SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Eddie Bauer Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	42-1672352
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15010 NE 36th Street Redmond, WA (Address of principal executive offices)	98052 (Zip Code)
(425) 755-6544
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:
None
Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Stock, par value $0.01 per share	The Nasdaq National Market

		Page

ITEM 1.	BUSINESS	3
ITEM 2.	FINANCIAL INFORMATION	38
ITEM 3.	PROPERTIES	75
ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	76
ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS	79
ITEM 6.	EXECUTIVE COMPENSATION	83
ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	92
ITEM 8.	LEGAL PROCEEDINGS	93
ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	94
ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES	95
ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED	95
ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS	97
ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	98
ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	98
ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS	99
EXHIBIT INDEX
EXHIBIT 2.1
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.10(A)
EXHIBIT 10.10(B)
EXHIBIT 10.11(A)
EXHIBIT 10.11(B)
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14(A)
EXHIBIT 10.14(B)
EXHIBIT 10.14(C)
EXHIBIT 10.15(A)
EXHIBIT 10.15(B)
EXHIBIT 10.15(C)
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 10.19
EXHIBIT 10.20
EXHIBIT 10.21
EXHIBIT 10.22
EXHIBIT 10.23
EXHIBIT 10.24
EXHIBIT 10.25
EXHIBIT 10.26
EXHIBIT 10.27
EXHIBIT 10.28
EXHIBIT 10.29
EXHIBIT 10.30
EXHIBIT 10.31
EXHIBIT 11
EXHIBIT 21

INFORMATION PRESENTED IN THIS REGISTRATION STATEMENT
      Eddie Bauer Holdings, Inc. was formed in June 2005 as a new parent company in connection with the emergence from bankruptcy of our principal operating subsidiary, Eddie Bauer, Inc. When we use the terms “Eddie Bauer,” “we,” “us,” “our” or similar words in this registration statement, unless the context otherwise requires, we are referring to Eddie Bauer Holdings, Inc. and its subsidiaries, including Eddie Bauer, Inc. For more information on the bankruptcy, see “Item 1. Business — The Spiegel Bankruptcy.”
      In February 2005, we announced our plan to discontinue operating our “Eddie Bauer Home” concept and we closed our final Home store in September 2005. Unless otherwise noted, all financial and statistical information (e.g., number of stores) in this registration statement does not include Eddie Bauer Home. Eddie Bauer Home is reflected as discontinued operations in our financial statements for all periods presented. For more information, see “Item 2. Financial Information — Overview — Predecessor and Successor Entities” and Note 7 to our audited consolidated financial statements included elsewhere in this registration statement.
      All references to our websites in this registration statement are textual references only and information contained on our websites is not incorporated by reference into, and does not otherwise constitute part of, this registration statement.

      Our fiscal year ends on the Saturday closest to December 31st. The following table reflects our fiscal years:

		Number of
Fiscal	Period	Weeks

2006	January 1, 2006 to December 30, 2006	52
2005	January 2, 2005 to December 31, 2005*	52	*
2004	January 4, 2004 to January 1, 2005	52
2003	December 29, 2002 to January 3, 2004	53
2002	December 30, 2001 to December 28, 2002	52
2001	December 31, 2000 to December 29, 2001	52

*	Consists of a fiscal period from January 2, 2005 through July 2, 2005 for the Predecessor entities and a separate fiscal period from July 3, 2005 through December 31, 2005 for the Successor entities. See “Item 2. Financial Information — Overview — Predecessor and Successor Entities.”

PRIOR DISCLOSURES
Bankruptcy
      In connection with our emergence from bankruptcy, we have previously provided information, including a disclosure statement dated as of February 18, 2005, and amended as of March 28, 2005, that was provided to creditors and others involved in the bankruptcy, and various confidential information memoranda that were provided to potential lenders and lenders in connection with our senior secured term loan and senior secured revolving credit facility. Such information contained descriptions of our business and projections or assumptions about our business and results of operations going forward. All of such disclosures reflected our best judgment as of those dates. Facts and circumstances relating to our business and actual and projected results of operations have changed since such dates, and such disclosures have not been updated. Accordingly, you should not rely on any such prior disclosures.
Withdrawn Form 10
      On December 15, 2005, we filed with the Securities and Exchange Commission, or SEC, a registration statement on Form 10. On January 25, 2006, we announced that we submitted a request to withdraw such registration statement as a result of discovering errors in the financial statements included in such registration statement, which was granted on the same date. We also announced the Company’s determination that the financial statements contained in the withdrawn Form 10 should not be relied on. You should rely only on the disclosure in this registration statement on Form 10 and not the disclosure in the withdrawn registration statement on Form 10.

STOCK OWNERSHIP LIMITATIONS
      Because of regulations applicable to our net operating loss carryforwards (“NOLs”), our certificate of incorporation and bylaws contain provisions that restrict the direct or indirect ownership of our common stock or other class of equity such that (A) no person may acquire or accumulate 4.75% or more of our common stock or other class of equity and (B) no person owning directly or indirectly 4.75% or more of our common stock or other equity may acquire additional shares without meeting certain notice and prior approval requirements as set forth in our certificate of incorporation. Any transfers of our common stock in violation of these ownership limitations will be null and void, unless the transferor or transferee, upon providing at least 15 days prior written notice of the transfer, obtains written consent for the proposed transfer from a majority of our board of directors. See “Item 11 — Description of Registrants Securities to be Registered — Ownership Limitations” for additional details.

FORWARD-LOOKING STATEMENTS
      This registration statement contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” and similar expressions. All of the forward-looking statements contained in this registration statement are based on estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market and other factors. Although we believe such estimates and assumptions are reasonable, they are inherently uncertain and involve risks and uncertainties. In addition, management’s assumptions about future events may prove to be inaccurate. We caution you that the forward-looking statements contained in this registration statement are not guarantees of future performance and we cannot assure you that such statements will be realized. In all likelihood, actual results will differ from those contemplated by such forward-looking statements as a result of a variety of factors, including those factors discussed in “Item 1. Business — Risk Factors.” Except as required by law, we undertake no obligation to update any of these forward-looking statements.

ITEM 1.	BUSINESS
Executive Overview
      Eddie Bauer is a specialty retailer that sells casual sportswear and accessories for the modern outdoor lifestyle. Our primary target customers are women and men who are 30-54 years old with an average annual household income of $75,000, who we believe have an emotional connection with the outdoors. Our brand is a nationally recognized brand that we believe stands for high quality, innovation, style and customer service. Founded in 1920, Eddie Bauer has an established reputation in the outerwear market and was ranked as the number three outerwear brand in a survey conducted by Women’s Wear Daily in July 2005.
      We sell our products through two interdependent sales channels that share product sourcing, design and marketing resources:

•	retail, which consists of our Eddie Bauer stores and our Eddie Bauer Outlet stores located in the United States and Canada; and

•	direct, which consists of our Eddie Bauer catalogs and our websites www.eddiebauer.com and www.eddiebaueroutlet.com.
      As of April 1, 2006, we operated 373 stores, consisting of 265 retail stores and 108 outlet stores in the U.S. and Canada. In fiscal 2005, we had more than 39.3 million visits to our two websites and a circulation of approximately 86.8 million copies of our catalogs.
      In addition, we participate in joint venture retail operations in Japan and Germany. We also license our Eddie Bauer name to various consumer product manufacturers and other retailers whose products complement our modern outdoor lifestyle brand image.
      We aim to offer our customers a seamless retail experience and structure our operations to reflect that goal. Customers can purchase our products through either of our sales channels and return or exchange our products at any of our stores, regardless of the channel of purchase. Our U.S. stores also offer a direct phone connection to our customer call centers that allows an in-store customer to order for home delivery a particular size, color or item that may not be available in the store.
      We design and source almost all of our clothing and accessories that we sell through our stores and direct sales channel. Although we do not manufacture any of our products, each of our vendors must comply with our Global Labor Practices Program that includes prohibitions against forced labor, child labor, harassment and abuse. Our sourcing and logistics infrastructure is designed to provide the timely distribution of products to our customers and stores, and our customer call center is designed to deliver a consistently high level of customer service.
Company History
      In 1920, our founder, Eddie Bauer (1899-1986), opened his first store in Seattle, Washington, to sell outdoor sporting and recreational equipment, clothing and accessories. The first store specialized in sporting goods such as tennis rackets, fishing tackle and golf clubs hand-made by Mr. Bauer. Mr. Bauer’s own experience with hypothermia on a fishing trip in 1923 led to the invention of the Skyliner down parka, which was patented in 1940. During World War II, the U.S. Army Corps commissioned more than 50,000 “Eddie Bauer B-9 Flight Parkas” designed to help keep pilots warm during high altitude flights. Mr. Bauer also produced 250,000 sleeping bags and many other items to meet military orders. Eddie Bauer was the first government supplier granted permission to put his label in his products during World War II, which raised product awareness and built a market for his merchandise. Mr. Bauer believed in high quality products and customer satisfaction. While building his business, he wrote letters to customers inquiring about their level of satisfaction and requesting suggestions for improvements. He insisted on complete satisfaction with any Eddie Bauer product or it could be returned for a refund — a tradition that continues today.
      In 1945, we issued our first mail-order catalog. In 1971, we were acquired by General Mills, Inc., and in 1972 we opened our first store outside of Seattle in San Francisco, California. We celebrated our first $100 million in sales in 1983, at which time we operated 27 retail stores. Between July 1988, when we were acquired by Spiegel, Inc. (“Spiegel”) and 2002, our retail stores increased from 58 to 399 and our outlet stores from 3 to 102. In addition from 1990 to 2002, our catalog circulation increased from 61.2 million to 101.6 million (excluding Eddie Bauer Home catalogs). In 1996, we started selling products over the Internet.
      In March 2003, Spiegel, together with 19 of its subsidiaries and affiliates, including our principal operating subsidiary, Eddie Bauer, Inc., filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. For more information on the bankruptcy, see “— The Spiegel Bankruptcy.” In June  2005, we emerged from bankruptcy as a stand-alone company for the first time in 34 years.
Our Business Turnaround

Operational Turnaround
      Between fiscal 1997 and fiscal 2001, Eddie Bauer experienced a general downward trend in profitability culminating in a “Loss from continuing operations before income tax expense (benefit)” of $29.6 million in fiscal 2001. Commencing at the end of fiscal 2002 and continuing through the bankruptcy, management, led by our new chief executive officer, implemented a series of initiatives designed to improve profitability by streamlining operations and improving operating margins. These initiatives helped improve our “Income (loss) from continuing operations before reorganization items and income tax expense (benefit)” from a loss of $29.6 million in fiscal 2001 to income of $103.7 million in fiscal 2004. These initiatives included:

•	Improving our inventory management. Between the beginning of fiscal 2002 and the end of fiscal 2004, we reduced our average monthly inventory levels at our distribution center by approximately half while maintaining approximately the same inventory levels at our stores. While some inventory reduction related to store closures, we primarily accomplished this reduction in inventory levels by liquidating old inventory at our distribution centers and placing smaller orders with more frequent deliveries.

•	Closing stores and renegotiating leases. During the reorganization process we closed 89 stores (with the last of these stores closing in January 2005), including several larger stores opened during our expansion in the 1990s, due to underperformance or as part of normal-course operations. Over the same period, we renegotiated 195 retail store leases and 68 outlet store leases and opened or authorized the opening of 32 new stores.

•	Reducing our corporate workforce. We reduced our workforce at our corporate headquarters in Redmond, Washington, from 725 as of April 1, 2003 to 558 employees as of January 1, 2005.

•	Streamlining our “back-end” operations. We streamlined our “back-end” logistics operations through the sale of a distribution facility that was not optimally suited for our operations, the consolidation of all U.S. logistics, fulfillment and distribution services and support activities to our facility in Groveport, Ohio, the relocation of our principal customer call center to Saint John, New Brunswick, Canada and the reduction of headcount in our information technology group located in Westmont, Illinois.
      Although we were able to implement these initiatives, the bankruptcy process restricted our ability to implement other initiatives, including recruiting top-level management and making important investments in our business and our brand.

Revitalizing the Brand
      In fiscal 2002, we recognized the need to take action to increase the net sales and productivity of our stores. Net merchandise sales had declined every year since 2000, from $1.6 billion in fiscal 2000 (the first year for which financial statements excluding Eddie Bauer Home are available) to $1.3 billion in fiscal 2002. In addition, comparable store sales, which we define as net sales from stores that have been open for one complete fiscal year, were negative in every quarter between fiscal 2000 and the end of fiscal 2002. Our customer database also decreased from approximately 8.9 million customers at the end of fiscal 2000 to approximately 7.3 million customers at the end of fiscal 2002.

Enhancing the merchandise infrastructure
      Starting in mid-2002 through 2004, we took steps to enhance our merchandising infrastructure and process. The initiatives we undertook included, among others, improving communications and planning within the merchandise function and with other groups, more precise customer base profiling, identifying historically successful products, and improving quality standards. These initiatives resulted in changes to the quality and style relevance of our product lines that were first offered in the fourth quarter of fiscal 2004 and the first two quarters of fiscal 2005. Comparable store sales showed growth of 2.0% in the fourth quarter of fiscal 2004 and 3.0% and 3.7% in the first two quarters of fiscal 2005, respectively, due in part to positive changes in strengthening our merchandise infrastructure and process.
      We were offering an assortment of items that historically had performed well rather than propelling our brand forward by offering an Eddie Bauer collection that was inspired by and was a reflection of our brand identity.

The Fall/Holiday 2005 Re-Launch of the Brand
      We believed one of the key reasons for our declining net sales, generally negative comparable store sales and declining traffic in our stores that we experienced since 1999 was that over time our product design had lost its strong brand identity and had become indistinguishable from other specialty retailers’ products. Our principal turnaround objective was to position the Eddie Bauer brand to represent premium quality products for the modern outdoor lifestyle and to offer a collection of products that reflected and distinguished our brand.
      We intended to elevate and revitalize the Eddie Bauer brand by substantially updating our product line and redesigning our brand communication approach to generate excitement about our brand both from our core customers and potential new customers. We hired an experienced chief merchandising officer and a new head of design in the summer of 2004 to substantially redesign our clothing lines. In addition, in early 2005 we hired a new vice president of marketing and later in the year a new vice president of creative.
      In August 2005, we launched the significantly redesigned product line for Fall/ Holiday 2005 aimed at enhancing the style relevance and image of the Eddie Bauer brand. These efforts not only involved a significant overhaul and redesign of our product line, but also a substantial change in our brand communica-

tion approach. The new collection incorporated a wider range of color, more novelty pieces and updated products with modified style, fit and more premium fabric, trim and hardware. We created new catalog imagery that focused on brand communication and provided our stores with new ways to merchandise and display the apparel and accessories. We also engaged in a public relations and marketing initiative in New York City during the holidays to promote our down collection.
      We understood that in making significant changes to our collection, we faced numerous risks. See “— Risk Factors — Risks Related to Our Business — We may not be able to revitalize the Eddie Bauer brand.” We expected to experience some sales declines due to discontinued products, but we anticipated that we could offset this decrease with new customers and with more purchases by our core customers. We believed that by making substantial changes to our product line and our creative presentation of the brand, we would generate significant customer interest and excitement about Eddie Bauer. Our results from the Fall/Holiday 2005 roll-out as a whole were disappointing and indicate that our customers did not respond positively to some of the changes we made to our product offerings or marketing approach. Compared to the same quarter in the prior year, net merchandise sales for the third quarter and fourth quarter of fiscal 2005 were down $18.3 million and $29.5 million respectively, or approximately 8.2% and 7.6%, respectively, and comparable store sales declined by 4.3% and 7.1%, respectively. Preliminary results for the first quarter of fiscal 2006 show comparable store sales were down approximately 10.0% compared to the same period in the prior year.
      We are aggressively implementing changes to correct what has not worked and to further develop those elements of the roll-out that were successful. The most critical lesson we learned in our efforts to radically revitalize the Eddie Bauer brand was that we did not pay enough attention to our core customers’ preferences. Specifically:

•	The product collection was skewed towards styles that appealed more to the younger half of our customer range, with slimmer fits, more novelty pieces and fewer Eddie Bauer classic pieces.

•	We revised our fits too radically for our core customer, and also experienced inconsistent fits across categories of products.

•	We moved the product collection too far away from our outdoor heritage.

•	We offered too many color choices and colors that were too bright for the season.

•	We raised our prices too aggressively without clearly explaining the improved quality and/or materials used in the products.

•	We focused too much on communicating a premium brand image rather than on product specific marketing, for example, emphasizing outfitting and wardrobing over presentation of specific product attributes.

Redirecting Our Modern Outdoor Lifestyle Brand Strategy
      We believe Eddie Bauer’s legacy and our company heritage continue to resonate with our core and targeted customers and that Eddie Bauer has always been a brand with a strong connection to an outdoor lifestyle. Accordingly, we are redirecting our modern outdoor lifestyle brand strategy to emphasize our heritage and build upon the legacy of our founder, Eddie Bauer. His legacy serves as the foundation for our rich company heritage that provides us with the philosophy upon which we are launching a revitalized brand — a love for the outdoors, premium quality, passionate product design, great customer service, creative marketing, and spirit of innovation. Eddie Bauer’s legacy and our heritage continue to resonate with our core customers. Eddie Bauer has always been a brand with a strong connection to an outdoor lifestyle. We intend to leverage this connection by focusing our brand messaging on our outdoor heritage to build on this strength and provide differentation from other specialty retailers. Our ability to reflect these elements in our business is the basis of our business strategy and we believe will be key to our turnaround. We intend to focus our brand messages on our outdoor heritage and thereby differentiate ourselves from other specialty retailers. Our strategy will reflect the following principles:

•	Leverage outdoor heritage. We are implementing an integrated communication strategy that will incorporate Eddie Bauer’s outdoor heritage. We plan to leverage our outdoor heritage by infusing products with functionality and designs that more explicitly reference the outdoors.

•	Offer basics, neutrals, heritage pieces. We intend to build on identifiable products in which we have a strong history by expanding product offerings in these core product areas and introducing new updated products featuring similar styles, fits and functionality. We intend to retain our tradition of offering rich, textured, natural colors inspired by the outdoors by featuring neutral and seasonally appropriate colors and targeted use of some brighter colors on selected novelty pieces to generate excitement. We plan to update classic designs with proven selling histories, that reflect our outdoor heritage, and replace the less successful items offered in 2005.

•	Address core customer preferences — age appropriate styling, fits and construction. Our target demographic range is 30 to 54, and the average age of our customer is 43. We intend to balance our product line to appeal to our target demographic base through product offerings with appropriate fits, styles and functionality that meet the needs and preferences of our core customers.

•	Leverage our authority in outerwear. Eddie Bauer has an established reputation in the outerwear market, and was ranked as the number three outerwear brand in a survey conducted by Women’s Wear Daily in July 2005. We will continue with our efforts to maintain and strengthen our authority in outerwear by leveraging our brand recognition in the category, emphasizing both technical and heritage attributes, and revising our products to reflect seasonal apparel needs.

•	Redirect our catalog and our store merchandising to present more product specific marketing. We intend to better balance wardrobing and product presentation. We also intend to diversify our models to reflect the full scope of our target demographic and to inspire customer confidence in the fit of our products.

•	Reset price/value equation. We found our prices were not consistent with customer expectation, in part because we did not emphasize to our customers our use of more expensive materials in the products and in part because the change in quality may not have justified a relative price increase in the minds of our customers. We plan to continue to offer high quality, durable products at prices that appeal to our customers.
      We are aggressively implementing our strategy across all channels; however, because of lengthy product lead times and the catalog production cycle, we anticipate that the impact of these initiatives will be felt primarily in the third and fourth quarters of fiscal 2006.

Other Turnaround Initiatives
      In addition to revitalizing our brand, we also are implementing several other initiatives as part of our commitment to stabilize and turn around our business, some of which we were not able to implement until our emergence from bankruptcy:

•	Increasing profitability at our retail stores, by right-sizing the stores, increasing traffic and increasing conversion;

•	Rebuilding our customer database through customer acquisition and retention measures and making investments to improve website functionality;

•	Continuing to augment our senior management team;

•	Improving the customer’s experience by making our stores more appealing, improving the presentation of our products in our catalogs and on our websites, and improving the quality of customer service in our stores and at our call centers; and

•	Streamlining further our back-end operations to maximize productivity.
      For more information on these initiatives, see “— Our Strategy.”
      Although we expect that the initiatives already underway should stabilize our business, they have significant risks and challenges, as discussed in more detail under “— Risk Factors” and will take time. Moreover, even if we are successful, we may not see improvements in operating results until at least the 2006 Fall/Holiday season. We also face numerous challenges as a result of our involvement in the Spiegel bankruptcy process, including being required to incur significant debt upon our emergence from bankruptcy. See “— Risk Factors — We face numerous challenges as a result of our involvement in the Spiegel bankruptcy process.”
Our Products
      Our apparel lines consist of clothing for women and men, including outerwear, pants, jeans, dresses, skirts, sweaters, shirts, sleepwear and underwear. We offer a wide variety of options in fabric, color, style, fit and size and a mix of basic offerings and seasonal collections. In addition, we offer accessories such as scarves, belts, hats, jewelry, daypacks, bags and footwear that complement our outdoor-inspired apparel lines.
Our Market
      Our primary target customers are women and men who are 30-54 years old with an average annual household income of $75,000. According to the 2006 Apparel Market Research Yearbook published by Richard K. Miller & Associates, in 2004, apparel spending in the United States by women and men between the ages of 35 and 54 totaled $31 billion and $17 billion, respectively. According to the Bureau of Labor Statistics, women between the ages of 45 and 54 spend more on apparel than any other segment of the population and belong to the highest household income bracket. We intend to capitalize on this market opportunity by leveraging our established reputation and brand image among this demographic group that has historically made up our core customer base and that has historically spent a larger portion of discretionary income on specialty apparel.
Our Strengths
      We believe that we possess the following strengths that we will use to stabilize our business:

Established brand heritage and awareness. Our company was founded in 1920 by Eddie Bauer, an outdoorsman and innovator with a strong dedication to premium quality and his customers. We believe the Eddie Bauer brand has a long established reputation for high quality products, a wide range of sizes, innovation, functionality, strong customer service and leadership in outerwear. According to a 2004 study commissioned and paid for by us and conducted by Harris Interactive, in 2004 Eddie Bauer had the second highest aided brand awareness among six U.S. casual apparel retailers that target adults, including Gap, Banana Republic, L.L. Bean, Lands’ End and J. Crew. Aided awareness is defined as a person’s expressing familiarity with a brand when it is read from a list. In addition, DNR magazine ranked the Eddie Bauer brand as the 20th best-known men’s brand among the top 50 best known brands in its November 21, 2005 issue. In our efforts to reintroduce target and new customers to our brand, we plan to leverage our existing brand awareness and established reputation to revitalize the Eddie Bauer brand.

Recognized strength in outerwear. We believe that Eddie Bauer has consistently been recognized for its high quality, outdoor-inspired outerwear collections. In 1936, we manufactured our first quilted goose down insulated garment, the Skyliner jacket, which was patented in 1940. Throughout our history, we have outfitted notable scientific and exploratory expeditions in Eddie Bauer outerwear. For example, Jim Whittaker was wearing Eddie Bauer outerwear when he became the first American to summit Mt. Everest in 1963. We continue to be named among the top outerwear brands — in July 2005, Eddie Bauer was ranked third among the top 10 best-known outerwear brands by Women’s Wear Daily. We intend to continue to use this established strength as we design and market our outerwear apparel to serve our existing customers and attract new customers.

Already focused on desirable market segment. We believe that our brand appeals most to customers between the ages of 30 and 54. We believe this segment provides an attractive growth opportunity for us. Unlike many of our competitors who are expanding their marketing strategies and product offerings as well as starting new concepts to appeal more to this segment, we have traditionally focused on this segment and believe this provides us with a competitive advantage.

Integrated distribution network. We allow customers to order our products through our retail and direct sales channels and return or exchange products at any of our retail or outlet stores, regardless of the channel of purchase. In addition, our U.S. stores offer a direct phone connection to our customer call centers that allows an in-store customer to order for home delivery a specific item that may not be available in the store. We believe these conveniences increase customer loyalty and strengthen our brand awareness, while increasing our sales across all of our channels. This integrated distribution network allows us to expand our product offering by allowing us to offer a wider range of sizes through our catalogs and websites while also providing us with tools to manage our store inventory levels.

Experienced senior management team. Over the last 24 months, we have hired several key executives across a broad range of areas such as merchandising, design, marketing, creative and legal. Members of our senior management team have significant experience in senior management positions at retail apparel companies and public companies, including at H&M (Hennes & Mauritz AB), J. Crew, Tommy Hilfiger, Banana Republic, Ann Taylor and Starbucks. In addition, our board of directors has substantial experience in the retail business, including Lands’ End, L.L Bean, the Limited Brands, Estée Lauder and Target. We believe their collective experience will help us turn our business around and revitalize the Eddie Bauer brand.

Ability to control inventory in our direct channel. We target our best customers to receive preview catalogs with incentives to purchase items prior to the official launch of a new season. We use the customer response to these preview catalogs to adjust our product offerings in our direct channel and to plan more accurately inventory commitments and assortments.

Licensing opportunities support our modern outdoor lifestyle brand image while providing an additional stream of revenue. We license our Eddie Bauer name to various consumer product manufacturers and other retailers whose products complement our modern outdoor lifestyle brand image. We currently license our Eddie Bauer name for use with infant products, luggage and travel accessories, SUV models, camping gear and home furnishings among other things. These licensing opportunities not only enhance and extend our lifestyle brand, but also provide another source of revenue. We received approximately $15.3 million in royalty revenues in fiscal 2005 relating to our licensing arrangements.
Our Strategy
      We intend to continue our turnaround and improve our operating results through the following key business strategies:

Revitalizing our brand. We believe we need to reestablish Eddie Bauer as a brand that represents premium quality products for the modern outdoor lifestyle. We plan to build on our Eddie Bauer heritage and offer products that are relevant to our core customers and attractive to new customers. We are modifying our product assortment in a manner designed to more clearly embrace the heritage of the Eddie Bauer brand while meeting the evolving desires of our customers. We believe these actions should revitalize our brand, capture new customers and continue to interest our core customers.

Increasing sales and productivity across both of our channels. We intend to increase sales per square foot realized in our retail stores through several means, including increased traffic into our retail stores. We believe that approximately 5,500 square feet is the appropriate size for most of our retail stores, (which does not include outlet) because we believe it allows us to achieve the correct balance among product assortment, displays, inventory and sales. Currently, approximately 51% of our stores are within plus or minus 15% of our model store size. We are in the process of realigning our remaining retail stores, mainly through down-sizing retail stores and opening new retail stores in select locations based on a more uniform size and configuration that we believe will improve the sales per square foot realized in the retail store. We also seek to increase the sales per square foot realized in our retail stores by, among other things, emphasizing our outdoor heritage, offering both updated popular styles and products that feature improved fit and higher quality fabric, trim and hardware and emphasizing our outdoor heritage to drive traffic and conversions. We intend to increase sales through our direct channel by balancing our product assortment and revising our product presentation to better appeal to our catalog customers.

Augmenting our management team. Although over the last 24 months we have hired several key executives, we are still in the process of recruiting additional executives to complete our senior management team, including, a new permanent chief financial officer, chief operating officer, chief marketing officer, vice president of human resources and vice president of direct.

Improving the customer experience. We plan to improve the customer experience in each of our sales channels to increase sales across our entire business. In our stores, we aim to create appealing window arrangements to make our stores more interesting and drive traffic into our stores. In addition, we are aggressively focused on initiatives enhancing customer service and customer service associates audit our progress by posing as shoppers and evaluating stores. Our aim is to establish a consistent store image to make the customer feel familiar in each store. In our direct channel, we intend to improve the presentation of our redesigned apparel lines in our catalogs and on our websites by highlighting individual products and tightening the focus of our catalog and Internet marketing to customers who we believe fit our target profile and by replenishing our customer database which was severely impacted by the liquidation of First Consumers National Bank, or FCNB. See “— The Spiegel Bankruptcy” for more details. We also seek to continuously improve the quality of service in our stores and at our call centers to be more responsive to customer questions and comments.

Optimizing productivity of our back-end operations. As a result of the Spiegel reorganization process, we inherited many back-end infrastructure operations that we are in the process of streamlining to better fit our business and to reduce costs. For example, we aim to improve our information technology operations by eliminating unnecessary or duplicative applications. We also seek to improve our sourcing operations by reducing the number of vendors and countries from which we source to attain volume pricing and more consistent quality. We also aim to make our distribution center more productive and to improve our inventory control through better planning and coordination of our design, sourcing, distribution, planning and allocation operations.

Our Design and Merchandising
      Our in-house design team aims to create products that reinforce our brand image by designing and merchandising products that incorporate quality fabrics and construction as well as provide comfortable, consistent fits and relevant detailing for men and women.
      The design process begins with our designers’ development of four seasonal collections 10 to 12 months in advance of each season. Our design team regularly travels nationally and internationally to develop color, fabric and design ideas. Once the design team has developed a season’s color palette and design concepts, they build a complete prototype sample collection to evaluate the details, such as how color takes to a particular fabric, how a fabric performs to our fit specifications, and the overall look and feel of the garment with our coordinated accessories.
      Our designers then create a sample collection and present it in a still life presentation format so our merchandising teams can select which items to market in each of our sales channels and edit the collection as necessary to increase its commercial strength. Our teams communicate regularly and work closely with each other to leverage market data, ensure the quality of our products and remain true to a unified brand image. Our technical design teams develop construction and fit specifications for every product, ensuring quality workmanship and consistency across product lines. We are able to efficiently offer an assortment of styles within each season’s line while still maintaining a unified brand image, because our product offerings originate from a single concept collection. As a final guarantee of brand image consistency, senior management reviews the four seasonal collections before selections are finalized.

      Apparel products designed for our outlet stores generally follow a design and merchandising process similar to core products designed for our retail stores, with the same level of quality and fit, but with slightly less expensive fabrics and trims.
Our Sales Channels
      We distribute our apparel and accessories through our retail channel, which consists of our network of retail and outlet stores, and through our direct channel, which consists of our Eddie Bauer catalogs and our websites located at www.eddiebauer.com and www.eddiebaueroutlet.com.

Retail Channel
      In fiscal 2005, our retail channel generated net merchandise sales of $733.2 million, comprising 73.2% of our net merchandise sales.
      Retail Stores. Our retail stores generated net merchandise sales of $492.5 million in fiscal 2005 comprising 49.2% of our net merchandise sales. Our retail stores are generally located in regional malls, lifestyle centers and in metropolitan areas. We also have stores in smaller markets where we believe concentrations of our target customers exist. We believe situating our stores in desirable locations is key to the success of our business, and we determine store locations based on several factors, including geographic location, demographic information, presence of anchor tenants in mall locations and proximity to other specialty retail stores that target a similar demographic. Our retail stores are designed and fixtured to create a distinctive and inviting atmosphere, with clear displays and information about product quality and fabrication.
      We believe that approximately 5,500 square feet is the appropriate size for most of our retail stores, as we believe this size allows us to achieve the correct balance between product assortment, inventory and sales. Currently, approximately 51% of our retail stores are within plus or minus 15% of our model retail store size. We are in the process of realigning our remaining retail stores, mainly through down-sizing and opening new retail stores in select locations with a more uniform size and configuration that we believe will improve the sales per square foot realized in the retail store. Additionally, we intend to increase the sales per square foot and comparable store sales by, among other things, offering products featuring improved fit and higher quality fabric, trim and hardware and emphasizing our outdoor heritage to drive traffic and conversions. We expect to actively realign retail stores as opportunities present themselves.
      We train our retail sales associates to provide a high standard of customer service and to create appealing head-to-toe outfit displays to show our customers how to wear our apparel to encourage multiple purchases by customers. To provide our sales associates with an incentive to deliver superior customer service and to drive sales, each retail sales associate’s compensation consists of a base hourly rate supplemented by eligibility for incentive bonuses based on overall store performance. Our associates are eligible to earn an incentive based on monthly store sales thresholds, payable after the end of each month in which the threshold sales goal has been met. We believe our compensation policies enable us to maintain high standards of customer service in our stores and visual presentation of our product.
      As of April 1, 2006, we operated 232 retail stores in the U.S. and 33 in Canada. In order to increase our net sales we intend to close under-performing retail stores as their leases expire and open new retail stores. The number of stores we ultimately open during any given year will depend on our ability, among other things, to obtain suitable locations on favorable terms, our working capital position and requirement, general economic conditions and the terms of our debt agreements. See “Item 3. Properties” and “— Risk Factors — Risks Relating to our Business — We may not be able to negotiate leases on reasonable terms.” For the remainder of fiscal 2006, we intend to open approximately 15 additional retail stores in the U.S. and Canada and do not expect to close any additional retail stores.
      Outlet Stores. Our outlet stores generated net merchandise sales of $240.7 million in fiscal 2005 comprising 24.0% of our net merchandise sales. Our outlet stores target customers seeking Eddie Bauer apparel at lower prices. Our outlet net merchandise sales consist of apparel designed exclusively for the outlet stores and excess inventory from our retail stores, and we regularly monitor this mix. Apparel products designed for our outlet stores leverage the same design process and brand image principles, as well as quality standards, as apparel sold in our retail stores, but with less expensive fabrics and hardware and are typically priced at least 20% to 40% below full retail price.
      As of April 1, 2006, we operated 108 outlet stores in the U.S. Our outlet stores are located predominantly in outlet centers, value strip centers and “destination” outlet areas such as Palm Springs, California, and Hilton Head, South Carolina. See “Item 3. Properties.” For the remainder of fiscal 2006, we expect to open 12 additional outlet stores in the U.S. and do not expect to close any outlet stores.
      Sales associates in our outlet stores adhere to customer service practices similar to our retail stores, and are trained to provide similar services to those provided in our retail stores. The compensation policies for our outlet sales associates is the same as that of our retail sales associates.

Direct Channel
      In fiscal 2005, our direct channel generated net merchandise sales of $268.1 million comprising 26.8% of our net merchandise sales. We believe that the increasing trend of consumers’ shopping via the Internet will drive growth in our Internet sales, offsetting anticipated declines in our catalog sales. Our direct channel consists of our catalog and website operations, both of which we believe reinforce our brand image and drive sales across both of our sales channels. Our catalogs and websites offer most of our product line in the available colors, styles and sizes, as well as certain products, such as swimwear and footwear, and a wider range of styles and sizes, including petite, tall and plus, that are not available in our stores. Our U.S. stores offer a direct phone connection to our customer call centers that allows an in-store customer to order for home delivery a particular size, color or item that may not be available in the store. We account for these sales under direct sales. In addition, our website and catalogs are linked through our “Catalog Quick Order” feature, which allows a customer to input a catalog item number to place an order on the website.
      As of December 31, 2005, we maintained a customer database of approximately 7.4 million customers, of which 4.5 million were households that had purchased from us at least once in the past 12 months, and 2.4 million were customers with e-mail addresses, who receive regular promotional e-mails from us. We update our customer database in six month intervals at the end of June and December of each year. Our customer database enables us to analyze customer purchases by numerous metrics, including frequency and average transaction size, which allows us to implement more advanced circulation and strategic marketing programs. We focus on continually improving the segmentation of our customer database and the acquisition of additional customer names from several sources, including our retail stores, our websites, list rentals and list exchanges with other catalog companies.
      Catalogs. In fiscal 2005, we distributed 23 catalog editions with a circulation of approximately 86.8 million copies and consisting of a total of 10.6 billion pages. Our top catalog customers receive a new catalog every two to three weeks. In addition, we target our best customers to receive preview catalogs with incentives to purchase items approximately 10 to 12 weeks prior to the official launch of a new season. Customer response to these preview catalogs is important information we use to adjust our product offerings in our direct channel and also enables us to better control inventory commitments and assortments. All creative work on our catalogs is coordinated by our in-house personnel, and we believe this allows us to shape and reinforce our brand image.
      Websites. Our www.eddiebauer.com and www.eddiebaueroutlet.com websites were launched in 1996 and 1999, respectively, and allow our customers to purchase our merchandise over the Internet. We design and operate our websites using an in-house technical staff and outside web hosting provider. Our websites emphasize simplicity and ease of customer use while integrating our brand’s modern outdoor lifestyle imagery used in our catalogs. In fiscal 2005, our websites had over 39.3 million visits. Our website has received a number of awards, including winning top honors in the e-commerce category in the Keynote Systems Keynote Performance Awards in October 2004 and being named a “Top 50 Best of the Web” online retailing website for 2005 by Internet Retailer in November 2005.

      We conduct online advertising and send targeted e-mails to reach customers looking to purchase apparel and accessories over the Internet. We advertise with MSN, AOL and Yahoo by placing banners on their webpages. In addition, we have Google- and Yahoo-sponsored listings for which we pay a cost-per-click for sponsorship of accessory and apparel key word phrases for search. Our online advertising allows us to target many different segments of our customer base without incurring significant marketing costs.
Our Joint Ventures
      We participate in two joint ventures, one in Japan and one in Germany that extend the reach of the Eddie Bauer brand. We have granted the joint ventures the right to sell in their markets a mixture of Eddie Bauer apparel and accessories from the U.S. core assortment in addition to products developed by the joint venture partner exclusively for the applicable joint venture. As a minority participant in both of the joint ventures, we do not determine the strategic direction of either joint venture. However, in each case, through board participation and our license agreement, we provide oversight and also retain the right to approve all products offered by the joint ventures that carry the Eddie Bauer brand. We assist both joint ventures in building an appropriate product line, approving new store designs and site locations and ensuring consistency of the Eddie Bauer brand.
      We provide the joint ventures with access to our designs, sourcing network, marketing materials, catalog photography, page layouts and general operational knowledge. In exchange, we receive a royalty payment on all products sold plus our share, as an equity holder, in the earnings or losses of each joint venture. As of December 31, 2005, our equity investment balances were $12.5 million and $5.2 million in Eddie Bauer Japan and Eddie Bauer Germany, respectively. See Note 11 to our combined financial statements included elsewhere in this registration statement.

Eddie Bauer Japan
      Eddie Bauer Japan reported joint venture net sales of $124.0 million in fiscal 2005. As of December 31, 2005, we had contributed approximately $9.0 million to the joint venture (net of dividends received of $0.3 million). In fiscal 2005, we received approximately $4.1 million in royalties from the joint venture and recorded income of approximately $1.1 million for our equity share.
      We own 30% of Eddie Bauer Japan, a joint venture with Otto-Sumisho, Inc. (a joint venture company of Otto KG, a former Spiegel affiliate, and Sumitomo Corporation). As of December 31, 2005, Eddie Bauer Japan operated 38 retail stores and nine outlet stores, distributed eight major catalogs annually and operated a website located at www.eddiebauer.co.jp. A substantial majority of the products sold by Eddie Bauer Japan are Eddie Bauer products while the remaining products are developed exclusively for the joint venture. Eddie Bauer Japan sources the U.S. designed Eddie Bauer products primarily from our principal sourcing agent, Eddie Bauer International, Ltd., a subsidiary of Otto KG. Eddie Bauer Japan sources the majority of its exclusive products from outside vendors, but we retain the right to approve all vendors under the guidelines of our Global Labor Practices Program. See “— Our Product Sourcing — Our Global Labor Practices Program.”

Eddie Bauer Germany
      Eddie Bauer Germany reported joint venture net sales of $64.8 million in fiscal 2005. As of December 31, 2005, we had contributed approximately $15.7 million to the joint venture (with no dividends received). In fiscal 2005, we received approximately $2.0 million in royalties from the joint venture and recorded a loss of $1.0 million for our equity share.
      We own 40% of Eddie Bauer Germany, a joint venture with Heinrich Heine GmbH and Sport-Scheck GmbH (both former Spiegel affiliates and subsidiaries of Otto KG). As of December 31, 2005, Eddie Bauer Germany operated ten retail stores and one outlet store, distributed ten major catalogs annually and operated a website located at www.eddiebauer.de. A substantial majority of the products sold in Germany are U.S. designed Eddie Bauer products while the remaining products are developed exclusively for the joint venture. Eddie Bauer Germany sources the traditional Eddie Bauer products primarily from Eddie Bauer

International, Ltd. Eddie Bauer Germany sources the products that are developed exclusively for Eddie Bauer Germany from outside sources, but we retain the right to approve all vendors under the guidelines of our Global Labor Practices Program. See “— Our Product Sourcing — Our Global Labor Practices Program.”
Our Licensing
      We selectively license our brand name and logo to be included on products sold by other companies to enhance and extend the Eddie Bauer brand. We received $15.3 million in royalty revenues in fiscal 2005 relating to our licensing arrangements.
      We seek licensees who are leaders in the outdoor, juvenile, home, auto and personal categories. We typically enter into multi-year license agreements with one licensee per product category to prevent price competition and market saturation of the brand. Our top performing licenses by royalty revenues received for fiscal 2005 were Cosco Management, Inc. (a subsidiary of Dorel Industries Inc.) for infant and juvenile car seats and strollers; Skyway Luggage Company for luggage and travel accessories; Ford Motor Company, which uses the Eddie Bauer name and logo on premium Explorer and Expedition models; American Recreation Products, Inc. for camping gear; and The Lane Company (a division of Furniture Brands International) for home furnishings. In each of our licensing arrangements, we work closely with our licensees and have a final right of approval to ensure our brand is consistently presented.
      As part of our emergence as a stand-alone company, we have closed our Eddie Bauer Home operations and are pursuing additional licensing opportunities in the home furnishings category.
Our Marketing

Our Marketing Strategy
      We design our marketing strategy to present a consistent and unified brand image grounded in our outdoor heritage to increase traffic, purchase frequency and sales through both of our sales channels and create an emotional connection between our target customers and the Eddie Bauer brand. Our target customers are women and men, ages 30-54 who we believe desire high quality outdoor-inspired casual sportswear. We believe that our customers lead a busy, engaged lifestyle and expect to find easy, comfortable and stylish apparel and non-apparel solutions from Eddie Bauer. Our goal is to create marketing campaigns to amplify our seasonal merchandising messages and to make our target customers aware of new merchandise, special events and sale offers. Our primary methods of driving traffic to our sales channels are extensive catalog and e-mail circulation, product presentation in our store windows, mall advertising and online advertising. We also receive frequent press coverage from independent publications such as Oprah, In Style and Men’s Journal. This coverage features our new merchandise and further solidifies our brand image. We believe that our licensing arrangements also extend and enhance the reach of the Eddie Bauer brand.
      To increase purchasing frequency, we utilize our customer database of approximately 7.4 million customers to monitor customer purchase patterns so we can better target segments of our customer database with specific marketing programs. On a monthly basis, our direct mail programs and e-mails allows us to further strengthen our current customer relationships and to attract lapsed customers to shop the brand again. In addition to our own database, we regularly send catalogs to third party databases to attract new customers to the brand. We also increase customer loyalty with special programs for our private label credit card holders and loyalty programs in the U.S. and Canada that provide incentives for customers to shop more at Eddie Bauer.
      Marketing expenses accounted for 10.4% and 11.2% (including catalog production costs) of our net merchandise sales in fiscal 2005 and fiscal 2004, respectively.

Our Private-Label Credit Card
      We also seek to increase customer loyalty and sales by offering customers our private-label Eddie Bauer credit card through a third party, World Financial Network National Bank (“WFNNB”), a subsidiary of Alliance Data Systems. Customers apply for the Eddie Bauer credit card, and if approved in accordance with

WFNNB’s credit criteria policies, customers can use the Eddie Bauer credit card in either of our sales channels. WFNNB services include establishing credit criteria for customer acquisition, issuing and activating new cards, extending credit to new cardholders, authorizing purchases made with Eddie Bauer credit cards, as well as offering customer care and billing and remittance services. From time to time, we offer these cardholders exclusive offers and coupons, as well as advance notice of in-store promotional sales events. As of December 31, 2005, we had approximately 869,000 customers who had used the Eddie Bauer credit card at least once in the past 12 months. In fiscal 2005, sales using our credit card, after discounts, comprised approximately 15.9% of our total net merchandise sales (including Home sales).
      Through arrangements with WFNNB, we hope to replenish our customer database, which was depleted as we lost high-risk, low-credit customers in connection with the liquidation of First Consumers National Bank, or FCNB, which was the special-purpose bank that offered private-label credit cards imprinted with an Eddie Bauer, Newport News or Spiegel logo to qualifying customers as well as MasterCardtm and Visatm bankcards to the general public. For more information, see “— The Spiegel Bankruptcy.”
Our Product Sourcing

Our Sourcing Strategy
      We do not own or operate any manufacturing facilities and instead contract with third-party sourcing agents and vendors for sourcing and manufacturing of our merchandise. Our sourcing strategy emphasizes the quality fabrics and construction that our customers expect of our brand. To ensure that our standards of product quality and timely product delivery are met, we take the following actions:

•	we retain close control over our product quality, design and costs by designing and developing most clothing and accessory products in-house;

•	we work with a select group of sourcing agents and vendors, directly negotiate product cost with our vendors and send detailed specification packages to these sourcing agents and vendors;

•	we inspect pre-production samples, make periodic site visits to our vendors’ factories and selectively inspect inbound shipments at our distribution center; and

•	we establish quality standards at our headquarters in Redmond, Washington, that are included in our policies with these sourcing agents and vendors and enforced by our associates.
      We have four sourcing seasons per year and typically place orders with our vendors approximately six months prior to the initial sale date, with approximately 11 to 12 weeks for reorders and seven to nine weeks for replenishment of our basic non-seasonal items. We use the same sourcing calendar for each of our sales channels. We purchase approximately 85% to 90% of inventory for our stores in advance so as to permit all of our stores to have sufficient product to support demand. In the case of direct sales, we need purchase only approximately 70% of inventory in advance because we can better gauge anticipated demand for products through our preview catalog, which we send to customers approximately 10 to 12 weeks in advance of a season’s product launch.
      We believe our sourcing strategy maintains our strict quality control standards while allowing us to enhance our speed to market to respond to our customers’ preferences.

Our Sourcing Agents
      For fiscal 2005, on a purchase value basis, we sourced approximately 86% of our products (by value) through our main sourcing agents, Eddie Bauer International, Ltd. (“EBI”) (72%) and Eddie Bauer International (Americas), Inc. (“EBI Americas”) (14%), approximately 12% of our merchandise (primarily non-apparel and swimwear) directly from domestic importers and the remainder (primarily footwear and home) through other buying agents. EBI is a subsidiary of Otto International (Hong Kong) Ltd. (OIHK) and EBI Americas is a subsidiary of Otto International GmbH, both former affiliates of Spiegel, and we license our name to both entities. EBI maintains an office in Hong Kong and sources merchandise primarily from Asia, and EBI Americas maintains an office in Miami and sources merchandise primarily from the Americas and the Caribbean. We are their sole customer, although the parent company, Otto Asia Holding KG and affiliates of EBI and EBI Americas provide similar buying agency services for third parties and affiliates of Otto. EBI and EBI Americas provide various services to us, including market research, product development, vendor screening, quality control standards implementation, labor compliance reviews, product delivery scheduling, and vendor stability. EBI and EBI Americas operate on a commission-rate basis and our arrangements with them are automatically renewed each year, unless terminated by either party upon one year written notice in the case of EBI and six months written notice in the case of EBI Americas. In February 2006, we agreed to end our sourcing arrangement with EBI Americas effective as of June 30, 2006 and expand our in-house procurement capabilities to perform this sourcing. We anticipate hiring an additional 12 associates, including former EBI Americas employees or contractors, in connection with the termination of this arrangement. We do not believe that this arrangement will impact our ability to source products from the Americas and Caribbean as we have existing relationships with these vendors. We believe that this action will result in increased net cost of approximately $0.9 million in fiscal 2006 primarily from one time transition costs, and then annual net cost savings with initial cost savings of approximately $0.9 million in fiscal 2007.

Our Vendors
      Our sourcing network consists of over 300 vendors as of December 31, 2005, who operate in 40 countries. In 2005, our largest countries of import were China (31% of total imports, of which 12% were from Hong Kong), Thailand (9% of total imports) and Sri Lanka (7% of total imports). In fiscal 2005, our top 30 vendors supplied approximately 63% of our total vendor purchases and no single vendor supplied more than 5% of our total vendor purchases. Our top 30 vendors have supplied us for an average of approximately nine years. We believe our long-term relationships with our vendors have also provided us with the ability to resolve supply issues efficiently and negotiate favorable pricing terms over time, further improving our overall cost structure. We intend to improve our sourcing operations by reducing the number of vendors and countries from which we source to attain volume pricing and more consistent quality.
      Substantially all of our vendors that are sourced through EBI are paid pursuant to a Vendor Payment Services Agreement we have entered into with OIHK, the parent company of EBI and a former affiliate of Spiegel. Pursuant to this arrangement, OIHK pays our vendors the purchase price for inventory, less a volume discount and a small transaction fee paid by the vendor, typically within seven days of the receipt of purchase orders and certain other purchase documents from our buying agent. We typically reimburse OIHK in advance of payment to a vendor. This arrangement is beneficial to the vendors as it ensures prompt payment and is beneficial to us as it is less expensive than obtaining a letter of credit for each vendor from whom we source products. Our other vendors are paid directly by us. Substantially all of our foreign purchases are negotiated and paid for in U.S. dollars.

Our Global Labor Practices Program
      Established in 1995, our Global Labor Practices Program involves internal training and supplier education, evaluation and corrective action of vendor factories for compliance, and seeks to protect and promote workplace human rights. Our standards include prohibitions against forced labor, child labor, harassment and abuse. They also address non-discrimination, health and safety, freedom of association and collective bargaining, wages and benefits, hours of work, overtime compensation and environmental standards. All of our vendors who manufacture products for us must agree to comply with our Global Labor Practices Program. Our sourcing agents, EBI and EBI Americas, and external monitors also conduct annual vendor audits on our behalf.
      Since 2001, we have also been active participants in the Fair Labor Association, or FLA, a non-profit organization and monitoring system established to protect the rights of workers and improve working conditions worldwide. FLA enhancements to our Global Labor Practices Program include more systematic risk assessment, identification of best practices, collaboration on workplace improvements, expanded factory inspections, outreach to special interest groups knowledgeable about local issues, use of external auditors and public reporting by FLA on our compliance program. In May 2005, our Global Labor Practices Program was accredited by the FLA, signifying that we are in substantial compliance with FLA requirements to implement a rigorous workplace code of conduct in apparel factories making our products. In evaluating our program for accreditation, the FLA reviewed factory monitoring and verification reports of supplier facilities conducted by external monitors and verified implementation of monitoring protocols and our training programs and auditing system. In accordance with FLA requirements, our Global Labor Practices Program will be reviewed for re-accreditation every two years.
Our Distribution and Logistics Infrastructure

Transport
      Our transportation delivery chain is designed to ensure that our products are delivered from our vendors to our distribution centers in a safe, expedient and cost-effective manner. Each overseas vendor sends the finished products to a designated shipper or consolidator who assembles the shipments into containers. On average, shipments are in transit for approximately 30 days. Shipments generally arrive in Tacoma/ Seattle and then move by rail to our distribution center in Groveport, Ohio, unless they are destined for our Canadian retail stores, in which case they generally arrive in Vancouver, British Columbia, and move by rail to our distribution center in Vaughan, Ontario. Domestic vendors generally use common carriers to deliver our products to the appropriate distribution center. The typical time from completion of product by the manufacturer, shipping, customs clearance, warehouse receipt, quality assurance inspection and outbound shipping from our distribution centers to stores is approximately six weeks.
      We typically use United Parcel Service (UPS) for delivering shipments from our distribution center in Groveport, Ohio, to our retail and outlet stores across the U.S. and for expedited and non-U.S. shipments to our customers. All U.S. ground shipments originating from our catalogs or website are delivered to our customers by the United States Postal Service (USPS).

Distribution Centers
      Pursuant to the Plan of Reorganization, we acquired a 2.2 million square foot distribution center in Groveport, Ohio that was formerly owned by Spiegel. This distribution center handles logistics and distribution for our U.S. stores and worldwide direct channel operations. As part of our strategy, we aim to make this distribution center more productive. We also lease a 97,200 square foot distribution center in Vaughan, Ontario, to support our Canadian stores. Our Vaughan, Ontario, lease expires in April 2008. As of December 31, 2005, approximately 611 associates were employed by our distribution centers, consisting of 587 associates in Groveport and 24 associates in Vaughan, with the number of associates typically increasing in the fourth quarter to handle larger processing volume during the holiday season.

Call Centers
      As part of the Plan of Reorganization, we assumed the lease of a 37,815 square foot customer call center in Saint John, New Brunswick, Canada. In fiscal 2005, we supported approximately 3 million customer calls. Our lease expires in May 2011. In August 2005, we opened a secondary call center within our distribution center in Groveport, Ohio, to handle primarily seasonal overflow and provide disaster recovery capabilities. As of December 31, 2005, approximately 513 associates were employed by our call centers, consisting of 454 associates in Saint John and 59 associates in Groveport, with the number of associates typically increasing in the fourth quarter to handle larger processing volume during the holiday season.

Information Technology Center
      Pursuant to the Plan of Reorganization, we acquired a 50,000 square foot information technology center in Westmont, Illinois, that houses all of our systems relating to product development, merchandising, marketing, planning, store operations, sourcing, finance, accounting, call centers, Internet, inventory and order fulfillment. As of December 31, 2005, approximately 129 associates were employed by the information technology center. Our websites are hosted by a third party at its data center. We maintain a disaster recovery plan that can be implemented in the event we lose our capacity to perform daily data operations. All critical data is backed up and sent off site on a daily basis specifically for recovery purposes. We have contracted with a disaster recovery vendor to provide the necessary computing equipment at a hot site so that operations can be restored. We test the plan periodically to ensure its validity.
Competition
      The retail apparel industry is highly competitive. We compete with a variety of retailers, including national department store chains, national and international specialty apparel chains, global discount chains, outdoor specialty stores, catalog businesses, sportswear marketers and online businesses that sell similar lines of merchandise. In the United States, our retail stores compete primarily with other specialty retailers, such as Ann Taylor, Banana Republic, Talbots, Chico’s, Coldwater Creek, Gap, J. Crew, J. Jill and Timberland and national department store chains such as Macy’s and Nordstrom. We also compete with catalog businesses such as L.L. Bean and Lands’ End and outdoor specialty stores such as Columbia Sportswear, North Face, Patagonia and REI. In Canada, we compete primarily with retail stores such as Bluenotes and Roots, as well as various national and international department store chains. Our outlet stores compete with the outlet stores of other specialty retailers such as Ann Taylor, Banana Republic, Gap, J. Crew and Ralph Lauren/ Polo, as well as with other value-oriented apparel chains and national department store chains.
      For information on the primary factors on which we compete and the risks we face from competition, see “— Risk Factors — Risks Relating to Our Industry — We face intense competition in the apparel industry.”
Seasonality
      We are a seasonal business, with our sales and earnings peaking during the fourth quarter, particularly during the November through December holiday periods. In addition, we typically experience higher sales of men’s products and accessories in June for Father’s Day. As a result of our seasonal sales patterns, we increase our inventory levels during these selling periods.
Trademarks
      Substantially all of our global trademarks are owned by Eddie Bauer, Inc. As of December 31, 2005, we had over 85 trademark registrations and pending trademark applications in the U.S. and over 275 registered trademarks and 30 pending trademark applications in foreign countries. Our pending trademark applications may not result in issued trademark registrations. Our trademarks include Eddie Bauer®, EBTek®, Eddie Bauer Adventurer®, the Eddie Bauer signature logo, the Eddie Bauer goose logo and various other marks used in our business.
      We regard our trademarks as key assets and believe they have substantial value in the marketing of our products. We protect these trademarks by registering them with the U.S. Patent and Trademark Office and with governmental agencies in other countries, particularly where our products are manufactured and/or sold. We work vigorously to enforce and protect our trademark rights by engaging in monitoring services, issuing cease-and-desist letters against third parties infringing or denigrating our trademarks and initiating litigation as necessary. We also work with trade groups and industry participants seeking to strengthen laws relating to the protection of intellectual property rights in markets around the world. We also grant licenses to other parties to manufacture and sell certain products with our trademarks.
Associates
      As of December 31, 2005, we had approximately 2,773 full-time associates and 9,053 part-time associates in the U.S. and Canada. As a result of our seasonal sales patterns, we hire additional temporary staff at our retail stores and at our distribution and call centers during the fourth quarter. Our associates are not represented by unions and are not covered by any collective bargaining agreements. We have had no labor-related work stoppages, and we consider relations with our associates to be good.

Government Regulation

U.S. Regulation
      We are subject to federal, state and local laws and regulations affecting our business, including those related to labor, employment, worker health and safety, environmental protection, products liability, product labeling, consumer protection and anti-corruption. These laws include the Occupational Safety and Health Act, the Consumer Product Safety Act, the Trade Act of 2003, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the Foreign Corrupt Practices Act and the rules and regulations of the Consumer Products Safety Commission and the Federal Trade Commission. We also voluntarily participate in the Customs — Trade Partnership Against Terrorism (C-TPAT) and expect to receive our validation in the near future. We are also subject to import and export laws, including U.S. economic sanction and embargo regulations and other related laws such as the U.S. anti-boycott law and the U.S. export controls regulations.

Non-U.S. Regulation
      We are subject to Canadian and other foreign laws and regulations affecting our business, including those related to labor, employment, worker health and safety, environmental protection, products liability, product labeling, consumer protection and anti-corruption. Our operations are also subject to international trade agreements and regulations such as the North American Free Trade Agreement, the Central American Free Trade Agreement, the Caribbean Basin Initiative and the European Economic Area Agreement and the activities and regulations of the World Trade Organization (“WTO”). Generally, these trade agreements have positive effects on trade liberalization and benefit our business by reducing or eliminating the duties and/or quotas assessed on products manufactured in a particular country.
      In addition, all of our import operations are subject to tariffs and quotas set by governments through mutual agreements or bilateral actions. Countries in which our products are manufactured or imported may from time to time impose new or additional quotas, duties, tariffs or other restrictions on our imports or adversely modify existing restrictions.
      Our business was not materially affected by the elimination of quotas on textile and apparel imports by WTO member countries at the end of 2004 from developing countries which historically have lower labor costs, including China, because the U.S. and other WTO members re-imposed “safeguard” quotas on specific categories of products from China. We also receive a small portion of our products from Vietnam, which is not a member of the WTO, and we are therefore still subject to quotas for products imported from Vietnam.
      We believe we are in substantial compliance with all U.S. and foreign regulations that apply to our business.

THE SPIEGEL BANKRUPTCY
The Spiegel Group
      As part of the Spiegel group, Eddie Bauer, Inc. was one of three principal merchant divisions, along with Spiegel Catalog, Inc., which primarily offered private-label and branded apparel and home merchandise through catalogs, and Newport News, Inc., a direct marketer of moderately priced women’s fashions and home furnishings.
      Spiegel’s principal source of liquidity was FCNB, its special-purpose bank that offered private-label credit cards imprinted with an Eddie Bauer, Newport News or Spiegel logo to qualifying customers as well as MasterCardtm and Visatm bankcards to the general public. A principal source of liquidity for the Spiegel group was FCNB’s ability to sell substantially all of the private-label credit card and bankcard receivables to securitization vehicles, which in turn financed their purchase of the receivables by selling asset-backed securities to investors. In the ordinary course of business, the securitization vehicles returned a significant portion of the proceeds of collections on the receivables to FCNB in exchange for the deposit of additional receivables. FCNB used these proceeds to reimburse the merchant divisions for charges made with the private-label credit cards.
      On March 17, 2003, Spiegel, together with 19 of its subsidiaries and affiliates, including Eddie Bauer, Inc., filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court of the Southern District of New York. We collectively refer to the entities party to the bankruptcy proceedings as the “Debtors.” FCNB, Spiegel Acceptance Corporation (SAC) and Financial Services Acceptance Corporation (FSAC) were not Debtors. The bankruptcy court confirmed the Amended Joint Plan of Reorganization relating to the bankruptcy, which we call the Plan of Reorganization, on May 25, 2005, and the Plan of Reorganization became effective on June 21, 2005.
Events Leading to the Spiegel Bankruptcy
      During 2001 and 2002, net sales declined at Spiegel’s three merchant divisions, including Eddie Bauer. In addition, as a result of FCNB’s expansion of credit to high risk, low-credit score customers beginning in 1999, the performance of the credit card receivables declined significantly. These events led to lower liquidity and contributed to the non-compliance by Spiegel and its affiliates with certain financial and other covenants under their financing arrangements.
      In May 2002, FCNB entered into an agreement with the Office of the Comptroller of the Currency, or the OCC, which required FCNB to comply with certain requirements and restrictions regarding its bankcard business, and in November 2002 the OCC approved a disposition plan for FCNB. As a result of continued declines in the performance and credit quality of the receivables, in March 2003 early amortization (or “pay-out”) events occurred under some of the securitizations, which caused, through cross-default provisions, pay-out events on the other securitizations. As a result, substantially all monthly excess cash flow from the securitizations was diverted to repay principal to investors in the securitization vehicles on an accelerated basis, rather than to pay the cash to FCNB upon deposit of new receivables. Accordingly, the Debtors lost a significant source of liquidity to fund their operations and FCNB was precluded from continuing to securitize new credit card receivables.
      In March 2003, the merchant divisions ceased honoring the private-label credit cards issued to their customers by FCNB, FCNB discontinued charging privileges on all MasterCardtm and Visatm bankcards issued by FCNB to its customers, and FCNB began the liquidation process required by the OCC. The liquidation of FCNB contributed significantly to our decreased revenues in 2003.
      Also in March 2003, the SEC commenced a civil proceeding against Spiegel alleging, among other things, that Spiegel’s public disclosures violated the Securities Exchange Act of 1934, as amended, or the Exchange Act. Spiegel entered into a consent and stipulation with the SEC resolving, in part, the claims asserted in the SEC action. Spiegel also consented to the entry of a partial final judgment pursuant to which it agreed, among other things, to the entry of a permanent injunction enjoining any conduct in violation of the

Exchange Act and to the appointment of an independent examiner to review its financial records and to report on its financial condition and financial accounting. As part of the settlement, Spiegel neither admitted nor denied the allegations of the SEC’s complaint.
      In view of the foregoing, Spiegel’s ongoing liquidity crisis, and various additional lawsuits that were filed against Spiegel and certain of its subsidiaries and affiliates, the Debtors concluded that it was in the best interests of their creditors, stockholders and other parties-in-interest for the Debtors to seek protection under the Bankruptcy Code.
Actions Taken in Connection with the Bankruptcy Proceedings
      During the reorganization process, the Debtors, with the approval of the bankruptcy court, undertook restructuring initiatives that included:

•	selling Newport News and Spiegel Catalog;

•	either selling or developing Eddie Bauer as a stand-alone business and transitioning infrastructure from the Debtors to support Eddie Bauer’s operations and business;

•	disposing of assets, terminating leases and settling outstanding litigation claims of the Debtors;

•	entering into a $400 million senior secured debtor-in-possession financing, or the DIP Facility, to supplement existing cash flow during the reorganization process that was reduced to $250 million and again to $150 million; and

•	taking various actions to encourage employees to continue employment throughout the reorganization process, including implementing retention, benefit and retirement programs, entering into employment agreements with key members of management, and providing indemnification and insurance policies.
      In addition, with the approval of the bankruptcy court, the following actions were taken during the reorganization process that directly impacted us:

•	we closed 89 stores because of underperformance or as part of normal-course operations, liquidated excess inventory, renegotiated 195 retail store leases and 68 outlet leases and opened or authorized the opening of 32 new stores;

•	we reduced our workforce at our corporate headquarters in Redmond, Washington, from 725 employees as of April 1, 2003 to 562 employees as of June 30, 2005, sold and subsequently leased back our Redmond buildings, and transitioned additional corporate functions to Redmond;

•	we transitioned, streamlined and consolidated our “back-end” logistics operations by selling a facility that was not optimally suited for our operations, consolidating all U.S. logistics, fulfillment and distribution services and support activities to our facility in Groveport, Ohio, relocating our principal customer call center to Saint John, New Brunswick, Canada, and reducing headcount in our information technology group located in Westmont, Illinois; and

•	we entered into an agreement with WFNNB, a subsidiary of Alliance Data Systems, to establish a new private-label credit card program.
Actions Taken Under the Plan of Reorganization
      On June 21, 2005, the Plan of Reorganization became effective and:

•	Eddie Bauer Holdings, Inc. was formed as a new holding company to serve as the parent company for Eddie Bauer, Inc. and its subsidiaries;

•	Spiegel transferred to Eddie Bauer Holdings 100% of its ownership interest in Eddie Bauer, Inc., FSAC, SAC, Distribution Fulfillment Services, Inc., or DFS (now known as Eddie Bauer Fulfillment Services, Inc., or EBFS), and Spiegel Group Teleservices-Canada, Inc., or SGTS (now known as

Eddie Bauer Customer Services Inc., or EBCS), in exchange for Eddie Bauer Holdings issuing 30,000,000 shares of common stock to certain unsecured creditors of the Debtors;

•	Eddie Bauer Holdings contributed to Eddie Bauer, Inc. its shares in DFS and SGTS such that these entities became wholly-owned subsidiaries of Eddie Bauer, Inc.;

•	Eddie Bauer Information Technology, LLC, or EBIT, was formed as a wholly-owned subsidiary of Eddie Bauer, Inc., and Spiegel Management Group, after having transferred all of its assets that did not comprise or support its information services to Spiegel, Inc., merged with and into EBIT;

•	in order to take advantage of NOLs available to Eddie Bauer Holdings from FSAC and SAC, we included ownership limitations on our newly issued common stock in our certificate of incorporation and bylaws. See “Item 11. Description of Registrant’s Securities to be Registered — Common Stock — Ownership Limitations;”

•	we agreed to use commercially reasonable best efforts to become a reporting company under the Exchange Act and cause, as soon as reasonably practicable, our common stock to be quoted on the Nasdaq National Market;

•	we and our U.S. subsidiaries entered into a $300 million senior secured term loan agreement that is secured by a first lien on certain of our real estate assets and trademarks and a second lien on other U.S. assets and a $150 million working capital facility that replaced the DIP Facility and that is secured by a first lien on our U.S. inventory and U.S. accounts receivables balances and a second lien on all other U.S. assets (other than our real estate). See “Item 2. Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources of Liquidity;” and

•	we issued a non-recourse promissory obligation to a liquidating trust established for the benefit of the creditors of Spiegel, pursuant to which we are obligated to pay the creditors’ trust 90% of proceeds (as defined in the obligation) received by SAC and FSAC in respect of securitization interests held by either entity in certain pre-petition securitization transactions to which Spiegel and its subsidiaries were a party.

RISK FACTORS
      You should carefully consider the risk factors discussed below as well as the other information contained in this registration statement. The risks discussed below, any of which could materially affect our business, financial condition or results of operations, are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations.
Risks Relating to Our Industry

We face intense competition in the apparel industry.
      The retail apparel industry is highly competitive. We compete with a variety of retailers, including national department store chains, national and international specialty apparel chains, outdoor specialty stores, apparel catalog businesses, sportswear marketers, and online apparel businesses that sell similar lines of merchandise. Our outlet stores compete with the outlet stores of other specialty retailers as well as with other value-oriented apparel chains and national department store chains.
      We compete primarily on the basis of:

•	brand recognition,

•	the selection, availability and fit of products and quality,

•	the ability to anticipate and react to changing customer demands and fashion trends in a timely manner,

•	price,

•	effectiveness of marketing and advertising, and

•	effectiveness of customer service.
      As a result of the bankruptcy process, we were required to distribute a significant portion of our earnings and the proceeds of a $300 million senior secured term loan to the creditors of Spiegel instead of, among other things, reinvesting in our business and infrastructure and incurring less debt. Many of our competitors may have greater financial, distribution, logistics and marketing resources than us. In addition, many of our competitors are not in the early stages of trying to stabilize their business and revitalize their brand and may not face the risks we do. See “— Risks Relating to our Business — We may not be able to revitalize the Eddie Bauer brand.” Many of our competitors therefore may be able to adapt to changes in customer requirements more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies than we can. If we are unable to overcome these potential competitive disadvantages or effectively place our products relative to our competition, our business and results of operations will suffer.

Adverse changes in the economy may adversely affect consumer spending.
      The specialty retail apparel industry is heavily dependent on discretionary consumer spending patterns. Our business is sensitive to numerous factors that affect discretionary consumer income, including adverse general economic conditions, changes in employment trends and levels of unemployment, increases in interest rates, acts of war, terrorist or political events, a significant rise in energy prices or other events or actions that may lead to a decrease in consumer confidence or a reduction in discretionary income. Declines in consumer spending on apparel and accessories, especially for extended periods, could have a material adverse effect on our business, financial condition and results of operations.

We depend on a high volume of mall traffic, the lack of which would hurt our business.
      Many of our stores are located in shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of the malls’ “anchor” tenants, generally large department stores, and other area attractions to generate customer traffic in the vicinity of our stores and the continuing popularity of the malls as shopping destinations. Traffic in malls where we have stores may be adversely affected by regional economic downturns, the closing of anchor tenants and competition from non-mall retailers and other malls where we do not have stores. In addition, a decline in the desirability of the shopping environment of a particular mall, or a decline in the popularity of mall shopping generally among our customers, would hurt our business, financial condition and results of operations.

Our results of operations could be hurt if new trade restrictions are imposed or existing trade restrictions become more burdensome.
      Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against apparel items, as well as U.S., Canadian or foreign labor strikes, work stoppages or boycotts could increase the cost or reduce the supply of apparel available to us or may require us to modify our current business practices, any of which could hurt our business, financial condition and results of operations. Under the World Trade Organization Agreement, effective January 1, 2005, the U.S. and other WTO member countries removed quotas on goods from WTO members, which resulted in an import surge from China. In response, the U.S. in May 2005 imposed safeguard quotas on seven categories of goods and apparel imported from China, and may impose additional quotas. In fiscal 2005, our largest country of import was China with 31% of total imports, of which 12% were from Hong Kong. The extent of this impact, if any, and the possible effect on our sourcing patterns and costs, cannot be determined at this time. We also cannot predict whether any of the countries in which our merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the U.S., Canadian and foreign governments, nor can we predict the likelihood, type or effect of any such restrictions.

Competitors in the retail apparel industry have been experiencing a trend towards lower prices, which has affected and may continue to affect our results of operations.
      Many retailers in the apparel industry, including Eddie Bauer, who are positioned between the high-end luxury segment and the low-end discount segment have been under increasing pressure to reduce prices of their products as a result of increased competition, the increased outsourcing of product manufacturing to countries with lower labor costs, trade liberalization, consolidation among retailers and lower barriers to entry for manufacturers and retailers. This trend is of extra significance to us since, as part of our strategy to revitalize our brand as a premium quality brand, we have added some higher priced items to our product offering. If we are unable to resist the trend towards lower prices, or are unable to sell our higher-priced products, our business, financial condition and results of operations could suffer materially.
Risks Relating to Our Business

The apparel industry is characterized by rapidly changing customer demands and our success depends substantially on anticipating and responding to changing customer style preferences in a timely manner.
      The apparel industry is characterized by rapidly changing customer preferences and quickly emerging and dissipating trends. If we fail to effectively gauge the direction of customer preferences and anticipate trends, then our product offerings may meet with poor customer reception and require substantial discounts to sell. We typically place orders with our vendors approximately six months prior to the initial sale date. Due to this lead time, we have a very limited ability to respond to changes in customer preferences between our order date and initial sale date. If we are unable to successfully identify changes in customer preferences and anticipate customer demand from season to season, or if customer preferences shift away from our line of product offerings, we could experience lower sales, excess inventories, higher mark-downs and decreased earnings. In addition, we will incur additional costs if we need to redesign our product offerings. The occurrence of any of these events may also have a negative effect on our brand name if customers believe we are unable to offer relevant styles. We may respond by further increasing mark-downs or introducing marketing promotions, which would further decrease our gross margins and net income.

We may not be able to revitalize the Eddie Bauer brand.
      Our net merchandise sales have declined during the last several fiscal years, from $1.6 billion in fiscal 2000 to $1.0 billion in fiscal 2005. In addition, comparable store sales have also decreased in every quarter since the beginning of fiscal 2000, other than increases of 0.3%, 2.0%, 3.0% and 3.7%, respectively in the third quarter of fiscal 2003, the fourth quarter of fiscal 2004 and the first two quarters of fiscal 2005. Our customer database has also decreased, from approximately 8.9 million customers at the end of fiscal 2000 to approximately 7.4 million customers at the end of fiscal 2005. As we discuss in “Item 1. Business — Our Business Turnaround,” we have taken, and intend to take, several strategic, operational and management actions designed to reconnect with our customers and revitalize Eddie Bauer as a premium quality brand. However, we cannot assure you that the changes we have made, or the additional actions we are taking or intend to take, will be successful. For example:

•	our attempt to revitalize the brand by offering a more current and updated look may result in confusion among existing customers;

•	our desire to attract additional female customers may result in the loss of existing male customers;

•	our desire to attract new customers with more current and updated product offerings may result in the loss of some existing customers;

•	our addition of higher priced classifications may drive away existing customers and may not attract new customers;

•	our efforts to increase traffic and sales in our retail stores may not be cost effective; or

•	our marketing efforts to promote our revitalized brand may not be effective.
      If we cannot successfully revitalize the Eddie Bauer brand, or if the revitalization takes longer than anticipated, it would have a material adverse affect on our business and our financial condition and results of operations will be impacted. Initial results have not lived up to our expectations and indicate that our customers did not respond positively to all of the changes we made to our product offerings. Compared to the same quarter in the prior year, net merchandise sales for the third and fourth quarters of fiscal 2005 were down $18.3 million and $29.5 million, respectively, or approximately 8.2% and 7.6%, respectively, and comparable store sales declined by 4.3% and 7.1%, respectively. Preliminary results for the first quarter of fiscal 2006 show comparable store sales were down approximately 10.0% compared to the same period in the prior year. Weaker than anticipated retail and direct sales for the second half of the year, along with increased infrastructure and compliance costs associated with being a stand-alone company since our emergence from bankruptcy, resulted in a decline in operating income of $50.1 million for pro forma fiscal 2005 compared to pro forma fiscal 2004. If customer purchases continue to lag behind our expectations, we may continue to experience decreased net sales and negative comparable store sales. In addition, although we are aggressively implementing changes based on our insights across all channels, because of lengthy product lead times and catalog production cycle, we will not be able to implement some of these changes and will not begin to see the results until the third and fourth quarters of fiscal 2006.

We face numerous challenges as a result of our involvement in the Spiegel bankruptcy process.
      As a result of our involvement in the Spiegel bankruptcy proceedings, we were required to take actions that we might not otherwise have taken as a stand-alone company, including:

•	distributing a significant portion of our cash flow and the proceeds of the $300 million senior secured term loan to the creditors of Spiegel on an on-going basis, instead of reinvesting in our business and infrastructure;

•	borrowing significant amounts (including $300 million under our senior secured loan and amounts from time to time under our senior secured credit facility of up to $150 million) and as a result becoming subject to the restrictions and limitations imposed by the lenders under our financing facilities;

•	limiting capital expenditures and investment into the infrastructure and growth of the company;

•	focusing on short term cash flow and operating income rather than long term sustainability of the company;

•	assuming obligations, equal to approximately $17 million, associated with Spiegel’s former pension and other retirement plans;

•	selling and subsequently leasing back our corporate headquarters;

•	allocating substantial management resources to participating in the bankruptcy proceedings;

•	inheriting facilities that were not optimally suited for our operations and, as a result, having to sell, streamline, consolidate or relocate some of these facilities; and

•	issuing our shares to the creditors of Spiegel and agreeing to use commercially reasonable best efforts to become a reporting company under the Exchange Act and cause, as soon as reasonably practicable, our common stock to be quoted on the Nasdaq National Market.
      We must also learn to operate as a stand-alone entity and face additional costs and risks as a result. We must continue to streamline the back-end distribution and logistics operations we inherited and reduce costs throughout our organization. We are still in the process of integrating our personnel, systems and operations and we must do so while being subject to the constraints imposed on us as a result of the bankruptcy process. If we are unable to do so successfully, our business, financial condition and results of operations could be harmed.

Management’s attention may be diverted from operations while establishing post-emergence infrastructure.
      Our senior management team has devoted substantial efforts to guide the company through the bankruptcy reorganization and its subsequent emergence. We anticipate that management will need to continue to dedicate a substantial portion of time to establishing an adequate operating and public company infrastructure in the near term since Eddie Bauer has not been an independent company since 1971. If management’s attention is diverted too much from operational issues facing our business as a result of infrastructure or post-bankruptcy related responsibilities, management may not be able to devote sufficient time to revitalize the brand and our results of operation may suffer.

The success of our business depends on the ability of our new management team to integrate effectively and our ability to attract and retain qualified senior management and associates.
      Most of the members of our senior management team have been in place for less than two years. Our General Counsel has been in this position with us for approximately one year, our chief merchandising officer and head of design joined us in the summer of 2004 and we are currently seeking to hire a permanent chief financial officer. In addition, we are seeking to fill key positions, such as our chief financial officer, chief operating officer, chief marketing officer, vice president of human resources and vice president of direct. Our success will depend to a significant extent on our ability to add qualified individuals to our leadership team and to retain the services of all members of our senior management team in the long term through attractive incentive arrangements. Competition for qualified personnel is intense, and we may not be as attractive to candidates as our more established competitors, particularly due to uncertainty relating to our business as a result of our recent emergence from bankruptcy. The loss, for any reason, of the services of these individuals could have a material adverse effect on us.
      Our success also depends on our ability to hire, motivate and retain other qualified associates who reflect and enhance our customer-service oriented culture, including our store managers, sales associates and staff at our call centers. If we are unable to hire and keep enough qualified associates, especially during our peak season, our customer service levels and our business, financial condition and results of operations may be hurt.

The Company has determined it has material weaknesses in its internal control over financial reporting. Our disclosure controls and procedures and internal control over financial reporting may not be effective in future periods, as a result of existing or subsequently identified material weaknesses in internal control over financial reporting.
      The Company will not be subject to the SEC rules adopted pursuant to Section 404 of the Sarbanes-Oxley Act requiring public companies to include a report of management on the company’s internal control over financial reporting until its annual report on Form 10-K for its fiscal year ending December 29, 2007. Accordingly, management has not performed the assessment required by Section 404 and the SEC’s rules and regulations implementing such section.
      However, in preparing its financial statements as a stand-alone company since June 21, 2005, management has identified several material weaknesses in our internal control over financial reporting. “Internal control over financial reporting” is the process designed by a company’s senior management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A “material weakness” is a deficiency, or a combination of deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
      We have discovered, and in the future may discover, areas of internal control weaknesses over financial reporting which may require improvement and/or remediation. Subsequent to our original Form 10 filing in December 2005, which was withdrawn on January 25, 2006, we identified several errors in our financial statements, principally related to complex manual “fresh-start” accounting adjustments and other technical accounting issues resulting in restatements of our financial statements. These errors originally went undetected due to insufficient technical in-house expertise necessary to provide a sufficiently rigorous review.
      Areas in which weaknesses have been identified include the lack of sufficient controls to ensure adequate analysis and documentation regarding the application of numerous “fresh-start “accounting adjustments, including valuation of tangible and intangible assets and leases and assumption of employee benefit plan liabilities. In addition, a number of issues arose related to accounting for income taxes, including the development of the tax provision, accounting for NOLs and related valuation allowances, and identification and classification of deferred tax assets and liabilities. Several clerical and technical accounting errors, applicable to current and prior periods, were identified pertaining to accounting for landlord incentives and deferred rent liability, hedge accounting for interest rate swaps and classification of activity in the cash flows statement. In addition, our reliance upon manual closing and reconciliation systems and a lack of timely and sufficient financial statement account reconciliation and analysis have been identified as material weaknesses. As of December 31, 2005, staffing with adequate technical expertise was not in place to support our ongoing accounting and reporting requirements for a public reporting company. Management has identified steps needed to remediate the weaknesses and is in the process of developing remediation plans to correct these weaknesses.
      Accordingly management has concluded that our internal control over financial reporting was not effective as of December 31, 2005 and July 2, 2005 (the fresh-start balance sheet date) and for the six-month periods ended July 2, 2005 and December 31, 2005. To address the material weaknesses, we performed additional analysis and other post-closing procedures and retained additional external resources with extensive pubic company reporting expertise in order to prepare our consolidated financial statements in accordance with generally accepted accounting principles in the U.S.
      The Company will need to divert significant resources to address its currently known weaknesses. If we are unable to remediate our currently known weaknesses or if we identify additional weaknesses, investors could lose confidence in the accuracy and reliability of our financial statements.

We may not be successful in improving profitability of our retail stores.
      The growth of sales in our stores is significantly dependent on our ability to operate stores in desirable locations with capital investments and lease costs that allow us to earn a reasonable return. Desirable locations and configurations may not be available to us at all or at reasonable costs.
      Our success will also depend on our ability to improve the profitability of our retail stores, which will require us to:

•	offer relevant products to our customers;

•	avoid construction delays and cost overruns in connection with the build-out of new stores;

•	close underperforming stores in a rational manner, such as upon their natural lease expirations;

•	adjust the average size of our existing stores to a more cost-efficient size; and

•	generate sufficient average sales per square foot in the stores we wish to keep open, to prevent a landlord exercising its contractual right to terminate the lease early if the store does not perform well.
      If we are unable to improve the profitability of our retail stores, this could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to negotiate leases on reasonable terms.
      Substantially all of our store locations are leased from landlords in regional malls, lifestyle centers, and in metropolitan areas. As a result, each year, a portion of the locations under lease is due for renewal or renegotiation. In addition, we close a certain number of our store locations and lease new locations each year. Landlords typically evaluate the creditworthiness of a tenant and the expected sales volume of the store location in connection with the negotiation of lease terms. Continued weakening of our financial performance or financial profile, or potential covenant defaults on our debt instruments could ultimately lead landlords to conclude that we do not meet their criteria for risk and return, and result in our inability to negotiate leases on reasonable terms or at all. In addition, we must be able to renew our existing store leases on terms that meet our financial targets. Due to the need to terminate or renegotiate a number of leases during the bankruptcy proceeding, our relationships with significant landlords may have been damaged, which may result in additional difficulty in leasing appropriate space. Our failure to secure favorable lease terms generally and upon renewal could hurt our business, financial condition and results of operations.

If our catalogs are not successful, it could adversely affect both of our sales channels.
      The success of our catalogs is a key factor in our efforts to revitalize our brand, as we believe the catalogs reinforce our brand image and drive sales across the retail and direct channels. If we are unable to continue to attract customers to our catalogs by providing them with appealing and extensive product offerings, our business, financial condition and results of operations may suffer.
      Factors that may impact our ability to maintain and grow our catalog sales include:

•	customer acceptance of our catalog presentations;

•	increases in paper and printing costs, postage rates and other costs relating to our catalog mailings;

•	a failure in the timing of catalog deliveries;

•	the implementation of government-mandated return policies that would require us to pay for all returns;

•	our inability to adequately replenish our customer database, which has decreased in each of the last several years, primarily due to the loss of customers who were private-label credit card holders in connection with the liquidation of FCNB; and

•	the accuracy, breadth and depth of the information contained in our customer database so we can correctly analyze our mailing lists and maximize our customer targeting efforts.
      In addition, catalog sales may decline as a result of customers switching from catalog purchases to Internet purchases. Our catalog sales may also be affected since, unlike some of our catalog competitors, we collect a sales tax on catalog sales.

Our website operations may not be successful.
      The success of our websites is subject to risks and uncertainties associated with the Internet, including changing customer preferences and buying trends relating to Internet usage, changes in required technology interfaces, increasing costs of placing advertisements and keywords online, website downtime and other technical failures, changes in applicable U.S. and foreign regulation, security breaches and consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties might hurt our website sales and damage our brand’s reputation. Internet sales may also be affected since, unlike some of our online competitors, we collect a sales tax on Internet sales.

Our processing, storage and use of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
      Our collection and processing of transactions through our websites require us to receive and store a large volume of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. Our business, financial condition and results of operations could be adversely affected if the laws and regulations are expanded, implemented or interpreted to require changes to our business practices and methods of data collection.
      As personal and legal issues relating to privacy and data protection become more sensitive, we may become exposed to potential liabilities with respect to the data we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could adversely affect our business, financial condition, and results of operations due to the costs and negative market reaction to such developments.

We receive a significant royalty revenue stream as a result of licensing arrangements with third parties, and there is no guarantee that such revenue stream will continue in the future.
      We are currently a party to licensing agreements with third parties for the manufacture, distribution and sale of merchandise carrying the Eddie Bauer brand name. These third-party licensees may not perform under the terms of the licensing agreements. In addition, some of our licensing agreements will expire by their terms over the next several years. We cannot assure that we will be successful in negotiating and entering into either extensions of existing agreements or new licensing agreements with suitable third parties on economically favorable terms. In addition, any downturn in the business or reputation of our licensees could in turn reduce sales of our licensed products. While our licensees are responsible for all quality control procedures on our licensed products, we cannot assure that our reputation will not be harmed as a result of any product liability claim in the future. Any such claim could divert management attention and result in significant costs to us. The occurrence of any one or more of these events could adversely affect our Eddie Bauer brand revitalization initiatives and thus our business, operating results and financial condition.
      Further, our licensing arrangements provide us with relatively high margins because we incur relatively few expenses in connection with them. As a result, any decrease in our royalty revenue will adversely affect our net income directly.

We rely on one sourcing agent for a substantial majority of our sourcing needs.
      In 2005, on a purchase value basis, we sourced approximately 72% of our products through EBI. Our sourcing agreement with EBI is on a commission basis and is automatically renewed each year unless terminated by either party upon one year written notice. If the agreement with EBI were terminated and we did not find an appropriate replacement in a timely manner and on reasonable terms, or if we were unable to transition the EBI functions in-house in a cost-effective manner, we could experience shortages or delays in receipt of our merchandise, higher costs and quality control issues. Any of these events could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our competitors may perform all or a larger portion of their sourcing functions in-house, and, as a result, have lower sourcing costs than we do.

We may be unable to successfully transition the EBI Americas sourcing functions in-house in a cost-effective manner or timely manner.
      In February 2006, we agreed to end our sourcing arrangement with EBI Americas as of June 30, 2006. In 2005, on a purchase value basis, we sourced approximately 14% of our products by value through EBI Americas. As a result of our decision to end our sourcing arrangement with EBI Americas, we will need to expand our in-house procurement capabilities to assume this role, and we anticipate hiring an additional 12 associates in connection with this transaction. We may be unable to smoothly transition the EBI Americas sourcing functions in-house in a timely and cost-effective manner. If we are unable to transition these sourcing functions effectively, we may not experience expected long-term cost-savings.

We outsource the manufacturing of our products to vendors outside the U.S. As a result, we may have difficulty securing production sources that meet our requirements. We also are subject to a variety of risks associated with doing business abroad.
      We use independent vendors to manufacture our products and depend on these vendors to maintain adequate financial resources, secure a sufficient supply of raw materials and maintain manufacturing capacity to meet our pricing, quality and demand requirements. We do not maintain long-term contracts with our vendors. If we are unable to locate quality vendors and foster stable relationships with them, this could have a material adverse effect on our business, financial condition and results of operations. In addition, as vendors receive increased orders from us and/or other retailers, we may experience delays in receiving our products or quality control issues. We also anticipate reducing the number of vendors and countries from which we source which may make it more difficult to meet our performance, quality and cost requirements and will cause us to become more dependent upon a smaller number of vendors.
      Importing from foreign suppliers also requires us to order products in advance to account for transportation time. We currently order products approximately six months prior to the time the product is available to our customers. We may have to hold goods in inventory and sell them at lower margins if we overestimate customer demand or if customer preferences change. If we underestimate customer demand, we may miss sales opportunities. In addition, this lead time also makes it difficult for us to adjust to changes in customer preferences subsequent to our orders. Finally, if quality control inspectors detect a defect, delivery of our products may be delayed which could have a material adverse effect on our business, financial condition and results of operations.
      Our business is also subject to a variety of other risks generally associated with doing business abroad, such as political and financial instability, currency and exchange risks, disruption of imports by labor disputes and local business practices, health concerns regarding infectious diseases in countries in which our merchandise is produced, adverse weather conditions or natural disasters, acts of war or terrorism in the U.S. or worldwide, to the extent these acts affect the production, shipment, receipt of, or demand for merchandise. Our future performance will be subject to these factors, which are beyond our control, and these factors could materially hurt our business, financial condition and results of operations.

Any disruption in our transportation delivery chain could delay shipments to our stores and to our customers.
      We rely on third parties for each step of our transportation delivery chain to deliver our products on time. If any step in the chain becomes unavailable or is delayed, we would have to find a replacement. We may incur additional costs and could experience a delay in delivering our products to our stores and to our customers. We have experienced such issues in the past. For example, we recently began receiving overseas shipments into the ports of Tacoma/ Seattle because we experienced lengthy delays using the port of Los Angeles. In addition, in 2002, a West Coast longshoremen’s strike significantly delayed delivery of our products to our distribution center in Groveport, Ohio. Also, the UPS pilots who deliver our expedited shipments are currently working without a contract. If the pilots strike, we may be unable to find a suitable replacement express delivery service. Finally, inclement weather, other natural disasters or acts of terrorism may cause unexpected delays in our transportation delivery chain. Any inability to deliver products on time could undermine customer confidence in us and have a material adverse effect on our business, financial condition and results of operations.

A significant disruption in back-end operations could adversely affect our business.
      As part of the Spiegel bankruptcy process, we transitioned our back-end operations, including our information technology systems, logistics and distribution and customer call centers to support our business on a stand-alone basis. The systems, networks, facilities and other infrastructure associated with these back-end functions were originally designed to support multiple Spiegel merchant divisions, and we are currently in the process of streamlining these operations to make them more appropriate for our business as a stand-alone entity. In addition, some of these systems, particularly relating to information technology, are dated and are an amalgamation of multiple applications, rather than one overarching state-of-the-art system. If we are unable to effectively streamline these systems and update them where necessary, this could have a material adverse effect on our business, financial condition and results of operations.
      In addition, any significant interruption in our back-end operations resulting from systems failures, associate grievances, natural disasters, inclement weather, accidents or other unforeseen events could lead to delays or other lapses in service relating to the distribution of merchandise to our stores and to our customers, or in the processing of returns from our customers. If our current back-end operations cannot handle a significant increase in transaction volume, we may experience inaccuracy in processing orders or delays in delivering orders. Any delays or lapses in service could have a material adverse effect on our business, financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by our joint venture partners’ inability to market and sell merchandise and operate our joint ventures effectively.
      We provide our joint venture partners with access to our designs, sourcing network, marketing materials, catalog photography, page layouts and general operational knowledge. We do not directly manage or control the sales, marketing or operational aspects of our joint venture partners. Our financial condition and results of operations may be adversely affected by our joint venture partners’ inability to market and sell merchandise and operate the joint venture effectively and in a manner consistent with our business plans. We also are subject to foreign currency exchange risk as our joint ventures submit payment to us in their respective local currencies and we convert to U.S. dollars at a daily rate upon payment. Our Eddie Bauer Germany joint venture has recently experienced weakness in its retail stores operation, and may incur expense or losses associated with either downsizing its retail presence or exiting certain markets. Our share of such expenses or losses would be reflected in our Statement of Operations in the future. To the extent that Eddie Bauer Germany does not have sufficient capital resources to fund such expenses or losses, we may be required to make capital contributions in the future.

Our success will depend, in part, on our ability to protect our trademarks and other proprietary intellectual property rights.
      We use many trademarks and product designs in our business. As appropriate, we rely on the trademark and copyright laws to protect these designs even if not formally registered as marks, copyrights or designs. We believe these trademarks and product designs are important to our competitive position and success. Third parties may sue us for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend the litigation. Moreover, if the party claiming infringement were to prevail, we could be forced to discontinue the use of the related trademark, patent or design and/or pay significant damages, or to enter into expensive royalty or licensing arrangements with the prevailing party, assuming these royalty or licensing arrangements are available at all on an economically feasible basis, which they may not be.
      Additionally, we may experience difficulty in effectively limiting unauthorized use of our trademarks and product designs worldwide. Unauthorized use of our trademarks or other proprietary rights may cause significant damage to our brand name and our ability to effectively represent ourselves to our agents, suppliers, vendors, licensees and/or customers. While we intend to enforce our trademark and other proprietary rights, there can be no assurance that we are adequately protected in all countries or that we will prevail when defending our trademark and proprietary rights.

If our independent vendors do not use ethical business practices or comply with applicable laws and regulations, our business and our reputation could be harmed.
      While our Global Labor Practices Program and our vendor operating guidelines promote ethical business practices, we do not control our independent vendors or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines.
      Violation of labor or other laws by our vendors, or the divergence of a vendor’s labor practices from those generally accepted as ethical in the U.S. could materially hurt our business, financial condition and results of operations if, as a result of such violation, we were to incur substantial liability or attract negative publicity damaging to our reputation. Our business might also be harmed if we ceased our relationship with that vendor and were unable to find another vendor to produce goods on equally favorable terms.

Unseasonable or severe weather conditions may adversely impact our sales.
      Our business is adversely affected by unseasonal weather conditions. Sales of our outerwear and sweaters are dependent in part on the weather and may decline in years in which weather conditions do not favor the use of these products. For example, we believe that unseasonably warm weather in fall 2005 adversely impacted sales of outerwear and sweaters, which had an adverse effect on our net sales and profitability. Further, sales of our spring and summer products, which traditionally consist of lighter clothing, are adversely impacted by cool or wet weather. In addition, severe weather events, such as hurricanes, blizzards and floods typically lead to temporarily reduced traffic at malls where most of our stores are located. Severe weather events have and will continue to impact our ability to supply our stores from our central distribution facility, deliver orders to our customers and staff our stores and call centers. Periods of unseasonably warm weather in the fall or winter or unseasonably cold or wet weather in the spring or severe weather events could have a material adverse effect on our results of operations and financial condition.
Risks Relating to Our Financial Condition and Results of Operations

If we are unable to use our net operating losses to reduce taxes, our taxes paid would increase, reducing our cash available for operations.
      We currently believe that we have net operating loss carryovers of approximately $700 million, based on Spiegel’s federal income tax returns for 2004. The amount of taxable income or loss through June 21, 2005 has not yet been determined and will be based on tax returns when filed, which will affect the amount of the NOLs available for use. We intend to use these carryovers to offset future taxable income to the extent that the net operating losses remain available and unexpired at the time the income arises. Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be unable to use any of the net operating losses against our current taxable income if we undergo an ownership change (as defined in the Code) within two years following our emergence from bankruptcy (except possibly to a very limited extent prior to such ownership change). Further, we will generally be limited in our use of any net operating losses against future taxable income if we undergo an ownership change after the initial two year period. In addition, the outcome of any examination of our use of the net operating loss carryovers or other tax filing positions by a taxing authority cannot be predicted with certainty. As a result of any challenge by the Internal Revenue Service, any future events or any future action we may take that limits our ability to utilize the net operating loss carryovers, we may not be able to utilize the net operating loss carryovers, which would increase our tax payments and decrease our cash available for operations.

If our net operating loss carryforwards become unavailable or limited in the future, we may be obligated to pay income tax in excess of amounts retained with respect to the securitization note.
      In connection with our emergence from bankruptcy we issued a non-recourse promissory obligation to a liquidating trust established for the benefit of the creditors of Spiegel, pursuant to which we are obligated to pay the creditors’ trust 90% of any proceeds (as defined in the obligation) received by SAC and FSAC in respect of securitization interests held by either entity in certain pre-petition securitization transactions to which Spiegel and its subsidiaries were a party. As a result of this arrangement, we are taxed on 100% of the proceeds we receive from SAC and FSAC in respect of the securitization interest, but are only entitled to retain 10% of the amounts received. As a result, to the extent that we receive proceeds, the arrangement reduces the amount of net operating loss carryforwards that are available to offset income from other sources. In addition, if our net operating loss carryforwards become unavailable or are limited in the future, including through a change of control, the amount of taxes due on the 100% of proceeds we receive likely would exceed the 10% of proceeds we are entitled to retain and would reduce our cash flow.

Our reorganization valuation was based in part on estimates of future performance. If actual results do not meet or exceed such estimates, impairment charges could cause earnings volatility.
      Our financial statements reflect the adoption of fresh start accounting under American Institute of Certified Public Accountants Statement of Position 90-7, or SOP 90-7. See “Item 2. Financial Information — Overview — Predecessor and Successor Entities — Fresh start accounting.” Fresh start accounting principles provide, among other things, that we determine the reorganization value of our company and allocate such reorganization value to the fair value of our tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). An independent third party appraisal firm was engaged to assist us in determining our reorganization value.
      Although we allocated our reorganization value among our assets in accordance with SFAS No. 141, our allocations were based on estimates and assumptions that may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. If these results are not achieved, the resulting values could be materially different from our estimates, which could cause us to write down the value of our assets and record impairment charges which could make our earnings volatile.

Our substantial amount of debt may limit the cash flow available for our operations and place us at a competitive disadvantage.
      In connection with the Plan of Reorganization, we and our subsidiaries entered into a $300 million senior secured term loan agreement and a $150 million senior secured revolving credit facility. As a result, we have, and will continue to have, a substantial amount of debt. Our level of debt may:

•	require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce our funds available for working capital, capital expenditures and other general corporate purposes, and may also prevent us from taking advantage of business opportunities as they arise or successfully carrying out expansion plans, if any;

•	result in higher interest expense if interest rates increase on our floating rate borrowings;

•	limit our flexibility in planning for or reacting to, and heighten our vulnerability to, changes or downturns in our business, the industry or in the general economy; or

•	limit our ability to pay future dividends.

      In addition, the terms of our debt contain various restrictive covenants that limit our ability to, among other things:

•	incur additional debt;

•	grant liens;

•	dispose of certain property;

•	make certain capital expenditures; and

•	engage in sale-leaseback transactions and transactions with affiliates.
      We are also required to meet a fixed charge coverage ratio and a leverage ratio under our term loan and, if certain availability thresholds are not met, a fixed charge coverage ratio under our revolving credit facility. These restrictions and covenants inhibit our operational flexibility and restrict or prohibit our ability to take actions that could be beneficial to you. This may place us at a competitive disadvantage to our competitors who may not be subject to similar restrictions.

If we are unable to comply with our debt covenants and are unable to obtain waivers or amendments, our debt may become immediately due and payable and our lenders would be entitled to foreclose on our assets that serve as collateral for such debt.
      From time to time, we may need to obtain waivers of, or amendments to, our credit agreements to provide us with additional operating flexibility and to avoid defaults or events of default. In April 2006, in view of our expectation that we would not meet certain financial covenants contained in the term loan agreement, and to provide us with additional flexibility to pursue our turnaround strategy, we amended provisions of our term loan relating primarily to financial covenant ratios and operational covenants (including capital expenditures, permitted collateral sales and store openings/closings). In addition, we also obtained waivers for certain defaults and events of default under both the term loan and the revolving credit facility on several other matters relating primarily to previously due financial and business reports and, in connection with name changes of two subsidiaries, the perfection of security interests in collateral and notice requirements. In connection with the term loan amendment, we paid the lenders a fee and interest rate spreads under the term loan were adjusted in varying amounts over the life of the loan.
      Under the terms of the April 2006 amendment, the financial and covenant ratios in our term loan revert to their original, tighter levels at the end of the first quarter of fiscal 2007. Going forward, if we are unable to substantially improve our results of operations or cash flow or if we need additional operating flexibility, we may need to request further amendments to our credit agreements. In addition, if we are unable to comply with our other covenants, including financial reporting and notices, we may need to request additional waivers. If our lenders agree to any such requests, they may require us to pay additional fees and/or increase the interest rate of our debt, which would further reduce our funds available for working capital, capital expenditures and other general corporate purposes. If they do not agree, we may not be able to satisfy our obligations under the applicable credit agreement and, as a result, our outstanding obligations under the credit agreement would be accelerated and become immediately due and payable. In addition, amounts under our other debt agreements could also become immediately due and payable. We would then be required to search for alternative financing, which may not be available on acceptable terms, if at all. In addition, the lenders under the applicable credit agreement would be entitled to foreclose on our assets that serve as collateral under the facilities, including our real estate, trademarks, inventory, account receivables and potentially all other assets, or for us to surrender our assets to the lenders. In that event, those lenders would be entitled to be repaid in full from the proceeds of the liquidations of those assets, which could result in our assets being entirely or severely diminished, which would materially and adversely affect the price of our common stock. Alternatively, we may choose to file for bankruptcy protection, which would also materially and adversely affect the price of our common stock.

We experience fluctuations in our quarterly comparable store sales.
      The success of our business depends, in part, upon our ability to increase sales at our existing stores. Our comparable store sales have fluctuated over most quarters in the past three years, and we expect that they will continue to do so in the future. See “Item 2. Financial Information — Selected Historical Financial Information — Quarterly Results.” Over the past 16 fiscal quarters, our quarterly comparable store sales have ranged from a decrease of 17.1% in the first quarter of fiscal 2002 to an increase of 3.7% in the second quarter of fiscal 2005. Various factors affect our comparable store sales, including the number of stores we open and close in any period, the general retail sales environment, changes in our merchandise, competition, customer preferences, current economic conditions, energy prices, the timing of our releases of new merchandise and promotional events, the success of our marketing programs, the approach and timing of mark-down strategies, weather conditions and the overlapping of existing store sales by new stores in existing markets.
      Our ability to maintain and improve our comparable store sales results depends in large part on improving our forecasting of customer demand and preferences and adjusting our inventory levels accordingly, increasing the number of transactions in each store, selecting effective marketing techniques, providing an appropriate mix of merchandise for our broad and diverse customer base and using more effective pricing strategies. Any failure to meet the comparable store sales expectations of investors and securities analysts in one or more future periods could significantly reduce the market price of our common stock.
Risks Relating to Our Common Stock

An active trading market for our common stock may not develop, and there can be no assurance as to the market price for our common stock if an active trading market develops.
      No established market exists for our common stock, although our common stock is currently trading in the over-the-counter market without our endorsement. We intend to apply to have our common stock quoted on the Nasdaq National Market, but we cannot assure that, even if the quotation is authorized, that an active market for our common stock will develop or, if any such market does develop, that it will continue to exist. In addition, the market price for our common stock may be highly volatile. Our common stock was issued under the Plan of Reorganization to holders of pre-petition claims, some of whom may prefer to liquidate their investment rather than to hold it on a long-term basis. In addition, the information we are providing in this document may be received negatively by our stockholders or by investors who have been trading in our stock in the over-the-counter market and may cause them to sell their shares, which may cause the price of our common stock to decline. In addition, it is possible that investors who have been trading in our stock in the over-the-counter market have been engaging in short-selling, which could further cause the price of our common stock to decline.
      The trading price of our common stock could also fluctuate due to the factors discussed in this “Risk Factors” section. The trading market for our common stock also may be influenced by the research and reports that industry or securities analysts publish about us or our industry. If one or more of the analysts who cover us in the future were to publish an unfavorable research report or to downgrade our stock, our stock price likely would decline. If one or more of these analysts were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
      In addition, the stock market in general has experienced extreme price and volume fluctuations. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

As a public company we will incur substantial additional costs to comply with securities laws, rules and regulations, including, in particular, Section 404 of the Sarbanes Oxley Act of 2002.
      We have not previously operated as a public company. As a public company subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, we will be required, among other things, to file periodic reports relating to our business and financial condition. In addition, beginning with our annual report for the year ending December 29, 2007, Section 404 of Sarbanes-Oxley will require us to include a report with our annual report on Form 10-K that must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of that fiscal year and disclosure of any material weaknesses in internal control that we have identified. Additionally, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and their evaluation of the operating effectiveness of our internal control. Our assessment requires us to make subjective judgments and our independent registered public accounting firm may not agree with our assessment.
      Achieving compliance with Section 404 within the prescribed period will require us to incur significant costs and expend significant time and management resources. If we are unable to complete the work necessary for our management to issue its management report in a timely manner, or if we are unable to complete any work required for our management to be able to conclude that our internal control over financial reporting is operating effectively, we and our independent registered public accounting firm would be unable to conclude that our internal control over financial reporting is effective as of December 29, 2007. As a result, investors could lose confidence in our reported financial information or public filings, which could have an adverse effect on the trading price of our stock or lead to stockholders litigation. In addition, our independent registered public accounting firm may not agree with our management’s assessment or conclude that our internal control over financial reporting is operating effectively. The new laws, rules and regulations may also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified executive officers.

Provisions of our Certificate of Incorporation, Bylaws and Senior Officer Change in Control Compensation Benefits Plan could discourage potential acquirers and could deter or prevent a change in control.
      Provisions in our certificate of incorporation, bylaws and Senior Officer Change in Control Compensation Benefits Plan, as well as Delaware corporate law, may have the effect of delaying, deferring or preventing a change in control. These provisions include:

•	our ability to issue “blank check” preferred stock;

•	a requirement that the term of our initial directors be two years;

•	provisions restricting stockholders from calling a special meeting of stockholders;

•	provisions that set forth advance notice procedures for meetings of stockholders; and

•	payments of certain bonus and severance amounts to covered employees in certain circumstances.
      In addition, under our certificate of incorporation, a person or entity who seeks to acquire 4.75% or more of our outstanding common stock, or a person or entity who already is a direct or indirect 4.75% stockholder and wishes to increase its ownership, may not acquire such shares unless it has obtained the prior written consent of our board of directors. Our board may deny any such proposed transaction if it determines in its reasonable assessment that the proposed transaction could jeopardize realization of the full benefits of unrestricted use of our net operating loss carryovers.
      In accordance with our certificate of incorporation, any transaction in violation of these ownership restrictions will be void so that a purported transferee will not have any ownership rights with respect to any shares acquired in excess of these ownership restrictions. Therefore, a purported transferee will not be entitled to any rights as a stockholder, including voting, dividend or distribution rights, with respect to any excess shares. In addition, Eddie Bauer has the right to demand any purported transferee of excess shares to transfer to an agent of our designation its excess shares for resale by the agent or, if the excess shares have already been sold by the purported transferee, to transfer to the agent any proceeds from the sale by the purported transferee of such excess shares. We have set up procedures that instruct our transfer agent not to transfer, without our written approval, any shares on our books and records if such transfer would violate these ownership restrictions.
      These provisions may make it more difficult for other persons or entities, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock, or to launch other takeover attempts that a stockholder might consider to be in such stockholder’s best interest. These provisions also may limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Item 11. Description of Registrant’s Securities to be Registered.”

Future issuances or sales of our securities could cause our stock price to fall.
      We may issue securities in the future and may do so in a manner that results in substantial dilution for our stockholders. In addition, we may issue debt or equity from time to time that ranks in preference to our common stock in the event of a liquidation or winding up or that is secured by an interest in some or all of our assets. Sales of common stock by existing stockholders in the public market, our issuances of new securities or debt, or the expectation that any of these events might occur could materially and adversely affect the market price of our common stock.

Our dividend policies and other restrictions on the payment of dividends prevent the payment of dividends for the foreseeable future.
      We do not anticipate paying dividends on our common stock for the foreseeable future. Our ability to pay dividends depends on our receipt of cash dividends from our subsidiaries because we are a holding company. The terms of certain of our outstanding indebtedness prohibit us from paying dividends. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

ITEM 2.	FINANCIAL INFORMATION
Overview

The Bankruptcy
      On March 17, 2003, Spiegel and the other Debtors, including Eddie Bauer, Inc., our principal operating subsidiary, filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court of the Southern District of New York. The bankruptcy court confirmed the Plan of Reorganization on May 25, 2005, it became effective on June 21, 2005, and on that date the Debtors emerged from bankruptcy.
      Pursuant to the Plan of Reorganization, Eddie Bauer Holdings was formed as a new holding company and, in exchange for Eddie Bauer Holdings’ issuing shares of common stock to certain unsecured creditors of the Debtors, Spiegel transferred to Eddie Bauer Holdings 100% of its ownership interest in:

•	Eddie Bauer, Inc., including its subsidiaries;

•	FSAC and SAC, which are two non-operating subsidiaries that hold securitization interests in certain pre-petition securitization transactions to which Spiegel and its subsidiaries (including FSAC and SAC, as applicable) were a party;

•	DFS (now known as EBFS), which historically has provided catalog and retail distribution services for us; and

•	SGTS (now known as EBCS), which has an office in Saint John, Canada, and which historically provided call center support for us (“Saint John”).
      Eddie Bauer Holdings then contributed to Eddie Bauer, Inc. its shares in DFS and SGTS such that these entities became wholly-owned subsidiaries of Eddie Bauer, Inc. In addition, EBIT was formed as a wholly-owned subsidiary of Eddie Bauer, Inc. and Spiegel Management Group, after having transferred to Spiegel all of its assets that did not comprise or support its information technology operation (the “IT Group”), merged with and into EBIT, with the result that the IT Group became part of EBIT.
      See “Item 1. Business — The Spiegel Bankruptcy” for more information on the bankruptcy and the Plan of Reorganization.

Predecessor and Successor Entities
      We refer to the entities prior to emergence from bankruptcy as the “Predecessor” and to the emerged entities as the “Successor.” The Predecessor consists of Eddie Bauer, Inc., DFS, the IT Group and Saint John. The Successor consists of Eddie Bauer Holdings, Eddie Bauer, Inc., FSAC, SAC, EBFS (formerly DFS), EBCS (formerly SGTS), EBIT and the obligations associated with Spiegel’s former pension and other post-retirement plans that were assumed by Eddie Bauer Holdings.
      Our historical financial statements for periods prior to July 2, 2005 included in this registration statement were prepared on a combined, carve-out basis and reflect the financial results of the Predecessor. Our consolidated financial statements for periods as of and subsequent to July 2, 2005 included in this registration statement reflect the financial results of the Successor.
      The Predecessor’s results of operations for periods prior to our emergence from bankruptcy are not comparable to the Successor’s results of operations for periods after our emergence from bankruptcy. The primary differences include:
      Reorganization costs and expenses, net: In accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”), our financial statements prior to July 2, 2005 reflect our revenues, expenses, realized gains and losses, and provisions for losses resulting from the reorganization separately as “reorganization costs and expenses, net” in our combined statements of operations. In addition, all pre-petition liabilities subject to compromise have been segregated in our combined balance sheets and have been classified as “liabilities subject to compromise” and our cash flows related to our reorganization have been separately reflected in our combined statements of cash flows. Our results of operations for periods subsequent to July 2, 2005 will no longer include reorganization expenses related to our bankruptcy proceedings.
      Revenue from Spiegel-affiliated parties: For periods until December 2004, our historical combined results of operations included intercompany revenues from Spiegel affiliates, primarily Newport News and Spiegel Catalog. These intercompany revenues resulted from these and other Spiegel affiliates using the distribution services of DFS, the call center support of Saint John and the information technology services of the IT Group. We reflected these intercompany revenues in our combined statements of operations as “revenue from Spiegel-affiliated parties” until Spiegel sold these entities in June and July 2004, respectively. Subsequent to Spiegel’s sales of Newport News and Spiegel Catalog, we billed these services to the former affiliates under transition services agreements and we reflected these billings as “other revenues” in our combined statements of operations. These services ended in December 2004. Our financial results for periods subsequent to December 2004 do not reflect intercompany revenues or revenues under transition services agreements from these former Spiegel affiliates.
      Allocations of certain costs of Spiegel: In accordance with the carve-out accounting provisions of Staff Accounting Bulleting (“SAB”) Topic 1.B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity, our historical combined financial statements for periods prior to July 2, 2005 included allocations of certain costs of Spiegel in order to present our results of operations on a stand-alone basis. Our historical results of operations for periods prior to July 2, 2005 included allocated management fees from Spiegel in the amounts of $1.3 million for the six months ended July 2, 2005 and $6.7 million and $12.1 million for fiscal 2004 and 2003, respectively. As our historical results of operations included allocations of certain costs of Spiegel, they may not be indicative of our results of operations had we been a separate, stand-alone entity for those periods, nor may they be indicative of our future results. Our results of operations for periods subsequent to July 2, 2005 no longer include allocated management fees from Spiegel, but instead include the additional expenses associated with being a stand-alone, public company. We estimate that these expenses will total approximately $11 million to $14 million per year.
      Expenses of DFS, Saint John and the IT Group: The Predecessor’s historical combined results of operations included the expenses of DFS, Saint John and the IT Group. As discussed above, these groups supported not only our operations, but also the operations of other Spiegel affiliates, primarily Newport News and Spiegel Catalog. During 2003, it was decided, with the approval of the bankruptcy court, to consolidate the three distribution facilities of DFS into two facilities because of the excess capacity at the distribution centers. The sale of one of DFS’s distribution facilities in Columbus, Ohio, was finalized in 2004. As a result of this consolidation and down-sizing efforts of our call center support and IT Group functions, our results of operations for fiscal 2005 reflected lower expenses associated with the operations of DFS, Saint John and the IT Group as compared with prior year periods. In order to further improve our gross margins and profitability, we intend to focus additional efforts on optimizing and improving the efficiency of these operations.
      Discontinuation of Eddie Bauer Home — In February 2005 we announced our plan to discontinue operating our “Eddie Bauer Home” concept. As such, we have reflected the historical results of the Eddie Bauer Home group within discontinued operations in our financial statements. All Eddie Bauer Home store locations were closed by September 2005.

Fresh Start Accounting
      Although we emerged from bankruptcy on June 21, 2005, in accordance with SOP 90-7, we have applied the accounting and reporting requirements of “fresh start” accounting to the Successor effective July 2, 2005. We have chosen the date of July 2, 2005 because it corresponds with the end of our second quarter of fiscal 2005. Applying fresh start accounting as of June 21, 2005 versus July 2, 2005 would not have resulted in a material difference to our results of operations or financial condition.
      Fresh start accounting principles provide, among other things, that we determine the reorganization value of our company and allocate such reorganization value to the fair value of our tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of Statement of

Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). An independent third party appraisal firm was engaged to assist us in determining our reorganization value. The reorganization value of our company, as approved by the bankruptcy court, was $865 million as of July 2, 2005. The reorganization value was determined using various valuation methods including: (i) comparable company analysis, (ii) discounted cash flow analysis and (iii) a comparable acquisitions analysis. These analyses are based upon a variety of estimates and assumptions that, though considered reasonable by management, may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. As a result, the reorganization value as of July 2, 2005 may not be reflective of the fair value of our enterprise as measured by our publicly traded equity value.
      As a result of applying fresh start accounting, the Successor’s results of operations for periods after our emergence from bankruptcy are not comparable to the Predecessor’s results of operations for periods prior to our emergence from bankruptcy. The primary differences include:
      Current assets and liabilities: Fresh start adjustments were made to reflect the fair value of certain of our current assets and liabilities, including inventory, accrued liabilities and pension and other retirement benefit liabilities. We do not anticipate that these adjustments will have a material impact on our future results of operations.
      Receivables and payables related to securitization interests: As of the fresh start reporting date, we recognized current receivables of $19.9 million related to FSAC and non-current receivables of $130.6 million related to SAC associated with subordinated interests in certain trusts holding securitized interests in credit card receivables of former Spiegel subsidiaries, ownership of which subsidiaries was transferred to us upon our emergence from bankruptcy. Additionally, we recognized current liabilities of $17.9 million related to FSAC and non-current liabilities of $117.6 million related to SAC because we are obligated to pay 90% of any proceeds received from the trusts to the Creditor’s Trust. During the fourth quarter of fiscal 2005, we received payment of the FSAC related receivables and made the corresponding payment to the Creditor Trust. The fair value of the SAC receivables as of the fresh start reporting date was estimated using the discounted present value of the estimated future cash flows. The corresponding liabilities related to the SAC receivables were recorded at an amount equal to 90% of the fair value of the receivables.
      The receivables will be accreted to their present value using the applicable discount rate of 13% per year reflecting an increase to the receivables. The corresponding liabilities related to these interests will be accreted to their present value at an amount equal to 90% of the accretion of the related receivables. The net accretion income will be reflected in “other income (expense)” in our statement of operations. The Company recorded net accretion income during the six months ended December 31, 2005 of $0.9 million and anticipates recording net accretion income of $1.9 million during fiscal 2006 (comprised of $19.2 million of accretion on the receivables, offset in part by $17.3 million of accretion on the liability). Additionally, we will continually assess the collectibility of the receivables. Adjustments to the receivables for changes in the estimated amounts to be collected, net of the corresponding 90% change in the related liabilities will be reflected as an increase or decrease to “other income (expense)” in our statement of operations.
      Step up in long-term asset values: The adoption of fresh start accounting as of July 2, 2005 resulted in an increase in the carrying value of our goodwill and other intangible assets, our property and equipment, and our equity investments in our foreign joint ventures. In accordance with SFAS No. 142, Goodwill and Intangible Assets, our goodwill and trademarks will not be amortized, but instead will be tested for impairment on an annual basis. We estimated the fair value of our licensing agreements to be $35 million as of July 2, 2005. We will amortize our licensing agreements on a straight-line basis over their estimated useful lives of 6 years resulting in annual amortization expenses, which will be reflected within costs of sales, of $5.8 million until such assets are fully amortized. We estimated the fair value of our customer lists to be $9 million as of July 2, 2005. We will amortize our customer lists over the period corresponding to the estimated discounted cash flows of the customers, resulting in amortization expenses, which are reflected within costs of sales, of $3.5 million, $2.2 million and $1.3 million for fiscal 2006, 2007 and 2008, respectively. The increase in the carrying value of our property and equipment totaled approximately $34 million. This increase in carrying value is expected to increase our depreciation expense by approximately $13.9 million, $8.6 million, and

$1.7 million for fiscal 2006, 2007 and 2008, respectively. The excess of the fair value of our equity investments, which totaled $3.7 million as of July 2, 2005, is attributed to goodwill and therefore will not be amortized in accordance with SFAS No. 142.
      Deferred rent and unfavorable lease obligations: Prior to our adoption of fresh start accounting, the Predecessor’s balance sheet included approximately $42 million of deferred rent obligations. In accordance with SOP 90-7 and SFAS No. 141, these deferred rent obligations were removed from the Predecessor’s balance sheet and the leases of the Successor were remeasured to fair value as of July 2, 2005. The remeasurement of the Successor’s leases resulted in the recording of approximately $10 million of a net unfavorable lease obligation based upon an independent valuation appraisal of the payment terms of our leases as of July 2, 2005. This unfavorable lease obligation will be amortized over the remaining term of the leases, of which we anticipate that approximately $3 million will be amortized as a credit to lease expense during 2006.
      Long-term debt and interest expense: Prior to our emergence from bankruptcy, we relied on Spiegel to fund our working capital requirements. Our only interest expense included interest expense/income on our “Due to/from Spiegel” balance. As discussed below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” we entered into a senior secured revolving credit facility on June 21, 2005 to fund our working capital needs subsequent to our emergence from bankruptcy. No amounts were outstanding under the revolving credit facility as of December 31, 2005. Additionally, in accordance with the Plan of Reorganization, we entered into a $300 million senior secured term loan, which was amended in April 2006, of which the proceeds were used to pay certain former unsecured creditors of Spiegel and its subsidiaries. As a result of our new senior secured revolving credit facility and the senior secured term loan, our results of operations for periods subsequent to July 2, 2005, will reflect an increase in interest expense versus the interest expense we were historically charged on our intercompany balance with Spiegel. Interest on our $300 million term loan is floating-rate based upon LIBOR rates, prime rates or the federal funds effective rate, depending upon if the term loan is a Eurodollar or base rate loan and is based upon the Company’s corporate credit rating issued from time-to-time by Moody’s and Standard & Poor’s (see further description of the interest requirements on the loan within “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” below). As of December 31, 2005, interest on the majority of the term loan was based upon a LIBOR rate of 4.82% plus a margin of 2.75%, for a total effective interest rate of 7.57%. As of December 31, 2005, we had entered into a cash flow hedge such that 50% of the outstanding principal balance of the term loan was at a fixed rate of 4.665% plus the margin of 2.75%. After taking into consideration the fixed rate of the hedged portion of the term loan, we anticipate that our interest expense on the term loan will total approximately $26 million for fiscal 2006.
      Deferred tax assets & valuation allowance: The adoption of fresh start accounting resulted in our recording significant deferred tax assets, and a corresponding valuation allowance, related to the NOLs we assumed upon our emergence from bankruptcy. We anticipate that these NOLs will reduce the amount of future income tax payments we may be required to make. In the future, adjustments to increase the valuation allowance related to the NOLs will increase our provision for income taxes. Future reversals of the valuation allowance up to $19.8 million will reduce goodwill. See Note 19 to our financial statements, which are included in this registration statement, for further discussion of the NOLs.
      See Note 6 to our financial statements, which are included in this registration statement, for further descriptions of the fresh start adjustments we recorded effective July 2, 2005.

Fiscal 2005 Presentation
      For fiscal 2005, the results of the Successor for the six months ended December 31, 2005 and the results of the Predecessor for the six months ended July 2, 2005 have been combined for convenience of discussion since separate presentation and discussions of the Predecessor and Successor periods would not be meaningful in terms of operating results or comparisons to other periods. We refer to the combined results collectively as fiscal 2005. As a result of applying fresh start accounting, the Successor’s results of operations for periods after our emergence from bankruptcy are not comparable to the Predecessor’s results of operations for periods prior to our emergence from bankruptcy, and therefore, the combined results for fiscal 2005 should not be taken as indicative of our historical or future results.

Financial Operations Overview
      We assess the performance of our business using various financial and operating measures, which primarily include:

•	Net merchandise sales — Net merchandise sales include sales of merchandise from our retail and outlet stores, catalogs and websites, less discounts and sales return allowances. Merchandise sales through the Internet continue to be our fastest growing sales channel. A significant percentage of our customers make purchases through more than one sales channel.

•	Comparable store sales — Comparable store sales include net merchandise sales from retail and outlet stores that have been open for one complete fiscal year. We exclude new store locations from our comparable store sales until they have been in operation for one complete fiscal year. Similarly, stores that are expanded or down-sized by more than 30% are also excluded from our comparable store base until they have been in operation in their new configuration for one complete fiscal year. Stores that are closed for more than 10 consecutive days are also excluded from our comparable store base. Comparable store sales does not include net sales from our catalogs and websites.

•	Average sales per square foot — Average sales per square foot is determined on an annual basis by dividing net merchandise sales from our retail and outlet stores for the fiscal year by the monthly average of the gross square feet during such fiscal year. References to square feet represent gross square feet and not net selling space.

•	Other revenues — Other revenues include revenues associated with the royalties we receive from licensing agreements for the use of the Eddie Bauer trademark, royalties we receive from our international joint ventures and shipping revenues from shipments to customers from our direct channel. Other revenues also included services we billed to former Spiegel-affiliated entities under transition services agreements after Spiegel’s sale of these entities in June and July 2004 through December 2004.

•	Revenue from Spiegel-affiliated parties — Revenue from Spiegel-affiliated parties included intercompany revenues from Spiegel affiliates, which were primarily Newport News and Spiegel Catalog, prior to Spiegel’s sale of these entities in June and July of 2004. These intercompany revenues resulted from these and other Spiegel affiliates’ using the distribution services of DFS, the call center support of Saint John and the information technology services of the IT Group.

•	Gross margin — Gross margin is equal to our net merchandise sales less our costs of sales. We include in our costs of sales the direct cost of purchased merchandise, inbound freight, inventory write downs, design, buying and production costs and occupancy costs related to store operations. Costs of sales also include the amortization expenses associated with our finite-lived intangible assets.

•	Gross margin % — Gross margin % is calculated as our gross margin as a percentage of our net merchandise sales.

•	Impairment of indefinite-lived intangible assets — These expenses include impairment charges related to our trademarks.

•	Selling, general and administrative (“SG&A”) — These expenses include all operating expenses not included within costs of sales, such as store expenses other than occupancy costs, administrative expenses, marketing expenses, catalog production and mailing costs, warehousing and distribution expenses, call center expenses, shipping costs associated with our catalog and Internet sales and depreciation and amortization of our non-store related property and equipment and computer software costs.

•	Interest expense — Interest expense for periods prior to July 2, 2005 represented interest charged by our former parent, Spiegel, on our intercompany borrowings. Interest expense for periods subsequent to July 2, 2005 includes interest on our senior secured revolving credit facility and interest on our senior secured term loan, both of which we entered into upon our emergence from bankruptcy.

•	Other income (expense) — Other income (expense) primarily includes interest earned on our cash and cash equivalents, gains or losses on our derivative instruments, and the net accretion on the receivables and liabilities associated with our securitization interests.

•	Equity in earnings (losses) of foreign joint ventures — This includes our proportionate share of the earnings or losses of our joint ventures in Germany and Japan. We own a 30% interest in Eddie Bauer Japan, Inc. and a 40% interest in Eddie Bauer GmbH & Co. We account for these investments under the equity method of accounting as we do not control these entities.

•	Gain on discharge of liabilities — In conjunction with our emergence from bankruptcy, we recognized a net gain of $107.6 million for the six months ended July 2, 2005 associated with the discharge of our liabilities in accordance with the Plan of Reorganization.

•	Reorganization costs and expenses, net — In accordance with SOP 90-7, our financial statements prior to our emergence from bankruptcy reflect our revenues, expenses, realized gains and losses, and provisions for losses resulting from the reorganization separately as “reorganization costs and expenses, net” in our combined statements of operations. In addition, all pre-petition liabilities subject to compromise have been segregated in our combined balance sheets and have been classified as “liabilities subject to compromise” and our cash flows related to our reorganization have been separately reflected in our combined statements of cash flows.

•	Discontinuation of Eddie Bauer Home — In February 2005 we announced our plan to discontinue operating our “Eddie Bauer Home” concept. As such, we have reflected the historical results of the Eddie Bauer Home group within discontinued operations in our financial statements. All Eddie Bauer Home store locations were closed by September 2005.

SELECTED HISTORICAL FINANCIAL INFORMATION
      The following tables set forth selected historical financial and other information for the Predecessor and Successor entities as of the dates and for the periods indicated. Financial information for periods prior to July 2, 2005 relates to the Predecessor and financial information for periods as of and subsequent to July 2, 2005 relates to the Successor. Because of our emergence from bankruptcy and for the reasons stated above in “— Predecessor and Successor Entities” and “— Fresh Start Accounting,” our financial information for any period prior to July 2, 2005 will not be comparable to financial information for periods after that date.
      Our selected historical balance sheet information as of December 31, 2005, July 2, 2005 (the date we adopted fresh start accounting), January 1, 2005 and January 3, 2004 is derived from our audited consolidated and combined balance sheets. Our selected historical statement of operations information for the six months ended December 31, 2005, six months ended July 2, 2005 and fiscal years ended January 1, 2005, January 3, 2004, and December 28, 2002 are derived from our audited consolidated and combined statements of operations. Our selected historical statements of operations information for the fiscal year ended December 29, 2001 and selected historical balance sheet information as of December 28, 2002 and December 29, 2001 is derived from our unaudited financial statements.
      For all periods presented, income from continuing operations excludes the results of our discontinued Eddie Bauer Home business unit. The results of operations of this business unit are presented separately as discontinued operations, net of tax.

      The following financial information should be read in conjunction with our financial statements and related notes included elsewhere in this registration statement, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Successor Six
	Months ended	Predecessor Six
	December 31,	Months ended	Combined	Predecessor	Predecessor	Predecessor	Predecessor
	2005	July 2, 2005	2005	2004	2003	2002	2001

		(Restated)		(Restated)	(Restated)	(Restated)	(Restated)
	($ in thousands, except per share data)
Statement of Operations Information:
Net sales and other revenues	$593,711	$465,723	$1,059,434	$1,120,761	$1,243,927	$1,374,204	$1,534,356
Revenue from Spiegel- affiliated parties	—	—	—	37,154	73,288	97,748	99,256

Total revenues	593,711	465,723	1,059,434	1,157,915	1,317,215	1,471,952	1,633,612
Costs of sales, including buying and occupancy	337,318	259,536	596,854	604,864	695,872	797,037	975,356
Impairment of indefinite-lived intangible assets(a)	40,000	—	40,000	—	—	—	—
Selling, general and administrative expenses	214,125	185,225	399,350	452,603	531,101	619,003	666,339

Total operating expenses	591,443	444,761	1,036,204	1,057,467	1,226,973	1,416,040	1,641,695
Operating income (loss)	2,268	20,962	23,230	100,448	90,242	55,912	(8,083)
Interest expense	11,064	761	11,825	316	2,513	18,952	19,851
Other income	1,919	—	1,919	—	—	—	—
Equity in earnings (losses) of foreign joint ventures	174	(95)	79	3,590	1,606	(281)	(1,707)

Income (loss) from continuing operations before reorganization items and income tax expense (benefit)	(6,703)	20,106	13,403	103,722	89,335	36,679	(29,641)
Gain on discharge of liabilities(b)	—	(107,559)	(107,559)	—	—	—	—
Reorganization costs and expenses, net	—	13,686	13,686	26,871	91,022	—	—

Income (loss) from continuing operations before income tax expense (benefit)	(6,703)	113,979	107,276	76,851	(1,687)	36,679	(29,641)
Income tax expense (benefit)	14,645	50,402	65,047	36,080	4,803	14,425	(9,228)

Income (loss) from continuing operations	(21,348)	63,577	42,229	40,771	(6,490)	22,254	(20,413)
Income (loss) from discontinued operations, net of tax	(1,440)	(2,661)	(4,101)	2,893	6,171	8,075	9,783

Net income (loss)	$(22,788)	$60,916	$38,128	$43,664	$(319)	$30,329	$(10,630)

Basic and Diluted Earnings Per Share Information(c):
Loss from continuing operations per share	$(0.71)	n/a	n/a	n/a	n/a	n/a	n/a
Loss from discontinued operations per share	$(0.05)	n/a	n/a	n/a	n/a	n/a	n/a
Net loss per share	$(0.76)	n/a	n/a	n/a	n/a	n/a	n/a
Weighted average shares used to complete basic and diluted earnings per share	29,995,092	n/a	n/a	n/a	n/a	n/a	n/a

	Successor Six
	Months ended	Predecessor Six
	December 31,	Months ended	Combined	Predecessor	Predecessor	Predecessor	Predecessor
	2005	July 2, 2005	2005	2004	2003	2002	2001

		(Restated)		(Restated)	(Restated)	(Restated)	(Restated)
	($ in thousands, except per share data)
Operating Information- Unaudited(d):
Percentage increase (decrease) in comparable store sales(e)	(6.0)%	3.4%	(2.2)%	(1.7)%	(5.3)%	(12.9)%	(15.1)%
Average sales per square foot	n/a	n/a	$256	$252	$245	$247	$280
Number of retail stores(f):
Open at beginning of period	279	304	304	330	399	432	451
Opened during the period	16	—	16	7	1	7	8
Closed during the period	3	25	28	33	70	40	27
Open at the end of the period	292	279	292	304	330	399	432
Number of outlet stores(f):
Open at beginning of period	103	101	101	103	102	99	71
Opened during the period	5	3	8	2	2	4	31
Closed during the period	—	1	1	4	1	1	3
Open at the end of the period	108	103	108	101	103	102	99
Total store square footage at end of period (in thousands)	2,897	n/a	2,897	2,960	3,220	3,775	3,962
Gross margin	$228,161	$176,478	$404,639	$442,875	$478,170	$506,586	$492,448
Gross margin %	40.3%	40.5%	40.4%	42.3%	40.7%	38.9%	33.6%
Capital expenditures	$30,214	$8,641	$38,855	$13,906	$6,313	$24,967	$44,206
Depreciation and amortization	$26,589	$16,171	$42,760	$41,142	$57,339	$71,360	$50,026

	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor
	As of	As of	As of	As of	As of	As of
	December 31,	July 2,	January 1,	January 3,	December 28,	December 29,
	2005	2005	2005	2004	2002	2001

		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	($ in thousands)
Consolidated Balance Sheet Information:
Working capital	$107,297	$115,087	$112,577	$12,805	$(208,529)	$(265,490)
Goodwill	$220,481	$220,481	$76,601	$76,601	$76,601	$76,601
Trademarks	$185,000	$225,000	$58,756	$58,756	$58,756	$58,756
Total assets	$1,153,236	$1,186,005	$591,975	$643,137	$850,912	$914,813
Due to (from) Spiegel	—	—	$(37,751)	$90,688	$300,129	$375,554
Total long-term debt(g)	$298,500	$300,000	—	—	—	—
Stockholders’ equity	$545,020	$564,900	$292,391	$248,013	$246,638	$216,011

(a)	In conjunction with our annual impairment tests of indefinite-lived intangible assets, we recorded impairment charges of $40 million related to our trademarks. See Note 10 to our financial statements, which are included in this registration statement, for a more detailed description of the impairment tests performed during the fourth quarter of fiscal 2005.

(b)	In accordance with SOP 90-7, we recorded a net gain of $107.6 million related to the discharge of our liabilities upon our emergence from bankruptcy for the six months ended July 2, 2005. See Note 6 to our financial statements, which are included in this registration statement, for a description of the fresh start adjustments we recorded effective July 2, 2005.

(c)	On June 21, 2005, in connection with the effective date of the Plan of Reorganization, we issued 30,000,000 shares of our common stock to certain unsecured creditors of the Debtors. As a result, earnings per share data have been included for periods subsequent to July 2, 2005. No earnings per share data is presented for prior year periods as there were no shares outstanding for the combined entity.

(d)	Represents unaudited financial measures used by our management to assess the performance of our business.

(e)	Represents increase (decrease) over respective prior year period.

(f)	Retail and outlet store count data excludes stores related to our discontinued Eddie Bauer Home business.

(g)	Includes current portion of long-term debt, which totaled $24.0 million and $3.0 million as of December 31, 2005 and July 2, 2005, respectively.
Quarterly Comparable Sales Results
      The following table sets forth our historical unaudited quarterly comparable sales data (compared to sales of the same quarter the prior year):

Percentage increase (decrease) in comparable store sales

Fiscal 2005				Fiscal 2004				Fiscal 2003

Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

(7.1)%	(4.3)%	3.7%	3.0%	2.0%	(3.9)%	(6.0)%	(0.9)%	(4.5)%	0.3%	(7.6)%	(9.6)%

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION
      The unaudited pro forma consolidated condensed statement of operations data in the following tables for fiscal 2005 and 2004 are adjusted to reflect the implementation of the Plan of Reorganization and our emergence from bankruptcy as if it had been completed at the beginning of each fiscal period presented. Fiscal 2005 includes the financial results of the Successor for the six months ended December 31, 2005 and the Predecessor for the six months ended July 2, 2005. The pro forma adjustments included below for fiscal 2005 relate only to the six months ended July 2, 2005 as the Successor’s statement of operations include the impact of the adoption of fresh start accounting and our emergence from bankruptcy. Accordingly, there are no pro forma adjustments related to the Successor.
      For all periods presented, income from continuing operations excludes the results of our discontinued Eddie Bauer Home business unit. The results of operations of this business unit are presented separately as discontinued operations, net of tax.
      Preparation of the pro forma financial information is based on estimates and assumptions deemed appropriate by our management and which are set forth in the notes following the pro forma financial information. The pro forma information is unaudited and is not necessarily indicative of the results that actually would have occurred if the above transactions had been consummated at the beginning of the period presented, nor does it purport to represent the future financial position and results of operations for future periods.
      The pro forma financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Information” and our financial statements and related notes included elsewhere in this registration statement.
For Fiscal 2005

	Historical	Historical
	Successor	Predecessor

	Six Months	Six Months	Historical			Pro Forma
	Ended	Ended	Combined			Combined
	December 31,	July 2,		Pro Forma
	2005	2005	Fiscal 2005	Adjustments		Fiscal 2005

		(Restated)
	($ in thousands, unaudited)
Net sales and other revenue	$593,711	$465,723	$1,059,434	$—	(1)	$1,059,434
Revenue from Spiegel-affiliated parties	—	—	—	—	(2)	—

Total revenues	593,711	465,723	1,059,434	—		1,059,434
Costs of sales, including buying and occupancy	337,318	259,536	596,854	14,496	(3)	611,350
Impairment of indefinite-lived intangible assets	40,000	—	40,000	—		40,000
Selling, general and administrative expenses	214,125	185,225	399,350	2,408	(4)	401,758	(10)

Operating income (loss)	2,268	20,962	23,230	(16,904)		6,326
Interest expense	11,064	761	11,825	11,667	(5)	23,492
Other income	1,919	—	1,919	872	(6)	2,791
Equity in earnings (losses) of foreign joint ventures	174	(95)	79	—		79

Income (loss) from continuing operations before reorganization items and income tax expense (benefit)	(6,703)	20,106	13,403	(27,699)		(14,296)
Gain on discharge of liabilities	—	(107,559)	(107,559)	107,559	(7)	—
Reorganization costs and expenses, net	—	13,686	13,686	(13,686	)(7)	—

	Historical	Historical
	Successor	Predecessor

	Six Months	Six Months	Historical			Pro Forma
	Ended	Ended	Combined			Combined
	December 31,	July 2,		Pro Forma
	2005	2005	Fiscal 2005	Adjustments		Fiscal 2005

		(Restated)
	($ in thousands, unaudited)
Income (loss) from continuing operations before income tax expense (benefit)	(6,703)	113,979	107,276	(121,572)		(14,296)
Income tax expense (benefit)	14,645	50,402	65,047	(47,601	)(8)	17,446

Income (loss) from continuing operations	(21,348)	63,577	42,229	(73,971)		(31,742)
Income (loss) from discontinued operations, net of tax	(1,440)	(2,661)	(4,101)	4,101	(9)	—

Net income (loss)	$(22,788)	$60,916	$38,128	$(69,870)		$(31,742)

For Fiscal 2004

	Historical			Pro Forma
	Predecessor			Predecessor
		Pro Forma
	Fiscal 2004	Adjustments		Fiscal 2004

	($ in thousands, unaudited)
Net sales and other revenues	$1,120,761	$(8,102	)(1)	$1,112,659
Revenue from Spiegel-affiliated parties	37,154	(37,154	)(2)	—

Total revenues	1,157,915	(45,256)		1,112,659
Costs of sales, including buying and occupancy	604,864	27,752	(3)	632,616
Selling, general and administrative expenses	452,603	(28,977	)(4)	423,626	(10)

Operating income	100,448	(44,031)		56,417
Interest expense	316	22,973	(5)	23,289
Other income	—	1,744	(6)	1,744
Equity in earnings (losses) of foreign joint ventures	3,590	—		3,590

Income from continuing operations before reorganization items and income tax expense	103,722	(65,260)		38,462
Reorganization costs and expenses, net	26,871	(26,871	)(7)	—

Income from continuing operations before income tax expense	76,851	(38,389)		38,462
Income tax expense	36,080	(14,990	)(8)	21,090

Income from continuing operations	40,771	(23,399)		17,372
Income (loss) from discontinued operations, net of tax	2,893	(2,893	)(9)	—

Net income	$43,664	$(26,292)		$17,372

(1)	For fiscal 2004, represents “other revenues” from services provided by us to Newport News and Spiegel Catalog through DFS, the IT Group and Saint John under transition services agreements between us and these former affiliates of Spiegel following Spiegel’s sale of these subsidiaries in June and July 2004, respectively. The billings under the transition services agreements are reflected in our historical combined statements of operations as “other revenues” as these entities were no longer affiliated with Spiegel subsequent to their sale. Subsequent to December 2004, these services were no longer provided.

(2)	For fiscal 2004, represents revenue from services provided by us to certain Spiegel-affiliated entities through DFS, the IT Group and Saint John. These Spiegel-affiliated entities included Newport News and Spiegel Catalog prior to Spiegel’s sale of these subsidiaries in June and July 2004, respectively. Subsequent to December 2004, these services were no longer provided.

(3)	Pro forma adjustments to costs of sales represent:

•	The elimination of costs related to the services provided by DFS, the IT Group and Saint John to other Spiegel-affiliated entities in the amount of $0 for the six months ended July 2, 2005 and $2.4 million for fiscal 2004. Subsequent to December 2004, these services were no longer provided to the affiliated entities and the related costs were no longer incurred by us.

•	An increase in rent expense in the amount of $5.5 million for the six months ended July 2, 2005 and $12.0 million for fiscal 2004. As a result of fresh start accounting, (i) the historical deferred rent liability was eliminated, (ii) a net unfavorable lease obligation was established at fair value and (iii) the remaining term of every lease was reset from July 2, 2005 for purposes of ratably recognizing rent expense over the remaining term of the respective lease. For purposes of determining the related pro forma adjustment, the historical amount of deferred rent liability amortized into income as a reduction of rent expense was reversed and replaced with an amount representing additional expense from recognizing the remaining lease payments (many of which increase during the term of the lease) as if the remaining terms were reset at the beginning of each pro forma period, offset by recognizing income on the amortization of unfavorable lease obligations established in fresh start accounting over the remaining term of each lease. Any amount of rent expense in respect of leases normally classified as selling, general and administrative expense was not considered material for this purpose and was included in Cost of sales, including buying and occupancy expenses.

•	An increase in depreciation expense in the amount of $4.3 million for the six months ended July 2, 2005 and $8.6 million for fiscal 2004, based on a $20.4 million net step-up to fair value in accordance with fresh start accounting of leasehold improvements with an average remaining useful life of 2.5 years.

•	An increase in amortization expense of intangible assets in the amount of $4.7 million for the six months ended July 2, 2005 and $9.6 million for fiscal 2004, based on the allocation of the reorganization value to identifiable finite-lived intangible assets. The pro forma adjustment for the new amortization expense was calculated as follows:

				Amortization
		Weighted	Amortization	Expense Six
	Allocated	Average	Expense Fiscal	Months Ended
Intangible Assets	Value	Useful Life	2004	July 2, 2005

	(In thousands)	(Years)	(In thousands)	(In thousands)
Finite-Lived Intangible Assets
Licensing agreements	$35,000	6.0	$5,833	$2,917
Customer lists	9,000	3.5	3,762	1,768

	$44,000		$9,595	$4,685

Indefinite-Lived Intangible Assets
Trademarks	$225,000	Indefinite	—	—
Goodwill	220,481	Indefinite	—	—

	$445,481		—	—

Total intangible assets	$489,481		$9,595	$4,685

(4)	Pro forma adjustments to selling, general and administrative expenses represent:

•	An increase in depreciation expense in the amount of $2.6 million for the six months ended July 2, 2005 and $5.3 million for fiscal 2004, based on a $7.9 million net step-up to fair value of non-store related depreciable property and equipment in accordance with fresh start accounting.

•	A decrease in pension and other post-retirement expense of $0.2 million for the six months ended July 2, 2005 and an increase in pension and other post-retirement expense of $0.1 million for fiscal

2004 from the assumption of the Spiegel, Inc. pension and other post-retirement plans in connection with the Plan of Reorganization.

			Other Post-Retirement
	Pension Plans		Plans

		Six Months		Six Months
		Ended		Ended
Pension Expense (Benefit)	Fiscal 2004	July 2, 2005	Fiscal 2004	July 2, 2005

	(In thousands)
Service cost	$34	$—	$124	$3
Interest cost	3,273	1,546	451	163
Expected return on plan assets	(3,750)	(1,958)	—	—

	$(443)	$(412)	$575	$166

•	The elimination of costs related to the services provided by DFS, the IT Group and Saint John to other Spiegel-affiliated entities in the amount of $0 for the six months ended July 2, 2005 and $34.4 million for fiscal 2004. Subsequent to December 2004, these services were no longer provided to the affiliated entities and the related costs were no longer incurred by us.

(5)	Represents the additional interest expense based on indebtedness incurred in connection with the Plan of Reorganization, including:

•	A net increase in interest expense of $11.3 million for the six months ended July 2, 2005 and $22.5 million for fiscal 2004 relating to the $300 million senior secured term loan. As of December 31, 2005, the term loan had a variable interest rate of LIBOR plus 2.75%. Based on the LIBOR rate at December 31, 2005, the rate used in the calculation above is 7.57%. As required under the term loan, in October 2005, we entered into an interest rate swap agreement with a total notional value of $150 million, or 50% of the outstanding amount under the term loan as of that date. The interest rate swap effectively converts the variable interest rate to a fixed rate of 4.665% plus the applicable margin of 2.75%. The pro forma assumptions assume interest on $150 million of the term loan at 7.57% and interest on $150 million of the term loan at 7.42%. See “— Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Assuming a 1% increase in LIBOR rates, our annual interest expense would increase by approximately $1.5 million in view of the hedge arrangement noted above.

•	In April 2006, in view of our expectation that we would not meet certain financial covenants contained within the term loan agreement, and to provide us with additional flexibility to pursue our turnaround strategy, we amended certain provisions of the term loan relating primarily to financial covenant ratios and operational covenants, including capital expenditures, permitted collateral sales and store openings/closings. Interest on the amended loan is calculated as the greater of prime or the federal funds effective rate plus one half of one percent plus 2.50% to 3.25% in the case of a base rate loan, or LIBOR plus 3.50% to 4.25% in the case of Eurodollar loans. This change would have increased interest by approximately $4.6 million for each year, which is not reflected in the pro forma statements of operations for fiscal 2005 or 2004.

•	An increase of $0.2 million for the six months ended July 2, 2005 and $0.4 million for fiscal 2004 relating to the commitment fee on the unused portion of the senior secured revolving credit facility. As of December 31, 2005 and July 2, 2005, there were no borrowings under this facility. See “— Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

•	An increase of $0.2 million for the six months ended July 2, 2005 and $0.5 million for fiscal 2004 relating to the $2.8 million of debt issuance costs over a weighted average life of 5.9 years in connection with the term loan and revolving credit facility.

•	Related-party interest expense of $0.4 million during fiscal 2004 (none in 2005) on certain advances made by Spiegel to supplement working capital have been eliminated. The “due to/from Spiegel” balance was discharged upon our emergence from bankruptcy.

(6)	Represents the estimated net accretion income on the receivables and liabilities associated with our securitization interests held by FSAC and SAC. The pro forma adjustment related to this net accretion income is $0.9 million for the six months ended July 2, 2005 and $1.7 million for fiscal 2004.

(7)	Represents the elimination of gains on the discharge of indebtedness of $107.6 million and reorganization expenses of $13.7 million for the six months ended July 2, 2005 and reorganization expenses of $26.9 million for fiscal 2004.

(8)	Represents the tax effect on the pro forma adjustments using the applicable U.S. and Canadian statutory federal and state income tax rates. The pro forma effective income tax rate used for both periods takes into consideration (i) the non-tax deductible professional fees related to the bankruptcy reorganization which totaled $5.7 million for the six months ended July 2, 2005 and $13.4 million for fiscal 2004, (ii) the additional net increase in the valuation allowance against deferred tax assets of $15.3 million during the six months ended December 31, 2005, (iii) a permanent tax difference on the accretion associated with the securitization interest liability and (iv) an effective tax rate of approximately 39% on all other income (loss) before income taxes.

(9)	Represents the elimination of the results of discontinued operations of “Eddie Bauer Home,” which was approved by the bankruptcy court as part of the Plan of Reorganization.

(10)	Selling, general and administrative expenses include management fees charged by Spiegel of $1.3 million for the six months ended July 2, 2005 and $6.7 million for fiscal 2004. The management fees consist of general and administrative costs allocated to us representing services provided by Spiegel for legal, corporate overhead, governance, human resources, finance and tax. Subsequent to the reorganization, these services were no longer provided to us by Spiegel. We estimate that the annual cost of replacing these services on a stand-alone basis will be approximately $11 million to $14 million. Neither these estimates, nor the elimination of the historical Spiegel management fees, are reflected in the consolidated pro forma statements of operations for fiscal 2005 or 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The information in this Management’s Discussion and Analysis contains certain forward-looking statements, which reflect our current view with respect to future events and financial performance. Any such forward-looking statements are subject to risks and uncertainties that could cause our actual results of operations to differ materially from historical results or current expectations. See “Forward-Looking Statements” and “Item 1. Business — Risk Factors.” This discussion and analysis should be read in conjunction with “Item 1. Business” our consolidated and combined financial statements and the related notes included elsewhere in this registration statement.
Overview
      Eddie Bauer is a specialty retailer that sells casual sportswear and accessories for the modern outdoor lifestyle. As of December 31, 2005, we operated 400 stores, consisting of 292 retail stores and 108 outlet stores in the U.S. and Canada. In fiscal 2005, we had more than 39.3 million visits to our two websites and a circulation of approximately 86.8 million copies of our catalogs. In addition, we have joint venture retail operations in Japan and Germany. We also license our Eddie Bauer name to various consumer product manufacturers and other retailers whose products complement our modern outdoor lifestyle brand image.
      In June 2005, we emerged from bankruptcy as a stand-alone company for the first time in 34 years. We are committed to turning our business around and revitalizing Eddie Bauer as a premium quality brand, both by continuing to implement initiatives that we commenced over the past several years and by implementing new initiatives that we were not able to implement until our emergence from bankruptcy. See “Item 1. Business — Our Business Turnaround.”
      To increase our profitability and generate cash for future growth, we will need to continue to increase our net sales in our stores and through our direct channel. We believe that the increasing trend of consumers shopping via the Internet will drive growth in our Internet sales, offsetting anticipated declines in our catalog sales.
      In 2006, we intend to open approximately 15 new retail stores and 12 new outlet stores and close approximately 27 retail stores in the U.S. and Canada, which were all closed during the first quarter of fiscal 2006. We intend to finance the opening of new stores through cash provided by operations and our revolving credit facility. We estimate that capital expenditures to open a store will approximate $0.9 million and $0.5 million per store for retail and outlet stores, respectively. In substantially all instances, this capital investment is funded partially by the landlords of leased sites. The portion funded by landlords ranges from 25% to 50%. The number of stores we ultimately open during any given year will depend on our ability to obtain suitable locations on favorable terms, our working capital, general economic conditions, and the terms of our debt agreements. In addition to closing under-performing stores and opening new stores, our strategy includes right-sizing our existing stores, mainly through down-sizing. We expect that the closure of under-performing stores and the down-sizing of others will continue to improve our average sales per square foot.
      Improvement in our gross margins and profitability also depends upon our ability to source our products at cost effective prices, control our transportation and energy costs and reduce our need for inventory mark-downs. Additionally, our ability to control store occupancy and buying costs and efficiently manage our back-end operations and fixed costs will also impact our future gross margins and profitability. We intend to reduce the number of vendors from which we source our product in order to attain volume pricing and more consistent quality. Despite our strategy to design products that appeal to our target customers, changes in customer preferences or demand could result in increased costs and lower margins if we are required to increase our inventory mark-downs or redesign our product offerings.
      Although we believe our strategies will help stabilize our business in the long term, this process comes with significant risks and challenges, as discussed in more detail under “— Risk Factors” and will take time. As a result, even if we are successful, we may not see improvements in our results of operations in the near term. For example, as part of our efforts to revitalize our brand, we substantially redesigned our Fall/ Holiday 2005 apparel lines in an effort to make them more appealing to our target customers. Results have not lived up to our expectations and indicate that our customers did not respond positively to all of the changes we made to our product offerings. Compared to the same quarter in the prior year, net merchandise sales for the third and fourth quarters of 2005 were down $18.3 million and $29.5 million, respectively, or approximately 8.2% and 7.6%, respectively, and comparable store sales declined by 4.3% and 7.1%, respectively. Preliminary results for the first quarter of fiscal 2006 show comparable store sales were down approximately 10.0% compared to the same period in the prior year. Weaker than anticipated retail and direct sales for the second half of the year, along with increased infrastructure and compliance costs associated with being a stand-alone company since our emergence from bankruptcy, resulted in a decline in operating income of $50.1 million for pro forma fiscal 2005 compared to pro forma fiscal 2004. If customer purchases continue to lag our expectations, we may continue to experience decreased net sales, increased costs and decreased comparable store sales. In addition, although we are aggressively implementing changes based on our insights across all channels, because of lengthy product lead times and catalog production cycle, we anticipate that the impact of these initiatives will be felt over the remainder of fiscal 2006 with most of the impact occurring in the third and fourth quarters of fiscal 2006.
Industry Trends
      We must stabilize our business and revitalize Eddie Bauer as a premium quality brand while addressing general trends we face in the apparel industry. We believe the key marketplace factors affecting us include the following:

•	Constantly shifting consumer style preferences, such as the general shift in the U.S. towards more casual apparel and a shift towards consumers being more willing to purchase either premium apparel at higher prices or value apparel with lower prices, and being less willing to purchase mid priced apparel;

•	The maturation and fragmentation of the apparel industry by channel of distribution, age, gender, price points and classification, as well as the increase in brand proliferation, especially with the growth of private label brands;

•	Increased competition due to fewer barriers to entry;

•	Apparel and footwear expenditures in the U.S. have lagged both personal consumption expenditures and overall GDP since 1970;

•	The increased availability of quality, global low-cost sourcing for apparel due to the elimination of import quotas in the U.S., which puts deflationary pressures on pricing and further lowers barriers to entry;

•	Retail sales of apparel is seasonal in nature, i.e., revenues, the related expenses and profits are typically higher during the fourth quarter of the calendar year, driven by significant holiday purchases; and

•	Specialty retailers (those retailers with a single brand concept) are taking a larger share of the apparel market from department stores.
Results of Operations
      The following is a discussion of our results of operations for fiscal 2005, 2004 and 2003. Our historical results for periods prior to July 2, 2005 are not comparable with our results for periods subsequent to July 2, 2005 for several reasons. As discussed above, we applied the fresh start reporting requirements of SOP 90-7 effective July 2, 2005. Additionally, our results may not be comparable since fiscal 2005 and 2004 include 52 weeks and fiscal 2003 includes 53 weeks. Finally, as mentioned above, in February 2005 we announced our plan to discontinue operating our “Eddie Bauer Home” concept. Accordingly, for purposes of the discussion below of fiscal 2005 versus fiscal 2004, the results are based upon pro forma results for fiscal 2005 and fiscal 2004, which give effect to the pro forma adjustments that reflect the implementation of the Plan of Reorganization and our emergence from bankruptcy as if it had been completed at the beginning of fiscal

2004. See “Unaudited Pro Forma Consolidated Condensed Financial Information” above for a discussion of the pro forma adjustments to fiscal 2005 and 2004. The discussion below of fiscal 2004 versus fiscal 2003 is based upon our historical results not giving effect to any pro forma adjustments.

Pro Forma Fiscal 2005 Compared to Pro Forma Fiscal 2004

Revenues
      Total revenues for fiscal 2005 were $1,059.4 million and included $1,001.5 million of net merchandise sales, $35.7 million of shipping revenues, $15.3 million of licensing royalty revenues, $6.1 million of royalty revenues from foreign joint ventures and $0.8 million of other revenues. Our total pro forma revenues decreased $53.2 million, or 4.8% from the prior year, and included a $46.2 million decline in our net merchandise sales, a $3.6 million decrease in our shipping revenues resulting from lower sales in our direct channel, a $3.2 million decrease in our licensing royalty revenues and a $0.2 million decrease in our foreign joint venture royalty and other revenues.
      Net merchandise sales for fiscal 2005 of $1,001.5 million included $733.2 million of sales from our retail and outlet stores, $268.1 million of sales from our direct channel, which includes our catalog and Internet sales, and $0.2 million of other merchandise sales. The $46.2 million, or 4.4%, in net merchandise sales decrease versus the prior year period included a $32.8 million decrease in net sales from our retail and outlet stores, a $9.0 million decrease in our direct sales and a $0.6 million decrease in other merchandise sales. Additionally, fiscal 2004 included $3.8 million of liquidation sales (i.e., sales in which we engage third parties to liquidate inventory) associated with our bankruptcy. Excluding liquidation sales related to Eddie Bauer Home, we made no liquidation sales during fiscal 2005. The decline in merchandise sales from our retail stores was offset by a slight increase in merchandise sales from our outlet stores as we had a larger number of outlet stores open during fiscal 2005 versus the prior year. Merchandise sales from our retail stores declined due to fewer stores open during fiscal 2005 (292 stores at the end of fiscal 2005) versus fiscal 2004 (304 stores at the end of fiscal 2004) and a decline in comparable store sales. This decline is primarily due to weak customer demand experienced in the second half of fiscal 2005. Although comparable store sales increased by 3.0% and 3.7% in the first and second quarters of fiscal 2005, respectively, such comparable store sales declined by 4.3% and 7.1% in the third and fourth quarters of fiscal 2005, respectively. This decline in comparable store sales is due to poor customer reaction to the significant changes in the merchandise collection which were first reflected in the August 2005 launch of the Fall/ Holiday 2005 product offering. Because the changes in the product offering impacted both the retail and the direct channels, this weakness in customer demand has resulted in sales declines in both. The most significant changes to the merchandise collection to which our customers did not react positively include:

•	The product collection was skewed towards styles that appeal to the younger half of our customer range, with slimmer fits, more novelty pieces and fewer Eddie Bauer classic pieces.

•	We revised our fits too significantly for our core customer, and also experienced inconsistent fits across categories of products.

•	The product collection moved too far away from our outdoor heritage.

•	We offered far too many color choices for our customer, as well as colors that were too bright for the season.

•	We raised our prices too aggressively without clearly explaining the improved quality or materials used in the products.

•	We changed the approach and style of our selling tools to focus more on communicating the premium brand image rather than on product specific marketing, for example, emphasizing outfitting and wardrobing over presentation of specific product attributes.
      As discussed under “Item 1. Business — Our Business Turnaround,” management has recognized these problems and is taking aggressive actions to design, source and merchandise products that will re-capture the interest of our core customer and reverse the downward sales trends. These actions were undertaken after such customer reaction was known and they continue to be implemented through the first quarter of fiscal 2006. However, because of the lengthy lead times associated with product design and sourcing and the catalog production cycle, we expect that the impact of these correction initiatives will be reflected primarily in the financial statements in the second half of fiscal 2006. As a result, we expect that both sales and earnings will be significantly lower in fiscal 2006 than in fiscal 2005.

Gross margin and gross margin %
      Pro forma gross margin for fiscal 2005 was $390.1 million, representing a decrease of $25.0 million from the prior year. Pro forma gross margin % for fiscal 2005 declined to 39.0% from 39.6% in the prior fiscal year. The principal factor impacting pro forma gross margin % in fiscal 2005 compared to fiscal 2004 was the higher level of markdowns taken in order to drive merchandise sales, particularly in the third and fourth fiscal quarters of 2005.

Selling, general and administrative expenses
      Pro forma SG&A expenses for fiscal 2005 were $401.8 million, representing a decrease of $21.9 million, or 5.2% from the prior year. Pro forma SG&A expenses as a percentage of net merchandise sales for fiscal 2005 were 40.1%, down from 40.4% in the prior year. The decrease in pro forma SG&A expenses for fiscal 2005 versus the prior year included an approximate $11.7 million decrease in brand marketing expense, which was reduced by management in response to lower sales in the second half of fiscal 2005. In addition, distribution and information services expenses declined in fiscal 2005 by approximately $9.5 million primarily as a result of lower sales, units and transactions processed in fiscal 2005. Additionally, distribution and information services expenses were reduced as a result of downsizing the operations from the multi-client structure of the Predecessor. Sales-related transportation expenses decreased by approximately $4.1 million as a result of lower direct channel sales and fewer stores open during fiscal 2005 compared to fiscal 2004. These decreases were partially offset by higher corporate standalone costs of $4.4 million.

Impairment of indefinite-lived intangible assets
      Our adoption of fresh start reporting effective July 2, 2005 resulted in the recording of indefinite-lived intangible asset values of $220.5 million and $225 million for goodwill and trademarks, respectively.
      During the fourth quarter of fiscal 2005, we completed our annual impairment tests for both goodwill and trademarks in accordance with SFAS No. 142, which resulted in a pretax impairment charge totaling $40.0 million related to our trademarks, which was reflected in impairment of indefinite-lived intangible assets on the Company’s statement of operations. The fair value of our trademarks, as determined with the assistance of an independent valuation firm, was estimated to be $185.0 million. The fair value of our trademarks was estimated using the discounted present value of estimated future cash flows, which included a long-term growth rate of 3.5% and a discount rate of 16%. As the estimated fair value of $185.0 million was less than our carrying value of $225.0 million, we recorded an impairment charge of $40.0 million during the fourth quarter of fiscal 2005. The decline in the fair value of our trademarks since July 2, 2005 was due principally to decreases in our projected revenues.
      The annual impairment review of our goodwill balance as of the fourth quarter of fiscal 2005 was completed using the two-step approach prescribed in SFAS No. 142. The first step included a determination of our enterprise value using primarily a discounted cash flow model, which included a long-term growth rate of 3.5% and a discount rate of 13%. The premise of the discounted cash flow model was based upon our internal plans related to the future cash flows of our primary assets. In order to assess our fair value in its entirety, following the calculation of the discounted cash flows of our primary assets, the fair value of our interest-bearing debt was deducted and the fair values of the assets not contributing to the discounted cash flows of our primary assets, including our net operating loss carryforwards, were added to derive the fair value of our total net assets. Upon completion of step one of the goodwill impairment test, our estimated fair value exceeded the carrying value of our net book value and long-term debt. Accordingly, we were not required to complete step two of the goodwill impairment test.

      The evaluations of both goodwill and trademarks included reasonable and supportable assumptions and projections and were based on estimates of projected future sales and cash flows. We experienced lower than anticipated sales during the third and fourth quarters of 2005, indicative of a weaker than expected response by our customers to our fall and winter 2005 merchandise collection. These projections assume that we successfully introduce merchandise assortments that appeal to our core customer tastes and preferences and respond to future changes in customer style preferences in a timely and effective manner. These estimates of future cash flows are based upon our experience, historical operations of the stores, catalogs and Internet sites, estimates of future profitability and economic conditions. Future estimates of profitability and economic conditions require estimating such factors as sales growth, employment rates and the overall economics of the retail industry for up to twenty years in the future, and are therefore subject to variability, are difficult to predict and in certain cases, beyond our control.
      The discounted cash flow valuations used discount rates that represented our weighted average cost of capital for each respective asset group and were consistent with the discount rates utilized for the enterprise and trademark valuations as of our fresh start reporting date. The assumptions utilized by management were consistent with those developed in conjunction with our long-range planning process. If the assumptions and projections underlying these evaluations are not achieved, or should we ultimately adopt and pursue different long-range plans, the amount of the impairment could be adversely affected. Accordingly, there can be no assurance that there will not be additional impairment charges in the future based on future events and that the additional charges would not have a materially adverse impact on our financial position or results of operations.

Equity in earnings of foreign joint ventures
      Pro forma equity in earnings of foreign joint ventures for fiscal 2005 and fiscal 2004 were $0.1 million and $3.6 million, respectively. The decline in equity in earnings of foreign joint ventures resulted primarily from lower earnings associated with our joint venture in Germany. Our joint venture in Germany has experienced weaker retail sales due partially to a poor apparel retail market and partially due to the failure of the Eddie Bauer brand to significantly drive German customer traffic and sales.

Interest expense
      Pro forma interest expense for fiscal 2005 was $23.5 million, which represented a slight increase from the pro forma interest expense for fiscal 2004 of $23.3 million. Pro forma interest expense for both fiscal 2005 and 2004 include interest associated with our $300 million senior secured term loan that we entered into upon our emergence from bankruptcy. Interest on our $300 million term loan is floating-rate based upon LIBOR rates, prime rates or the federal funds effective rate, depending upon if the term loan is a Eurodollar or base rate loan. Additionally, our pro forma interest expense for both fiscal 2005 and 2004 takes into consideration the interest rate swap we entered into during the fourth quarter of fiscal 2005. See further description of the interest requirements on the loan and the interest rate swap within “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” below. Interest expense for fiscal 2005 includes $0.6 million related to our revolving credit facility that was incurred during the six months ended December 31, 2005.

Other income
      Pro forma other income for fiscal 2005 totaled $2.8 million, which included $1.7 million of income associated with the net accretion on the receivables and liabilities associated with our securitization interests, $0.8 million of income associated with derivative income related to our interest rate swap, and $0.2 million of interest income. Pro forma other income for fiscal 2004 totaled $1.7 million, which included $1.7 million of income associated with the net accretion on the receivables and liabilities associated with our securitization interests.

Income tax expense
      Pro forma income tax expense for fiscal 2005 and fiscal 2004 was $17.4 million and $21.1 million, respectively. Despite having a pre-tax loss in fiscal 2005, we incurred tax expense primarily due to an increase in our valuation allowance requirements, state income taxes and the higher effective tax rate that we incur on our income generated in Canada and non-income related tax expense associated with the accretion on the securitization interest liability. During the fourth quarter of fiscal 2005, we revised our long range forecast which resulted in a decrease in our estimated taxable income in future years and an increase in the estimated amount of NOLs that will expire and go unused after considering the applicable IRS limitations. These changes resulted in a net $15.3 million increase in our valuation allowance requirement during the six months ended December 31, 2005. The pro forma effective tax rate for fiscal 2004 of 54.8% was higher than our U.S. statutory tax rate of 35.0% primarily due to state income taxes and the higher effective tax rate that we incur on our income generated in Canada, and non-deductibility of a portion of the accretion on the securitization interest liability.

Fiscal 2004 Compared to Fiscal 2003

Revenues
      Total revenues for fiscal 2004 were $1,157.9 million and included $1,047.7 million of net merchandise sales, $37.2 million of intercompany revenues from Spiegel affiliates, $39.3 million of shipping revenues, $18.5 million of licensing revenues, $8.1 million of revenues from transition services agreements with former Spiegel affiliates, $6.3 million of royalty revenues from foreign joint ventures and $0.8 million of other revenues. Our total revenues decreased $159.3 million, or 12.1% from the prior year and included a $126.3 million decline in our merchandising sales, a $36.1 million decrease in our intercompany revenues from Spiegel affiliates, a $5.4 million decrease in our shipping revenues and a $0.2 million decrease in our royalty and other revenues. Our intercompany revenues from Spiegel affiliates declined $36.1 million as fiscal 2003 included 12 months of intercompany revenues from these former affiliates versus approximately six months during fiscal 2004. The decline in our shipping revenues during fiscal 2004 versus the prior year was due to lower sales in our direct channel. These decreases were partially offset by the $8.1 million of revenues from transition services agreements recognized in fiscal 2004 and a $0.6 million increase in our licensing revenues. The transition services agreements represented fees paid to us for services provided to these former Spiegel affiliates by DFS, Saint John and the IT Group. Prior to their sale, revenues for these and similar services were recorded as revenue from Spiegel-affiliated parties.
      Net merchandise sales for fiscal 2004 of $1,047.7 million included $766.0 million of sales from our retail and outlet stores, $277.2 million of sales from our direct channel, which includes our catalog and Internet sales, $3.8 million of liquidation sales and $0.7 million of other merchandise sales. The $126.3 million, or 10.8%, decrease versus the prior year period included a $92.9 million decrease in net sales from our retail and outlet stores, a $22.2 million decrease in our direct sales and an $11.2 million decrease in our liquidation sales. Fiscal 2004 included one less week of sales than fiscal 2003. The decline in merchandise sales from our stores was due to fewer stores open during fiscal 2004 (405 stores at the end of fiscal 2004) versus fiscal 2003 (433 stores at the end of fiscal 2003) and a 1.7% decline in comparable store sales. Additionally, both our direct sales and store sales were negatively impacted by fewer catalogs circulated in fiscal 2004 versus fiscal 2003.

Gross margin and gross margin %
      Gross margin for fiscal 2004 was $442.9 million, representing a decrease of $35.3 million, or 7.4%, from the prior fiscal year. Gross margin % for fiscal 2004 improved to 42.3%, up from 40.7% in the prior year. Occupancy costs declined approximately $30 million, which resulted in a 1.2 percentage point improvement in our gross margin in fiscal 2004 versus the prior year. The decline in occupancy costs for fiscal 2004 was driven by lower rent expense, including common area charges, due to the decline in our number of stores versus the prior year period and more favorable lease rates. Additionally, fiscal 2004 included $3.5 million of costs associated with liquidation sales, down from $14.1 million in fiscal 2003, which resulted in a 0.9 percentage point improvement in our gross margin as gross margins on our liquidation sales are significantly less than our average gross margins. Partially offsetting these improvements to our gross margin was a 0.2 percentage point decline in our merchandise margin for fiscal 2004 versus the prior year period.

Selling, general and administrative expenses
      SG&A expenses for fiscal 2004 were $452.6 million, representing a decrease of $78.5 million, or 14.8% from the prior year. SG&A expenses as a percentage of net merchandise sales for fiscal 2004 were 43.2%, down from 45.2% in the prior year. The decrease in SG&A expenses for fiscal 2004 versus the prior year included an approximately $25 million decrease in costs associated with DFS and Saint John, primarily the result of lower variable costs (such as payroll), an approximately $15 million decrease in store-related expenses (e.g. store payroll, supplies, repairs), approximately $10 million in lower information technology expenses, an approximately $5 million decline in the allocation of corporate overhead charges to us from Spiegel and an approximately $5 million decrease in freight expenses.

Equity in earnings of foreign joint ventures
      Equity in earnings of foreign joint ventures for fiscal 2004 and fiscal 2003 were $3.6 million and $1.6 million, respectively, due to higher earnings associated with our joint venture in Germany, which were partially offset by a decline in earnings from our joint venture in Japan.

Reorganization costs and expenses, net
      Reorganization costs and expenses, net for fiscal 2004 and fiscal 2003 were as follows:

	Predecessor	Predecessor
	Fiscal 2004	Fiscal 2003

	($ in thousands)
	(Unaudited)
Lease rejections	$(3,708)	$28,417
Professional service fees	23,373	16,578
Asset impairment and other, net	8,254	43,489
Severance and relocation	2,452	2,538
Interest income	(3,500)	—

	$26,871	$91,022
      Lease rejection expenses for fiscal 2003 primarily reflected lease-related expenses associated with store closures. In April 2003, we announced our intent to close 60 under-performing stores as a part of our ongoing reorganization process, which received bankruptcy court approval. We had closed 59 of these stores as of January 3, 2004 and the remaining one store was closed in the fourth quarter of fiscal 2004. In December 2003, we announced our intent to close an additional 29 under-performing stores as a part of our ongoing reorganization process, which also received bankruptcy court approval. We closed these stores during the first quarter of fiscal 2004. The lease rejection income in fiscal 2004 was due to the favorable settlement of certain lease termination agreements and mitigation of lease-related claims.
      Professional service fees consisted primarily of financial, legal, real estate and other consulting services directly associated with the reorganization process that were incurred by Spiegel and charged to us.
      The closure of stores described above, as well as other facilities, resulted in the write-off of approximately $2.0 million and $12.0 million in assets in fiscal 2004 and 2003, respectively, primarily related to leasehold improvements that had no future benefit. We also abandoned certain capital projects due to capital expenditure restrictions, which led to the write-off of approximately $3.3 million and $22.6 million in assets in fiscal 2004 and 2003, respectively. Additionally, in 2003 we recorded a write-off of approximately $11.6 million related to our decision to sell a distribution facility. The facility was sold in April 2004, and we recorded an additional loss of $0.5 million. In 2004, we also sold our three corporate headquarters office buildings for $38.0 million, and recorded a loss of $2.9 million.

      In fiscal 2003, as part of our restructuring efforts, we reduced our headquarters workforce by approximately 197 associates and provided severance and other benefits to affected associates. We recorded severance costs of $1.3 million in fiscal 2003 due to this reduction in workforce. In addition, we recorded severance costs of $2.5 million and $1.2 million in fiscal 2004 and 2003, respectively, associated with the termination of employees at various other locations due to either the closure of locations or the overall reduction in our workforce.
      Interest income for fiscal 2004 was attributable to the accumulation of cash and short-term investments subsequent to the bankruptcy filing.

Income tax expense
      Income tax expense for fiscal 2004 and fiscal 2003 was $36.1 million and $4.8 million, respectively. The effective tax rate for fiscal 2004 of 46.9% was higher than our U.S. statutory tax rate of 35.0% primarily due to non-deductible reorganization costs of approximately $13.4 million, state income taxes and the higher effective tax rate that we incur on our income generated in Canada. Despite having a pre-tax loss from our continuing operations for fiscal 2003, we recorded income tax expense as we incurred approximately $11.0 million of non-deductible reorganization costs and tax benefits generated on our U.S. taxable income were more than offset by tax expense generated on our income in Canada.

Discontinued operations, net of tax
      The results of our discontinued operations associated with our Eddie Bauer Home concept for fiscal 2004 and 2003 were as follows:

	Predecessor	Predecessor
	Fiscal 2004	Fiscal 2003

	($ in thousands)
	(Unaudited)
Discontinued Operations:
Revenues	$75,355	$98,790
Costs of sales, including buying and occupancy	45,722	59,284
Selling, general and administrative expenses	24,862	29,937
Operating income	4,771	9,569
Interest expense (income)	44	(516)
Income before income tax expense	4,727	10,085
Income tax expense	1,834	3,914
Discontinued operations, net of tax	2,893	6,171
Liquidity and Capital Resources

Cash Flow Analysis
      The cash flow data and following discussions have not been adjusted for any of the pro forma adjustments discussed elsewhere, and should not be construed as indicative of future cash flow.

		Predecessor
	Successor	Six
	Six Months	Months
	Ended	Ended	Combined	Predecessor	Predecessor
	December 31,	July 2,	Fiscal 2005	Fiscal 2004	Fiscal 2003
	2005	2005	(52 Weeks)	(52 Weeks)	(53 Weeks)

	($ in thousands)
Cash flow data:
Net cash provided by (used in) operating activities	$63,463	$(24,871)	$38,592	$94,188	$216,781
Net cash (used in) provided by investing activities	$(29,894)	$(9,285)	$(39,179)	$40,685	$(7,856)
Net cash provided by (used in) financing activities	$1,907	$66,412	$68,319	$(133,880)	$(218,299)

Fiscal 2005 Compared to Fiscal 2004

Net cash provided by (used in) operating activities
      Net cash provided by operating activities for fiscal 2005 totaled $38.6 million, compared to $94.2 million for fiscal 2004. Cash generated from our operations when excluding non-cash expenses (i.e., depreciation and amortization, non-cash reorganization expenses, losses and impairments of property and equipment, equity in earnings (losses) of joint ventures and deferred income taxes) declined approximately $64.2 million. The decline resulted primarily from reductions in our operating income and increased expense. Changes in our operating assets and liabilities in 2005 resulted in a use of cash of $12.0 million versus a use of cash of $3.9 million in fiscal 2004. Partially offsetting these declines was cash generated from discontinued operations of $17.0 million in fiscal 2005 versus $0.3 million in fiscal 2004.

Net cash (used in) provided by investing activities
      Net cash used in investing activities for fiscal 2005 totaled $39.2 million compared to net cash provided by investing activities of $40.7 million for fiscal 2004. Our net cash used in investing activities for fiscal 2005 primarily included $38.9 million of capital expenditures related to our continuing operations, including $30.2 million during the six months ended December 31, 2005. The increase in capital expenditures during the second half of 2005 resulted from new store openings during the second half of 2005 as well as capital expenditures to convert prior Eddie Bauer Home store locations to Eddie Bauer retail store space. Net cash provided by investing activities for 2004 included $36.4 million of proceeds on the sale of our headquarters facilities and $18.9 million of proceeds from the sale of one of our distribution facilities. The sale of both of these facilities was in accordance with the Plan of Reorganization. Partially offsetting the cash generated by the sale of these facilities during fiscal 2004 was $13.9 million of cash used for capital expenditures related to our continuing operations and $0.7 million related to our discontinued operations.

Net cash provided by (used in) financing activities
      Net cash provided by financing activities for fiscal 2005 totaled $68.3 million and primarily included $65.7 million of a net decrease in the receivable due from Spiegel during the six months ended July 2, 2005 and a net increase in our bank overdrafts totaling $4.2 million. The change in the intercompany account with Spiegel was primarily due to the predecessor’s income tax expense associated with the gain on the discharge of liabilities related to the emergence from bankruptcy and application of fresh-start reporting. The income tax expense related to this gain was not actually paid or due to be paid. Partially offsetting these sources of cash during 2005 were $1.5 million of repayments of our term loan and $0.2 million of treasury stock repurchased. Net cash used by financing activities for fiscal 2004 totaled $133.9 million and primarily included $133.0 million of cash we paid for the repayment of borrowings to our former parent, Spiegel.

Fiscal 2004 Compared to Fiscal 2003

Net cash provided by (used in) operating activities
      Net cash provided by operating activities for fiscal 2004 totaled $94.2 million, compared to $216.8 million for fiscal 2003. Despite the increase in our net income in fiscal 2004 compared to the prior year, the cash generated from our operations when excluding non-cash expenses (i.e., depreciation and amortization, non-cash reorganization expenses, losses and impairments of property and equipment, equity in earnings (losses) of joint ventures and deferred income taxes) declined approximately $48 million. Changes in our working capital in 2004 resulted in an additional decrease in operating cash flows of approximately $56 million. The decrease in cash generated from our working capital accounts resulted from higher inventory levels relative to the one-time significant inventory reductions in 2003 related to efficiency improvements in the flow of inventory that reduced inventory stored in the distribution center, which were partially offset by an increase in cash from accounts receivable collections. Finally, cash generated from our discontinued operations generated approximately $18 million less cash in fiscal 2004 compared to fiscal 2003.

Net cash (used in) provided by investing activities
      Net cash provided by investing activities for fiscal 2004 totaled $40.7 million, compared to a use of cash of $7.9 million for fiscal 2003. Our net cash provided by investing activities for fiscal 2004 included $36.4 million of proceeds on the sale of our headquarters facilities and $18.9 million of proceeds from the sale of one of our distribution facilities. The sale of both of these facilities was in accordance with the approved Plan of Reorganization. Partially offsetting the cash generated by the sale of these facilities during fiscal 2004 was $13.9 million of cash used for capital expenditures related to our continuing operations and $0.7 million related to our discontinued operations. Our net cash used by investing activities for fiscal 2003 included $6.3 million and $0.7 million of capital expenditures related to our continuing operations and discontinued operations, respectively, and $0.9 million of investments in our foreign joint venture in Germany.

Net cash provided by (used in) financing activities
      Net cash used by financing activities for fiscal 2004 totaled $133.9 million and primarily included $133.0 million of cash we paid for the repayment of borrowings to our former parent, Spiegel. Net cash used in financing activities for fiscal 2003 totaled $218.3 million and primarily included $208.0 million of repayments to our former parent and a decrease of $10.3 million in bank overdrafts.

Sources of Liquidity
      As of December 31, 2005, we had cash balances of $75.0 million, which included $0.8 million designated by the creditors’ committee for payment of professional service fees associated with our bankruptcy process that must be returned to the Creditor Trust if not used. Our primary source of cash is the cash generated from our operations and borrowings under our revolving credit facility. However, our ability to fund our capital requirements will be greatly reduced if we are no longer in compliance with the covenants under our credit agreements and cannot amend or obtain waivers to any covenants we violate. See “Item 1. Business — Risk Factors — Risks Relating to Our Financial Condition and Results of Operations — If we are unable to comply with our debt covenants and are unable to obtain waivers or amendments, our debt may become immediately due and payable and our lenders would be entitled to foreclose on our assets that serve as collateral for such debt.” In addition, if sales and operating cash flow deteriorate from the recent disappointing levels, we may not have sufficient capital resources to fund our operating plan. If we are unsuccessful in improving operating cash flow or if operating cash flow further deteriorates, we would need to seek additional sources of liquidity through the sale of assets or the sale and issuance of new debt or equity securities. There can be no assurance that we would be successful in issuing such securities at attractive prices, or borrow additional funds at reasonable rates of interest. We may from time to time consider these or other various financing alternatives in any event.

Senior Secured Revolving Credit Facility
      On June 21, 2005, Eddie Bauer, Inc. entered into a loan and security agreement with Bank of America, N.A., General Electric Capital Corporation and The CIT Group/ Business Credit, Inc. The senior secured revolving credit facility is comprised of a revolving line of credit consisting of revolving loans and letters of credit up to $150 million to fund working capital needs. In April 2006, we obtained waivers from the lenders for certain defaults and events of default under the revolving credit facility relating primarily to previously due financial and business reports and, in connection with name changes of two subsidiaries, the perfection of security interests in collateral and notice requirements.
      Advances under the revolving credit facility may not exceed a borrowing base equal to various percentages of our eligible accounts receivable balances and eligible inventory, less specified reserves. The revolving credit facility is secured by a first lien on our inventory and certain accounts receivable balances and by a second lien on all of our other assets other than our Groveport facility. The revolving credit facility is guaranteed by Eddie Bauer Holdings and certain subsidiaries of Eddie Bauer, Inc. (EBFS, EBIT and Eddie Bauer Services, LLC). Our availability under the revolving credit facility was $97.5 million as of December 31, 2005. As of December 31, 2005, we had $2.0 million of letters of credit outstanding under the revolving credit facility. As of April 1, 2006, our availability was approximately $83.6 million and $0 had been drawn under the revolving credit facility.
      Borrowings under the revolving credit facility bear interest at:

•	LIBOR plus 1.25% if the average aggregate outstanding (based upon the preceding calendar month) is less than $75 million; or

•	LIBOR plus 1.50% if the average aggregate outstanding is greater than or equal to $75 million.
      In addition, we are required to pay an unused commitment fee of 0.25% per annum on the unused amount, plus a letter of credit fee. The revolving credit facility is scheduled to terminate on June 21, 2010.
      The agreement requires that at any time the availability under the agreement is less than 10% of the maximum revolver available, we are required to maintain a consolidated fixed charge coverage ratio of at least 1.25:1.00. The agreement also limits our capital expenditures to $50 million in 2005, $60 million in 2006, 2007, and 2008, and $70 million in 2009 and 2010. Finally, there are additional covenants that restrict us from entering into certain merger, consolidation and sale transactions outside the normal course of business; from making certain distributions or changes in our capital stock; from entering into certain guarantees; from incurring debt beyond what is specified within the agreement; and other customary covenants.

Senior Secured Term Loan
      On June 21, 2005, Eddie Bauer, Inc. entered into a $300 million senior secured term loan agreement with various lenders, with JPMorgan Chase, N.A. as administrative agent. As of June 21, 2005, the term loan was a base rate loan. On June 23, 2005, we converted 100% of the term loan to Eurodollar loans. In accordance with the term loan agreement, we are required to repay $750,000 on a quarterly basis from September 30, 2005 through March 31, 2011, with the remaining balance of $282.8 million due upon maturity of the loan on June 21, 2011. In April 2006, in view of our expectation that we would not meet certain financial covenants contained in the term loan agreement, and to provide us with additional flexibility to pursue our turnaround strategy, we amended certain provisions of the term loan relating primarily to financial covenant ratios and operational covenants (including capital expenditures, permitted collateral sales and store openings/closings). The following description gives effect to this amendment.
      The term loan agreement includes mandatory prepayment provisions, including a requirement that 50% (reduced to 25% if our consolidated leverage ratio on the last day of the relevant fiscal year is not greater than 1.75 to 1.00) of any excess cash flows, as defined in the agreement and measured on an annual basis beginning December 31, 2005, be applied to repayment of the loan. The amount of such excess cash flows for the fiscal year ended December 31, 2005 required to be repaid was $21.0 million and such amount has been included within current portion of long-term debt on our consolidated balance sheet as of December 31, 2005. The term loan is secured by a first lien on certain of our real estate assets and trademarks and by a second lien on all of our other assets.
      Interest on the loan is calculated as the greater of the prime rate or the federal funds effective rate plus one-half of one percent plus 2.50% to 3.25% in the case of a base rate loan, or LIBOR plus 3.50% to 4.25% in the case of Eurodollar loans, based upon our corporate credit rating issued from time-to-time by Moody’s and Standard & Poor’s, which rate was LIBOR plus 3.75% as of the April 2006 amendment, provided that interest on the loan will be increased by 0.50% until the date that the aggregate principal amount of the loans outstanding is less than $225 million as a result of asset sales or voluntary prepayments from operating cash flow. Interest is payable quarterly on the last day of each March, June, September and December for base rate loans. For Eurodollar loans having an interest period of three months or less, the last day of such interest period, or for Eurodollar loans having an interest period of longer than three months, each day that is three months after the first day of such interest period. The agreement required us to enter into interest rate swap agreements such that at least 50% of the aggregate principal amount of the outstanding loan is subject to either a fixed interest rate or interest rate protection for a period of not less than three years. See below for a discussion of the interest rate swap agreement we entered into in October 2005.
      Under the agreement, as amended, our consolidated leverage ratio, calculated on a trailing 12-month basis, must be less than than:

•	4.25 to 1.00 for the fiscal quarter ended March 31, 2006;

•	5.25 to 1.00 for the next three fiscal quarters;

•	4.00 to 1.00 for the fiscal quarter ending March 31, 2007;

•	2.50 to 1.00 for the next three fiscal quarters; and

•	thereafter being reduced on a graduated basis to 1.50 to 1.00 at March 31, 2009.
      In addition, our consolidated fixed charge coverage ratio, calculated on a trailing 12-month basis, must be greater than:

•	1.10 to 1.00 for the fiscal quarter ended March 31, 2006;

•	0.95 to 1.00 for the fiscal quarter ending June 30, 2006;

•	0.90 to 1.00 for the fiscal quarter ending September 30, 2006;

•	0.95 to 1.00 for the fiscal quarter ending December 31, 2006;

•	0.975 to 1.00 for the fiscal quarter ending March 31, 2007; and

•	thereafter increasing to 1.50 to 1.00 for the quarters ending June 30, 2007 through June 30, 2011.
      In addition to the financial covenants, the agreement limits our capital expenditures (net of landlord contributions) to $36 million in 2006, $45 million in 2007, $60 million in 2008, and $70 million in 2009, 2010 and 2011. Finally, there are additional covenants that restrict us from entering into certain merger, consolidation and sale transactions outside the normal course of business; from making certain distributions or changes in our capital stock; from entering into certain guarantees; from incurring debt beyond what is specified within the agreement; and other customary covenants. In April 2006, in connection with the term loan amendment, we obtained waivers from the lenders for certain defaults and events of default under the term loan relating primarily to previously due financial and business reports and, in connection with name changes of two subsidiaries, the perfection of security interests in collateral and notice requirements. As a result of the term loan amendment, the interest rates were increased by 1.50% over what the prior agreement required, which rates will be reduced by 0.50% when the term loan balance is reduced below $225 million as a result of asset sales or voluntary prepayments from operating cash flow.

Interest Rate Swap Agreement
      In accordance with the requirements of our term loan, in October 2005, we entered into an interest rate swap agreement with a total notional value of $150 million, or 50% of the outstanding amount under our term loan as of that date. The interest rate swap agreement effectively converts 50% of the outstanding amount under our term loan, which is floating-rate debt to a fixed-rate by having us pay fixed-rate amounts in exchange for the receipt of the amount of the floating-rate interest payments. Under the terms of the interest rate swap agreement, a monthly net settlement is made for the difference between the fixed rate of 4.665% and the variable rate based upon the monthly LIBOR rate on the notional amount of the interest rate swap. The interest rate swap agreement terminates in conjunction with the termination of the term loan in June 2011.
      Upon entering into the interest rate swap agreement, we did not contemporaneously designate the interest rate swap as a cash flow hedge of 50% of our senior term loan. The fair value of the interest rate swap was determined to be $787,193 as of December 31, 2005 and was recorded in other assets on the consolidated balance sheet with the offset to other income in our statement of operations for the six months ended December 31, 2005. The fair value of the interest rate swap was estimated based upon the present value of the future cash flows of the interest rate swap.
      Subsequent to December 31, 2005, we reassessed our hedging strategy and in accordance with SFAS No. 133, we designated the interest rate swap as a cash flow hedge of 50% of our senior secured term loan. No portion of the interest rate swap was excluded from the assessment of the hedge’s effectiveness. Because all critical terms of the derivative hedging instrument and the hedged forecasted transaction were not identical, the interest rate swap does not qualify for the “shortcut method” as defined in SFAS No. 133. On a quarterly basis, we will assess and measure the effectiveness of the cash flow hedge using the changes in variable cash flows method. In performing our assessment, as of December 31, 2005, the changes in cash flows of the derivative hedging instrument were within 80 to 125 percent of the opposite change in the cash flows of the hedged forecasted transaction and therefore we concluded that the hedge was highly effective. Beginning in the first quarter of fiscal 2006, the effective portion of the cash flow hedge will be recorded within other comprehensive income (loss) and any ineffective portion will be recorded in our statement of operations.

Capital Requirements
      Our primary capital requirements for fiscal 2006 are to fund growth in working capital to support anticipated merchandise sales increases; capital expenditures to open new stores and refurbish existing stores; upgrade and maintain our distribution center and information technology systems; and to make interest and principal payments on our debt. We anticipate that our capital expenditures for 2006 will be approximately $40 million, of which approximately 70% relates to opening and remodeling of stores in accordance with our plans to realign our stores. Approximately $8 million of the capital expenditures related to opening new stores will be funded by our landlords, resulting in net capital expenditures of approximately $32 million.
      We do not anticipate significant cash requirements for U.S. federal income tax payments during 2006 or 2007 due to existing, unutilized net operating loss carryforwards we assumed when Spiegel transferred ownership of its subsidiaries, FSAC and SAC, to us. We do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, covenants in our financing facilities restrict our ability to pay dividends and may prohibit certain other payments.

Contractual Obligations

	Payments Due by Period

		Less Than			After
Contractual Obligations as of December 31, 2005	Total	1 Year	2-3 Years	4-5 Years	5 Years

	($ in thousands)
Long-term debt obligations(1)	$298,500	$24,000	$6,000	$6,000	$262,500
Interest on long-term debt(2)	$122,280	$25,548	$47,408	$41,179	$8,145
Operating lease obligations(3)	$376,857	$67,152	$108,529	$78,477	$122,699
Purchase obligations(4)	$156,462	$156,462	—	—	—
Other contractual obligations(5)	$23,084	$16,802	$6,282	—	—

Total	$977,183	$289,964	$168,219	$125,656	$393,344

(1)	Includes payments due under our term loan agreement including excess cash flows required to be repaid as of December 31, 2005, but excluding any mandatory prepayment provisions subsequent to December 31, 2005 discussed above under “— Sources of Liquidity — Senior Secured Term Loan.”

(2)	Represents interest due under our term loan agreement discussed above under “— Sources of Liquidity — Senior Secured Term Loan.” Interest due includes the impact of the interest rate swap agreement we entered into in October 2005. Interest payments include the assumption of 50% of the outstanding loan at a fixed rate of 7.415% and 50% of the outstanding loan using implied forward LIBOR rates based upon Eurodollar futures rates. See “— Sources of Liquidity — Interest Rate Swap Agreement” above.

(3)	Includes future minimum lease payments under non-cancelable operating leases for retail stores, administrative, call center and distribution facilities. Amounts do not include costs for maintenance, common areas or real estate taxes.

(4)	Includes open purchase orders with vendors for merchandise not yet received or recorded on our balance sheet.

(5)	Includes facility-related contracts, such as utility, maintenance, pest control and information technology contracts and other miscellaneous business agreements.
      In addition to the above contractual obligations, we had $2.0 million of letters of credit outstanding as of December 31, 2005, including $1.9 million of stand-by letters of credit and $0.1 million of merchandise vendor letters of credit. Merchandise vendor letters of credit represent a payment undertaking guaranteed by a bank on our behalf to pay the vendor a given amount of money upon presentation of specific documents demonstrating that merchandise has shipped. Stand-by letters of credit support worker’s compensation insurance and import customs bond programs. Vendor payables are recorded on our balance sheet at the time of merchandise title transfer, although letters of credit are generally issued prior to that point in time.

Other Contractual Obligations

Promissory Note
      In conjunction with its emergence from bankruptcy, ownership of FSAC and SAC was transferred to Eddie Bauer Holdings. FSAC and SAC are special-purpose entities created by Spiegel in prior years to accomplish securitizations of certain credit card receivable portfolios and were not parties to the Chapter 11 bankruptcy filing. As of the date of fresh start accounting, FSAC and SAC each owned a securitization interest (the “Securitization Interests,” the “SAC Securitization Interest,” or the “FSAC Securitization Interest,” as applicable) in subordinated amounts that might arise from post-emergence recoveries in certain pre-petition securitization transactions to which Spiegel and its subsidiaries were a party. In addition, in connection with its emergence from bankruptcy proceedings, Eddie Bauer Holdings issued a non-recourse promissory obligation to a liquidating trust (the “Promissory Note”) established for the benefit of the creditors of Spiegel (the “Creditor Trust”) pursuant to which Eddie Bauer Holdings is obligated to pay to the Creditor Trust 90% of any proceeds received by FSAC and SAC in respect of these Securitization Interests.

This Promissory Note is payable only from the proceeds (if any) received by Eddie Bauer Holdings in respect of the Securitization Interests.
      Pursuant to a settlement agreement with MBIA Insurance Corporation (a guarantor of payments of the Spiegel Credit Card Master Note Trust, the “Note Trust”), SAC assigned to the MBIA Settlement Trust (the “Settlement Trust”) any rights that SAC had in its seller’s interest, collateral or other interest in the Note Trust as of the effective date. Accordingly, SAC is entitled to receive any residual amount from the Settlement Trust only once the original note holders are paid and certain MBIA expenses and other claims are satisfied. Neither Eddie Bauer Holdings nor SAC control, manage or otherwise exert any influence over the operation, financial policies or performance of either the Note Trust or the Settlement Trust. In addition, neither Eddie Bauer Holdings nor SAC guarantee or are otherwise committed to assure any performance or financial result of the Note Trust or the Settlement Trust. FSAC is not a party to the Note Trust or Settlement Trust.
      As of the fresh start reporting date, we recognized current receivables of $19.9 million related to FSAC and non-current receivables of $130.6 million related to SAC. Additionally, we recognized current liabilities of $17.9 million related to FSAC and non-current liabilities of $117.6 million related to SAC as we are obligated to pay 90% of any proceeds received from the trusts to the Creditor’s Trust. During the fourth quarter, we received payment of the FSAC related receivables and made the corresponding payment to the Creditor Trust. The fair value of the SAC receivables as of the fresh start reporting date was estimated using the discounted present value of the estimated future cash flows. The corresponding liabilities related to the SAC receivables were recorded at an amount equal to 90% of the fair value of the receivables.

Insurance and Self-insurance
      We use a combination of insurance and self-insurance to cover a number of risks, including worker’s compensation, general liability, property and automobile liability and employee-related health care benefits, a portion of which is reimbursed by the employee. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. We believe that we have taken reasonable steps to ensure that we are adequately accrued for costs incurred related to these programs at December 31, 2005.

Pension and Other Post-retirement Benefit Obligations
      As established in the Plan of Reorganization, we assumed the Spiegel pension and other post-retirement plans as of the effective date of our emergence from bankruptcy. Prior to our emergence from bankruptcy, our employees participated in these plans and our combined financial statements reflected the expense (benefit) and liabilities associated with the portion of these plans related only to our employees. Accordingly, the liabilities associated with these plans, in addition to those liabilities related to our employees that were already reflected on our combined balance sheet, have been reflected in our consolidated balance sheet as of July 2, 2005, our fresh start reporting date. Our funding obligations and liabilities under the terms of the plans are determined using certain actuarial assumptions, including a discount rate and an expected long-term rate of return on plan assets. These assumptions are reviewed and updated annually at the end of each third quarter, which is the period in which we have elected to use as our annual measurement date.
      We assumed a discount rate of 5.50% for our pension obligation and other post-retirement obligations, as of the September 30, 2005 measurement date based upon an analysis of the Moody’s AA corporate bond rate.
      Our expected long-term rate of return on plan assets assumption for our pension plan was derived from a study conducted by our actuaries and investment managers. The study included a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected on the funds invested to provide for the pension plan benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Based upon the most recent study, we have assumed a long-term return of 8.5% related to our pension assets as of the September 30, 2005 measurement date.

      As of September 30, 2005, our most recent measurement date, our estimated unfunded pension obligation was approximately $9.8 million and our estimated unfunded obligation related to the assumed post-retirement benefit plans was $11.0 million. Our contributions to the post-retirement plans, including all employees covered by the plans, are estimated to total $0.9 million for fiscal 2006. We made no contributions to the pension plan during 2005 and do not expect to make any contributions in 2006.

Off-Balance Sheet Arrangements
      As of December 31, 2005, we had $2.0 million in outstanding letters of credit discussed above. As of January 1, 2005, we had guaranteed the outstanding debt of Spiegel, which had a maximum exposure of approximately $1.4 billion. In connection with the effective date of the Plan of Reorganization, this debt and the related guarantee were discharged.
Seasonality
      Historically, our operations have been seasonal, with a disproportionate amount of net merchandise sales occurring in the fourth fiscal quarter, reflecting increased demand during the year-end holiday selling season. During fiscal 2005, the fourth fiscal quarter accounted for approximately 36% of our revenues. As a result of this seasonality, any factors negatively affecting us during the fourth fiscal quarter of any year, including adverse weather or unfavorable economic conditions, could have a material adverse effect on our financial condition and results of operations for the entire year. The impact of seasonality on results of operations is more pronounced as a result of the level of fixed costs such as occupancy and overhead expenses that do not vary with sales. Our quarterly results of operations also may fluctuate based upon such factors as the timing of certain holiday seasons, the number and timing of new store openings, the amount of net merchandise sales contributed by new and existing stores, the timing and level of markdowns, store closings, refurbishments and relocations, competitive factors, weather and general economic conditions. Accordingly, results for the individual quarters are not necessarily indicative of the results to be expected for the entire fiscal year.
Critical Accounting Policies and Estimates
      The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses during the periods reported. We base our estimates on historical experience, where applicable and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.
      There are certain estimates that we believe require significant judgment in the preparation of our financial statements. We consider an accounting estimate to be critical if:

•	It requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•	Changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.
      We have discussed the development and selection of these critical accounting estimates with the Audit Committee of our board of directors and the Audit Committee has reviewed our disclosure related to them, as presented below.
      The following represents the nature of and rationale for our critical accounting estimates.

Revenue recognition

Nature of Critical Estimate
      Merchandise sales. We recognize revenues and the related costs of sales related to our store sales at the time of sale when the customer pays for the merchandise. For sales in our direct channels, including our catalog sales and sales through our Internet site, revenue and the related costs of sales are recognized when the product is estimated to be received by the customer.
      Sales returns. We are required to make estimates of future sales returns related to current period sales.
      Licensing revenues. We have licensing arrangements with various consumer product manufacturers and other retailers. In certain cases, our licensing revenues are based upon the net sales of the licensed products and therefore we are reliant on the licensee to provide us with their net sales. At times, the net sales information for the licensed products is not available to us prior to the issuance of our financial statements. In these cases, we are required to make an estimate of our licensing revenues.

Assumptions/Approach Used
      Merchandise sales. In order to properly state our revenues and related costs of sales related to sales in our direct channels, we defer revenue and costs of sales of goods estimated to be in transit to the customer based on our experience of delivery times of the carrier used.
      Sales returns. We base our estimates for future sales returns on historical returns experience, taking into consideration current trends.
      Licensing revenue. If net sales of the licensed product are not available, we estimate our licensing revenues based upon historical sales experience for the product and by obtaining estimated net sales data from the licensee.

Effect if Different Assumptions Used
      Merchandise sales. Our revenue, costs of sales and gross margin would vary if different assumptions were used as to the estimated goods in-transit to the customer. Our average daily sales from our direct channels for fiscal 2005, 2004, and 2003 were $0.7 million, $0.8 million and $0.8 million, respectively.
      Sales returns. Our revenue, costs of sales and gross margin would vary if different assumptions were used to estimate our sales returns. Our allowance for sales returns at the end of fiscal 2005 and 2004 were $14.6 million and $15.0 million, respectively.
      Licensing revenue. Our revenue related to our licensing agreements would vary if actual net sales for the licensed products turn out to be different than our estimates. Our licensing revenues for fiscal 2005, 2004 and 2003 were $15.3 million, $18.5 million and $17.9 million, respectively.

Inventory valuation

Nature of Critical Estimate
      Inventory valuation. We carry our inventories at the lower of cost or market. Cost is determined by the weighted average cost method and includes certain overhead and internal freight costs capitalized to inventory. Market is determined based upon the estimated net realizable value, which is generally the estimated selling price of the merchandise. We record reserves against our inventory balance for excess and slow moving inventory that are not expected to be sold at or above cost plus cost of disposal and a normal selling margin. Excess and slow moving inventories are typically disposed of through mark-downs, sales in our outlet stores, or through liquidations.

Assumptions/Approach Used
      Inventory valuation. We base our estimated inventory reserves on historical experience related to the sale and amount of mark-downs previously taken on similar categories of inventory, as well as taking into consideration the age of the inventory; inventory levels for the product, including additional outstanding purchase orders; and new, similar products expected to be sold.

Effect if Different Assumptions Used
      Inventory valuation. Our results of operations in future periods could be negatively impacted if we fail to properly estimate the amount of write down of our inventory values. Our inventory valuation reserves at the end of fiscal 2005 and 2004 were $5.5 million and $7.8 million, respectively.

Valuation of long-lived assets

Nature of Critical Estimate
      Fair values of property and equipment. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”), we review finite-lived long-lived assets, principally consisting of property and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. For assets we intend to hold and use, if the total expected future undiscounted cash flows from the asset group is less than the carrying amount of the asset group, a loss is recognized for the difference between the fair value and the carrying value of the asset group. For assets we plan to dispose of, a loss is recognized if the carrying amount of the assets in the disposal group is more than the fair value, net of the costs of disposal. The impairment test requires us to estimate the undiscounted cash flows and fair value of the asset group.
      Fair values of indefinite-lived intangible assets. We review indefinite-lived intangible assets, consisting of our trademarks and goodwill, based upon the requirements of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 requires us to test our goodwill and trademarks for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would indicate that the intangible asset may be impaired. We perform our annual impairment reviews for goodwill and trademarks during the fourth quarter of each fiscal year. The impairment tests require us to estimate the fair value of our trademarks and our overall business enterprise value.

Assumptions/ Approach Used
      Fair values of property and equipment. When analyzing finite-lived long-lived assets for potential impairment, significant assumptions are used in determining the undiscounted cash flows of the asset group, including the cash flows attributed to the group; future cash flows of the group, including estimates of future growth rates; and the period of time in which the assets will be held and used or disposed of. We primarily determine fair values of the asset group using discounted cash flow models. Similar assumptions are used to determine the fair value of the asset group as the assumptions used in the undiscounted cash flow model. In addition, to estimate fair value we are required to estimate the discount rate that incorporates the time value of money and risk inherent in future cash flows.
      Fair values of indefinite-lived intangible assets. We estimate the fair value of our trademarks primarily using a discounted cash flow model. We estimate the fair value of our overall business enterprise value using a discounted cash flow and market multiple approach model. Significant assumptions are used when determining the fair values of our trademarks and overall enterprise valuation, including future cash flows of our primary assets; our long-term growth rates; and our weighted average cost of capital. Estimates of future cash flows are based upon our experience, historical operations of the stores, catalogs and Internet sites, estimates of future profitability and economic conditions. Future estimates of profitability and economic conditions require estimating such factors as sales growth, employment rates and the overall economics of the retail industry for up to twenty years in the future, and are therefore subject to variability, are difficult to predict and in certain cases, beyond our control.

Effect if Different Assumptions Used
      Fair values of property and equipment and indefinite-lived intangible assets. The use of different estimates or assumptions within our undiscounted cash flow models could result in cash flows lower than the current carrying values of our asset groups, thereby requiring us to compare the carrying values of the asset groups to their fair value, which may have not been done using different assumptions. The use of different estimates or assumptions within our discounted cash flow models could result in lower fair values of our property and equipment; trademarks; or overall business enterprise value which may result in the need to record impairment charges, which may not have been done using different assumptions. Lastly, the use of a different method of determining fair value, other than using discounted cash flow models, could result in lower or higher fair values.

Deferred tax valuation allowances

Nature of Critical Estimate
      Upon our emergence from bankruptcy on June 21, 2005, Spiegel transferred ownership of its subsidiaries, FSAC and SAC, to us. Both FSAC and SAC have significant NOLs. We are required to estimate the amount of tax valuation allowances to record against these NOLs based upon our assessment of it being more likely than not that these NOLs will expire or go unused.

Assumptions/ Approach Used
      In determining the need for tax valuation allowances against our NOLs, we take into consideration current and past operating performance, projections of future operating results, length of the carryback and carryforward periods, and any limitations imposed by the Internal Revenue Service Code’s Section 382. We estimated our NOLs, which expire in 2016 through 2023, to be approximately $699 million ($271 million tax affected) as of July 2, 2005, our fresh start reporting date. As a result of certain IRS limitations, we concluded that it was more likely than not that a portion of our state NOLs would expire and go unused. Accordingly, in conjunction with our application of fresh start accounting effective July 2, 2005, a valuation allowance was established for approximately $524 million ($19.8 million tax affected) based upon the estimated state NOLs that would expire and go unused.
      During the fourth quarter of fiscal 2005, we revised our long range forecast which resulted in a decrease in estimated taxable income in future years and an increase in the amount of federal NOLs that will expire and go unused after considering the IRS limitations. These changes resulted in a net $15.3 million increase in the valuation allowance requirement during the six months ended December 31, 2005. Our tax valuation allowance as of December 31, 2005 totaled $35.1 million.

Effect if Different Assumptions Used
      Different assumptions as to our future profitability and taxable income or loss could result in different conclusions as to our need for and the level of our tax valuation allowances related to our NOLs. Additionally, our analysis requires assumptions about the timing and amount of limitations imposed by Section 382. In the future, our income tax provision or benefit and related effective tax rate could be materially impacted as these NOLs are realized or expire unused. In the future, adjustments to increase the valuation allowance related to the NOLs will increase our provision for income taxes. Future reversals of the valuation allowance will reduce goodwill up to $19.8 million.
Inflation
      The rate of inflation over the past several years has not had a significant impact on our sales or profitability.

Recent Accounting Pronouncements
      See Note 5 (aa) to our financial statements, which are included in this registration statement, for a discussion of recent accounting pronouncements.
Related Party Transactions
      See Notes 22 and 23 to our financial statements, which are included in this registration statement, for a discussion of related party transactions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
      Our primary exposures to market risk relate to interest rates and foreign exchange rates. We use certain derivative financial instruments, primarily interest rate swaps, to manage our interest rate risks. We do not use any derivatives to manage our foreign exchange risks. We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.
Interest Rates
      We are exposed to interest rate risk associated with our senior secured revolving credit facility and senior secured term loan, which we amended in April 2006. The senior secured revolving credit facility bears interest at variable rates based on LIBOR plus a spread. Our weighted average interest rate paid on our outstanding revolving credit facility for the period ended December 31, 2005 was 5.9%. As of December 31, 2005, our availability was approximately $97.5 million and no amounts had been drawn under the senior secured revolving credit facility.
      As of December 31, 2005, the outstanding amount of our senior secured term loan totaled $298.5 million. For periods prior to April 14, 2006, the effective date of the amendment to the senior secured term loan agreement, interest on the loan was calculated based on the prime rate plus 1.75% in the case of a base rate loan, or LIBOR plus 2.75% in the case of Eurodollar loans. For periods after April 14, 2006, the date of effectiveness of the amendment to the senior secured term loan agreement, interest is calculated as the greater of the prime rate or the federal funds effective rate plus one-half of one percent plus 2.50% to 3.25% in the case of a base rate loan, or LIBOR plus 3.50% to 4.25% in the case of Eurodollar loans, based upon our corporate credit rating issued from time to time by Moody’s and Standard & Poor’s, provided that interest on the term loan will be increased by 0.50% until the date that the aggregate principal amount of the loans outstanding is less than $225 million as a result of asset sales or voluntary prepayments from operating cash flow. See “Item 2. Management’s Discussion and Analysis of Financial Condition — Sources of Liquidity — Senior Secured Term Loan.” The agreement required us to enter into interest rate swap agreements such that at least 50% of the aggregate principal amount of the outstanding loan is subject to either a fixed interest rate or interest rate protection for a period of not less than three years. In October 2005, we entered into an interest rate swap agreement with a total notional value of $150 million, or 50% of the outstanding amount under our term loan as of that date. The interest rate swap agreement effectively converts 50% of the outstanding amount under our term loan, which is floating-rate debt, to a fixed-rate by having us pay fixed-rate amounts in exchange for the receipt of the amount of the floating-rate interest payments. Under the terms of the interest rate swap agreement, a monthly net settlement is made for the difference between the fixed rate of 4.665% and the variable rate based upon the monthly LIBOR rate on the notional amount of the interest rate swap. The fair value of the interest rate swap as of December 31, 2005 was $0.8 million. Assuming a 10% increase in interest rates, the fair value of the interest rate swap would be approximately $4.1 million at December 31, 2005. Assuming a 10% decrease in interest rates, the fair value of the interest rate swap would be approximately ($2.6) million at December 31, 2005. The interest rate swap agreement terminates in conjunction with the termination of the senior secured term loan in June 2011.
Foreign Exchange
      Our foreign currency risks relate primarily to stores that we operate in Canada and with our investments in Japan and Germany, for which we apply the equity method of accounting as we do not control these entities. Additionally, we have foreign currency risks associated with the purchase of merchandise from foreign entities, primarily in Hong Kong. We believe that the potential exposure from foreign currency risks is not material to our financial condition or results of operations.
MATERIAL WEAKNESS REMEDIATION PLAN
      As discussed in “Item 1. Business — Risk Factors — Risks Relating to our Business — The Company has determined it has material weaknesses in its internal control over financial reporting. Our disclosure controls and procedures and internal control over financial reporting may not be effective in future periods, as a result of existing or subsequently identified material weaknesses in internal control over financial reporting,” management has identified several material weaknesses in our internal control over financial statements. Our independent auditors, BDO Seidman LLP, have informed us that the control weaknesses detected constitute a material weakness. Management and our Board of Directors are committed to the remediation of material financial statement and disclosure control weaknesses as well as the continued improvement of the Company’s overall system of internal control over financial reporting. Management is in the process of developing remediation plans for each of the identified weaknesses. These efforts include the planned hiring of qualified key accounting and finance personnel, with appropriate experience in companies which face similar financial reporting requirements. We will need to hire and integrate additional personnel in our accounting and finance functions with technical expertise. Due to the high demands for these skill sets in the current job market, we may encounter difficulties in attracting and/or retaining qualified personnel. Management expects that it will take a period of time to remediate the financial reporting systems and processes sufficiently to conclude that our overall controls are working effectively.
      Subsequent to our original Form 10 filing in December 2005, which was withdrawn on January 25, 2006, management identified a number of accounting and clerical errors included in the financial statements. In addition, management identified a number of other errors, primarily related to the complex manual “fresh start” accounting calculations. Fresh start accounting was required following Eddie Bauer’s emergence from bankruptcy on June 21, 2005. These errors were corrected in the restated financial statements included in this registration statement. As discussed in the earlier risk factors section, management determined that the errors in the complex fresh-start and other technical accounting areas originally went undetected due to insufficient in-house technical expertise necessary to provide sufficiently rigorous review.
      Although the material weaknesses reported primarily related to the recording of numerous complex “fresh-start” accounting adjustments, which will no longer be applicable subsequent to July 2, 2005, it is expected that the Company will continue to face ongoing technical accounting and reporting challenges, especially related to preparation of its income tax provision and utilization of NOLs and valuation of its indefinite long-lived assets, such as goodwill and trademarks. The Company will strive to identify and implement additional best practice solutions to ensure efficient data collection, integration and adherence to controls. The Company has committed to provide status reports to our independent auditors and our Audit Committee of the Board of Directors on a regular basis throughout 2006.

ITEM 3.	PROPERTIES
      The following is an overview of key facilities in our business. We believe all of our facilities are suitable and adequate for our current and anticipated operations.
Corporate Headquarters
      We lease our corporate headquarters in Redmond, Washington pursuant to an agreement entered into with Microsoft Corporation in August 2004 to lease the property for a three-year period. Microsoft has informed us that we will not be able to renew our lease. We have executed a lease with Lincoln Square Office, LLC to lease approximately 230,000 square feet in Bellevue, Washington, for a term of 15 years. We anticipate occupying the space in the summer of 2007 and will incur substantial moving costs in 2007.
Retail Stores and Outlet Stores
      All of our retail and outlet stores are located in leased facilities. Our retail stores are generally located in regional malls, lifestyle centers and in metropolitan areas. We also have retail stores in smaller markets where we believe a concentration of our target customers exists. Our outlet stores are located predominantly in outlet centers, value strip centers and “destination” outlet areas. Our retail stores average approximately 7,000 gross square feet, while our outlet stores average approximately 7,700 gross square feet. In most cases, our retail store leases have ten-year terms that allow us the one time right to terminate the lease three years after the commencement of the lease if previously agreed upon sales thresholds are not achieved. Our outlet stores typically have five-year terms with options to renew. Our current leases expire at various dates, with more than 25% expiring between 2006 and 2008. Our store leases normally provide for base rent and the payment of a percentage of sales as additional rent when certain sales thresholds are reached. Under our store leases, we are typically responsible for maintenance and common area charges, real estate taxes and certain other expenses.
      Most of our lease arrangements provide for tenant allowances from developers, pursuant to which we are reimbursed by the developer or landlord for a portion of costs incurred in connection with building out or making alterations and improvements to the leased space.
      As of April 1, 2006, we had 232 retail stores located in 47 states and 33 retail stores located in Canada. We had more than ten retail stores located in each of the following states: Illinois (15), California (14), Texas (13) and Washington (11). As of April 1, 2006, we had 108 outlet stores located in 34 states, with 11 outlet stores in California. From April 1, 2006 through the end of fiscal 2006, we do not expect to close any retail or outlet stores and expect to open approximately 15 new retail stores and 12 new outlet stores in the U.S. and Canada. We intend, as a part of our normal-course operations, to continue to open new retail stores in advantageous locations and close underperforming retail stores upon natural expiration of store leases.
Back-End Operations

Distribution and Logistics
      Our wholly-owned subsidiary, Eddie Bauer Fulfillment Services, or EBFS (formerly Distribution Fulfillment Services, Inc., or DFS), supports our U.S. distribution, fulfillment and inbound/outbound transportation requirements. EBFS operates our two main facilities in Groveport, Ohio, and Vaughan, Ontario, Canada.
      Groveport Facility. EBFS owns our facility in Groveport, Ohio, which consists of approximately 2.2 million square feet. This facility handles logistics and distribution for our U.S. retail, U.S. outlet and direct operations, including direct-to-consumer ship and return services, purchasing of non-merchandise inventory and services, processing of non-merchandise supply accounts payable, and shipping and transportation coordination.
      Vaughan, Ontario Facility. Our facility in Vaughan, Ontario, consists of approximately 97,200 square feet and provides distribution services for our Canadian retail stores. The lease expires in April 2008.

Customer Call Center
      Our customer call center is located in Saint John, New Brunswick, Canada. The center supported approximately 3 million customer calls in fiscal 2005. The center has 396 seats in approximately 37,815 square feet, and its lease expires in May 2011.

Information Technology
      We own our approximately 50,000 square foot information technology facility, which is located in Westmont, Illinois. This facility houses all of our systems and network services, including those related to product development, merchandising, marketing, planning, store operations, sourcing, finance, accounting, call centers, Internet, inventory and order fulfillment.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Ownership of Existing Equity Securities
      On June 21, 2005, the effective date of the Plan of Reorganization, after giving effect to the issuance and distribution of all shares of our common stock as provided in the Plan of Reorganization, there were 30,000,000 shares of our common stock issued and outstanding. We have not issued any shares of our common stock since that date.
      As of March 1, 2006, based on our and our transfer agent’s records and Schedule 13D and 13G filings and not giving effect to any over-the-counter trading in our shares on the Pink Sheets service provided by Pink Sheets LLC that may have occurred without our knowledge subsequent to the effective date of the Plan of Reorganization, the persons or entities set forth in the table below under the heading “5% Stockholders” are known by us to beneficially own more than 5% of our common stock.
      On November 3, 2005, our board of directors approved stock option grants and restricted stock unit awards to our Chief Executive Officer, our executive officers and certain officers and employees of Eddie Bauer, Inc. Fabian Mansson, our Chief Executive Officer, received 100,000 stock options to purchase shares of our common stock, at an exercise price of $23.37 per share, and 200,000 restricted stock units. Our executive officers, excluding Mr. Mansson, and certain officers and employees of Eddie Bauer, Inc. were granted a total of 780,000 restricted stock units and 420,000 stock options to purchase shares of our common stock, at an exercise price of $23.37 per share. The stock options held by Mr. Mansson and our officers will vest in equal increments. On November 3, 2005, one-fourth of the stock options vested. One-fourth of the stock options will vest on November 3, 2006, one-fourth of the stock options will vest on November 3, 2007 and one-fourth of the stock options will vest on November 3, 2008. The restricted stock units will vest ratably over three years, with one-third of the restricted stock units vesting on July 1, 2006, one-third of the restricted stock units vesting on July 1, 2007, and one-third of the restricted stock units vesting on July 1, 2008. As of March 1, 2006, none of the stock options have been exercised.
      In addition, each of our non-employee directors received a grant of 4,280 restricted stock units and 17,000 stock options. Each stock option is exercisable at a price per share of $23.37. The restricted stock units vest on the same schedule as the restricted stock units issued to our officers. The stock options granted to our non-employee directors vest ratably over three years, with one-third of the stock options vesting on November 3, 2006, one-third of the stock options vesting on November 3, 2007 and one-third of the stock options vesting on November 3, 2008.
      The following table indicates information as of March 1, 2006 regarding the beneficial ownership of our common stock by:

•	Each holder of greater than 5% of our common stock;

•	Each of our non-employee directors;

•	Each of our executive officers; and

•	All of our current directors and executive officers as a group.

      Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. The rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options or warrants held by that person, which are immediately exercisable or exercisable within 60 days of the determination date, which in the current case is March 1, 2006. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.
      Unless otherwise noted, the address for each person listed on the table is c/o Eddie Bauer Holdings, Inc., PO Box 97000, Redmond, Washington 98073.

	Number of
	Shares		Percent
	Beneficially		Beneficially
Name	Owned(1)		Owned

Non-Employee Directors:
William T. End	—		—
John C. Brouillard	—		—
Howard Gross	—		—
Paul E. Kirincic	—		—
Kenneth M. Reiss	—		—
Laurie M. Shahon	—		—
Edward M. Straw	—		—
Stephen E. Watson	—		—
Executive Officers:
Fabian Mansson	25,000	(2)	*
Kathleen Boyer	9,187	(3)	*
David Taylor(5)	—		*
Shelley Milano	9,187	(6)	*
Ann Perinchief	14,360	(7)	*
All directors and executive officers (14 persons)	64,296		*
5% Stockholders:
FMR Corp.(8)	3,373,200		11.2%
Bank of America, N.A.(9)	2,065,936		6.9%
JP Morgan Chase Bank, N.A.(10)	1,857,839		6.2%

*	Less than 1%.

(1)	Includes shares currently owned, shares held by spouses or minor children, options and other securities currently exercisable or exercisable within 60 days after March 1, 2006 and all shares over which the individual has the right of control over voting or investment power.

(2)	Includes 25,000 shares of common stock issuable upon exercise of stock options at a price of $23.37 per share.

(3)	Includes 9,187 shares of common stock issuable upon exercise of stock options at a price of $23.37 per share.

(4)	Includes 6,562 shares of common stock issuable upon exercise of stock options at a price of $23.37 per share.

(5)	Mr. Taylor assumed the role of interim Chief Financial Officer in January 2006.

(6)	Includes 9,187 shares of common stock issuable upon exercise of stock options at a price of $23.37 per share.

(7)	Includes 2,155 shares of common stock, 9,187 shares of common stock issuable upon exercise of stock options at a price of $23.37 per share and 3,018 shares of common stock issuable upon exercise of stock options held by Mr. Don Perinchief, her spouse, at a price of $23.37 per share. Ms. Perinchief disclaims beneficial ownership of the common stock underlying the stock options held by Mr. Perinchief. Ms. Perinchief acquired the 2,155 shares of common stock in settlement of a life insurance claim as part of the reorganization.

(8)	The address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,371,500 shares or 11.238% of the outstanding common stock of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3rd and FMR Corp., through its control of Fidelity, and the Fidelity funds (the “Fidelity Funds”) each has sole power to dispose of the 3,371,500 shares owned by the Fidelity Funds. Members of the family of Edward C. Johnson 3rd, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Neither FMR Corp. nor Edward C. Johnson 3rd, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,700 shares or 0.006% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3rd and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 1,700 shares and sole power to vote or to direct the voting of 1,700 shares of Common Stock owned by the institutional account(s) as reported above.

(9)	The address of Bank of America, N.A. is Bank of America Corporate Center, Floor 25, Tryon Street, Charlotte, North Carolina 28255.

(10)	The address of JP Morgan Chase Bank, N.A. is 270 Park Avenue, Floor 35, New York, NY 10017-2070.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS
      The following table sets forth information concerning our directors and executive officers as of December 31, 2005.
Non-Employee Directors

Name	Age	Office and Position

William T. End	58	Chair of the Board of Directors
John C. Brouillard	57	Director, Audit Committee Member, Compensation Committee Member
Howard Gross	62	Director, Chair of Nominating and Corporate
Paul E. Kirincic	55	Governance Committee Director, Compensation Committee Member
Kenneth M. Reiss	63	Director, Chair of Audit Committee
Laurie M. Shahon	54	Director, Audit Committee Member, Nominating and Corporate Governance Committee Member
Edward M. Straw	66	Director, Nominating and Corporate Governance Committee Member
Stephen E. Watson	60	Director, Chair of Compensation Committee
Officers

Name	Age	Office and Position

Fabian Mansson	41	President, Chief Executive Officer and Director
Kathleen Boyer	57	Senior Vice President, Chief Merchandising Officer
Shelley Milano	49	Senior Vice President, General Counsel and Secretary
Ann Perinchief	52	Senior Vice President, Retail
David Taylor	51	Interim Chief Financial Officer and Treasurer
Timothy McLaughlin(1)	49	Senior Vice President, Chief Financial Officer

(1)	Mr. McLaughlin left the Company effective January 10, 2006. He was replaced as Chief Financial Officer on an interim basis by David Taylor. Mr. Taylor is a consultant employed by FTI Palladium Partners.
Non-Employee Directors
      William T. End was named Chair of the board of directors of Eddie Bauer Holdings, Inc. in June 2005. From May 2001 until his retirement in May 2003, Mr. End served as chair of Cornerstone Brands, Inc. From 1995 to May 2001, Mr. End served in various capacities with Cornerstone Brands, Inc., including as chair and chief executive officer. From 1990 to 1995, Mr. End served in various executive positions at Lands’ End, Inc., including president and chief executive officer. Formerly, Mr. End spent 15 years at L.L. Bean, Inc., where he served as executive vice president and chief marketing officer. Mr. End currently serves as a director of IDEXX Laboratories, Inc. Mr. End received a Bachelor of Science in Business Administration degree from Boston College in 1969 and an MBA from Harvard University in 1971.
      John C. Brouillard was named a director of Eddie Bauer Holdings, Inc. in June 2005. From February 1991 to June 2005, Mr. Brouillard served as chief administrative and financial officer of H.E. Butt Grocery Company. From 1977 to 1991, Mr. Brouillard held various positions at Hills Department Stores, Inc., including president of the company. Mr. Brouillard currently serves as a director of H.E. Butt Grocery Company and Advance Auto Parts, Inc. Mr. Brouillard received a Bachelor of Science degree in Mechanical Engineering from the University of Massachusetts in 1970 and an MBA from the University of Pennsylvania in 1974.

      Howard Gross was named a director of Eddie Bauer Holdings, Inc. in June 2005. From 1996 to 2004, Mr. Gross served as president and chief executive officer of HUB Distributing, Millers Outpost and Levi’s Outlet Stores of the American Retail Group, Inc. From 1994 to 1995, Mr. Gross served as the president and chief operating officer of Today’s Man, Inc. Formerly, Mr. Gross spent over 20 years at Limited Brands, Inc., where he held various positions, including president of Victoria’s Secrets Stores and president of the Limited Stores. Mr. Gross currently serves as a director of Glimcher Realty Trust. Mr. Gross received a Bachelor of Arts degree in Speech and Public Address from the University of Akron in 1965.
      Paul E. Kirincic was named a director of Eddie Bauer Holdings, Inc. in June 2005. Since February 2001, Mr. Kirincic has served as executive vice president, human resources, communications and corporate marketing of McKesson Corporation. From November 1998 to January 2001, Mr. Kirincic served as vice president, human resources, consumer healthcare division of Pfizer, Inc. Mr. Kirincic also served in various positions at the Whirlpool Corporation, including as vice president of human resources for Whirlpool Europe. Mr. Kirincic received a Bachelor of Arts degree in History and Communications from St. Norbert College in 1972 and an MSBA in General Management from Indiana University in 1979.
      Kenneth M. Reiss was named a director of Eddie Bauer Holdings in June 2005. From 1965 to June 2003, Mr. Reiss worked at Ernst & Young LLP, where he served as Managing Partner of the New York office, Assurance and Advisory Practice, as well as the national director of retail and consumer products for the assurance and advisory practice. Mr. Reiss is currently a director of Guitar Center, Inc. and The Wet Seal, Inc. Mr. Reiss received a Bachelor of Arts degree in Economics from Bates College in 1964 and an MBA from Rutgers School of Business in 1965.
      Laurie M. Shahon was named a director of Eddie Bauer Holdings in June 2005. Since 1994, Ms. Shahon has served as President of the Wilton Capital Group. From 1988 to 1993, Ms. Shahon served as managing director of ‘21’ International Holdings, Inc. From 1980 to 1988, Ms. Shahon served as head of the retailing and consumer products group at Salomon Brothers. Ms. Shahon is a director of The Bombay Company, Inc. and Kitty Hawk, Inc. Ms. Shahon received a Bachelor of Arts degree in English and Political Science from Wellesley College in 1974 and an MBA from Columbia Business School in 1976.
      Edward M. Straw was named a director of Eddie Bauer Holdings, Inc. in June 2005. From March 2000 to February 2005, Mr. Straw served as President of Global Operations of the Estée Lauder Companies. He formerly served as senior vice president of global supply chain and manufacturing at Compaq Computer Corporation and as president of Ryder Integrated Logistics, Inc. Mr. Straw served in various positions in the U.S. Navy for over 30 years, including as vice admiral, director and chief executive officer of the Defense Logistics Agency. Mr. Straw currently serves as a director of MeadWestvaco Corporation, where he is also a member of the audit committee. Mr. Straw received a Bachelor of Science degree in Engineering from the U.S. Naval Academy in 1961 and an MBA from the George Washington University in 1971.
      Stephen E. Watson was named a director of Eddie Bauer Holdings, Inc. in June 2005. From November 1997 to November 2002, Mr. Watson served as chief executive officer of Gander Mountain L.L.C. From 1973 to 1996, Mr. Watson served in various positions with the Dayton Hudson Corporation, including as chairman and chief executive officer of Dayton Hudson Department Stores Co. and as president of the Dayton Hudson Corporation. Mr. Watson serves as a director of Kohl’s Corporation, Smart & Final Inc. and Retek, Inc., where he is a member of the audit committee and the chair of the nominating committee. Mr. Watson received a Bachelor of Arts degree in American History from Williams College in 1967 and an MBA from Harvard University in 1973.
Officers
      Fabian Mansson was named President and Chief Executive Officer and a director of Eddie Bauer Holdings, Inc. in June 2005. Mr. Mansson has served as President and Chief Executive Officer of Eddie Bauer, Inc. since July 2002. Prior to joining Eddie Bauer, Mr. Mansson served as an independent consultant for Poughkeepsie, AB from October 2001 to July 2002. From May 2000 to September 2001, Mr. Mansson was a partner and executive vice president with Spray Ventures, a Swedish venture capital company. For nine years prior to April 2000, Mr. Mansson served in various roles at H&M (Hennes & Mauritz AB), a Swedish retail chain with stores internationally, including as chief executive officer from April 1998 to April 2000. Mr. Mansson received an MS degree in Economics and Business Administration from the Stockholm School of Economics in 1991.
      Kathleen Boyer was named Senior Vice President, Chief Merchandising Officer of Eddie Bauer Holdings, Inc. in June 2005. Ms. Boyer was named Senior Vice President, Chief Merchandising Officer of Eddie Bauer, Inc. in July 2004. From 2002 to 2004, Ms. Boyer served as executive vice president at J. Crew. From 2000 to 2001, Ms. Boyer was senior vice president at Banana Republic, a division of Gap, Inc., and served as vice president, men’s at Banana Republic from 1995 to 2000. Ms. Boyer holds an Associate of Arts degree from Elizabeth Seton College.
      Shelley Milano was named Senior Vice President, General Counsel and Secretary of Eddie Bauer Holdings, Inc. in June 2005. Ms. Milano was named Senior Vice President, General Counsel and Secretary of Eddie Bauer, Inc. in March 2005. Ms. Milano served as advisor to the chief executive officer of Starbucks Corporation from 2002 to 2004. From 1995 to 2002, Ms. Milano served as Starbucks’ executive vice president and general counsel for law and corporate affairs, also assuming responsibility over human resources and corporate social responsibility at Starbucks Corporation from 2000 to 2002. Prior to joining Starbucks Corporation, Ms. Milano served as vice president and general counsel of Honda of America Manufacturing Inc. from 1986 to 1995. Ms. Milano received a Bachelor of Arts in Accountancy from Adrian College in 1977 and a JD from Boalt Hall School of Law, University of California in 1982.
      Ann Perinchief was named Senior Vice President, Retail of Eddie Bauer Holdings, Inc. in June 2005. Ms. Perinchief became Senior Vice President, Retail of Eddie Bauer, Inc. in March 1999. From 1996 to 1999, Ms. Perinchief served as Vice President, Customer Satisfaction and Sales of Eddie Bauer. Ms. Perinchief received a Bachelor of Arts degree in Retail: Clothing and Textiles from Michigan State University in 1975.
      David Taylor was named interim Chief Financial Officer of Eddie Bauer Holdings, Inc. in January 2006 and interim Treasurer in February 2006. Mr. Taylor is a Senior Managing Director with FTI Palladium Partners, a firm specializing in providing interim management services. Prior to joining FTI Palladium Partners, from 2002 to 2005, Mr. Taylor served as Executive Vice President and Chief Financial Officer of Guilford Mills, Inc. and from 1999 to 2001, he served as Senior Vice President-Finance of Heafner Tire Group (now known as American Tire Distributors). Mr. Taylor holds a Bachelor of Arts in Business Administration and Accounting from Furman University.
Board of Directors
      Our board of directors is composed of nine directors, all of whom, other than Mr. Mansson, were nominated by the committee of unsecured creditors appointed in connection with Spiegel’s bankruptcy proceedings. The members of our board of directors are initially serving a two-year term, which commenced on June 21, 2005, the effective date of the Plan of Reorganization. Pursuant to our certificate of incorporation, the eight members of our initial board of directors appointed by the creditors’ committee cannot be removed from the board without “cause” during this two-year term. After the expiration of the two-year term, the number of directors will be fixed from time to time as determined by our board and directors will be elected at our annual meeting of stockholders.
      All of our directors, other than Mr. Mansson, are independent within the meaning of the rules of the Nasdaq National Market and collectively constitute a majority of our board of directors.

Board Committees
      Our bylaws provide that our board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee consisting of one or more directors. We have established an audit committee, a compensation committee and a nominating and corporate governance committee. Under our bylaws, any committee of the board will have and may exercise all of the powers and authority of the board in the management of the business and affairs of Eddie Bauer Holdings, Inc., to the extent permitted by the Delaware General Corporation Law. However, committees do not have the power to adopt, amend or repeal our bylaws, or approve or adopt or recommend to our stockholders any action or matter (other than the election or removal of directors) expressly required under the Delaware General Corporation Law to be submitted to stockholders for approval.
      Audit Committee. The audit committee, in accordance with its charter, is responsible for assisting the board’s oversight of (1) our accounting and financial reporting process, (2) the quality and integrity of our financial statements and related disclosure, (3) our compliance with legal and regulatory requirements, (4) the qualifications and independence of our independent auditor, (5) the performance of our internal audit function and independent auditors and (6) related-party transactions. Our audit committee consists of three members, each of whom qualifies as an independent director under the applicable requirements of the SEC, the Sarbanes-Oxley Act of 2002 and the Nasdaq National Market. The current members of our audit committee are Kenneth M. Reiss (Chair), Laurie M. Shahon and John C. Brouillard. Mr. Reiss meets the definition of “audit committee financial expert” under the applicable requirements of the SEC and the Nasdaq National Market.
      Compensation Committee. The compensation committee, in accordance with its charter, is responsible for all matters relating to compensation, including equity compensation, of our executive officers. The compensation committee also has the overall responsibility to (1) produce an annual report on executive compensation for inclusion in our annual proxy statement that complies with the rules and regulations of the SEC, (2) evaluate and recommend to our board of directors the compensation of our directors and (3) evaluate and recommend to our board of directors equity based and incentive compensation plans, policies and programs. Our compensation committee consists of three members who meet the applicable independence requirements of the SEC and the Nasdaq National Market. The current members of our compensation committee are Stephen E. Watson (Chair), Paul E. Kirincic and John C. Brouillard.
      Nominating and Corporate Governance Committee. The nominating and corporate governance committee, in accordance with its charter, (1) assists the board by actively identifying individuals qualified to become board members, (2) recommends to the board the director nominees for election at the next annual meeting of stockholders, (3) recommends to the board candidates to fill any vacancies on the board, (4) monitors significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies and (5) develops and recommends to the board and administers our corporate governance guidelines. Our nominating and corporate governance committee consists of three members, Howard Gross (Chair), Edward M. Straw and Laurie M. Shahon, all of whom meet the applicable independence requirements of the SEC and the Nasdaq National Market.
Compensation of Directors
      All members of our board of directors who are not employees receive an annual board retainer fee of $65,000, delivered in four equal quarterly installments, and an annual retainer fee of $7,500 for service as Chair of the audit committee and $5,000 for service as Chair of the compensation committee or nominating and corporate governance committee. The Chair of our board of directors receives an annual board retainer fee of $85,000, bringing his total retainer to $150,000. Non-employee directors also receive $1,500 for each meeting of the board and $1,250 for each meeting of a committee of the board attended and are reimbursed for their expenses for each meeting attended.
      On November 3, 2005, our board of directors, upon the recommendation of our compensation committee, granted each of our non-employee directors 4,280 restricted stock units and 17,000 stock options. Each stock option is exercisable at a price per share of $23.37. The restricted stock units vest ratably over three years with one-third of the stock options vesting on July 1, 2006, one-third of the stock options vesting on July 1, 2007 and one-third of the stock options vesting on July 1, 2008. The stock options granted to our non-employee directors vest ratably over three years, with one-third of the stock options vesting on November 3, 2006, one-third of the stock options vesting on November 3, 2007 and one-third of the stock options vesting on November 3, 2008. Directors may, at their election, defer any portion of or their entire cash retainer, meeting fees and any other fees under the Nonqualified Deferred Compensation Plan. When a director elects to defer a portion of his or her compensation such amount is allocated to an account that tracks the performance of our common stock. Each deferred amount is assigned a number of hypothetical shares of our common stock at the time of the deferral based on the fair market value of the common stock on that date. The value of the deferred amount fluctuates with the value of our common stock and may lose value. At the elected time pursuant to the Nonqualified Deferred Compensation Plan, the value of the deferred amount is paid to the director in cash.
Compensation Committee Interlocks and Insider Participation
      Stephen E. Watson, Paul E. Kirincic and John C. Brouillard served on our compensation committee during the last fiscal year. None of our directors, other than our President and Chief Executive Officer, Fabian Mansson, has at any time served as an officer or employee of Eddie Bauer Holdings or any of its subsidiaries. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

ITEM 6.	EXECUTIVE COMPENSATION
Summary Compensation
      The following table sets forth certain information for fiscal 2003, 2004 and 2005 with respect to compensation earned by or paid to our Chief Executive Officer and each of our four other most highly compensated officers in 2005 whose total annual salary and bonus exceeded $100,000. We refer to these five officers as our “named executive officers.” Information is calculated as of December 31, 2005, the last day of our 2005 fiscal year. The table reflects combined annual compensation earned by the named executive officers for services rendered to Eddie Bauer, Inc. up to June 21, 2005 and Eddie Bauer Holdings, Inc. after such date.
Annual Compensation

						Long-Term
						Compensation
						Awards

					Other Annual	Restricted
					Compensation	Stock ($)	Option	Other ($)
Name and Principal Position	Fiscal	Salary ($)	Bonus ($)(1)		($)(14)	(15)(16)	Shares	(17)(18)(19)

Fabian Mansson,	2005	972,308	926,900	(2)	20,544	4,674,000	100,000	2,304
President and	2004	952,308	2,633,000	(3)	20,815	—	—	2,304
Chief Executive Officer	2003	850,385	172,000	(4)	23,417	—	—	3,133
Kathleen Boyer,	2005	496,154	329,401	(5)	18,000	1,595,003	36,750	2,304
Senior Vice President,	2004	219,230	319,668	(6)	8,308	—	—	640
Chief Merchandising	2003	—	—		—	—	—	—
Officer(20)
Ann Perinchief,	2005	362,692	235,248	(7)	14,000	1,595,003	36,750	12,849
Senior Vice President,	2004	353,269	515,390	(8)	14,000	—	—	12,084
Retail	2003	296,999	40,837	(9)	14,000	—	—	21,099
David Makuen	2005	336,539	193,728	(10)	11,000	524,072	12,075	1,818
Vice President,	2004	—	—		—	—	—	—
Marketing(21)	2003	—	—		—	—	—	—
Richard Lauer	2005	258,478	270,041	(11)	18,000	524,072	12,075	12,166
Vice President,	2004	260,328	248,141	(12)	18,000	—	—	11,094
Fulfillment Operations	2003	250,016	34,377	(13)	18,000	—	—	17,516

(1)	Bonus amounts are reported in the year they were earned. The 2005 Annual Incentive Plan covers the period from January 2, 2005 to December 31, 2005. The Spiegel Group Key Employee Retention Plan and the discretionary bonus pool under the Spiegel Group Performance Incentive Plan served as an incentive to retain key employees during our reorganization. The Spiegel Group Key Employee Retention Plan terminated upon our exit from bankruptcy and the Spiegel Group Performance Incentive Plan was in effect from July 1, 2003 through June 30, 2004. The Eddie Bauer 2004 Bridge Incentive

Plan provided compensation to eligible associates based on sales and earnings performance between July 1, 2004 and December 31, 2004.

(2)	Mr. Mansson’s bonus in 2005 consisted of $651,700 related to the 2005 Annual Incentive Plan and $275,200 related to the Spiegel Group Key Employee Retention Plan.

(3)	Mr. Mansson’s bonus in 2004 consisted of $1,973,700 related to the Spiegel Group Performance Incentive Plan, $418,500 related to the Bridge Incentive Plan and $240,800 related to the Spiegel Group Key Employee Retention Plan.

(4)	Mr. Mansson’s bonus in 2003 consisted of $172,000 related to the Spiegel Group Key Employee Retention Plan.

(5)	Ms. Boyer’s bonus in 2005 consisted of $232,750 related to the 2005 Annual Incentive Plan and $96,651 related to a relocation bonus.

(6)	Ms. Boyer’s bonus in 2004 consisted of $166,250 related to the Bridge Incentive Plan, $100,000 related to a sign-on bonus and $53,418 related to a relocation bonus.

(7)	Ms. Perinchief’s bonus in 2005 consisted of $169,908 related to the 2005 Annual Incentive Plan and $65,340 related to the Spiegel Group Key Employee Retention Plan.

(8)	Ms. Perinchief’s bonus in 2004 consisted of $350,000 related to the Spiegel Group Performance Incentive Plan, $107,678 related to the Bridge Incentive Plan and $57,712 related to the Spiegel Group Key Employee Retention Plan.

(9)	Ms. Perinchief’s bonus in 2003 consisted of $40,837 related to the Spiegel Group Key Employee Retention Plan.

(10)	Mr. Makuen’s bonus in 2005 consisted of $89,274 related to the 2005 Annual Incentive Plan, $100,000 related to a sign-on bonus and $4,454 related to a relocation bonus.

(11)	Mr. Lauer’s bonus in 2005 consisted of $115,031 related to the 2005 Annual Incentive Plan, $55,004 related to the Spiegel Group Key Employee Retention Plan and $100,006 related to the Spiegel Group Transition Bonus Plan.

(12)	Mr. Lauer’s bonus in 2004 consisted of $200,013 related to the Spiegel Group Performance Incentive Plan and $48,128 related to the Spiegel Group Key Employee Retention Plan.

(13)	Mr. Lauer’s bonus in 2003 consisted of $34,377 related to the Spiegel Group Key Employee Retention Plan.

(14)	Other annual compensation figures consist of executive perquisite amounts paid pursuant to the Eddie Bauer Perquisite Allowance Program for uses including financial planning, estate planning and auto expenses. Allowances are divided evenly for the number of paychecks each year, are paid as a separate earnings type and are not tax favored.

(15)	The value of Restricted Stock Units was determined by multiplying the number of shares awarded by the fair market value of $23.37 on the date of grant, November 3, 2005.

(16)	As of December 31, 2005, Mr. Mansson held an aggregate of 200,000 Restricted Stock Units with a value of $3,000,000, Ms. Boyer and Ms. Perinchief each held an aggregate of 68,250 Restricted Stock Units with a value of $1,023,750 and Mr. Makuen and Mr. Lauer each held 22,425 Restricted Stock Units with a value of $336,375. The value of the Restricted Stock Units in this footnote is calculated based on the closing price of our common stock on December 30, 2005 which was $15.00 per share on the OTC bulletin board. The Restricted Stock Units vest in three equal parts on July 1, 2006 and each of the next two anniversaries thereof. Dividends, if and when paid, will accrue with respect to the Restricted Stock Units and will be subject to the same vesting schedule.

(17)	Other figures for 2005 consist of: (i) term life contributions made on behalf of Mr. Mansson in the amount of $2,304, on behalf of Ms. Boyer in the amount of $2,304, on behalf of Ms. Perinchief in the amount of $2,304, on behalf of Mr. Makuen in the amount of $1,818 and $1,593 on behalf of Mr. Lauer; and (ii) defined contribution payments on behalf of Ms. Perinchief in the amount of $10,545 and on behalf of Mr. Lauer in the amount of $10,573.

(18)	Other figures for 2004 consist of: (i) term life contributions made on behalf of Mr. Mansson in the amount of $2,304, on behalf of Ms. Boyer in the amount of $640, on behalf of Ms. Perinchief in the amount of $2,304 and $1,277 on behalf of Mr. Lauer; and (ii) defined contribution payments on behalf of Ms. Perinchief in the amount of $9,780 and on behalf of Mr. Lauer in the amount of $9,817.

(19)	Other figures for 2003 consist of: (i) term life contributions made on behalf of Mr. Mansson in the amount of $3,133, on behalf of Ms. Perinchief in the amount of $1,908 and on behalf of Mr. Lauer in the amount of $1,542; and (ii) defined contribution payments on behalf of Ms. Perinchief in the amount of $19,191 and on behalf of Mr. Lauer in the amount of $15,974.

(20)	Ms. Boyer’s employment commenced in July 2004.

(21)	Mr. Makuen’s employment commenced in January 2005.
Option Grants in the Last Fiscal Year
      The following table sets forth certain information regarding stock option grants to our named executive officers during the fiscal year ended December 31, 2005. The potential realizable value is calculated based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the option’s term. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. The actual value realized may be greater or less than the potential realizable values set forth in the table. Potential realizable values are computed by:

•	multiplying the number of shares of common stock subject to a given option by the exercise price (determined to by the board of directors to be the fair market value as of the date of grant);

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the aggregate option exercise price.
      We granted to our employees (excluding grants to non-employee directors) options to purchase an aggregate of 520,000 shares of our common stock in fiscal 2005. These options, including the options set forth in the following table, typically vest in equal annual installments over a three-year period, with the initial 25% vesting on the date of grant, and expire ten years after the date of grant. The options set forth in the following table were granted under our 2005 Stock Incentive Plan described below.

					Potential Realizable Value
	Number of	% of Total			at Assumed Annual Rates of
	Securities	Options			Stock Price Appreciation for
	Underlying	Granted to			the Option Term
	Options	Employees in	Exercise Price	Expiration
Name	Granted	Fiscal 2005(1)	Per Share	Date	5%	10%

Fabian Mansson	100,000	19.23%	$23.37	11/3/2015	$1,469,727	$3,724,576
Kathleen Boyer	36,750	7.07%	$23.37	11/3/2015	$540,125	$1,368,782
Ann Perinchief	36,750	7.07%	$23.37	11/3/2015	$540,125	$1,368,782
David Makuen	12,075	2.32%	$23.37	11/3/2015	$177,470	$449,743
Richard Lauer	12,075	2.32%	$23.37	11/3/2015	$177,470	$449,743

(1)	Calculation excludes 136,000 options granted to our non-employee directors during fiscal 2005.
Option Exercise and Fiscal Year-End Values
      The following table sets forth information concerning exercisable and unexercisable stock options held by our named executive officers as of December 31, 2005. No options were exercised by any of our named executive officers during the fiscal year ended December 31, 2005.

	Number of Securities
	Underlying Unexercised		Value of Unexercised
	Options at		In-the-Money Options
	December 31, 2005		at December 31, 2005

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Fabian Mansson	25,000	75,000	—	—
Kathleen Boyer	9,187	27,563	—	—
Ann Perinchief	9,187	27,563	—	—
David Makuen	3,018	9,057	—	—
Richard Lauer	3,018	9,057	—	—
Compensation Plans

2005 Stock Incentive Plan
      In August 2005, our board of directors adopted the Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”), as amended on November 3, 2005 and December 8, 2005. The Stock Incentive Plan became effective on August 3, 2005, and will remain effective for ten years if not sooner terminated by our board of directors. However, no incentive stock option may be exercised unless and until the Stock Incentive Plan has been approved by our stockholders within one year, and on or after December 9, 2005, no new awards (except for inducement awards) may be granted or exercised until the Stock Incentive Plan has been approved by our stockholders. If our stockholders do not approve the Stock Incentive Plan by August 3, 2006, any awards contingent on stockholder approval, with the exception of awards made prior to December 9, 2005, and inducement awards made on or after December 9, 2005, will be rescinded and no new awards will be made under the Stock Incentive Plan.
      Purpose. The purpose of the Stock Incentive Plan is to enable us and our affiliates to retain employees, consultants and directors who will contribute to our long range success and to provide incentives directly linked to increases in share value, which will inure to the benefit of all of our stockholders.
      Stock Awards. The Stock Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted awards, performance awards and stock appreciation rights, which may be granted to our directors, employees and consultants of our company or our affiliates.
      Share Reserve. The aggregate number of shares of common stock initially authorized for issuance under the Stock Incentive Plan is 2,100,000 shares. However, (i) shares covered by an award that expires or otherwise terminates without having been exercised in full and (ii) shares that are forfeited to, or repurchased by, us pursuant to a forfeiture or repurchase provision under the Stock Incentive Plan may return to the Stock Incentive Plan and be available for issuance in connection with a future award.
      Administration. Our board of directors (or such committee as may be appointed by our board of directors from time to time) administers the Stock Incentive Plan. Among other responsibilities, the board selects participants from among the eligible individuals, determines the number of ordinary shares that will be subject to each award and determines the terms and conditions of each award, including methods of payment, vesting schedules and limitations and restrictions on awards. Our board of directors may amend, suspend, or terminate the Stock Incentive Plan at any time. Amendments will not be effective without stockholder approval if stockholder approval is required by applicable law or stock exchange requirements.

      Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. Employees, directors and consultants may be granted nonstatutory stock options, but only employees may be granted incentive stock options. The plan administrator determines the exercise price of a stock option, provided that the exercise price of a stock option generally cannot be less than 100% (and in the case of an incentive stock option granted to a 10% stockholder, 110%) of the fair market value of our common stock on the date of grant, except when assuming or substituting options in limited situations such as an acquisition. However, nonstatutory stock options that satisfy the conditions applicable to nonqualified deferred compensation under Section 409A of the Code may be granted with an exercise price of not less than 35%, or in the case of awards granted in California, 85%, of the fair market value of our common stock on the date of grant. Unless specified otherwise by the plan administrator, options granted under the Stock Incentive Plan vest ratably over a five-year period and have a term of ten years (five years in the case of an incentive stock option granted to a 10% stockholder). As of April 1, 2006, our outstanding options feature a three year vest period.
      Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash or check, (ii) a broker-assisted cashless exercise, (iii) the tender of common stock previously owned by the optionee and (iv) other legal consideration approved by the plan administrator.
      Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.
      Restricted Awards. Restricted awards are awards of either actual shares of common stock, or of hypothetical share units having a value equal to the fair market value of an identical number of shares of common stock, and which may provide that such restricted awards may not be sold, transferred, or otherwise disposed of for such period as the plan administrator determines. The purchase price and vesting schedule, if applicable, of restricted awards are determined by the plan administrator.
      Performance Awards. Performance awards entitle the recipient to acquire cash, actual shares of common stock, or hypothetical share units having a value equal to the fair market value of an identical number of shares of common stock upon the attainment of specified performance goals. Performance awards may be granted independent of or in connection with the granting of any other award under the Stock Incentive Plan. Performance goals will be established by the plan administrator based on one or more business criteria that apply to the plan participant, a business unit, or our company and our affiliates. Performance goals will be objective and meet the requirements of Section 162(m) of the Code. No payout will be made on a performance award granted to a named executive officer unless all applicable performance goals and service requirements are achieved. Performance awards may not be sold, assigned, transferred, pledged or otherwise encumbered and terminate upon the termination of the participant’s service to us or our affiliates.
      Stock Appreciation Rights. Stock appreciation rights may be granted independent of or in tandem with the granting of any option under the Stock Incentive Plan. Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The exercise price of a stock appreciation right granted independent of an option is determined by the plan administrator, but may be no less than 100% of the fair market value of our common stock on the date of grant. The exercise price of a stock appreciation right granted in tandem with an option is the same as the exercise price of the related option. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (i) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (ii) the number of shares of common stock with respect to which the stock appreciation right is exercised. Payment will be made in cash, delivery of stock, or a combination of cash and stock as deemed appropriate by the plan administrator.
      Non-qualified deferred compensation awards. In the event any award under the Stock Incentive Plan is granted with an exercise price less than 100% of the fair market value of our common stock on the date of grant, it will be deemed a non-qualified deferred compensation award under Section 409A of the Code. Generally, a non-qualified deferred compensation award may not be exercised or distributed prior to (i) a specified time or fixed schedule set forth in the award agreement, (ii) the participant’s separation from service, (iii) the death or disability of the participant, (iv) an unforeseeable emergency, or (v) a change-in-control event. A non-qualified deferred compensation award may be exercisable no later than the later of (a) two and one-half months following the end of our taxable year in which the award first becomes exercisable or distributable or (b) two and one-half months following the end of the award recipient’s taxable year in which the award first becomes exercisable or distributable.
      Inducement awards. Inducement awards in the form of incentive and nonstatutory stock options, restricted awards, performance awards, stock appreciation rights or non-qualified deferred compensation awards under Section 409A of the Code may be granted under the Stock Incentive Plan to persons hired by Eddie Bauer Holdings or any of our affiliates, or to persons rehired following a period of interruption of employment. Inducement awards include grants to new employees in connection with a merger or acquisition.
      Adjustments in capitalization. In the event that there is a specified type of change in our common stock without the receipt of consideration by us, such as pursuant to a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction, appropriate adjustments will be made to the various limits under, and the share terms of, the Stock Incentive Plan including (i) the number and class of shares reserved under the Stock Incentive Plan, (ii) the maximum number of stock options and stock appreciation rights that can be granted to any one person in a calendar year and (iii) the number and class of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
      Corporate Transactions. In the event of significant corporate transaction, such as a dissolution or liquidation of Eddie Bauer Holdings, or any corporate separation or division, including, but not limited to, a split-up, a split-off or a spin-off, or a sale of substantially all of the assets of Eddie Bauer Holdings or a merger, consolidation, or reverse merger in which we are not the surviving entity, then all outstanding stock awards under the Stock Incentive Plan may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company), or may be cancelled either with or without consideration for the vested portion of the awards. In the event an award would be cancelled without consideration paid to the extent vested, the award recipient may exercise the award in full or in part for a period of 10 days.

Annual Incentive Plan
      Our short-term incentive plan provides for compensation for eligible associates related to their contribution to our success and their individual performance for fiscal 2005. The performance measures of the plan consist of two weighted components: our overall financial performance (for all divisions except International and Licensing) based on net sales and earnings before interest and taxes (EBIT), and the associate’s individual performance. For the International and Licensing divisions, the performance measures consist of two weighted components: our overall financial performance, based on divisional royalties and EBIT, and the associate’s individual performance. In order to be eligible for the 2005 annual incentive plan, associates must be hired or promoted to an eligible position on or before October 3, 2005. If the associate was hired or promoted to an eligible position on or before January 2, 2005, he or she will be eligible to receive a full payout for the incentive plan period. Associates hired or promoted after January 2, 2005 and on or before October 3, 2005 will be eligible to receive a pro rated payout under the plan based upon their actual time in the position. Senior Vice Presidents of Eddie Bauer Holdings are eligible to receive an incentive payment of up to 70% of their base salary under the terms of the plan. Our Chief Executive Officer is eligible to receive an incentive payment of up to 100% of his base salary. Under the terms of the annual incentive plan, associates who retire or voluntarily separate from the company prior to the payout date are not entitled to receive an incentive plan payment. Associates whose employment with us is terminated for reasons other than resignation, retirement or misconduct after December 31, 2005 but prior to the payout date may be eligible to receive, at the sole discretion of the company, the financial performance portion of the incentive payment, to be paid at the time such payments are made to other eligible associates. The annual incentive plan may be modified or terminated at any time at the sole discretion of the company. We have adopted an annual incentive plan for 2006 with similar provisions.

Eddie Bauer 2004 Bridge Incentive Plan
      The Bridge Incentive Plan provided for compensation for eligible associates related to their contribution to our success for the period of July 1, 2004 through December 31, 2004. The performance measures consisted of two weighted components, overall company EBIT and divisional net sales (for all divisions except International, Licensing and support divisions). For the International and Licensing divisions, their measures consisted of overall company EBIT and divisional royalties. Support divisions were tied to overall company EBIT and overall company net sales achievement. The measures were weighted 70% on EBIT and 30% on net sales (30% on royalties for the International and Licensing divisions). The components were independent; therefore if EBIT missed the minimum target for payout but net sales met the minimum target for payout, the net sales portion of the plan would payout.

Spiegel Group Performance Incentive Plan 2003-2004
      The Performance Incentive Plan provided for compensation for eligible associates related to their contribution to our success for the period of July 1, 2003 through June 30, 2004. The performance measures consisted of two weighted components, overall Eddie Bauer EBIT and Spiegel, Inc. EBIT. The measures were weighted two-thirds (2/3) on Eddie Bauer EBIT and one-third (1/3) on Spiegel, Inc. EBIT. Additionally, to reward employees for early emergence from bankruptcy, the payout opportunity was increased by month if the company emerged from bankruptcy prior to June 2004. The payout was capped at 150%. The accelerated portion of the incentive was not achieved. Finally a discretionary pool was put in place for key employees and was distributed at the sole discretion of the Chief Restructuring Officer of Spiegel, Inc.

Spiegel Group Key Employee Retention Plan
      The Key Employee Retention Plan (KERP) provided for compensation for those deemed key contributors of Spiegel, Inc. A retention bonus was provided for the key contributors to remain engaged during the bankruptcy and restructuring process. The bonus was based on a percentage of salary at the inception of the plan and was paid in three installments at key milestones; 25% was paid six months after bankruptcy filing (September 26, 2003), 35% was paid one year after filing (March 26, 2004) and 40% was paid within sixty days after emergence from bankruptcy (July 8, 2005).

Severance Plan
      Our severance plan (formerly the Spiegel severance plan) covers all of our U.S.-based full and part-time regular associates. Associates covered by our severance plan are eligible to receive severance benefits under the plan if they are terminated as a result of an “Involuntary Termination” (as defined in the severance plan). An employee covered under the severance plan will be eligible to receive severance pay based on his or her years of continuous service with Eddie Bauer, base compensation rate and position level. Severance pay will be pro rated based on the average hours worked over the preceding six months and pro rated based on full and partial years of service. Severance pay will be paid either as a single lump-sum payment or in installments, in the company’s sole discretion. The severance plan may be modified or terminated at any time at the sole discretion of the company.

Change-in-Control Arrangements
      Our officers, and those of our affiliates, at or above the level of Vice President are eligible to participate in the Eddie Bauer Holdings, Inc. Senior Officer Change in Control Compensation Benefits Plan (the “Change in Control Plan”), which was established in November 2005 by our board of directors. The Change in Control Plan provides that, in the event a participant is terminated (i) involuntarily for any reason other than cause, death, disability or retirement or (ii) by the participant for good reason, in either case within six months prior to a change in control of our company (as defined in the Change in Control Plan), or prior to the second anniversary of a change in control (a “Change in Control Termination”), then the participant will be entitled to severance benefits consisting of:

•	if the date of termination occurs subsequent to a fiscal year of our company in which the change in control occurs, a pro rated portion of the greatest of (a) the participant’s annual bonus target for the fiscal year in which the termination occurs, (b) the average of the bonus amounts paid to the participant during our three full fiscal years preceding the date of termination and (c) the participant’s annual bonus for our fiscal year in which the date of termination occurs, determined based on the performance to date at the time of termination,

•	an amount equal to the product of the benefit multiplier (which is 3x for our CEO, 2x for our Senior Vice Presidents, and 1x for our Vice Presidents or those of our affiliates) times the sum of (a) the participant’s annual base salary and (b) the greater of (x) the participant’s annual bonus target for the fiscal year in which the termination occurs, and (y) the average of the annual bonus amounts paid to the participant during the three full fiscal years preceding the date of termination,

•	continuation of medical benefits, life insurance and long-term disability insurance benefits for the participant and/or the participant’s family, at least equal to those the participant was receiving prior to the change in control, for a period of up to the number of years equal to the applicable benefit multiplier,

•	outplacement services for a period of up to the number of years equal to the applicable benefit multiplier.
      In addition, in the event of either a change in control of our company, or upon a Change in Control Termination of a participant, the participant will be entitled to:

•	immediate vesting of all outstanding options, stock appreciation rights, restricted stock and restricted stock units granted under any of our compensation plans or arrangements,

•	an amount equal to the greatest of (a) the participant’s target amounts under each long-term incentive award outstanding at the time of the change in control or the Change in Control Termination, (b) the average long-term incentive award payout to the participant during our three full fiscal years preceding the change in control or the Change in Control Termination and (c) the participant’s projected long-term incentive award payouts for our fiscal year in which the change of control or the Change in Control Termination occurs, determined based on the performance to date at the time of the change in control or the Change in Control Termination.
      In the event that the severance and other benefits provided for in the Change in Control Plan (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) would be subject to the excise tax imposed by Section 4999 of the Code, the participant will receive a “gross-up” payment to offset any excise tax, and any other penalties, interest, or taxes arising from the payment of the excise tax. However, in the case of a participant who is a Vice President of our company or an affiliate, if the value of the parachute payments does not exceed 110% of the value of parachute payments the participant could receive without incurring the excise tax, no gross-up payment will be paid to the participant, and the participant’s severance benefits will be reduced to such lesser extent that would result in no portion of such benefits being subject to the excise tax.
      Our board of directors may amend or terminate the Change in Control Plan at any time; however, no modification or termination adversely affecting any participant will be effective unless such participant provides written consent or is given one year advance notice.
Employment Agreements
      Fabian Mansson. Mr. Mansson has entered into an amended and restated employment agreement with Eddie Bauer Holdings and Eddie Bauer, Inc. pursuant to which he agreed to serve as President and Chief Executive Officer of each of Eddie Bauer Holdings and Eddie Bauer, Inc. for a period beginning on December 14, 2005. The agreement has a term of three years, unless sooner terminated as set forth below.

      The agreement provides for an annual base salary of $980,000, to be reviewed on an annual basis, and a longevity bonus of $250,000. Under the terms of the agreement, Mr. Mansson is eligible for participation in all long-term incentive plans, annual incentive plans or bonus plans as we may adopt. His target bonus under our annual incentive and bonus plans is 100% of his annual base salary, subject to a minimum of 50% of his base salary if any payments are made with respect to a bonus plan year, and a maximum of 175% of base salary.
      The agreement provides Mr. Mansson with an annual perquisite allowance of $20,000, as well as a personal allowance of $10,000 for expenses incurred in connection with tax and financial planning and related legal advice. Mr. Mansson is entitled to reimbursement of relocation expenses and closing costs in connection with the purchase of a permanent residence in the United States, as well as expenses related to the installation of a home security system.
      If Mr. Mansson is terminated by us without cause, or if he resigns for good reason, more than six months prior to the occurrence of a “change in control” (as defined in the agreement), Mr. Mansson will be entitled to receive severance benefits (the “Severance Benefits”) consisting of: (a) continuation of his annual base salary, life insurance and health benefits for a period of two years, (b) receipt of the greater of (x) his annual bonus target for the bonus year in which the termination occurs, and (y) his annual bonus for the preceding bonus plan year, on each of the three generally applicable bonus payment dates following the termination, except that the final such payment shall be prorated, (c) full accelerated vesting of any equity or long-term incentive awards, (d) outplacement services, in an amount up to $35,000, (e) reimbursement of expenses related to his relocation to Sweden, the sale of his then current principal residence in the United States, and the purchase of a new residence in Sweden, (f) two additional years of service credit under any defined benefit retirement plan, (g) two times the amount of our maximum annual contribution or matching contribution to any defined contribution plan and (h) full vesting of all his accounts under any deferred income plan.
      In the event Mr. Mansson is terminated by us without cause, or if he resigns for good reason, within six months prior to, or within two years after, a “change in control,” he will receive the Severance Benefits as described above, except that the benefit multiplier will be three years, instead of two years, for items (a), (f) and (g), and four years, instead of three years, for item (b), and the limit on outplacement services expense shall be increased to $50,000.
      In the event Mr. Mansson is terminated due to disability, he will receive benefits consisting of: continuation of his 100% of his annual base salary for the first 12 months following termination, and 50% of his annual base salary for the following 12 month period, continuation of life insurance and health benefits a period of two years, a prorated portion with respect to the first payment of item (b) of the Severance Benefits described above, as well as items (c) and (e).
      In the event of Mr. Mansson’s death during the term of the agreement, his estate or beneficiaries will receive a prorated portion with respect to the first payment of item (b) of the Severance Benefits, as well as items (c) and (e).
      In the event Mr. Mansson is terminated due to non-renewal of the agreement, he will receive continuation of his annual base salary, life insurance and health benefits for a period of one year, a prorated portion with respect to the first payment of item (b) of the Severance Benefits, as well as items (c), (d), (e), (f), (g) and (h), except that with respect to items (f) and (g), the benefit multiplier will be one year instead of two years.
      In the event that the severance and other benefits provided for in the agreement (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) would be subject to the excise tax imposed by Section 4999 of the Code, Mr. Mansson will receive a “gross-up” payment to offset any excise tax and any other penalties, interest, or taxes arising from the payment of the excise tax.
      Kathleen Boyer. Ms. Boyer entered into an employment letter agreement with Eddie Bauer in July 2004 pursuant to which she agreed to serve as Senior Vice President, Chief Merchandising Officer. The letter agreement provided for an annual base salary of $500,000, to be reviewed on an annual basis, and Ms. Boyer received a signing bonus of $100,000. Ms. Boyer also receives an executive perquisite allowance of $18,000 per year for automobile expenses and/or financial, tax and estate planning. As a participant in the Eddie Bauer annual incentive plan, Ms. Boyer is eligible to receive a bonus targeted at 70% of her annual base salary if Eddie Bauer reaches target performance goals. For calendar year 2004, Ms. Boyer received a guaranteed minimum bonus of 70% under the annual incentive plan, pro rated for the period in 2004 after which she commenced her employment with Eddie Bauer. Ms. Boyer received a one-time relocation payment in connection with her relocation to the Seattle, Washington area. As a participant in the Eddie Bauer annual incentive plan, Ms. Boyer is eligible to receive a bonus targeted at 70% of her annual base salary if Eddie Bauer reaches target performance goals in fiscal 2005.
      If Ms. Boyer is terminated at any time for reasons other than “misconduct” (as defined in the letter agreement), incapacity or death, or if Ms. Boyer terminates her employment for “good reason” (as defined in the letter agreement), she will be entitled to receive accrued but unpaid amounts, including but not limited to any unpaid base salary, accrued but unutilized vacation, any unpaid annual bonus pursuant to the annual incentive plan for any completed fiscal year, a pro rata bonus, if any, pursuant to the annual incentive plan for the year of termination, plus an amount equal to one year of severance based on her highest annual base salary within the prior two years and an amount equal to the average of the annual bonuses, if any, paid to her pursuant to the annual incentive plan for the two years prior to such termination (or an amount equal to the annual bonus received in the prior year if she has been employed by us for less than two years). She will also receive a relocation payment in the amount of $10,000.
      Shelley Milano. Ms. Milano entered into an employment letter agreement with Eddie Bauer in March 2005 pursuant to which she agreed to serve as Senior Vice President, General Counsel. Ms. Milano receives an annual base salary of $400,000, subject to review on an annual basis, and the letter agreement provided for a signing bonus of $50,000. Ms. Milano receives an executive perquisite allowance of $14,000 per year for automobile expenses and/or financial, tax and estate planning. As a participant in the Eddie Bauer annual incentive plan, Ms. Milano is eligible to receive a bonus targeted at 70% of her annual base salary if Eddie Bauer reaches target performance goals.
      If Ms. Milano is terminated for reasons other than “misconduct” (as defined in the letter agreement), she will receive twelve months of severance based on her highest base salary in the past year. Eddie Bauer will also provide six months of medical insurance under COBRA at an associate rate. Ms. Milano will not be entitled to severance benefits if she voluntarily terminates her employment with us, or if her employment is terminated for misconduct.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Prior Transactions with Spiegel Affiliates
      Prior to our emergence as a stand-alone company, we had numerous arrangements with entities affiliated with Spiegel, including:

•	our sourcing agent and vendor payment arrangements,

•	our joint ventures in Germany and Japan,

•	paying FCNB a fee for purchases of our products by customers who used FCNB’s credit card,

•	paying Spiegel management fees,

•	allocating operating expenses of DFS, Saint John and the IT Group before these entities became part of the Successor Entity,

•	centralized legal, accounting and cash management services, including the settlement of income tax payments,

•	receiving and making cash advances as necessary to meet working capital requirements and

•	the transfer of fixed assets to and from the Spiegel group.
      For more information on these arrangements, see Notes 22 and 23 to our annual financial statements, which are included in this registration statement.

Ongoing Transactions with Former Spiegel Affiliates
      As of the effective date of the Plan of Reorganization, none of these arrangements remained in effect, except:

•	the two joint ventures and

•	the sourcing agent and vendor payment arrangements.
      On June 29, 2005, we entered into new sourcing and vendor payment arrangements. See “Item 1. Business — Our Product Sourcing” for more information on these arrangements.
      Each of our partners in the joint ventures, our sourcing agents and the counterparty to our Vendor Payment Services Agreement is an affiliate of Otto KG, a company controlled by Dr. Michael Otto, the former chair of the board of directors of Spiegel. None of these entities is currently an affiliate of Spiegel. We do not have any other relationships with Spiegel or any of its current or former affiliates.
Indemnification Agreements
      We have entered into indemnification agreements with our directors and executive officers, and certain officers and employees of Eddie Bauer, Inc. We believe that these indemnification agreements are necessary to attract and retain qualified persons as our directors and executive officers and as officers and employees of Eddie Bauer, Inc. These agreements provide, among other things, that we will indemnify our directors, executive officers and certain of our officers and employees for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director, executive officer or officer who has entered into an indemnification agreement in any action or proceeding arising out of such person’s services as one of our directors, executive officers, officers and employees, as the case may be, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

ITEM 8.	LEGAL PROCEEDINGS
The Spiegel Bankruptcy Plan of Reorganization
      On March 17, 2003, Spiegel, Inc., together with 19 of its subsidiaries and affiliates, including Eddie Bauer, Inc., filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court of the Southern District of New York. The debtor subsidiaries were Eddie Bauer, Inc., Newport News, Inc., Spiegel Catalog, Inc., Distribution Fulfillment Services, Inc., Spiegel Group Teleservices, Inc., Spiegel Group Teleservices-Canada, Inc., Spiegel Management Group, Inc. and their respective subsidiaries. The Plan of Reorganization was confirmed by order of the bankruptcy court on May 25, 2005 and became effective on June 21, 2005. See “Item 1. Business — The Spiegel Bankruptcy.”
      Also in March 2003, the SEC commenced a civil proceeding against Spiegel alleging, among other things, that Spiegel’s public disclosures violated the Exchange Act. Spiegel entered into a consent and stipulation with the SEC resolving, in part, the claims asserted in the SEC action. Spiegel also consented to the entry of a partial final judgment pursuant to which it agreed, among other things, to the entry of a permanent injunction enjoining any conduct in violation of the Exchange Act and to the appointment of an independent examiner to review its financial records and to report on its financial condition and financial accounting. As part of the settlement, Spiegel neither admitted nor denied the allegations of the SEC’s complaint.
Other Litigation
      In the ordinary course of business, we may be subject from time to time to various proceedings, lawsuits, disputes or claims. These actions may involve commercial, intellectual property, product liability, labor and employment related claims and other matters. We do not believe there are currently any such actions that would have a material impact on our financial condition or results of operations.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Absence of Public Market
      There is no established trading market for our common stock. We have filed an application with The Nasdaq Stock Market, Inc. for the quotation of our common stock on the Nasdaq National Market under the symbol EBHI. Although we have applied to have our common stock quoted on the Nasdaq National Market, there can be no assurance, even if the quotation is authorized, that an active market for our common stock will develop or, if any such market does develop, that it will continue to exist or the degree of price volatility in any such market. See “Item 1. Business — Risk Factors — Risks Relating to Our Common Stock — An active trading market for our common stock may not develop, and there can be no assurance as to the market price for our common stock if an active trading market develops.”
      Since June 2005, our common stock has traded, without our endorsement or approval, over-the-counter and sales have been reported on the Pink Sheets service provided by Pink Sheets LLC under the symbol EBHC. Based on information obtained from the Pink Sheet service, the high and low bid quotations for our common stock since over-the-counter trading began through March 1, 2006 were $31.50 and $11.50 per share. Such prices are based on inter-dealer bid and ask prices, without markup, mark-down, commissions or adjustments and may not represent actual transactions.
Holders
      As of March 1, 2006, based on our transfer agent and registrar’s records, there were 29,991,684 shares of our common stock issued and outstanding (net of treasury shares) and there were approximately 574 record holders of our common stock.
Dividends
      We do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, covenants in our financing facilities restrict our ability to pay dividends and may prohibit the payment of dividends and certain other payments.
Securities Authorized for Issuance Under Equity Compensation Plans
      The following table sets for the number of shares of common stock issuable pursuant to options and other rights under our equity compensation plans as of December 31, 2005.

	Number of				Number of Securities
	Securities to be				Remaining Available for
	Issued Upon		Weighted-average		Future Issuance Under
	Exercise of		Exercise Price of		Equity Compensation
	Outstanding Options,		Outstanding Options,		Plans (excluding
Plan Category	Warrants and Rights		Warrants and Rights		outstanding securities)

Equity compensation plans approved by security holders	0		—		0
Equity compensation plans not approved by security holders	1,670,240	(1)	$23.37	(2)	429,760
Total	1,670,240		$23.37		429,760

(1)	Reflects securities issued under the 2005 Stock Incentive Plan described under the heading “— Executive Compensation — Incentive Plans — 2005 Stock Incentive Plan”. Includes stock options to acquire 656,000 shares of common stock at an exercise price of $23.37 per share and 1,014,240 restricted stock units.

(2)	Reflects the exercise price of the stock options granted and outstanding under the 2005 Stock Incentive Plan as of December 31, 2005.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES
      On March 1, 2006, there were 30,000,000 shares of our common stock issued, including 8,316 treasury shares. Section 1145 of the Bankruptcy Code exempts the original issuance of securities under a plan of reorganization (as well as subsequent distributions by the distribution agent) from registration under the Securities Act of 1933, as amended, or Securities Act, and state securities laws. Under Section 1145, the issuance of securities pursuant to a plan of reorganization is exempt from registration if three principal requirements are satisfied: (i) the securities must be issued under a plan of reorganization by a debtor, its successor or an affiliate participating in a joint plan with the debtor; (ii) the recipients of the securities must hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor or such affiliate or “principally” in such exchange and “partly” for cash or property. We believe that the issuances of the shares of our common stock pursuant to the Plan of Reorganization satisfied the requirements of Section 1145 of the Bankruptcy Code and, therefore, were exempt from registration under the Securities Act and state securities laws.
      On November 3, 2005, we issued restricted stock units and stock options to purchase shares of our common stock to our Chief Executive Officer, our executive officers, and certain officers and employees of Eddie Bauer, Inc. that were exempt from registration under the Securities Act pursuant to Rule 701 thereunder. On February 7, 2006, we issued restricted stock units and stock options to purchase shares of our common stock to a new officer of Eddie Bauer, Inc. that were exempt from registration under the Securities Act pursuant to Rule 701 thereunder.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
General
      We are authorized to issue 100,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. Only the shares of our common stock are being registered hereby. As of March 1, 2006, there were 30,000,000 shares of our common stock outstanding, including 8,316 treasury shares, held by approximately 574 holders of record and no shares of preferred stock outstanding.
      Pursuant to our certificate of incorporation, we may not issue any nonvoting equity securities to the extent prohibited by Section 1123 of Title 11 of the Bankruptcy Code. However, this restriction (i) will have no further force or effect beyond that required under Section 1123 of the Bankruptcy Code, (ii) will have force and effect, if any, only for so long as this section of the Bankruptcy Code remains in effect and applicable to us and (iii) in all events may be amended or limited in accordance with applicable law as from time to time may be in effect.
Common Stock
      Holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any preferred stock that may be issued in the future, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of our common stock have no cumulative voting rights, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Ownership Limitations
      In order to take advantage of certain net operating losses available to Eddie Bauer Holdings from FSAC and SAC, the Plan of Reorganization provides that our certificate of incorporation contain provisions imposing restrictions on the direct or indirect ownership of our common stock or other class of equity such that (A) no person may acquire or accumulate 4.75% or more of our common stock or other class of equity and (B) no person owning directly or indirectly 4.75% or more of our common stock or other equity may acquire additional shares without meeting certain notice and prior approval requirements as set forth in our certificate of incorporation. These ownership restrictions (i) will expire no earlier than January 1, 2008 absent a vote of our stockholders to the contrary in accordance with applicable law, (ii) will expire on January 4, 2009, unless our board of directors determines in good faith that it is in the best interest of us and our stockholders for such ownership restrictions to expire on an earlier date, but not earlier than January 1, 2008 or (iii) may expire on any date after June 21, 2005, if our board of directors determines in good faith that the requirements of Section 382(l)(5) of the Tax Code will not be satisfied with respect to the ownership change occurring directly as a result of the consummation of the Plan of Reorganization. Any transfers of our common stock in violation of these ownership limitations will be null and void, unless the transferor or transferee, upon providing at least 15 days prior written notice of the transfer, obtains written consent for the proposed transfer from a majority of our board of directors. If we determine that a transfer in violation of our ownership limitations has occurred, upon written notice to the transferee, the transferee will transfer the shares of common stock obtained in violation of our ownership limitations to an agent designated by our board of directors for sale.
Preferred Stock
      Our board of directors may fix by resolution the designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each class of shares of the preferred stock, including the voting rights, dividend rate, conversion rights, redemption price, liquidation preference, and the number of shares of any such series. Our board of directors may increase or decrease the number of shares of any such series (but not below the number of shares of such series then issued). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease will resume the status which they had prior to the resolution or resolutions originally fixing the number of shares of such series. The issuance of preferred stock could have the effect of delaying, deferring or preventing our change of control. We have no present plans to issue any shares of preferred stock.
Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law
      Pursuant to Section 203 of the Delaware General Corporation Law, or the business combination statute, we are prohibited, as a public company, from engaging in a “business combination” with an “interested stockholder” (defined as any person who acquires 15% or more of our common stock) for a three-year period following the date that such person became an interested stockholder, unless (i) prior to the date the person became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or (ii) upon consummation of the transaction that resulted in the person’s becoming an interested stockholder, that person owned at least 85% of our voting stock, excluding certain shares owned by corporate insiders and shares issued after the transaction commenced; or (iii) at or subsequent to such time the business combination is approved by our board of directors and authorized by the affirmative vote of holders of 66% of our outstanding voting stock that is not owned by the interested stockholder. Section 203 defines business combinations to include the following: any merger or consolidation involving the corporation and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons. A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws
      Our certificate of incorporation provides that our board of directors may issue up to five million shares of one or more series of preferred stock for such corporate purposes as the board of directors may determine, without any further action by our stockholders. Our certificate of incorporation also provides that our board of directors has the power to adopt, amend or repeal our bylaws. These provisions may have the effect of delaying, deferring or preventing a change in control of our company.
      Our bylaws provide that only our board of directors may call a special meeting of stockholders. In addition, our bylaws contain advance notice procedures with respect to business to be transacted at annual meetings of stockholders. Advance notice must not only be timely received, but must also be in proper written form, as set forth in our bylaws. Pursuant to our certificate of incorporation, eight of our initial directors cannot be removed from the board without “cause” during their initial two-year term of office.
      These provisions in our certificate of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt by another party. See “Item 5. Directors and Executive Officers — Board of Directors.”
Transfer Agent and Registrar
      Computershare Trust Company, Inc. is the transfer agent and registrar for our common stock.
Nasdaq National Market Quotation
      We have applied for the quotation of our common stock on the Nasdaq National Market under the symbol “EBHI.”

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
Assumed Indemnification Obligations
      Pursuant to the Plan of Reorganization, we assumed certain indemnification obligations for any person who served (i) as an officer or employee of any of the debtors in Spiegel’s Chapter 11 proceedings during the period beginning June 1, 2004, subject to certain exceptions that are described in more detail in the Plan of Reorganization, a copy of which is filed as an exhibit to this registration statement, or (ii) on Spiegel’s restructuring committee. All of our current executive officers and most of our officers are indemnified pursuant to this assumption under the Plan of Reorganization. We did not assume the obligation to make any advances to, or indemnify any persons in respect of any settlement or judgment of any claim asserted by any Spiegel stockholder. Furthermore, pursuant to the Plan of Reorganization, to the extent that indemnification claims relate to pre-February 27, 2003 acts, any individual covered by the assumed indemnification obligations must first demonstrate that he or she has taken all reasonable actions to obtain payment under any applicable insurance policies, and that the insurers under the policies have disclaimed coverage or have informed such individual that the available limits of liability under the applicable policies have been exhausted. We are only required to make a payment under the assumed indemnification obligations after the insurance policy has been exhausted or is not otherwise available. With respect to post-February 27, 2003 acts, an insurance policy took effect on March 1, 2003 to cover such acts.

New Indemnification Arrangements
      Our bylaws include provisions permitted under Delaware General Corporation Law relating to the liability and indemnification of our directors and officers. Under these provisions, we will indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action by reason of the fact that the person was or is one of our directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, provided that the director or officer acted in good faith and in a manner that he or she believed to be in, or not opposed to, the best interest of Eddie Bauer Holdings, and with respect to any criminal action, had no reasonable cause to believe the person’s conduct was unlawful. These provisions provide that we may indemnify any of our associates or agents to the same extent that we are required to indemnify our directors and officers.
      We have entered into indemnification agreements with our directors and executive officers and certain officers and employees of Eddie Bauer, Inc. These agreements provide, among other things, that we will indemnify our directors, executive officers and certain officers and employees of Eddie Bauer, Inc. for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director, executive officer, officer or employee who has entered into an indemnification agreement in any action or proceeding arising out of such person’s services as one of our directors, executive officers, or officers or employees, as the case may be, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these indemnification agreements are necessary to attract and retain qualified persons as our directors and executive officers and as officers and employees of Eddie Bauer, Inc. The SEC has noted, however, that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
      As permitted by Section 145 of the Delaware General Corporation Law, we maintain directors’ and officers’ liability insurance coverage.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
      See “Item 15. Financial Statements and Exhibits.”

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
      None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS
      (a) Index to Financial Statements

Page

Financial Statements
Annual Financial Statements
Reports of Independent Registered Public Accounting Firm	F-1
Consolidated and Combined Balance Sheets — Successor Entity as of December 31, 2005 and July 2, 2005 and Predecessor Entity as of January 1, 2005	F-2

 Consolidated and Combined Statements of Operations — Successor Entity for the six months ended December 31, 2005, Predecessor Entity for the six months ended July 2, 2005 and Predecessor Entity for the years ended January 1, 2005 and January 3, 2004
F-3

 Consolidated and Combined Statements of Stockholders’ Equity and Comprehensive Income (Loss) — Successor Entity for the six months ended December 31, 2005, Predecessor Entity for the six months ended July 2, 2005 and Predecessor Entity for the years ended January 1, 2005 and January 3, 2004
F-4

 Consolidated and Combined Statements of Cash Flows — Successor Entity for the six months ended December 31, 2005, Predecessor Entity for the six months ended July 2, 2005 and Predecessor Entity for the years ended January 1, 2005 and January 3, 2004
F-5
Notes to Consolidated and Combined Financial Statements	F-6
Financial Statement Schedule
Schedule of Valuation and Qualifying Accounts	F-67

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Eddie Bauer Holdings, Inc.
      We have audited the accompanying consolidated balance sheets of Eddie Bauer Holdings, Inc. (“Successor”) as of December 31, 2005 and July 2, 2005 as restated (see Note 4), and the related consolidated statement of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the six month period from July 3, 2005 to December 31, 2005. We have also audited the accompanying consolidated and combined balance sheet of Eddie Bauer, Inc. and Related Operations (“Predecessor”) as of January 1, 2005 and the related consolidated and combined statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the six month period from January 2, 2005 through July 2, 2005 and for the years ended January 1, 2005 and January 3, 2004, as restated (see Note 4). In connection with our audits of the consolidated and combined financial statements, we have also audited the accompanying financial statement schedule for each six month period ended December 31, 2005 and July 2, 2005 and for each of the two years ended January 1, 2005. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial statement schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial statement schedule. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Notes 2 and 3 to the consolidated and combined financial statements, Eddie Bauer Holdings, Inc. was formed on June 21, 2005 and adopted fresh start accounting as of July 2, 2005. Also, as discussed in Note 4, the consolidated and combined financial statements of the Predecessor and Successor have been restated.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eddie Bauer Holdings, Inc. at December 31, 2005 and July 2, 2005 and the results of its operations and cash flows for the six month period ended December 31, 2005 and the financial position of Eddie Bauer, Inc. and Related Operations at January 1, 2005 and the results of its operations and cash flows for the six month period ended July 2, 2005 and for each of the two years ended January 1, 2005 in conformity with accounting principles generally accepted in the United States of America.
      Also, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP
Seattle, WA
March 31, 2006, except for Note 26 as to which the date is April 14, 2006
Report of Independent Registered Public Accounting Firm

Eddie Bauer Holdings, Inc.
Consolidated and Combined Balance Sheets

	Successor	Successor	Predecessor
	As of	As of	As of
	December 31,	July 2,	January 1,
	2005	2005	2005

	($ in thousands)
		(Restated)	(Restated)
ASSETS:
Cash and cash equivalents	$75,011	$40,863	$8,533
Accounts receivable, less allowances for doubtful accounts of $982, $0 and $783, respectively	32,737	30,791	36,261
Current assets of discontinued operations	498	18,324	21,327
Inventories	142,302	135,239	138,415
Due from Spiegel	—	—	37,751
Prepaid expenses	22,562	22,558	22,431
Current receivables from securitization interests	62,907	19,898	—
Deferred tax assets — current	2,745	27,005	5,596

Total Current Assets	338,762	294,678	270,314
Property and equipment, net	182,608	175,313	147,651
Goodwill	220,481	220,481	76,601
Trademarks	185,000	225,000	58,756
Other intangible assets, net	39,089	44,000	—
Other assets	22,712	23,604	18,048
Receivables from securitization interests	76,434	130,616	—
Deferred tax assets — noncurrent	88,150	72,313	10,217
Non-current assets of discontinued operations	—	—	10,388

Total Assets	$1,153,236	$1,186,005	$591,975

LIABILITIES:
Trade accounts payable	$51,279	$59,596	$37,370
Accrued expenses	99,570	88,695	110,146
Current liabilities related to securitization interests	56,616	17,908	—
Current liabilities of discontinued operations	—	10,392	10,221
Short-term borrowings	—	—	—
Current portion of long-term debt	24,000	3,000	—

Total Current Liabilities	231,465	179,591	157,737
Deferred rent obligations	7,221	—	39,304
Unfavorable lease obligations	5,493	6,483	—
Long-term debt	274,500	297,000	—
Non-current liabilities related to securitization interests	68,791	117,554	—
Pension and other post-retirement benefit liabilities	20,746	20,477	3,311
Non-current liabilities of discontinued operations	—	—	6,418

Total Liabilities Not Subject to Compromise	608,216	621,105	206,770
Liabilities subject to compromise — Continuing operations	—	—	84,828
Liabilities subject to compromise — Discontinued operations	—	—	7,986

Total Liabilities	608,216	621,105	299,584
Commitments and Contingencies (See Note 24)
STOCKHOLDERS’ EQUITY:
Common stock:
Eddie Bauer Holdings, Inc. $0.01 par value, 100 million shares authorized; 29,991,684 and 30,000,000 shares issued and outstanding as of December 31, 2005 and July 2, 2005, respectively	300	300	—
Eddie Bauer, Inc. $100 par value, 10,000 shares authorized; 5,000 shares issued and outstanding	—	—	500
DFS, Inc. $100 par value, 1,000 shares authorized; 1,000 shares issued and outstanding	—	—	100
Treasury stock, at cost	(157)	—	—
Additional paid-in capital	568,205	564,600	261,595
Retained earnings (accumulated deficit)	(22,788)		31,437
Accumulated other comprehensive loss, net of taxes of ($270), $0 and ($840), respectively	(540)	—	(1,241)

Total Stockholders’ Equity	545,020	564,900	292,391

Total Liabilities and Stockholders’ Equity	$1,153,236	$1,186,005	$591,975

The accompanying notes are an integral part of these consolidated and combined financial statements.

Eddie Bauer Holdings, Inc.
Consolidated and Combined Statements of Operations

	Successor Six	Predecessor Six
	Months Ended	Months Ended	Predecessor	Predecessor
	December 31, 2005	July 2, 2005	Fiscal 2004	Fiscal 2003

	($ in thousands, except per share data)
		(Restated)
Net sales and other revenues	$593,711	$465,723	$1,120,761	$1,243,927
Revenue from Spiegel-affiliated parties	—	—	37,154	73,288

Total revenues	593,711	465,723	1,157,915	1,317,215
Costs of sales, including buying and occupancy	337,318	259,536	604,864	695,872
Impairment of indefinite-lived intangible assets	40,000	—	—	—
Selling, general and administrative expenses	214,125	185,225	452,603	531,101

Total operating expenses	591,443	444,761	1,057,467	1,226,973
Operating income	2,268	20,962	100,448	90,242
Interest expense	11,064	761	316	2,513
Other income	1,919	—	—	—
Equity in earnings (losses) of foreign joint ventures	174	(95)	3,590	1,606

Income (loss) from continuing operations before reorganization items and income tax expense	(6,703)	20,106	103,722	89,335
Gain on discharge of liabilities	—	(107,559)	—	—
Reorganization costs and expenses, net	—	13,686	26,871	91,022

Income (loss) from continuing operations before income tax expense	(6,703)	113,979	76,851	(1,687)
Income tax expense	14,645	50,402	36,080	4,803

Income (loss) from continuing operations	(21,348)	63,577	40,771	(6,490)
Income (loss) from discontinued operations (net of income tax expense (benefit) of $0, $(1,686), $1,834 and $3,914, respectively)	(1,440)	(2,661)	2,893	6,171

Net income (loss)	$(22,788)	$60,916	$43,664	$(319)

Income (loss) per basic and diluted share:
Loss from continuing operations per share	$(0.71)	n/a	n/a	n/a
Loss from discontinued operations per share	(0.05)	n/a	n/a	n/a
Net loss per share	(0.76)	n/a	n/a	n/a
Weighted average shares used to compute income (loss) per share:
Basic	29,995,092	n/a	n/a	n/a
Diluted	29,995,092	n/a	n/a	n/a
The accompanying notes are an integral part of these consolidated and combined financial statements.

Eddie Bauer Holdings, Inc.
Consolidated and Combined Statements of Stockholders’ Equity and Comprehensive Income (Loss)

	Common				Common
	Stock —	Common	Common		Stock —	Common			Retained	Accumulated
	Eddie Bauer,	Stock —	Stock —	Common	Eddie Bauer,	Stock —		Additional	Earnings	Other
	Inc.	Eddie Bauer,	DFS, Inc.	Stock —	Holdings Inc.	Eddie Bauer,	Treasury	Paid-In	(Accumulated	Comprehensive
	(# of Shares)	Inc. ($)	(# of Shares)	DFS, Inc.($)	(# of Shares)	Holdings Inc. ($)	Stock	Capital	Deficit)	Loss	Total

	($ in thousands)
Predecessor
Balances at December 28, 2002	5,000	$500	1,000	$100	—	—	—	$261,595	$(11,908)	$(3,649)	$246,638
Comprehensive Income:
Net loss									(319)		(319)
Foreign currency translation adjustment, net of income taxes of $1,386										1,694	1,694

Total comprehensive income											1,375

Predecessor
Balances at January 3, 2004	5,000	500	1,000	100	—	—	—	261,595	(12,227)	(1,955)	248,013

Comprehensive Income:
Net income									43,664		43,664
Foreign currency translation adjustment, net of income taxes of $557										714	714

Total comprehensive income											44,378

Predecessor
Balances at January 1, 2005	5,000	500	1,000	100	—	—	—	261,595	31,437	(1,241)	292,391

Comprehensive Loss:
Net loss (Restated)									(46,643)		(46,643)
Foreign currency translation adjustments, net of income taxes of $126 (Restated)										97	97

Total comprehensive loss (Restated)											(46,546)

Predecessor
Balances at July 2, 2005 (Restated)	5,000	500	1,000	100	—	—	—	261,595	(15,206)	(1,144)	245,845

Gain on discharge of liabilities (Restated)									107,559		107,559
Recapitalization and fresh start adjustments (Restated)	(5,000)	(500)	(1,000)	(100)	30,000	300		303,005	(92,353)	1,144	211,496

Successor
Balances at July 2, 2005	—	—	—	—	30,000	300	—	564,600	—	—	564,900

Comprehensive Loss:
Net loss									(22,788)		(22,788)
Additional minimum pension liability, net of income taxes of ($179)										(282)	(282)
Foreign currency translation adjustment, net of income taxes of ($91)										(258)	(258)

Total comprehensive income (loss)											(23,328)
Issuance of restricted stock and stock options								3,605			3,605
Treasury stock purchased					(8)		(157)				(157)

Successor
Balances at December 31, 2005	—	$—	—	$—	29,992	$300	$(157)	$568,205	$(22,788)	$(540)	$545,020

The accompanying notes are an integral part of these consolidated and combined financial statements.

Eddie Bauer Holdings, Inc.
Consolidated and Combined Statements of Cash Flows

	Successor Six	Predecessor Six
	Months Ended	Months Ended	Predecessor	Predecessor
	December 31, 2005	July 2, 2005	Fiscal 2004	Fiscal 2003

		(Restated)	(Restated)	(Restated)
	($ in thousands)
Cash flows from operating activities:
Net income (loss)	$(22,788)	$60,916	$43,664	$(319)
Adjustments to reconcile net income (loss) to net cash provided from operating activities:
Reorganization costs and expenses, net	—	(93,873)	26,871	91,022
Net cash used for reorganization items	—	(9,702)	(20,222)	(21,321)

Reorganization items non-cash	—	(103,575)	6,649	69,701
(Gain) loss on disposals of property and equipment	19	(388)	2,163	1,875
Impairment of property and equipment	2,536	—	952	3,439
Equity in (earnings) losses of foreign joint ventures	(174)	95	(3,590)	(1,606)
Depreciation and amortization	26,589	16,171	41,142	57,339
Impairment of indefinite-lived intangible assets	40,000	—	—	—
Stock-based compensation expense	3,605	—	—	—
Other non-cash income	(1,661)	—	—	—
Deferred income taxes	8,093	4,168	6,797	15,145
Changes in operating assets and liabilities:
Accounts receivable	(1,884)	5,446	1,567	(14,088)
Inventories	(6,464)	4,783	(8,433)	65,442
Prepaid expenses	78	(169)	4,008	5,217
Current receivables from securitization interests	19,898	—	—	—
Other assets	1,049	(3,103)	802	282
Accounts payable	(12,930)	21,208	6,752	(22,934)
Liabilities subject to compromise	—	(17,372)	159	60,301
Accrued expenses	10,674	(13,866)	293	(35,044)
Current liabilities related to securitization interests	(17,908)	—	—	—
Other post-retirement liabilities	597	—	(211)	(714)
Deferred rent obligations	6,059	(8,096)	(8,796)	(5,900)
Operating cash flows related to discontinued operations	8,075	8,911	270	18,645

Net cash provided by (used in) operating activities	63,463	(24,871)	94,188	216,781
Cash flows from investing activities:
Capital expenditures from continuing operations	(30,214)	(8,641)	(13,906)	(6,313)
Capital proceeds (expenditures) from discontinued operations	320	(944)	(746)	(681)
Proceeds from sale of capital assets in conjunction with reorganization	—	—	55,337	—
Distribution (investment) in foreign joint ventures	—	300	—	(862)

Net cash provided by (used in) investing activities	(29,894)	(9,285)	40,685	(7,856)
Cash flows from financing activities:
Repayments of long-term debt	(1,500)	—	—	—
Treasury stock purchased	(157)	—	—	—
Change in due to/from Spiegel	—	65,727	(132,991)	(208,031)
Change in bank overdraft from continuing operations	4,525	797	(1,015)	(9,182)
Change in bank overdraft from discontinued operations	(961)	(112)	126	(1,086)

Net cash provided by (used in) financing activities	1,907	66,412	(133,880)	(218,299)
Effect of exchange rate changes on cash	(1,328)	74	(555)	(1,145)
Net change in cash and cash equivalents	34,148	32,330	438	(10,519)
Cash and cash equivalents at beginning of period	40,863	8,533	8,095	18,614

Cash and cash equivalents at end of period	$75,011	$40,863	$8,533	$8,095

Supplemental disclosures:
Cash paid (received) for income taxes	$1,868	$46,234	$29,283	$(10,342)
Cash paid for interest	10,671	3,011	360	1,996
Payments (receipts) made in conjunction with Chapter 11:
Professional service fees	—	$9,702	$23,373	$16,578
Severance	—	—	2,173	2,538
Interest income	—	—	(3,500)	—
Other, net	—	—	(1,824)	2,205
The accompanying notes are an integral part of these consolidated and combined financial statements.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements
($ in thousands, unless otherwise noted)

(1)	Description of Business
      Eddie Bauer Holdings, Inc. (“Eddie Bauer”, “Eddie Bauer Holdings”, “Company”, “Predecessor” (as further defined in Note 3), or “Successor” (as further defined in Note 3)) is a specialty retailer that sells casual sportswear and accessories for the modern outdoor lifestyle. Eddie Bauer products are sold through retail and outlet stores located in the U.S. and Canada and through its direct sales channel, which consists of its Eddie Bauer catalogs and its websites located at www.eddiebauer.com and www.eddiebaueroutlet.com. In February 2005, the Company announced its plans to discontinue operating its “Eddie Bauer Home” concept over the course of 2005 (See Note 7). The accompanying consolidated and combined financial statements include the results of Eddie Bauer, Inc. and its subsidiaries, as well as the related supporting operations that provide logistics support, call center support and information technology support to Eddie Bauer. Eddie Bauer, Inc. and the related supporting operations were formerly wholly-owned subsidiaries of Spiegel, Inc. (“Spiegel”) prior to the Company’s emergence from bankruptcy (See Note 2).
      The related supporting operations of the Company include the following: Distribution Fulfillment Services, Inc. (“DFS”) (now known as Eddie Bauer Fulfillment Services, Inc. (“EBFS”)), provides catalog and retail distribution services for Eddie Bauer. The former information technology operation of Spiegel (the “IT Group”) provides information technology services for Eddie Bauer. Spiegel Group Teleservices — Canada, Inc. (“SGTS”) (now known as Eddie Bauer Customer Services Inc. (“EBCS”)) provides call center support in multiple call centers in the U.S. and Canada, and its office in Saint John, Canada (“Saint John”) provides call center services for Eddie Bauer. Each of DFS, the IT Group and Saint John provided similar services for other subsidiaries and operations of Spiegel until these subsidiaries or operations of Spiegel were sold or closed in 2004.
(2) Chapter 11 Bankruptcy Proceedings

Confirmation of Plan of Reorganization
      On March 17, 2003, Spiegel together with 19 of its subsidiaries and affiliates (the “Debtors”), including Eddie Bauer, Inc. and its subsidiaries and other operations included in the Company’s consolidated and combined financial statements, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On February 18, 2005, the Debtors filed a Plan of Reorganization and related Disclosure Statement and on March 29, 2005 filed an Amended Joint Plan of Reorganization (the “Plan of Reorganization”) and related amended Disclosure Statement with the Bankruptcy Court. The Plan of Reorganization received the formal endorsement of the statutory creditors’ committee and, as modified, was confirmed by the Bankruptcy Court by order docketed on May 25, 2005. The Plan of Reorganization was declared effective on June 21, 2005 (the “Effective Date”) and the Debtors, including the Company, emerged from bankruptcy on that date.
      In conjunction with its emergence from bankruptcy proceedings, Eddie Bauer Holdings, Inc. was formed as a new holding company and Eddie Bauer, Inc. and certain other Spiegel subsidiaries were contributed to Eddie Bauer Holdings. Spiegel transferred to Eddie Bauer Holdings 100% of its ownership interests in Eddie Bauer, Inc. and its subsidiaries, Financial Services Acceptance Corporation (“FSAC”), Spiegel Acceptance Corporation (“SAC”), DFS and SGTS. FSAC and SAC were not parties to the Chapter 11 bankruptcy filing. Additionally, Eddie Bauer Information Technology, LLC (“EBIT”) was formed as a wholly-owned subsidiary of Eddie Bauer, Inc. and Spiegel transferred to this entity certain of its information technology assets.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

Discharge of Liabilities and Equity Interests
      On the Effective Date of the Plan of Reorganization substantially all of the Debtor’s pre-petition liabilities were cancelled in exchange for the issuance of 30 million shares of common stock of Eddie Bauer Holdings. All of the shares of common stock issued were distributed pursuant to the Plan of Reorganization in satisfaction of pre-petition claims. All such shares were issued without registration under the Securities Act of 1933 in reliance on the provisions of Section 1145 of the Bankruptcy Code and Section 4(2) of the Securities Act of 1933. In addition, as part of the Plan of Reorganization, an independent creditor litigation trust (“Creditor Trust”) was established for the benefit of the pre-petition creditors. All pre-petition liabilities were settled in accordance with the final Plan of Reorganization. During September 2005, 8,316 shares of common stock were returned to the Company for consideration of receivables owed to the Company. The shares were recorded as Treasury shares on the consolidated balance sheet at their trading value as of the date returned.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      The following table outlines the discharge of the Debtor’s liabilities subject to compromise and equity interests pursuant to the Plan of Reorganization:

Type of Claim/security	Treatment Under the Plan of Reorganization

Class 1 — Groveport Secured Claims	Each holder of a Class 1 claim received on the Effective Date, cash equal to the allowed amount of such claim, except to the extent that any holder of a Class 1 claim agreed to less favorable treatment.
Class 2 — Other Secured Claims	Each holder of a Class 2 claim received on the Effective Date, either (i) the return of such assets on which the holder had a senior perfected and indefeasible lien or security interest or (ii) cash equal to the allowed amount of such claim, except to the extent that any holder of a Class 2 claim agreed to less favorable treatment.
Class 3 — Non-Tax Priority Claims	Each holder of a Class 3 claim was entitled to receive cash equal to the allowed amount of such priority claim, except to the extent that any holder of a Class 3 claim agreed to less favorable treatment.
Class 4 — General Unsecured Claims	Each holder of a Class 4 claim was entitled to receive, distributions in an aggregate amount equal to such holder’s pro rata share of (i) 100% of the Eddie Bauer Holdings common stock, subject to dilution, (ii) the Class 4 distributable cash, (iii) the cash settlement payment, (iv) the creditor trust interests and (v) either the Senior Secured Term Loan proceeds (see Note 13) or the Creditor Notes, provided that each holder of an Otto KG unsecured claim shall not receive any distribution on account of the cash settlement payment and each holder of a Spiegel Holdings, Inc. unsecured claim shall only be entitled to receive cash equal to not less than 2.3% of such claim, with the ultimate amount of such distribution to be determined by the Debtors based on the distributions of Class 4 claims that would have been made by Spiegel if it were not substantively consolidated with the other Debtors, and without regard to the cash settlement payment.
Class 5 — Convenience Claims	Each holder of a Class 5 claim received on the Effective Date cash equal to 100% of the allowed amount of its claim.
Class 6 — Equity Interests	All equity interests of Spiegel were cancelled on the Effective Date and holder of Class 6 equity interests did not receive any property or distributions under the Plan of Reorganization.
      The discharge of the Company’s liabilities resulted in a net gain of $107,559, which was reflected in the Company’s combined statement of operations for the six months ended July 2, 2005. (See Note 6 — Fresh Start Accounting)

Chapter 11 Bankruptcy Proceedings
      During the bankruptcy process, the Company operated its business and managed its properties and assets as a debtor-in-possession under the Bankruptcy Code and orders of the Bankruptcy Court. During this process, the Company continued to operate its business as an ongoing business and did not engage in any transactions outside the ordinary course of business without the approval of the Bankruptcy Court.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      On March 17, 2003, the Bankruptcy Court gave interim approval for $150 million of a $400 million senior secured debtor-in-possession financing facility (the “DIP Facility”) from Bank of America, N.A., Fleet Retail Finance, Inc. and The CIT Group/ Business Credit, Inc. to Spiegel. On April 30, 2003, the Bankruptcy Court granted final approval for the total amount. See Note 13 for further discussion of the new facility executed upon the Company’s emergence from bankruptcy.
      As a result of the Chapter 11 filing, the Debtors’ realization of assets and satisfaction of liabilities were subject to uncertainty without substantial adjustments and/or changes in ownership. While operating as debtors-in-possession under the protection of Chapter 11 of the Bankruptcy Code and subject to the approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business, the Debtors, including certain subsidiaries, were permitted to sell or otherwise dispose of assets and liquidate or settle liabilities. On June 21, 2004, Spiegel sold substantially all of the assets of Newport News, Inc. and on July 15, 2004 Spiegel sold substantially all of the assets of Spiegel Catalog, Inc.

(3)	Basis of Presentation

Successor Entity
      All conditions required for the adoption of fresh-start reporting, as defined in AICPA’s Statement of Position (“SOP”) 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, were met on June 21, 2005 and the Company selected July 2, 2005 as the date to adopt the accounting provisions of fresh-start reporting. The Company chose the date of July 2, 2005 because it corresponds with the end of the Company’s second fiscal quarter. Applying fresh start reporting as of June 21, 2005 versus July 2, 2005 would not have resulted in a material difference to the Company’s results of operations or financial condition. As a result of the adoption of fresh-start reporting, the fair value of the Company’s assets and the present value of the Company’s liabilities became the new accounting basis for the Company’s consolidated balance sheet as of July 2, 2005. We refer to the entity, Eddie Bauer Holdings, Inc. and its subsidiaries as the Successor. The Company’s consolidated balance sheet as of July 2, 2005 and all consolidated operations beginning July 3, 2005 relate to the Successor. See Note 6 for further description of the Company’s application of fresh-start reporting as of July 2, 2005. Financial information for periods related to the Successor and the Predecessor (see description below of the Predecessor entity) have been separated by a vertical line on the face of the consolidated and combined financial statements and notes to the consolidated and combined financial statements to highlight the fact that the financial information for such periods have been prepared under two different historical-cost bases of accounting and are therefore not comparable. Additionally, the Successor’s consolidated financial statements include FSAC and SAC, which consist primarily of tax net operating losses (“NOLs”) (See Note 19) and certain securitization interests (See Note 12), and the pension and other post-retirement plans of Spiegel, which were assumed by the Company on the Effective Date (See Note 20).

Predecessor Entity
      The combined financial statements for the periods prior to July 2, 2005 include the results of Eddie Bauer, Inc. and its subsidiaries, DFS, the IT Group and Saint John (collectively the “Predecessor”). The operations of the Predecessor were formerly under the control of Spiegel. The combined financial statements for periods prior to July 2, 2005 include all assets, liabilities, revenues, expenses and cash flows directly attributable to the Predecessor. The Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) Topic 5.J, Push Down Basis of Accounting Required in Certain Limited Circumstances, generally requires that push down accounting be applied whenever separate financial information is presented for a wholly-owned subsidiary. Push down accounting requires that the financial statements of a subsidiary reflect the parent company’s accounting basis of the assets and liabilities of the subsidiary. As such, the combined financial statements for periods prior to July 2, 2005 reflected Spiegel’s basis in the assets and

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
liabilities of Eddie Bauer, Inc., DFS, Saint John and the IT Group. In accordance with the carve-out accounting provisions of SAB Topic 1.B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity, the combined financial statements for periods prior to July 2, 2005 included allocations of certain costs of Spiegel, in order to present the results of operations, financial position, changes in equity and cash flows of the Company on a stand-alone basis. The principal allocation methodologies are described further in Note 22. As the financial information for periods prior to July 2, 2005 included allocations of certain costs of Spiegel, they may not be indicative of the results of operations, financial position, changes in equity and cash flows that would have been incurred had the Company been a separate, stand-alone entity for those periods, nor may it be indicative of the Company’s future results. The income tax benefits and provisions, related tax payments and deferred tax balances for periods prior to July 2, 2005 have been prepared as if the Predecessor operated as a stand-alone taxpayer.
      SOP 90-7 requires that the financial statements for the periods following filing for Chapter 11 bankruptcy protection through the date a plan of reorganization is confirmed distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Additionally, the Predecessor’s combined financial statements for periods prior to July 2, 2005 have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) applicable to a going concern, which contemplate, among other things, realization of assets and payment of liabilities in the normal course of business. Accordingly, for periods prior to July 2, 2005, all pre-petition liabilities subject to compromise have been segregated in the combined balance sheets and classified as liabilities subject to compromise, at the estimated amount of allowable claims. Liabilities not subject to compromise are separately classified as current and non-current liabilities. Revenues, expenses, realized gains and losses, and provisions for losses resulting from the reorganization are reported separately as reorganization costs and expenses, net in the combined statements of operations. Cash used for reorganization items is disclosed separately in the combined statements of cash flows.
      Except as otherwise noted, all amounts and disclosures reflect only the Company’s continuing operations. See Note 7 for disclosures related to the Company’s discontinued operations.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

(4)	Restatement of Previously Issued Financial Statements
      On January 25, 2006, the Company withdrew its registration statement on Form 10 (File No. 000-51676), that had been previously filed with the Securities and Exchange Commission on December 15, 2005, which filing included the required financial statements (the “December Filing”). The Company withdrew the filing as they determined that they would need to restate the financial statements included in the December Filing based upon the ongoing review of the financial statements by the Company and its outside consultants (the “Company Review”). Additionally, the Company determined that the previously reported statements of cash flows, with respect to its discontinued operations, were not in accordance with GAAP. Accordingly, the Company restated its presentation of its statements of cash flows as discussed further below.
      Based on the completion of the Company Review, the information included in the tables below summarizes the effects of the restatement adjustments on the amounts previously reported for the balance sheets and results of operations as of and for the periods then ended:

Predecessor balance sheet as of January 1, 2005:

	As
	Previously	Restatement
	Filed	Adjustments			As Restated

Cash	$8,533	$			$8,533
Accounts receivable, net	36,261				36,261
Current assets of discontinued operations	21,327				21,327
Inventories	138,415				138,415
Due from Spiegel	43,548		(5,797)	A	37,751
Prepaid expenses	22,431				22,431
Deferred tax assets — current	7,691		(2,095)	A	5,596

Total Current Assets	278,206		(7,892)		270,314

Property and equipment, net	132,103		15,548	B	147,651
Goodwill	76,601				76,601
Trademarks	58,756				58,756
Other assets	18,048				18,048
Deferred tax assets — noncurrent	2,325		7,892	A	10,217
Non-current assets of discontinued operations	8,884		1,504	B	10,388

Total Assets	$574,923		$17,052		$591,975

Trade accounts payable	$37,370	$			$37,370
Accrued expenses	110,146				110,146
Current liabilities of discontinued operations	10,221				10,221

Total Current Liabilities	157,737		—		157,737
Deferred rent obligations	23,756		15,548	B	39,304
Pension and other post-retirement liabilities	3,311				3,311
Non-current liabilities of discontinued operations	4,914		1,504	B	6,418

Total Liabilities Not Subject To Compromise	189,718		17,052		206,770

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

	As
	Previously	Restatement
	Filed	Adjustments	As Restated

Liabilities subject to compromise-continuing operations	84,828		84,828
Liabilities subject to compromise-discontinued operations	7,986		7,986

Total Liabilities	282,532	17,052	299,584
Total Stockholders’ Equity	292,391		292,391

Total Liabilities And Stockholders’ Equity	$574,923	$17,052	$591,975

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

Predecessor balance sheet as of July 2, 2005 (prior to recording the effect of fresh start accounting):

	As
	Previously	Restatement
	Filed	Adjustments			As Restated

Cash	$40,863	$			$40,863
Accounts receivable, net	30,791				30,791
Current assets of discontinued operations	18,324				18,324
Inventories	133,334				133,334
Due from Spiegel	21,613		(21,613)	A,E	—
Prepaid expenses	22,558				22,558
Deferred tax assets — current	7,329		(2,722)	A,E	4,607

Total Current Assets	274,812		(24,335)		250,477

Property and equipment, net	124,662		16,400	B	141,062
Goodwill	76,601				76,601
Trademarks	58,756				58,756
Other assets	19,926				19,926
Deferred tax assets — noncurrent	4,032		3,007	A	7,039

Total Assets	$558,789		$(4,928)		$553,861

Trade accounts payable	$59,596	$			$59,596
Accrued expenses	99,070		(3,346)	C	95,724
Current liabilities of discontinued operations	9,356				9,356
Due to Spiegel	—		27,722	A,E	27,722

Total Current Liabilities	168,022		24,376		192,398

Deferred rent obligations	14,701		16,400	B	31,101
Pension and other post-retirement liabilities	3,638				3,638
Non-current liabilities of discontinued operations	1,042				1,042

Total Liabilities Not Subject To Compromise	187,403		40,776		228,179
Liabilities subject to compromise-continuing operations	71,139				71,139
Liabilities subject to compromise-discontinued operations	8,698				8,698

Total Liabilities	267,240		40,776		308,016

Common stock	600				600
Additional paid-in capital	261,595				261,595
Accumulated deficit	30,350		(45,556)	D	(15,206)
Accumulated other comprehensive loss, net	(996)		(148)	C	(1,144)

Total Stockholders’ Equity	291,549		(45,704)		245,845

Total Liabilities and Stockholders’ Equity	$558,789		$(4,928)		$553,861

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

Predecessor results of operations for the six months ended July 2, 2005 (including the effect of recording the emergence from Chapter 11 and fresh start accounting):

	As
	Previously	Restatement
	Filed	Adjustments		As Restated

Net sales and other revenues	$465,723	$		$465,723
Cost of sales, including buying and occupancy	259,536			259,536
Selling, general and administrative expenses	185,225			185,225
Total operating expenses	444,761			444,761

Operating income	20,962			20,962
Interest expense	761			761
Equity in earnings (losses) of foreign joint ventures	(95)			(95)

Income (loss) from continuing operations before reorganization items and income tax expense	20,106			20,106
Gain on discharge of liabilities	(58,224)	(49,335)	E	(107,559)
Reorganization costs and expenses, net	13,686			13,686

Income (loss) from continuing operations before income tax expense	64,644	49,335		113,979
Income tax expense	4,846	45,556	D	50,402

Income (loss) from continuing operations	59,798	3,779		63,577
Loss from discontinued operations (net of income tax expense (benefit))	(2,661)			(2,661)

Net income (loss)	$57,137	$3,779		$60,916

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

Successor balance sheet as of July 2, 2005 (after recording the effect of fresh start accounting):

	As Previously	Restatement
	Filed	Adjustments			As Restated

Cash	$40,863	$			$40,863
Accounts receivable, net	30,791				30,791
Current assets of discontinued operations	18,324				18,324
Inventories	133,334		1,905	F	135,239
Prepaid expenses	22,558				22,558
Current receivables from securitization interests	—		19,898	G	19,898
Deferred tax assets — current	27,273		(268)	L	27,005

Total Current Assets	273,143		21,535		294,678

Property and equipment, net	136,316		38,997	H	175,313
Goodwill	265,747		(45,266)		220,481
Trademarks	225,000				225,000
Other intangible assets	44,000				44,000
Other assets	23,604				23,604
Receivables from securitization interests	—		130,616	G	130,616
Deferred tax assets — noncurrent	98,108		(25,795)	L	72,313

Total Assets	$1,065,918		$120,087		$1,186,005

Trade accounts payable	$59,596	$			$59,596
Accrued expenses	99,070		(10,375)	C,I,J,M	88,695
Current liabilities of discontinued operations	9,356		1,036	J	10,392
Current liabilities related to securitization interests	—		17,908	G	17,908
Current portion of long-term debt	3,000				3,000

Total Current Liabilities	171,022		8,569		179,591

Deferred rent obligations	14,701		(14,701)	J	—
Unfavorable lease obligations	—		6,483	I	6,483
Non-current liabilities related to securitization interests	—		117,554	G	117,554
Long-term debt	297,000				297,000
Pension and other post-retirement liabilities	17,253		3,224	K	20,477
Non-current liabilities of discontinued operations	1,042		(1,042)	J	—

Total Liabilities	501,018		120,087		621,105

Common stock	300				300
Additional paid-in capital	564,600				564,600
Retained earnings	—				—
Accumulated other comprehensive income (loss), net	—				—

Total Stockholders’ Equity	564,900				564,900

Total Liabilities and Stockholders’ Equity	$1,065,918		$120,087		$1,186,005

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      Descriptions of the major components of the restatement adjustments as summarized above are as follows:

Predecessor financial statement restatement adjustments:
      A. In connection with its review, the Company performed a more detailed analysis of the components of deferred income tax assets and a more comprehensive estimate of how certain components of taxable income and expense during fiscal 2005 will be apportioned between the actual tax returns for the tax period from January 1, 2005 and June 21, 2005 (the Effective Date of the Confirmation of the Plan of Reorganization and the last taxable period for the Spiegel consolidated federal income tax return) and the tax period from June 22, 2005 to December 31, 2005 (the initial taxable period for the Company’s consolidated federal income tax return). Based on this review, the Company concluded that its deferred income tax balances were incorrectly stated as of January 1, 2005 and July 2, 2005 (the date used for fresh start accounting purposes) and its income tax expense for the six months ended July 2, 2005 was incorrect. The misstatements included the following:
      The Company misstated the amount of deferred income tax assets at January 1, 2005 by $5.8 million and at July 2, 2005 by $0.3 million primarily due to (i) incorrectly excluding the deferred income tax assets related to discontinued operations by approximately $1.6 million (which only impacted the deferred income tax assets at January 1, 2005), (ii) incorrectly calculating the amount of deferred income tax assets associated with the recorded deferred rent liability by approximately $6.5 million due to a clerical error, (iii) incorrectly calculating the amount of deferred tax liabilities related to capitalized inventory and foreign investment losses by ($3.7) million, (iv) overstating its foreign NOLs by $3.4 million (which only impacted the deferred income tax assets at July 2, 2005) and (v) the effects on deferred income taxes associated with the restatement adjustment to property and equipment and deferred rent liability discussed in B. below.
      The Company adjusted the deferred income tax balances as of January 1, 2005 and July 2, 2005 by increasing the deferred income tax asset balances and, in view of the intercompany settlement arrangements for federal income tax liabilities with Spiegel, made a corresponding adjustment to the Company’s due to/from Spiegel balance. The income tax expense estimated for purposes of preparing the carve-out of the Predecessor’s results of operations for fiscal 2004 from Spiegel’s consolidated results of operations was correctly stated and therefore no restatement adjustment was reflected in the Predecessor’s statement of operations for fiscal 2004. See D. below for a discussion of the Predecessor six months ended July 2, 2005.
      B. Property and equipment and deferred rent liability were each incorrectly stated by corresponding errors of approximately $17.1 million at January 1, 2005 (for combined continuing operations and discontinued operations) and $16.4 million at July 2, 2005. The Company made a clerical error when calculating the effect of reclassifying the deferred rent liability in respect of leases on closed stores. The error understated the carrying value of the leasehold improvements and the corresponding balance of the deferred rent liability when the Company attempted to reclassify, in accordance with generally accepted accounting principles for lease accounting, construction allowances and other incentives received as a gross deferred rent liability rather than as a reduction of the carrying value of the corresponding leasehold improvements. There was no impact on the results of operations for any of the previously filed periods as a result of this error.
      C. Other comprehensive income (loss) was adjusted as a result of the exchange rate variance in Canada related to the adjustments in B. above, with a corresponding adjustment as a reduction in accrued expenses. Additionally, the Company properly reflected a Canadian income tax payment of $4.5 million in accrued expenses, which was previously classified as due to Spiegel and reflected additional Canadian income tax expense of approximately $1.0 million.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      D. In arriving at the income tax expense (benefit) for the Predecessor six months ended July 2, 2005, the components of current and deferred income taxes that changed during this period were restated from the amounts previously reported based on the more comprehensive analysis of the allocation of tax expense between the two tax reporting periods for 2005. Additionally, the Company revised its accounting for the tax impact related to the gain on discharge of the Company’s liabilities in conjunction with its adoption of fresh start accounting. As discussed in Note 5(q), for purposes of the Predecessor financial statements, any current income tax expense or benefit related to Predecessor operations has been reflected as a charge or credit to the intercompany account with Spiegel. Accordingly, the gain on the discharge of liabilities calculation was revised to include the effect of (i) the gain from the discharge of these amounts prior to any income tax effect on the intercompany balance with Spiegel and (ii) the increased gain resulting from the discharge of the increased intercompany balance with Spiegel for the related income tax expense applicable to (i) above. These changes, together with the adjustments to foreign NOLs and the additional Canadian income tax expense as described in A. and C., resulted in a $45.6 million increase in the Company’s income tax expense for the six months ended July 2, 2005.
      E. The deferred tax adjustments noted in A. above, which totaled $0.3 million as of July 2, 2005, the reclassification of the Canadian tax payment of $3.5 million noted in C. above and the $45.6 million increase in the Company’s income tax expense for the six months ended July 2, 2005 resulted in a net increase of $49.3 million in the Company’s due to Spiegel balance as of July 2, 2005. In accordance with SOP 90-7, this liability was written off in conjunction with the Company’s adoption of fresh start reporting, which increased the gain on the discharge of indebtedness by $49.3 million for the six months ended July 2, 2005.

Successor financial statement restatement adjustments:
      The fresh start accounting for the Company’s emergence from Chapter 11 did not appropriately reflect the fair values of all assets and liabilities of the emerged entities in accordance with generally accepted accounting principles, as follows:
      F. The Company did not properly adjust its inventory to fair value as of the fresh start reporting date. As part of its review, the Company performed an internal analysis to determine the step-up to fair value. The increase in inventory was charged to earnings as cost of sales during the six months ended December 31, 2005 as the inventory was sold or otherwise disposed of.
      G. The Company did not properly determine the fair value of the receivables related to the FSAC and SAC securitization interests and the related promissory note to the Creditor Trust equal to 90% of any proceeds it may receive in respect of these interests. The Company engaged a valuation specialist to perform the valuation of the SAC securitization interest and adjusted the fair value of both of these items in its fresh start accounting as more fully discussed in Note 12.
      H. The restatement adjustments to property and equipment include the $16.4 million of deferred rent adjustments as of July 2, 2005, discussed in B. above and $22.6 million of adjustments to the Company’s original fair value adjustment for its property and equipment. The initial fair value of leasehold improvements determined by the Company’s valuation specialist was understated by approximately $22.6 million because the Company failed to provide to the valuation specialist information related to the cost of leasehold improvements funded through lessor rent concessions. The Company has received updated valuations reflecting this additional information and has increased the fair value of leasehold improvements accordingly.
      I. To estimate the fair value of favorable and unfavorable lease obligations, the Company engaged an external real estate consultant to assist the Company with the valuation. A net unfavorable lease obligation of approximately $10.0 million (approximately $6.5 million non-current and $3.5 million current which is reflected in accrued expenses) was recorded as a result of the valuation.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      J. The Company did not eliminate the amount of its deferred rent liability as part of its fresh start accounting because it incorrectly assumed that the amount recorded would be a reasonable estimate for the fair value of any unfavorable lease obligations. The adjustments eliminate the balance of deferred rent liability, which amounted to approximately $41.8 million as of July 2, 2005, which included approximately $10.7 million of current deferred rent liabilities reflected within accrued expenses and $31.1 million of non-current deferred rent liabilities and establish an accrued liability for the fair value of unfavorable lease obligations as discussed in item I. above. The restatement adjustments for the deferred rent liabilities also include the $16.4 million adjustment discussed in B. above and a reclass between current and non-current deferred rent liabilities related to the Company’s discontinued operations.
      K. The Company understated the amount of liabilities to record under fresh start accounting for its post-retirement benefit plans other than pensions because the actuarial reports it requested for the December Filing did not conform to valuation methodology appropriate for fresh start accounting. After the December Filing, the Company requested and received updated actuarial reports which appropriately reflect the elimination of prior unrecognized items of approximately $2.6 million and properly revised the discount rate used to calculate the net present value of plan obligations at July 2, 2005 from 5.75% to 5.00% (which increased the accumulated benefit obligation by $0.6 million).
      L. The Company reduced the amount of net deferred tax assets by $26.1 million primarily due to (i) recognizing a net deferred tax liability of approximately $58 million related to the receivables for the SAC and FSAC securitization interests which have no tax basis, (ii) recognizing a net increased deferred tax liability of approximately $12 million related to the revised fair value adjustments related to deferred rent obligations and unfavorable lease obligations, and (iii) recognizing an increased deferred tax liability of approximately $8 million related to the increased step-up in fair value of property and equipment. These reductions in net deferred tax assets were partially offset by (i) an additional federal NOL benefit of $19 million based on the actual NOL reported in the 2004 tax returns, (ii) recognizing a state NOL benefit of approximately $5 million, net of a valuation allowance, that was not previously included in the previous filing and (iii) reversing the estimated valuation allowance on federal NOLs of $32 million reflected in the previous filing based on an updated analysis of anticipated NOL utilization. The restated deferred tax assets of the Successor as of July 2, 2005 also reflect the $3.4 million of overstated foreign NOLs noted in A above.
      M. The Company incorrectly failed to include an amount for incurred but not reported claims of $0.8 million in recording an accrued expense for its active employee self-insured health plan.

Predecessor Statements of Cash Flows for Fiscal 2003, Fiscal 2004 and Six Months ended July 2, 2005
      As noted above, the Company incorrectly presented the cash flows from discontinued operations as one line at the bottom of their previously reported statements of cash flows. The restatement adjustments below correct this presentation and include the cash flows of discontinued operations within each separate category of the cash flows in accordance with GAAP. The restatement adjustments below also include the impact of the Predecessor and Successor adjustments discussed above.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

Fiscal 2003

		Restatement
	As Previously Filed	Adjustments	As Restated

Cash flows from operating activities:
Net income (loss)	$(319)	$	$(319)
Adjustments to reconcile net income (loss) to net cash provided from operating activities:
Reorganization costs and expenses, net	91,022		91,022
Net cash used for reorganization items	(21,321)		(21,321)

Reorganization items non-cash	69,701		69,701
(Gain) loss on disposals of property and equipment	1,875		1,875
Impairment of property and equipment	3,439		3,439
Equity in (earnings) losses of foreign joint ventures	(1,606)		(1,606)
Depreciation and amortization	69,287	(11,948)	57,339
Deferred income taxes	17,072	(1,927)	15,145
Changes in operating assets and liabilities:
Accounts receivable	(14,088)		(14,088)
Inventories	65,442		65,442
Prepaid expenses	5,217		5,217
Other assets	282		282
Accounts payable	(22,934)		(22,934)
Liabilities subject to compromise	60,301		60,301
Accrued expenses	(35,044)		(35,044)
Other post-retirement liabilities	(714)		(714)
Deferred rent obligations	(17,848)	11,948	(5,900)
Operating cash flows related to discontinued operations	—	18,645	18,645

Net cash provided by operating activities	200,063	16,718	216,781
Cash flows from investing activities:
Capital expenditures from continuing operations	(6,313)		(6,313)
Capital expenditures from discontinued operations	—	(681)	(681)
Distribution (investment) in foreign joint ventures	(862)		(862)

Net cash provided by (used in) investing activities	(7,175)	(681)	(7,856)
Cash flows from financing activities:
Change in due to/from Spiegel	(209,958)	1,927	(208,031)
Change in bank overdraft from continuing operations	(9,182)		(9,182)
Change in bank overdraft from discontinued operations	—	(1,086)	(1,086)

Net cash provided by (used in) financing activities	(219,140)	841	(218,299)
Effect of exchange rate changes on cash	(1,145)		(1,145)
Net cash (used in) provided by discontinued operations	16,878	(16,878)	—
Net change in cash and cash equivalents	(10,519)	—	(10,519)
Cash and cash equivalents at beginning of period	18,614	—	18,614

Cash and cash equivalents at end of period	$8,095	$—	$8,095

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

Fiscal 2004

		Restatement
	As Previously Filed	Adjustments	As Restated

Cash flows from operating activities:
Net income (loss)	$43,664	$	$43,664
Adjustments to reconcile net income (loss) to net cash provided from operating activities:
Reorganization costs and expenses, net	26,871		26,871
Net cash used for reorganization items	(20,222)		(20,222)

Reorganization items non-cash	6,649		6,649
(Gain) loss on disposals of property and equipment	2,163		2,163
Impairment of property and equipment	952		952
Equity in (earnings) losses of foreign joint ventures	(3,590)		(3,590)
Depreciation and amortization	41,142		41,142
Deferred income taxes	6,034	763	6,797
Changes in operating assets and liabilities:
Accounts receivable	1,567		1,567
Inventories	(8,433)		(8,433)
Prepaid expenses	4,008		4,008
Other assets	802		802
Accounts payable	6,752		6,752
Liabilities subject to compromise	159		159
Accrued expenses	293		293
Other post-retirement liabilities	(211)		(211)
Deferred rent obligations	(9,974)	1,178	(8,796)
Operating cash flows related to discontinued operations	—	270	270

Net cash provided by operating activities	91,977	2,211	94,188
Cash flows from investing activities:
Capital expenditures from continuing operations	(12,728)	(1,178)	(13,906)
Capital expenditures from discontinued operations	—	(746)	(746)
Proceeds from sale of capital assets in conjunction with reorganization	55,337	—	55,337

Net cash provided by (used in) investing activities	42,609	(1,924)	40,685
Cash flows from financing activities:
Change in due to/from Spiegel	(132,228)	(763)	(132,991)
Change in bank overdraft from continuing operations	(1,015)		(1,015)
Change in bank overdraft from discontinued operations	—	126	126

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

		Restatement
	As Previously Filed	Adjustments	As Restated

Net cash provided by (used in) financing activities	(133,243)	(637)	(133,880)
Effect of exchange rate changes on cash	(555)		(555)
Net cash (used in) provided by discontinued operations	(350)	350	—
Net change in cash and cash equivalents	438	—	438
Cash and cash equivalents at beginning of period	8,095	—	8,095

Cash and cash equivalents at end of period	$8,533	$—	$8,533

Six Months Ended July 2, 2005

		Restatement
	As Previously Filed	Adjustments	As Restated

Cash flows from operating activities:
Net income (loss)	$57,137	$3,779	$60,916
Adjustments to reconcile net income (loss) to net cash provided from operating activities:
Reorganization costs and expenses, net	(44,538)	(49,335)	(93,873)
Net cash used for reorganization items	(9,702)	—	(9,702)

Reorganization items non-cash	(54,240)	(49,335)	(103,575)
(Gain) loss on disposals of property and equipment	876	(1,264)	(388)
Equity in (earnings) losses of foreign joint ventures	95		95
Depreciation and amortization	16,163	8	16,171
Deferred income taxes	352	3,816	4,168
Changes in operating assets and liabilities:
Accounts receivable	5,450	(4)	5,446
Inventories	4,783		4,783
Prepaid expenses	(169)		(169)
Other assets	(3,085)	(18)	(3,103)
Accounts payable	21,207	1	21,208
Liabilities subject to compromise	(8,675)	(8,697)	(17,372)
Accrued expenses	(10,562)	(3,304)	(13,866)
Deferred rent obligations	(9,019)	923	(8,096)
Operating cash flows related to discontinued operations	—	8,911	8,911

Net cash provided by operating activities	20,313	(45,184)	(24,871)
Cash flows from investing activities:
Capital expenditures from continuing operations	(8,883)	242	(8,641)
Capital expenditures from discontinued operations	—	(944)	(944)
Distribution (investment) in foreign joint ventures	300		300

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

		Restatement
	As Previously Filed	Adjustments	As Restated

Net cash provided by (used in) investing activities	(8,583)	(702)	(9,285)
Cash flows from financing activities:
Change in due to/from Spiegel	20,184	45,543	65,727
Change in bank overdraft from continuing operations	797		797
Change in bank overdraft from discontinued operations	—	(112)	(112)

Net cash provided by (used in) financing activities	20,981	45,431	66,412
Effect of exchange rate changes on cash	456	(382)	74
Net cash (used in) provided by discontinued operations	(837)	837	—
Net change in cash and cash equivalents	32,330	—	32,330
Cash and cash equivalents at beginning of period	8,533	—	8,533

Cash and cash equivalents at end of period	$40,863	$—	$40,863

(5)	Summary of Significant Accounting Policies

(a)	Basis of Combination and Consolidation
      The combined financial statements for periods prior to July 2, 2005 include the results of Eddie Bauer, Inc., DFS, Saint John and the IT Group. All significant transactions and balances among the combined operations have been eliminated upon combination. The consolidated financial statements as of and subsequent to July 2, 2005 include Eddie Bauer Holdings, Inc. and its majority-owned and controlled subsidiaries. All significant transactions and balances among the consolidated operations have been eliminated upon consolidation.

(b)	Fiscal Year
      The Company’s fiscal year ends on the Saturday closest to December 31. The 2005 fiscal year reflects a 52-week period from January 2, 2005 to December 31, 2005, the 2004 fiscal year reflects a 52-week period from January 4, 2004 to January 1, 2005 and the 2003 fiscal year reflects a 53-week period from December 29, 2002 to January 3, 2004.

(c)	Use of Estimates
      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are used when accounting for certain items, including inventory valuation, fresh-start valuations, allowance for doubtful accounts, restructuring charges, fair values of goodwill and other intangible assets, long-lived asset impairments, future gift certificate redemptions, legal reserves, sales returns and allowances, deferred tax valuation allowance, deferred revenue and royalty receivables.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

(d)	Segments
      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company determined its operating segments on the same basis that it uses internally to evaluate performance and allocate resources. The Company operates in one reportable segment, known as the retailing business.
      Revenues of the Company’s Canadian retail operations were $48.2 million, $32.5 million, $76.9 million and $73.1 million for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003, respectively. Long-lived assets of the Canadian operations were $8.4 million and $4.0 million as of the end of fiscal 2005 and 2004, respectively. All other revenues and long-lived assets of the Company relate to the United States.

(e)	Revenue Recognition
      The Company records revenues at the point of sale for retail stores and at estimated date of receipt by customer for catalog and Internet sales. The Company provides for estimated returns at the time of sale based upon projected merchandise returns, which are based primarily on historical experience. Deferred revenue is recognized upon the purchase of a gift card or gift certificate. Shipping and handling revenues and costs are included in other revenues and in selling, general and administrative expense, respectively. Shipping and handling expense was $12,359, $11,960, $24,504 and $25,698 for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003, respectively. Net sales and other revenues also include royalty and licensing income, which are recognized when earned based on contractually specified percentages applied to reported sales. Advance royalty payments are deferred and recorded as revenue when the related sales occur. Buying and occupancy costs, including the distribution facilities, are classified as costs of sales. Finally, revenues from Spiegel-affiliated parties included the charges from DFS, the IT Group and Saint John to other Spiegel subsidiaries and operations, prior to their sale by Spiegel in June and July 2004. These charges were recognized when the related services were delivered.

(f)	Cash and cash equivalents
      The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of deposits at federally insured financial institutions. Bank overdrafts included in trade accounts payable as of December 31, 2005, July 2, 2005 and January 1, 2005 were $15,729, $11,204 and $10,407, respectively.

(g)	Receivables
      Receivables primarily consist of trade receivables, including amounts due from credit card companies, net of an allowance for doubtful accounts, which management estimates based on specific identification of known matters affecting its creditors and general historical experience. See Note 9 for further discussion of the Company’s accounts receivables.

(h)	Inventories
      Inventories, principally merchandise available for sale, are stated at the lower of cost or market. Cost is determined by the weighted average cost method and includes certain overhead and internal freight costs capitalized to inventory based on normal operations. Market is determined based on estimated net realizable value, which generally is the estimated merchandise selling price. Mark-downs of inventory below cost are recorded immediately as a reduction of the inventory carrying value and as costs of sales.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

(i)	Advertising Costs
      Costs incurred for the production and distribution of direct response catalogs are capitalized and amortized over their expected period of future benefit. The Company accounts for catalog costs in accordance with SOP 93-7, Reporting on Advertising Costs. SOP 93-7 requires that the amortization of capitalized advertising costs be the amount computed using the ratio that current period revenues for the catalog cost pool bear to the total of current and estimated future period revenues for that catalog cost pool. The capitalized costs of the Company’s direct response advertising are amortized, commencing with the date catalogs are mailed, over the duration of the expected revenue stream, which is typically no more than three months. Unamortized costs as of December 31, 2005, July 2, 2005 and January 1, 2005 were $6,594, $6,220 and $6,790, respectively, and are included in prepaid expenses. All other advertising costs for catalog, Internet and retail operations are expensed as incurred or upon first run for media advertising. Total advertising expense, including the amortization of the above mentioned catalog costs, were $60,966, $43,176, $113,779 and $113,597 for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003, respectively.

(j)	Store Preopening Costs
      Preopening and lease negotiation costs for new retail and outlet stores are expensed as incurred.

(k)	Gift Certificate Liability
      The Company records a liability associated with the sale of gift cards and certificates. The Company reduces the liability and records revenue when the gift card or gift certificate is redeemed by the customer and by an estimated amount of gift cards and gift certificates that will go unredeemed when redemption becomes remote.

(l)	Software Development Costs
      Software development costs are capitalized for internal use software once the software has reached the level of being technologically feasible through the date of implementation and are amortized on a straight-line basis over the estimated useful life of the asset not to exceed three years. Software development costs, net of amortization, included in other assets as of December 31, 2005 and January 1, 2005 were $1,749 and $3,392, respectively. Certain software development cost write-downs included in reorganization costs and expenses, net were $0, $2,453 and $14,142 for the six months ended July 2, 2005, fiscal 2004 and 2003, respectively (See Note 17).

(m)	Property and Equipment
      Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Depreciable lives range from 3 to 40 years for buildings and improvements and 3 to 10 years for fixtures and equipment. Leasehold improvements are amortized over the lesser of the initial term of the lease or expected asset life. The cost of maintenance and repairs of property, plant and equipment is charged to operating expense.
      Interest costs related to assets under construction are capitalized during the construction period. Interest of $281, $0, $0 and $253 was capitalized for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003, respectively.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

(n)	Intangible Assets
      Upon the Company’s adoption of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill and trademarks were determined to have indefinite useful lives and are no longer amortized into results of operations, but instead are reviewed for impairment annually, or more often if impairment indicators arise, and written down and charged to results of operations only in the periods in which the recorded value of goodwill or trademarks is more than fair value.
      The Company uses the two-phase process prescribed in SFAS No. 142 for impairment testing of goodwill and has completed this test in the fourth quarter of each fiscal year since adoption. The first phase identifies indications of impairment; while the second phase (if necessary), measures the impairment. The Company completed an additional step one of the transitional impairment test in the second quarter of fiscal 2003, after the Company’s bankruptcy filing and considering the planned closure of multiple stores, using a discounted cash flow model and a market comparable approach as prescribed, which resulted in no indications of impairment. Additionally, the Company completed its annual impairment test in the fourth quarter of fiscal 2004, which did not result in any impairment charges. See Note 10 for further discussion of the Company’s intangible assets, including its impairment test in respect of fiscal 2005 and related impairment charges recorded during the fourth quarter of fiscal 2005 related to the Company’s trademarks.

(o)	Investments
      Investments in joint ventures for which the Company owns less than 50% of the voting interest and does not demonstrate any other indicators of control are accounted for under the equity method. As a result of the timing of receipt of financial information, the Company records its equity in the earnings (losses) of foreign joint ventures on a one-month lag basis (See Note 11).

(p)	Deferred Financing Costs
      Debt financing costs are capitalized and amortized as interest expense over the terms of the underlying obligation. These deferred financing costs are included in other assets.

(q)	Income Taxes
      Deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Prior to its emergence from Chapter 11, the Company was included in the consolidated federal income tax return of Spiegel’s majority stockholder, Spiegel Holdings, Inc. Income tax expense and benefit in the combined financial statements for periods prior to July 2, 2005 were prepared on a carve-out basis and has been calculated as if the entities and operations of the Company filed consolidated returns on a stand-alone basis, consistent with the requirements of SFAS No. 109, Accounting for Income Taxes. Current income tax payments and refunds were settled through the due to/from Spiegel for periods prior to July 2, 2005.

(r)	Foreign Currency Translation and Exchange Rates
      The financial statements of the Company’s Canadian operations and international joint ventures are translated into U.S. dollars using the exchange rate in effect at the end of each period for assets and liabilities and the average exchange rates in effect during the period for results of operations and cash flows. The related unrealized gains or losses resulting from translation are reflected as a component of accumulated other comprehensive income or loss in stockholders’ equity. Foreign currency transaction losses (gains), which were

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
$367, $229, $1,743 and $388 for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003, respectively, primarily relate to the purchase of merchandise and are included in costs of sales in the consolidated and combined statements of operations as incurred.

(s)	Comprehensive Income (Loss)
      Comprehensive income or loss measures all changes in equity of an enterprise that do not result from transactions with owners. The Company’s other comprehensive income or loss includes foreign currency translation adjustments and additional minimum pension liability adjustments (See Note 20).

(t)	Impairment of Long-Lived Assets and Store Closing Costs
      Long-lived assets, including property and equipment, capitalized software and definite-lived intangible assets, are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable as prescribed by SFAS No. 144, Accounting for the Impairment of Long-Lived Assets. Factors which might trigger impairment include significant underperformance relative to expected operating results, significant changes in the use of the assets or the strategy for the overall business and significant negative industry or economic trends. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets determined using a discounted net cash flows approach. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less cost to sell.
      Impairment charges for fixed assets and costs related to early termination of leases prior to July 2, 2005 were included in reorganization costs and expenses, net, or selling, general and administrative expenses, as applicable. Subsequent to July 2, 2005, these charges of the Successor are reflected in selling, general and administrative expenses. Costs related to early termination of leases consist of lease buyout expense or the difference between the Company’s rent and the rate at which it expects to be able to sublease the properties, net of related costs. This charge is discounted using a credit adjusted risk-free rate in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Most store closures occur upon the lease expiration. Asset impairments and lease rejection costs for store closings related to the Company’s Chapter 11 bankruptcy were recorded as reorganization costs in accordance with SOP 90-7 (See Note 17).
      The closure and impairment of retail and outlet stores in the normal course of business resulted in a loss on impairment of assets of approximately $2,536, $0, $952 and $3,439 for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003, respectively, primarily related to leasehold improvements that have no future benefit. Losses on impairment of assets recorded in the normal course of business are included in selling, general and administrative expense. See Note 17 for discussion of asset impairment charges recorded in conjunction with the Company’s reorganization under Chapter 11.

(u)	Insurance/ Self-Insurance
      A combination of insurance and self-insurance is used to cover a number of risks, including workers’ compensation, general liability, automobile, liability and employee-related health care benefits, a portion of which is reimbursed by the employee. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

(v)	Operating leases, Deferred rent obligations and Unfavorable lease obligations
      The Company leases office facilities, distribution centers, retail store space and data processing equipment under operating leases. Many of the Company’s lease agreements, primarily related to retail store space, provide for tenant improvement allowances, rent escalation clauses and/or contingent rent. Most of the retail store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store’s net sales in excess of a specified threshold. Minimum rental expenses, which include defined scheduled rent increases, are recognized over the term of the lease. The Company recognizes minimum rental expenses on a straight-line basis starting on the earlier of when possession of the property is taken from the landlord or when the Company controls the use of the space, which date normally precedes store opening to provide for a construction period. The current portion of excess straight-line rent expense over scheduled payments is recorded within accrued liabilities and the non-current portion is recorded in deferred rent obligations on the Company’s balance sheets.
      Tenant improvement allowances, which are reflected in deferred rent obligations on the Company’s balance sheets, are amortized on a straight-line basis over the term of the lease as a reduction to rent expense in the statement of operations.
      In accordance with SOP 90-7 and SFAS No. 141, the deferred rent obligations of the Predecessor were removed from the Predecessor’s balance sheet and the leases of the Successor were remeasured to fair value as of July 2, 2005. The remeasurement of the Successor’s leases resulted in the recording of a net unfavorable lease obligation based upon an independent valuation appraisal of the payment terms of the Company’s existing leases as of July 2, 2005. This net unfavorable lease obligation will be amortized on a straight-line basis over the remaining term of the leases. Additional deferred rent obligations associated with the excess of straight-line rent expense over scheduled payments and tenant improvement allowances received subsequent to July 2, 2005 are recorded on the Company’s balance sheet in accrued liabilities and deferred rent obligations.

(w)	Guarantees
      The Company has applied the measurement and disclosure provisions of FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees of the Indebtedness of Others,” to agreements that contain guarantee and certain other indemnification clauses. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The Company is party to various contractual agreements under which it may be obligated to indemnify the other party for certain matters. These contracts include commercial contracts, operating leases, trademarks, financial agreements and various other agreements. Under these contracts, the Company may provide certain routine indemnifications relating to representations and warranties. The terms of these indemnifications range in duration and may not be explicitly defined. The Company is unable to estimate the potential liability for these types of indemnifications as the agreements generally do not specify a maximum amount, and the amounts are often dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant indemnification payments under such agreements and no amounts have been accrued in the Company’s financial statements.
      As of January 1, 2005, the Company had guaranteed the outstanding debt of Spiegel, which had a maximum exposure of approximately $1.4 billion. In connection with the Effective Date of the Plan of Reorganization, this debt and the related guarantee were discharged on June 21, 2005.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

(x)	Derivative Instruments
      The Company uses derivative instruments primarily to manage exposure to fluctuations in interest rates, to lower its overall costs of financing and to manage the mix of floating- and fixed- rate debt in its portfolio. Derivative instruments are not used for trading or speculative purposes. In accordance with SFAS No. 133, Derivative Instruments and Hedging Activities (“SFAS No. 133”), all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. To qualify for hedge accounting treatment, each derivative must be designated as a hedge at inception and evaluated for effectiveness throughout the hedge period. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in the statement of operations. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects earnings. Changes in fair values of derivative instruments that are not designated as hedging instruments and ineffective portions of hedges are immediately recognized in the statement of operations in other income (expense).
      Hedge accounting is discontinued prospectively if and when it is determined that either the derivative instrument no longer meets the requirements for hedge accounting as defined in SFAS No. 133; the derivative instrument expires or is sold, terminated, or exercised; or management determines that the designation of the derivative instrument as a hedging instrument is no longer appropriate. When hedge accounting is discontinued, the derivative instrument will continue to be carried at fair value on the balance sheet, with changes in fair value immediately recognized in the statement of operations, unless the derivative instrument has expired or been sold, terminated, or exercised. Cash flows from derivative instruments designated in hedging relationships are classified in the statements of cash flows under the same categories as the cash flows from the corresponding hedged assets or liabilities. See Note 14 for a discussion of the interest rate swap agreement the Company entered into in October 2005.

(y)	Stock-Based Compensation Expense
      Effective with its adoption of fresh start reporting (See Note 6), the Company adopted SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”), which revises SFAS No. 123, Accounting for Stock-Based Compensation and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. SFAS 123(R) requires that new, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock units (“RSUs”), be recognized in the financial statements based on their fair value and recognized as compensation expense over the vesting period. The Company was not required to select a transition method for the adoption of SFAS No. 123(R) as prior to the Company’s emergence from bankruptcy and corresponding adoption of fresh start reporting, the Company had no share-based payment transactions. See Note 21 for a discussion of the Company’s share-based payment transactions, including stock options and RSUs, issued subsequent to the Company’s emergence from bankruptcy.

(z)	SAC Securitization Interest Asset and Related Promissory Note Obligation
      The Company has recognized current and non-current receivables associated with subordinated interests in certain trusts holding securitized interests in credit card receivables of former Spiegel subsidiaries. Ownership of these subsidiaries was transferred to the Company upon the Effective Date. Additionally, the Company has recognized current and non-current liabilities related to these interests as the Company is obligated to pay 90% of any proceeds received from the trusts to the Creditor’s Trust. The fair value of these interests, estimated using the discounted present value of the estimated future cash flows, along with liabilities equal to 90% of the fair value of the receivables recorded were recognized in conjunction with the Company’s

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
adoption of fresh start reporting on July 2, 2005. See Note 12 for further discussion of the securitization interest assets and related promissory note obligations.
      The receivables are accreted to their present value using the applicable discount rate reflecting an increase to the current and non-current receivables. The corresponding current and non-current liabilities related to these interests are accreted to their present value at an amount equal to 90% of the accretion of the related receivables. The net accretion income is reflected in Other income in the Company’s statement of operations. Additionally, the Company continually assesses the collectibility of the receivables. Adjustments to the receivables for changes in the estimated amounts to be collected, net of the corresponding 90% change in the related current and non-current liabilities are reflected as an increase or decrease to Other income in the Company’s statement of operations.

(aa) Recent Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as defined in SFAS 151. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. As required by SOP 90-7, the Company adopted, as of the fresh start reporting date of July 2, 2005, all accounting guidance that would otherwise become effective within the next twelve months. The adoption of SFAS 151 had no material impact on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. This statement replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and to record compensation cost for all stock awards granted after the required effective date and for awards modified, repurchased, or cancelled after that date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”) relating to the adoption of SFAS 123(R). As required by SOP 90-7, the Company adopted, as of the fresh start reporting date of July 2, 2005, all accounting guidance that would otherwise become effective within the next twelve months. There was no impact to the Company upon the adoption of SFAS 123(R) and SAB No. 107, as the Company had no stock options outstanding as of July 2, 2005. See Note 21 for discussion of stock based compensation issued subsequent to July 2, 2005 that was accounted for in accordance with SFAS 123(R) and SAB No. 107.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No 29. This statement amends the guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, which is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. As required by SOP 90-7, the Company adopted, as of the fresh start reporting date of July 2, 2005, all accounting guidance that would otherwise become effective within the next twelve months. The Company has not entered into any exchanges of non-monetary assets and therefore there was no impact to the Company upon the adoption of SFAS 153.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      In December 2004, the FASB issued FASB Staff Position (“FSP”) No. 109-2 (“FSP 109-2”), Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“AJCA”). The AJCA creates a temporary incentive for U.S. corporations to repatriate foreign subsidiary earnings by providing an elective 85% dividends received deduction for certain dividends from controlled foreign corporations. In August 2005, the Treasury Department and the Internal Revenue Service (“IRS”) issued Notice 2005-64, the third in a series of notices, which was intended to provide additional guidance for U.S. companies evaluating the effect of the AJCA on plans for reinvestment or repatriation of foreign earnings. As required by SOP 90-7, the Company adopted, as of the fresh start reporting date of July 2, 2005, all accounting guidance that would otherwise become effective within the next twelve months. The adoption of FSP 109-2 had no impact on the Company.
      In February 2005, the FASB issued Emerging Issues Task Force (“EITF”) Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Standard No. 144 in Determining Whether to Report Discontinued Operations” (“EITF 03-13”). EITF 03-13 gives guidance on how to evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from ongoing operations and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. EITF 03-13 is effective for fiscal years beginning after December 15, 2004. The Company has applied the provisions of EITF 03-13 when determining its discontinued operations presentation as of December 31, 2005.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions are required to be followed. As required by SOP 90-7, the Company adopted, as of the fresh start reporting date of July 2, 2005, all accounting guidance that would otherwise become effective within the next twelve months. See Note 4 for a discussion of restatements made by the Company related to its financial statements.
      In October 2005, the FASB issued FSP FAS 123(R)-2, Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R) (“FSP 123(R)-2”). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if the award is a unilateral grant and the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company applied the provisions of FSP 123(R)-2 when accounting for its stock based compensation grants for the period ended December 31, 2005.
      In February 2006, the FASB issued FSP FAS 123(R)-4, Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event (“FSP 123(R)-4”). FSP 123(R)-4 provides guidance on the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. In accordance with this standard, a cash settlement feature in an option or similar instruments issued as employee compensation would be classified and measured as equity if it can be exercised only upon the occurrence of a contingent event that is outside the employee’s control and such event is not probable. An option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring, shall be accounted for similar to a modification from an equity to liability award. The Company applied the provisions of FSP 123(R)-4 when

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
accounting for its stock based compensation grants awarded to employees for the period ended December 31, 2005.
      In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140(“SFAS 155”). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS 155 (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (e) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently assessing the impact of SFAS 155, however it does not anticipate that it will have a material impact on its results of operation or financial condition.
      In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (“SFAS 156”). SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will simplify the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. SFAS 156 (a) clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability, (b) requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable, and (c) permits an entity with a separately recognized servicing asset or servicing liability to choose either the amortization method or fair value method for subsequent measurement. Additionally SFAS 156 permits a servicer that uses derivative financial instruments to offset risks on servicing to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute — fair value. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The Company is currently assessing the impact of SFAS 156, however it does not anticipate that it will have a material impact on its results of operation or financial condition.

(6)	Fresh Start Accounting

Fresh Start Adjustments
      The following consolidated balance sheet reflects the implementation of the Plan of Reorganization on July 2, 2005, the date selected by the Company to adopt fresh start reporting. Reorganization adjustments have been recorded in the consolidated balance sheet to reflect the discharge of liabilities, the recapitalization and the adoption of fresh-start reporting in accordance with SOP 90-7.
      Spiegel and the creditor’s committee engaged an independent financial advisor to assist in the determination of the Company’s reorganization value as defined in SOP 90-7. The enterprise value of the Company was calculated to be within an approximate range of $815 million to $915 million, of which the midpoint of the range, $865 million, was used in the determination of reorganization value. Such value was confirmed by the Bankruptcy Court and the creditors’ committee on the Confirmation Date. The equity value of $565 million represents the reorganization value of $865 million less $300 million of post-emergence debt (See Note 13).

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      The reorganization value was determined using various valuation methods including: (i) comparable company analysis, (ii) discounted cash flow analysis and (iii) a comparable acquisitions analysis. Further discussion of these valuation methods is included below.
      Comparable company analysis: The comparable company analysis analyzed the enterprise value of public companies deemed generally comparable to the reorganized Eddie Bauer Holdings. The analysis included a review of the comparable company’s total enterprise value, defined as the sum of the equity market value, market value of long-term debt and the market value of preferred stock, minus cash, as a multiple of 2004 and 2005 expected earnings before interest, taxes, depreciation and amortization (“EBITDA”). These range of EBITDA multiples were then applied to the projected EBITDA of Eddie Bauer Holdings to determine an estimated total enterprise value of Eddie Bauer Holdings. The range of EBITDA multiples for the comparable companies ranged from 4.2x to 11.1x, with a median multiple of 5.8x. Eddie Bauer Holding’s estimated reorganization value represented an approximate EBITDA multiple of 6.0x of their 2005 projected pro forma EBITDA as of July 2, 2005, excluding an implied value associated with tax net operating losses assumed in conjunction with the reorganization.
      Discounted cash flow analysis: The discounted cash flow analysis used a weighted average cost of capital to compute the present value of free cash flows and terminal value of the reorganized Eddie Bauer Holdings. The discounted cash flows valuation assumed a range of 14.5% to 15.5% for the weighted average cost of capital, 3.5% to 4.5% for perpetual growth rates and 5.0x to 6.0x for EBITDA terminal values. These range of values resulted in a valuation range of $745 million to $880 million, excluding an implied value associated with tax net operating losses assumed in conjunction with the reorganization.
      Comparable acquisitions analysis: The comparable acquisitions analysis included a review of the financial terms of certain acquisitions of companies that were believed to be comparable to the reorganized Eddie Bauer Holdings and then applied the EBITDA multiples of such transactions to the projected EBITDA of Eddie Bauer Holdings. The range of EBITDA multiples for the comparable retail company transactions ranged from 2.3x to 12.5x, with a median multiple of 9.0x. Based upon Eddie Bauer Holding’s 2004 pro forma EBITDA and excluding an implied value associated with tax net operating losses assumed in conjunction with the reorganization, the implied valuation range was $838 million to $967 million.
      Tax Net Operating Losses: The reorganization value also included an additional amount representing the estimated value associated with tax net operating losses the Company assumed upon its emergence from bankruptcy. The value of the tax net operating losses was estimated as the realizable net present value of future tax savings from utilization of the net operating losses.
      An estimate of reorganization value involves complex considerations and judgments concerning various factors that could affect the value of an operating business. These analyses are necessarily based on a variety of estimates and assumptions which, though considered reasonable by management, may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control. As a result, the estimate of reorganization value set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein.
      Fresh-start adjustments reflect the allocation of fair value to the Successor’s long-lived assets and the present value of liabilities to be paid as calculated with the assistance of an independent third party valuation specialist. These estimates of fair value and present value have been reflected in the Successor’s consolidated balance sheet as of July 2, 2005.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      The following table reflects the fresh start adjustments to the Predecessor’s combined balance sheet as of July 2, 2005:

	Predecessor	Discharge of				Fresh Start		Successor
	July 2, 2005	Liabilities		Recapitalization		Adjustments		July 2, 2005

	(Restated)	(Restated)		(Restated)		(Restated)		(Restated)

Assets:

Cash and cash equivalents	$40,863							$40,863
Accounts receivable	30,791							30,791
Current assets of discontinued operations	18,324							18,324
Inventories	133,334					1,905	(8)	135,239
Prepaid expenses	22,558							22,558
Current receivables from securitization interests	—					19,898	(7)	19,898
Deferred tax assets — current	4,607			22,398	(2)			27,005

Total Current Assets	250,477	—		22,398		21,803		294,678
Property and equipment	141,062					34,251	(8)	175,313
Goodwill	76,601					143,880	(10)	220,481
Trademarks	58,756					166,244	(8)	225,000
Other intangible assets, net	—					44,000	(8)	44,000
Other assets	19,926					3,678	(8)	23,604
Receivables from securitization interests	—					130,616	(7)	130,616
Deferred tax assets — noncurrent	7,039			173,591	(2)	(108,317	)(2)	72,313

Total Assets	$553,861	$—		$195,989		$436,155		$1,186,005

Liabilities:
Trade accounts payable	$59,596							$59,596
Accrued expenses	95,724			966	(4)	(7,995	)(9)	88,695
Due to Spiegel	27,722	(27,722	)(1)					—
Current liabilities related to securitization interests	—					17,908	(7)	17,908
Current liabilities of discontinued operations	9,356					1,036	(9)	10,392
Current portion of long-term debt	—			3,000	(3)			3,000

Total Current Liabilities	192,398	(27,722)		3,966		10,949		179,591
Deferred rent obligations	31,101					(31,101	)(9)	—
Unfavorable lease obligation	—					6,483	(9)	6,483
Long-term debt	—			297,000	(3)			297,000
Non-current liabilities related to securitization interests	—					117,554	(7)	117,554
Pension and other post-retirement liabilities	3,638			16,839	(4)			20,477
Non-current liabilities of discontinued operations	1,042					(1,042	)(9)	—

Total Liabilities Not Subject to Compromise	228,179	(27,722)		317,805		102,843		621,105
Liabilities subject to compromise — Continuing operations	71,139	(71,139	)(1)					—
Liabilities subject to compromise — Discontinued operations	8,698	(8,698	)(1)	—				—

Total Liabilities	308,016	(107,559)		317,805		102,843		621,105

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

	Predecessor	Discharge of				Fresh Start		Successor
	July 2, 2005	Liabilities		Recapitalization		Adjustments		July 2, 2005

	(Restated)	(Restated)		(Restated)		(Restated)		(Restated)
Stockholders’ Equity:
Common stock:
Eddie Bauer Holdings, Inc. $0.01 par value, 100 million shares authorized; 30 million shares issued and outstanding	—			300	(5)			300
Eddie Bauer, Inc. $100 par value, 10,000 shares authorized; 5,000 shares issued and outstanding	500			(500	)(5)			—
DFS, Inc. $100 par value, 1,000 shares authorized; 1,000 shares issued and outstanding	100			(100	)(5)			—
Additional paid-in capital	261,595			(121,516	)(5)	424,521	(10)	564,600
Accumulated deficit	(15,206)	107,559	(1)			(92,353	)(6)	—
Accumulated other comprehensive loss, net of taxes	(1,144)					1,144	(6)	—

Total Stockholders’ Equity	245,845	107,559		(121,816)		333,312		564,900	(10)

Total Liabilities and Stockholders’ Equity	$553,861	$—		$195,989		$436,155		$1,186,005

(1)	In accordance with SOP 90-7, the Company recorded a gain of $107,559 in the Predecessor financial statements during the six months ended July 2, 2005 resulting from the discharge of its liabilities subject to compromise with third parties and the discharge of its intercompany balance with Spiegel. As discussed in Note 5(q), for purposes of the Predecessor financial statements any current income tax expense or benefit related to Predecessor operations has been reflected as a charge or credit to the intercompany account with Spiegel. Accordingly, the gain on the discharge of liabilities was calculated to include the effect of (i) the gain from the discharge of these amounts prior to any income tax effect on the intercompany balance with Spiegel and (ii) the increased gain resulting from the discharge of the increased intercompany balance with Spiegel for the related income tax expense applicable to (i) above. The effect of this “gross-up” was to increase the gain on discharge of liabilities and related income tax expense by $45.6 million over the amount of the gain which would have otherwise been reported. In view of the fact that any remaining intercompany balance with Spiegel was discharged under the confirmed Plan of Reorganization, the income tax expense related to the gain on discharge of liabilities was not actually paid.

(2)	To record the NOLs, net of a valuation allowance, of FSAC and SAC, two former subsidiaries of Spiegel, ownership of which subsidiaries was transferred to the Company upon the Effective Date. See Note 19 for further discussion of the NOLs assumed. Additionally, in accordance with SOP 90-7, the Company established deferred tax assets and liabilities associated with the fair value adjustments recorded with its fresh start accounting.

(3)	To record the $300 million Senior Secured Term Loan executed by the Company on the Effective Date. Proceeds of the Senior Secured Term Loan were used to pay-off former creditors of Spiegel and the Company. See Note 13 for a further description of the Senior Secured Term Loan, which was amended in April 2006.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

(4)	To record the present value of the liabilities associated with former medical, pension and other post-retirement plans of Spiegel, which were assumed by the Company on the Effective Date. See Note 20 for further discussion of the Spiegel pension and other post-retirement plans assumed by the Company.

(5)	To record the cancellation of the prior equity interests of the Predecessor and reflect the recapitalization and issuance of 30 million common shares of Eddie Bauer Holdings, Inc. on the Effective Date.

(6)	To record adjustments to eliminate the retained earnings and accumulated other comprehensive loss of the Predecessor in accordance with SOP 90-7.

(7)	To record the discounted present fair values of the Company’s securitized interests in certain accounts receivable of FSAC and SAC and the corresponding liability, equal to 90% of the discounted present fair value of the accounts receivables. See Note 12 for further discussion of the Company’s securitization interests.

(8)	To record the adjustments required to reflect the fair value of the Company’s inventory, property and equipment, intangible assets, and investments in foreign joint ventures.

(9)	To record adjustments to remove the Company’s deferred rent obligations as of July 2, 2005 and record a net unfavorable lease obligation as based upon an independent valuation appraisal, the payment terms of the majority of the Company’s existing leases as of July 2, 2005 were at a premium to prevailing market rates for similar properties.

(10)	To record the enterprise value of the Company as of the fresh start date of $865 million less the $300 million of debt issued by the Company on the Effective Date. The excess of the enterprise value over the identifiable tangible and intangible assets and liabilities was reflected as an adjustment to goodwill.

Accounting Policies
      As part of the provisions of SOP 90-7, the Company was required to adopt on July 2, 2005 all prospective accounting guidance that was required to be effective within a twelve-month period. The significant accounting policies used by the Predecessor will continue to be used by the Successor.

(7)	Discontinued Operations
      In February 2005, the Company announced its plans to discontinue operating the “Eddie Bauer Home” concept, which was approved by the Bankruptcy Court. The decision to close the Eddie Bauer Home stores was made in order to allow the Company to refocus its efforts on its primary retail business of selling apparel and accessories. As of the decision date, the Company operated 34 Eddie Bauer Home stores. The Eddie Bauer Home store inventories were liquidated by discounting the merchandise in the Eddie Bauer Home stores and through the Company’s Internet site. All store locations were closed by September 2005. The Company recorded asset impairment charges totaling $10,440, which were included in discontinued operations on the statement of operations for the six months ended July 2, 2005, related to store closures.
      The financial data of the Eddie Bauer Home operations, included in discontinued operations for all periods is presented below. Interest expense (income) has been allocated to discontinued operations for each

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
period based upon the average intercompany balance outstanding and totaled $(15), $7, $44 and $(516) for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003, respectively.

	Successor	Predecessor
	Six Months Ended	Six Months Ended	Predecessor	Predecessor
	December 31, 2005	July 2, 2005	2004	2003

Total revenue	$13,890	$39,177	$75,355	$98,790
Income (loss) before taxes	(1,440)	(4,347)	4,727	10,085
Income tax (benefit) expense	—	(1,686)	1,834	3,914
Net income (loss)	(1,440)	(2,661)	2,893	6,171
      Assets and liabilities as of December 31, 2005, July 2, 2005 and January 1, 2005 were as follows:

			Predecessor
		Successor	January 1,
	Successor	July 2, 2005	2005
	December 31, 2005	(Restated)	(Restated)

Cash	$—	$3,293	$757
Receivables, net	—	2,754	2,240
Inventory	—	11,532	16,944
Other current assets	498	745	1,386

Total current assets	$498	$18,324	$21,327

Property and equipment, net	$—	$—	$10,083
Other assets	—	—	305

Total non-current assets	$—	—	$10,388

Accounts payable	$—	$3,324	$3,972
Accrued expenses and other current liabilities	—	7,068	6,249

Total current liabilities	$—	$10,392	$10,221

Non-current liabilities	$—	$—	$6,418
Liabilities subject to compromise	—	—	7,986

Total non-current liabilities	$—	$—	$14,404

(8)	Earnings per Share
      Earnings per share data have been included for periods subsequent to July 2, 2005. As discussed in Note 2, on June 21, 2005, Eddie Bauer Holdings was formed and 30 million common shares of Eddie Bauer Holdings were distributed pursuant to the Plan of Reorganization in satisfaction of pre-petition claims. As the Company chose the date of July 2, 2005 to apply its fresh start reporting, no earnings per share data has been included for the period of June 21, 2005 through July 2, 2005. Additionally, no earnings per share data is presented in the historical combined financial statements of Eddie Bauer, Inc. and its related operations as they were wholly-owned subsidiaries of Spiegel and there were no shares outstanding for the combined entity.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      The following table presents the computation of income (loss) per basic and diluted share for periods subsequent to July 2, 2005:

Successor
Six Months Ended
December 31, 2005

Loss from continuing operations	$(21,348)
Loss from discontinued operations	(1,440)

Net loss	$(22,788)
Weighted average common shares outstanding	29,995,092
Net effect of dilutive stock options(a)	—

Weighted average common shares and equivalents outstanding	29,995,092
Income (loss) per basic share:
Loss from continuing operations	$(0.71)
Loss from discontinued operations	(0.05)

Net loss	$(0.76)
Income (loss) per diluted share:
Loss from continuing operations	$(0.71)
Loss from discontinued operations	(0.05)

Net loss	$(0.76)

(a)	As of December 31, 2005, there were 651,668 Eddie Bauer Holdings common stock options and 1.0 million restricted stock units outstanding that were antidilutive and therefore were excluded from the calculation of diluted earnings per share.

(9)	Receivables
      Included in accounts receivables as of December 31, 2005, July 2, 2005 and January 1, 2005 is $8,369, $0 and $14,772, respectively, due from Alliance Data Systems (“ADS”), of which $7,020 and $13,764, respectively, represented 10% and 20%, respectively, of holdback amounts on the outstanding principal portion of credit card receivables of ADS, generated from sales of the Company’s products. Subsequent to the termination of the Company’s agreement with FCNB (a former Spiegel affiliate) for its private label credit card operations in March 2003, the Company entered into an agreement with World Financial Network National Bank, a subsidiary of ADS on May 2, 2003 whereby ADS issues and manages private-label credit cards for the Company’s merchant operations. Upon a customer’s use of these credit cards, ADS pays the Company the balance charged less a holdback, which is then paid to the Company upon ADS’s collection from the customer. ADS, under certain limited conditions, may draw upon the holdback, as reimbursement for a portion of its write-offs in connection with customers’ failure to pay their credit card accounts and therefore reducing the amount it owes the Company. The holdback percentage was initially 20%, but was reduced to 10% upon the Company’s emergence from Chapter 11, and, thereafter, will be eliminated if the Company satisfies certain financial criteria. The Company assesses the collectibility of this receivable on an ongoing basis based upon the Company’s progress in achieving certain financial criteria (in terms of reducing the holdback) and the level of collections from customers.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

(10)	Intangible Assets

Carrying Values of Intangible Assets and Amortization Expense
      Summarized below are the carrying values for the major classes of intangible assets that are amortized under SFAS No. 142 as well as the carrying values of those intangible assets that are not amortized.

	Successor as of December 31, 2005

		Gross Carrying	Accumulated
	Useful Life	Amount	Amortization

Intangible assets subject to amortization:
Customer lists	3.5 years	$9,000	$(1,994)
Licensing agreements	6 years	$35,000	$(2,917)
Intangible assets not subject to amortization:
Trademarks	n/a	$185,000	n/a
Goodwill	n/a	$220,481	n/a
      The following table provides a rollforward of goodwill for the year ended December 31, 2005:

Goodwill balance as of January 1, 2005	$76,601
Net impact of fresh start adjustments recorded as of July 2, 2005 (See Note 6)	143,880
Goodwill balance as of December 31, 2005	$220,481
      The following table presents the estimated amortization expense for each of the following periods:

Estimated amortization expense for fiscal years:
2006	$9,368
2007	$8,052
2008	$7,085
2009	$5,833
2010	$5,834
Thereafter	$2,917

$39,089

Impairment Charges of Indefinite-Lived Intangible Assets
      As discussed in Note 6 above, the Company’s adoption of fresh start reporting effective July 2, 2005, resulted in the recording of indefinite-lived intangible asset values of $220,481 and $225,000 for goodwill and trademarks, respectively.
      During the fourth quarter of fiscal 2005, the Company completed its annual impairment tests for both goodwill and trademarks in accordance with SFAS No. 142, which resulted in a pretax impairment charge totaling $40,000 related to trademarks, which was reflected in impairment of indefinite-lived intangible assets on the Company’s statement of operations. The fair value of the Company’s trademarks as of the fourth quarter of fiscal 2005 was estimated to be $185,000 and was determined using the discounted present value of estimated future cash flows, which included a long-term growth rate of 3.5% and a discount rate of 16%. The decline in the fair value of the Company’s trademarks since July 2, 2005 was due principally to decreases in projected revenues.
      The Company’s impairment evaluations were performed with the assistance of an independent valuation firm. The evaluations of both goodwill and trademarks included reasonable and supportable assumptions and

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
projections and were based on estimates of projected future cash flows. The Company experienced lower than anticipated sales during the third and fourth quarters of 2005, indicative of a weaker than expected response by its customers to the Company’s fall and winter 2005 merchandise collection. These projections assume that the Company successfully introduces merchandise assortments that appeal to its core customer tastes and preferences and responds to future changes in customer style preferences in a timely and effective manner. These estimates of future cash flows are based upon the Company’s experience, historical operations of the stores, catalogs and Internet sites, estimates of future profitability and economic conditions. Future estimates of profitability and economic conditions require estimating such factors as sales growth, employment rates and the overall economics of the retail industry for up to twenty years in the future, and are therefore subject to variability, are difficult to predict and in certain cases, beyond the Company’s control.
      The discounted cash flow valuations used discount rates that represented the Company’s weighted average cost of capital for each respective asset group and were consistent with the discount rates utilized for the enterprise and trademark valuations as of the Company’s fresh start reporting date. The assumptions utilized by management were consistent with those developed in conjunction with the Company’s long-range planning process. If the assumptions and projections underlying these evaluations are not achieved, or should the Company ultimately adopt and pursue different long-range plans, the amount of the impairment could be adversely affected. Accordingly, there can be no assurance that there will not be additional impairment charges in the future based on future events and that the additional charges would not have a materially adverse impact on the Company’s financial position or results of operations.
      The annual impairment review of the Company’s goodwill balance as of the fourth quarter of fiscal 2005 was completed using the two-step approach prescribed in SFAS No. 142. The first step included a determination of the enterprise value of the Company using primarily a discounted cash flow model, which included a long-term growth rate of 3.5% and a discount rate of 13%. The valuation was based on using the discounted cash flow model and was further supported by valuations using market comparables and market transactions for other retail companies. The Company determined that it has one reporting unit for purposes of its goodwill impairment test. The premise of the discounted cash flow model was based upon the Company’s internal plans related to the future cash flows of the Company’s primary assets. In order to assess the fair value of the Company in its entirety, following the calculation of the discounted cash flows of the Company’s primary assets, the fair value of the Company’s interest-bearing debt was deducted and the fair values of the assets not contributing to the discounted cash flows of the Company’s primary assets, including the Company’s net operating loss carryforwards, were added to derive the fair value of the Company’s total net assets. Upon completion of step one of the goodwill impairment test, the estimated fair value of the Company exceeded the carrying value of the Company’s net book value and long-term debt. Accordingly, the Company was not required to complete step two of the goodwill impairment test.

(11)	Investments in Foreign Joint Ventures
      The Company has a 30% interest in Eddie Bauer Japan, Inc. (“Eddie Bauer Japan”), a joint venture established to sell Eddie Bauer merchandise in Japan. The remaining 70% interest is held by a joint venture, half of which is owned by Otto Sumisho, Inc. (a joint venture company of Otto KG, a former Spiegel affiliate, and Sumitomo Corporation).
      The Company has a 40% interest in Eddie Bauer GmbH & Co. (“Eddie Bauer Germany”), a joint venture established to sell Eddie Bauer merchandise in Germany. The remaining 60% is held by Heinrich Heine GmbH and Sport-Scheck GmbH (both former Spiegel affiliates and subsidiaries of Otto KG).
      The investments in these joint ventures are accounted for using the equity method and are included in other assets on the consolidated and combined balance sheets. As of December 31, 2005 and July 2, 2005, the

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
carrying value of investments accounted for under the equity method exceed the Company’s share of the underlying reported net assets by $3,678.
      The Company had accounts receivable, investment balances and royalty income of:

	Eddie Bauer	Eddie Bauer
	Japan	Germany

Accounts receivable:
December 31, 2005 (Successor)	$2,416	$1,314
July 2, 2005 (Successor)	761	3,272
January 1, 2005 (Predecessor)	935	1,773
Investment:
December 31, 2005 (Successor)	$12,493	$5,163
July 2, 2005 (Successor)	13,000	5,533
January 1, 2005 (Predecessor)	9,804	4,797
Royalty income:
Six months ended December 31, 2005 (Successor)	$2,082	$1,012
Six months ended July 2, 2005 (Predecessor)	2,021	985
2004 (Predecessor)	3,803	2,535
2003 (Predecessor)	3,875	2,708
      The Company records its equity in the earnings (losses) on foreign joint ventures on a one-month lag basis. Accordingly, summarized financial information of these joint ventures as of November 30, 2005 and November 30, 2004 is as follows:

	Eddie Bauer	Eddie Bauer
	Japan	Germany

As of November 30, 2005:
Current assets	$35,886	$21,795
Total assets	60,639	25,467
Current liabilities	31,257	12,559
Total liabilities	31,257	12,559
Total partners’ capital	29,382	12,908
As of November 30, 2004:
Current assets	$38,560	$24,398
Total assets	66,955	26,211
Current liabilities (Restated)	34,276	14,218
Total liabilities	34,276	14,218
Total partners’ capital	32,679	11,993

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      Summarized financial information for the twelve months ended November 30, 2005, November 30, 2004 and November 30, 2003 is as follows:

	Eddie Bauer	Eddie Bauer
	Japan	Germany

Twelve months ended November 30, 2005:
Net revenue	$123,981	$64,774
Gross margin	76,595	32,616
Net income (loss)	2,077	(2,380)
Twelve months ended November 30, 2004:
Net revenue	$118,175	$72,705
Gross margin	73,049	38,399
Net income	1,954	6,115
Twelve months ended November 30, 2003:
Net revenue	$104,775	$66,660
Gross margin	65,767	30,613
Net income (Restated)	940	293

(12)	SAC and FSAC Securitization Interests and Related Eddie Bauer Holdings Promissory Note
      As discussed in Note 2, in conjunction with its emergence from bankruptcy, ownership of FSAC and SAC was transferred to Eddie Bauer Holdings. FSAC and SAC were special-purpose entities created by Spiegel in prior years to accomplish securitizations of certain credit card receivable portfolios and were not parties to the Chapter 11 bankruptcy filing. As more fully described below, as of the date of fresh start accounting, the FSAC and SAC subsidiaries each owned a securitization interest (the “Securitization Interests,” the “SAC Securitization Interest,” or the “FSAC Securitization Interest,” as is applicable) in subordinated amounts that might arise from post-emergence recoveries in certain pre-petition securitization transactions to which Spiegel and its subsidiaries were a party. In addition, in connection with its emergence from bankruptcy proceedings, Eddie Bauer Holdings issued a non-recourse promissory obligation to a liquidating trust (the “Promissory Note”) established for the benefit of the creditors of Spiegel (the “Creditor Trust”) pursuant to which Eddie Bauer Holdings is obligated to pay to the Creditor Trust 90% of any proceeds received by FSAC and SAC in respect of these Securitization Interests. This Promissory Note is payable only from the proceeds (if any) received by Eddie Bauer Holdings in respect of the Securitization Interests.
      Pursuant to a settlement agreement with MBIA Insurance Corporation (a guarantor of payments of the Spiegel Credit Card Master Note Trust, the “Note Trust”), SAC had assigned to the MBIA Settlement Trust (the “Settlement Trust”) any rights that SAC had in its seller’s interest, collateral or other interest in the Note Trust as of the effective date. Accordingly, SAC is entitled to receive any residual amount from the Settlement Trust once the original note holders are paid and certain MBIA expenses and other claims are satisfied. Neither Eddie Bauer Holdings nor SAC control, manage or otherwise exert any influence over the operation, financial policies or performance of either the Note Trust or the Settlement Trust. In addition, neither Eddie Bauer Holdings nor SAC guarantee or are otherwise committed to assure any performance or financial result of the Note Trust or the Settlement Trust. FSAC is not a party to the Note Trust or Settlement Trust.
      There are no amounts recorded in the Predecessor’s combined financial statements herein in respect of the Securitization Interests or the related Promissory Note as the SAC and FSAC entities were not transferred to Eddie Bauer Holdings from Spiegel until the emergence from Chapter 11 and, accordingly, were

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
not included as a component of the Predecessor’s combined financial statements. Moreover, Spiegel had fully written off the book value of these interests in periods prior to the Effective Date. The following table summarizes the amounts reflected in the Successor’s consolidated financial statements as of and subsequent to July 2, 2005:

	Successor	Successor
	At	At July 2,
	December 31,	2005
	2005	(Restated)

Assets:
Current receivables from securitization interests:	$62,907	$19,898
Non-current receivables from securitization interests:	76,434	130,616

Total Assets	$139,341	$150,514

Liabilities:
Current liabilities related to securitization interests:	$56,616	$17,908
Non-current liabilities related to securitization interests:	68,791	117,554

Total Liabilities	$125,407	$135,462

Successor
Six Months Ended
December 31,
2005

Statement of Operations:
Accretion income related to receivables from securitization interests	$8,724
Accretion expense related to liabilities from securitization interests	$(7,851)

Net accretion income classified in Other income	$873

Fair Value at Fresh Start Date
      In order to estimate the fair value of the existing Securitization Interests and the related Promissory Note as of the Effective Date in accordance with the fresh start accounting standards pursuant to SOP 90-7, the Company performed the following:
      FSAC Securitization Interest — Fair value was determined using the actual amounts received in December 2005 of $19,898 to value the FSAC Securitization Interest as of July 2, 2005; the majority of these proceeds arose from the required liquidation of the remaining FSAC receivables at that time. No discount rate was applied to the fair value of the FSAC Securitization Interest as of July 2, 2005 due to the short time period subsequent to the Effective Date in which the proceeds were received and subsequently paid to the Creditor Trust.
      SAC Securitization Interest — Fair value was determined with the assistance of a valuation specialist by estimating the discounted cash flows expected to be realized by SAC, which was estimated to be $130,616 as of July 2, 2005. The valuation of the SAC Securitization Interest and the related discounted cash flows was based on a review of the applicable trust certificates, servicer’s certificates, trust distribution reports, trustee reports, bank accounts and various agreements and indentures. A discount rate of 30% was used, based, in part, on review of the discount rate disclosures of several publicly held companies (8% to 12%) as well as consideration of the rate that Spiegel used prior to bankruptcy (15%). The discount rate of 30% included a 13% discount rate the Company used to calculate the present value the estimated collections as of July 2, 2005. The discount rate of 13% is consistent with the discount rate used by the Company in performing its annual enterprise fair value using a discounted cash flow model for purposes of its annual impairment test of

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
goodwill (See Note 10). An additional 17% discount was applied to reflect uncertainties associated with the following factors: (i) the portfolio is currently amortizing, (ii) the charge off experience exceeds similar private label portfolios of public companies and (iii) credit is no longer being extended to its customers.
      Issuance of Promissory Note by Eddie Bauer Holdings — In view of the payment terms of the Promissory Note, the amount recorded in respect of the obligation is and will remain equal to 90% of the fair value amounts recorded for the Securitization Interests assets.

(13)	Debt

Senior Secured Revolving Credit Facility
      On June 21, 2005, Eddie Bauer, Inc. executed a loan and security agreement with Bank of America, N.A., General Electric Capital Corporation and The CIT Group/Business Credit, Inc. The senior secured revolving credit facility is comprised of a revolving line of credit consisting of revolving loans and letters of credit up to $150 million to fund working capital needs.
      Advances under the revolving credit facility may not exceed a borrowing base equal to various percentages of our eligible accounts receivable balances and eligible inventory, less specified reserves. The revolving credit facility is secured by a first lien on the Company’s inventory and certain accounts receivable balances and by a second lien on all of the Company’s other assets other than the Groveport facility. The revolving credit facility is guaranteed by Eddie Bauer Holdings and certain of its subsidiaries, including its primary operating subsidiary, Eddie Bauer, Inc. The Company’s availability under the revolving credit facility was $97.5 million as of December 31, 2005. As of December 31, 2005, the Company had $2.0 million of letters of credit outstanding under the revolving credit facility. As of April 1, 2006, the Company’s availability was approximately $83.6 million and $0 had been drawn under the revolving credit facility.
      Borrowings under the revolving credit facility bear interest at:

•	LIBOR plus 1.25% if the average aggregate outstanding (based upon the preceding calendar month) is less than $75 million; or

•	LIBOR plus 1.50% if the average aggregate outstanding is greater than or equal to $75 million.
      The weighted average interest rate paid by the Company on the outstanding revolving credit facility for the six months ended December 31, 2005 was 5.9%. In addition, the Company is required to pay an unused commitment fee of 0.25% per annum on the unused amount, plus a letter of credit fee. The revolving credit facility is scheduled to terminate on June 21, 2010.
      The agreement requires that at any time the availability under the agreement is less than 10% of the maximum revolver available, the Company is required to maintain a consolidated fixed charge coverage ratio of at least 1.25:1.00. The agreement also limits the Company’s capital expenditures to $50 million in 2005, $60 million in 2006, 2007, and 2008, and $70 million in 2009 and 2010. Finally, there are additional covenants that restrict the Company from entering into certain merger, consolidation and sale transactions outside the normal course of business; from making certain distributions or changes in our capital stock; from entering into certain guarantees; from incurring debt beyond what is specified within the agreement; and other customary covenants. In April 2006, the Company obtained waivers from the lenders for certain defaults and events of default under the revolving credit facility relating primarily to previously due financial and business reports and, in connection with name changes of two subsidiaries, the perfection of security interests in collateral and notice requirements.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

Senior Secured Term Loan
      On June 21, 2005, Eddie Bauer, Inc. entered into a $300 million senior secured term loan agreement with various lenders, with JPMorgan Chase, N.A. as administrative agent. As of June 21, 2005, the term loan was a base rate loan. On June 23, 2005, the Company converted 100% of the term loan to Eurodollar loans. In accordance with the term loan agreement, the Company is required to repay $750 on a quarterly basis from September 30, 2005 through March 31, 2011, with the remaining balance of $282.8 million due upon maturity of the loan on June 21, 2011. In April 2006, in view of the Company’s expectation that it would not meet certain financial covenants contained in the term loan agreement, and to provide the Company with additional flexibility to pursue its turnaround strategy, the Company amended certain provisions of the term loan relating primarily to financial covenant ratios and operational covenants (including capital expenditures, permitted collateral sales and store openings/closings). The following description gives effect to this amendment.
      The term loan agreement includes mandatory prepayment provisions, including a requirement that 50% (reduced to 25% if the Company’s consolidated leverage ratio on the last day of the relevant fiscal year is not greater than 1.75 to 1.00) of any excess cash flows, as defined in the agreement and measured on an annual basis beginning December 31, 2005, be applied to repayment of the loan. The amount of such excess cash flows for the fiscal year ended December 31, 2005 required to be repaid was $21,000 and such amount has been included within current portion of long-term debt on the Company’s consolidated balance sheet as of December 31, 2005. The term loan is secured by a first lien on certain of the Company’s real estate assets and trademarks and by a second lien on all of the Company’s other assets.
      Interest on the loan is calculated as the greater of the prime rate or the federal funds effective rate plus one-half of one percent plus 2.50% to 3.25% in the case of a base rate loan, or LIBOR plus 3.50% to 4.25% in the case of Eurodollar loans, based upon the Company’s corporate credit rating issued from time-to-time by Moody’s and Standard & Poor’s, provided that interest on the loan will be increased by 0.50% until the date that the aggregate principal amount of the loans outstanding is less than $225 million as a result of asset sales or voluntary prepayments from operating cash flow. Interest is payable quarterly on the last day of each March, June, September and December for base rate loans. For Eurodollar loans having an interest period of three months or less, the last day of such interest period, or for Eurodollar loans having an interest period of longer than three months, each day that is three months after the first day of such interest period. The agreement required the Company to enter into interest rate swap agreements such that at least 50% of the aggregate principal amount of the outstanding loan is subject to either a fixed interest rate or interest rate protection for a period of not less than three years. See Note 14 for a discussion of the interest rate swap agreement the Company entered into in October 2005.
      Under the agreement, the Company’s consolidated leverage ratio calculated on a trailing 12-month basis must be less than:

•	4.25 to 1.00 for the fiscal quarter ending March 31, 2006;

•	5.25 to 1.00 for the next three fiscal quarters;

•	4.00 to 1.00 for the fiscal quarter ending March 31, 2007;

•	2.50 to 1.00 for the next three fiscal quarters; and

•	thereafter being reduced on a graduated basis to 1.50 to 1.00 at March 31, 2009.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      In addition, the Company’s consolidated fixed charge coverage ratio calculated on a trailing 12-month basis must be greater than:

•	1.10 to 1.00 for the fiscal quarter ending March 31, 2006;

•	0.95 to 1.00 for the fiscal quarter ending June 30, 2006;

•	0.90 to 1.00 for the fiscal quarter ending September 30, 2006;

•	0.95 to 1.00 for the fiscal quarter ending December 31, 2006;

•	0.975 to 1.00 for the fiscal quarter ending March 31, 2007; and

•	thereafter increasing to 1.50 to 1.00 for the quarters ending June 30, 2007 through June 30, 2011.
      In addition to the financial covenants, the agreement limits the Company’s capital expenditures (net of landlord contributions) to $36 million in 2006, $45 million in 2007, $60 million in 2008, and $70 million in each of 2009, 2010 and 2011. Finally, there are additional covenants that restrict the Company from entering into certain merger, consolidation and sale transactions outside the normal course of business; from making certain distributions or changes in its capital stock; from entering into certain guarantees; from incurring debt beyond what is specified within the agreement; and other customary covenants. In April 2006, in connection with the term loan amendment, the Company obtained waivers from the lenders for certain defaults and events of default under the term loan relating primarily to previously due financial and business reports and, in connection with name changes of two subsidiaries, the perfection of security interests in collateral and notice requirements. As a result of the term loan amendment, the interest rates were increased by 1.50% over what the prior agreement required, which rates will be reduced by 0.50% when the term loan balance is reduced below $225 million as a result of asset sales or voluntary prepayments from operating cash flow.
      Maturities of the Company’s long-term debt, including excess cash flows required to be repaid as of December 31, 2005, but excluding any mandatory prepayment provisions discussed above subsequent to December 31, 2005, are as follows:

Amount

Fiscal:
2006	$24,000
2007	3,000
2008	3,000
2009	3,000
2010	3,000
Thereafter	262,500

$298,500

(14)	Derivatives
      The Company uses derivative instruments primarily to manage exposure to fluctuations in interest rates, to lower its overall costs of financing and to manage the mix of floating- and fixed- rate debt in its portfolio. The Company’s derivative instruments as of December 31, 2005 included an interest rate swap agreement that the Company entered into in October 2005. In accordance with the requirements under the Company’s term loan, in October 2005, the Company entered into an interest rate swap agreement with a total notional value of $150,000, or 50% of the outstanding amount under its term loan as of that date. The notional amount of the interest rate swap totaled $149,250 as of December 31, 2005. The interest rate swap agreement effectively

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
converts 50% of the outstanding amount under the term loan, which is floating-rate debt to a fixed-rate by having the Company pay fixed-rate amounts in exchange for the receipt of the amount of the floating-rate interest payments. Under the terms of the interest rate swap agreement, a monthly net settlement is made for the difference between the fixed rate of 4.665% and the variable rate based upon the monthly LIBOR rate on the notional amount of the interest rate swap. The interest rate swap agreement terminates in conjunction with the termination of the term loan in June 2011.
      Upon entering into the interest rate swap agreement, the Company did not contemporaneously designate the interest rate swap as a cash flow hedge of 50% of its senior term loan. The fair value of the interest rate swap was determined to be $787 as of December 31, 2005 and was recorded in other assets on the consolidated balance sheet with the offset to other income in the Company’s statement of operations for the six months ended December 31, 2005. The fair value of the interest rate swap was estimated based upon the present value of the future cash flows of the interest rate swap. No amounts were recognized in the statement of operations as a result of the discontinuance of cash flow hedges due to it no longer being probable that the original forecasted transaction would not occur.
      Subsequent to December 31, 2005, the Company reassessed its hedging strategy and in accordance with SFAS No. 133, the Company designated the interest rate swap as a cash flow hedge of 50% of its outstanding senior secured term loan. No portion of the interest rate swap was excluded from the assessment of the hedge’s effectiveness. All critical terms of the derivative hedging instrument and the hedged forecasted transaction were not identical and, accordingly, the interest rate swap does not qualify for the “shortcut method” as defined in SFAS No. 133. On a quarterly basis, the Company will assess and measure the effectiveness of the cash flow hedge using the changes in variable cash flows method. In performing its assessment as of December 31, 2005, the changes in cash flows of the derivative hedging instrument were within 80 to 125 percent of the opposite change in the cash flows of the hedged forecasted transaction and therefore the Company concluded that the hedge was highly effective. Beginning in the first quarter of fiscal 2006, the effective portion of the cash flow hedge will be recorded within other comprehensive income (loss) and any ineffective portion will be recorded in the Company’s statement of operations.

(15)	Fair Value of Financial Instruments
      The carrying values of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments.
      The carrying value of the Company’s long-term debt as of December 31, 2005 totaled $298.5 million. The Company estimated the fair value of its long-term debt to be $288.8 million as of December 31, 2005. The fair value estimate was based upon market quotes obtained from external sources.
      As of December 31, 2005, the Company was a party to an interest rate swap agreement with a total notional value of $149.3 million. The Company estimated the fair value of the interest rate swap agreement to be $787 as of December 31, 2005, based upon the discounted present value of the future net cash flows of the interest rate swap.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

(16)	Supplemental Financial Information

Supplemental Statement of Operations Information:
      Depreciation and amortization:

	Successor	Predecessor
	Six Months	Six Months
	Ended	Ended	Predecessor	Predecessor
	December 31, 2005	July 2, 2005	2004	2003

		(Restated)		(Restated)
Depreciation	$20,533	$15,191	$37,708	$49,378
Amortization of internal-use software	862	980	3,434	7,961
Amortization of deferred financing costs	283	—	—	—
Amortization of intangible assets	4,911	—	—	—

Total depreciation and amortization	$26,589	$16,171	$41,142	$57,339

Supplemental Balance Sheet Information:
      Property and equipment:

	Successor	Successor	Predecessor
	December 31,	July 2,	January 1,
	2005	2005	2005

		(Restated)	(Restated)
Land	$7,471	$7,471	$1,259
Buildings and improvements	53,749	53,596	77,798
Leasehold improvements	79,961	67,668	208,866
Fixtures and equipment	47,406	38,391	164,935
Construction in progress	12,744	8,187	3,070

	201,331	175,313	455,928
Less accumulated depreciation and amortization	18,723	—	308,277

Property and equipment, net	$182,608	$175,313	$147,651

      Trade Accounts Payable:
      Trade accounts payable include bank overdraft of $15,729, $11,204 and $10,407 at December 31, 2005, July 2, 2005 and January 1, 2005, respectively.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      Accrued Expenses:

	Successor	Successor	Predecessor
	December 31,	July 2,	January 1,
	2005	2005	2005

		(Restated)
Salaries and wages	$18,407	$28,101	$25,339
Sales, payroll and business taxes	13,661	9,622	14,135
Allowance for sales returns	14,592	7,641	14,992
Gift certificates and other customer deposits	44,696	39,942	45,950
Other accrued expenses	8,214	3,389	9,730

Total accrued expenses	$99,570	$88,695	$110,146

      Other Comprehensive Income (Loss):

	Successor	Successor	Predecessor
	December 31,	July 2,	January 1,
	2005	2005	2005

Net foreign currency translation, net of tax	$(258)	$—	$(1,241)
Additional minimum pension liability, net of tax	(282)	—	—

Total other comprehensive income (loss)	$(540)	—	$(1,241)

(17)	Reorganization Items
      The net expense resulting from the Company’s Chapter 11 filings and subsequent reorganization efforts has been segregated from income and expenses related to ongoing operations in the combined statements of operations and included the following:

	Successor	Predecessor
	Six Months	Six Months
	Ended	Ended	Predecessor	Predecessor
	December 31,	July 2,	Fiscal	Fiscal
	2005	2005	2004	2003

Lease rejections	$—	$2,749	$(3,708)	$28,417
Professional service fees	—	10,705	23,373	16,578
Asset impairment and other, net	—	232	8,254	43,489
Severance and relocation	—	—	2,452	2,538
Interest income	—	—	(3,500)	—

	$—	$13,686	$26,871	$91,022

      In April 2003, the Company announced its intent to close 60 under-performing stores as a part of its ongoing reorganization process, which received Bankruptcy Court approval. The Company had closed 59 of these stores as of January 3, 2004 and the remaining store was closed in the fourth quarter of fiscal 2004. In December 2003, the Company announced its intent to close an additional 29 under-performing stores as a part of its ongoing reorganization process, which received Bankruptcy Court approval. The Company closed these stores during the first quarter of fiscal 2004.
      The Company did not reflect these store closures, other than the store closures associated with the Company’s discontinuation of its Eddie Bauer Home concept, as a discontinued operation because the closure of these stores would not result in the elimination of a material portion of the Company’s business in any geographic region in which the Company operates. SFAS No. 144 defines a component of the Company as a

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
reportable segment, a reporting unit, a subsidiary, an asset group, or other entity that comprises operations and cash flows that can be clearly distinguished from the rest of the entity. The Company has determined that nearby stores, direct or Internet channels could substantially absorb the closed store’s customers, which would indicate that the related sales and customers were not eliminated.
      The lease rejection costs for the six months ended July 2, 2005 and fiscal 2003 primarily represented the rejected leases from store closings described previously. The lease rejection income in fiscal 2004 was due to lease termination agreements and mitigation of lease related claims.
      Professional service fees consisted primarily of financial, legal, real estate and other consulting services directly associated with the reorganization process that were incurred by Spiegel and charged to the Company.
      The closure of retail and outlet stores described above, as well as other facilities, resulted in the write off of approximately $222 for the six months ended July 2, 2005 and $1,989 and $11,950 in assets in fiscal 2004 and 2003, respectively, primarily related to leasehold improvements that have no future benefit. The Company also abandoned certain capital projects due to capital expenditure restrictions, which led to the write-off of approximately $3,333 and $22,575 in assets in fiscal 2004 and 2003, respectively. In 2003, the Company recorded a write off of approximately $11,601 related to the Company’s decision to sell a distribution facility. The facility was sold in April 2004, and the Company recorded an additional loss of $458. As part of this sale, the Company entered into a five-year lease for a portion of the facility with an option to terminate after eighteen months. On August 3, 2004, the Bankruptcy Court approved the sale of the Company’s three corporate headquarters office buildings located on 20 acres in Redmond, Washington to Microsoft Corporation for a total purchase price of $38,000. In connection with the sale of the property the Company entered into an agreement with Microsoft Corporation to lease the property for a term of three years, with an option to terminate the lease at no cost after two years. Loss on the sale was $2,937 and is recorded in reorganization costs and expenses, net. In December 2005, the Company executed a 15-year lease for corporate office space in Bellevue, Washington.
      Other, net items in fiscal 2004 include miscellaneous claims settlements in the Company’s favor and, in fiscal 2003, a sub-tenant lease settlement in the Company’s favor associated with the Company’s distribution facility.
      On May 5, 2003, the Company announced that it had restructured its organization to gain greater organizational and operational efficiencies. As part of this restructuring, the Company’s headquarters workforce in Redmond, Washington was reduced by approximately 197 associates during 2003. The Company provided severance and other benefits to affected associates. The Company recorded severance costs of $1,298 in fiscal 2003 due to this reduction in workforce, which is included in reorganization costs and expenses, net. No liability for severance payments remained at the end of fiscal 2003. In addition, the Company recorded severance costs of $2,452 and $1,240, in fiscal 2004 and 2003, respectively associated with the termination of employees at various other locations due to either the closure of locations or the overall reduction in workforce. As of January 1, 2005 the remaining severance liability was $279.
      Interest income in fiscal 2004 is attributable to the accumulation of cash and short-term investments subsequent to the Chapter 11 filing.

(18)	Liabilities Subject to Compromise
      Under Chapter 11 of the U.S. Bankruptcy Code, certain claims against the Company in existence prior to the filing of petitions for reorganization were stayed while the Debtors operated as debtors-in-possession. These pre-petition liabilities were settled as part of the Plan of Reorganization and were classified in the January 1, 2005 balance sheet as liabilities subject to compromise.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      Liabilities subject to compromise consisted of the following:

Predecessor
January 1,
2005

Trade payables	$57,862
Rejected lease liability	23,847
Other liabilities	3,119

Liabilities subject to compromise — Continuing operations	$84,828
Liabilities subject to compromise — Discontinued operations	$7,986
      For the period presented, liabilities subject to compromise represented the amounts of the allowable claims. Differences between amounts recorded by the Company and claims made by creditors were investigated and resolved in connection with the Chapter 11 claims resolution process. In addition, under the Bankruptcy Code, the Company, subject to Bankruptcy Court approval and satisfaction of other requirements, assumed or rejected executory contracts and unexpired leases to which it was a party, including retail store leases.

(19)	Income Taxes
      The components of income tax expense (benefit), excluding the tax impacts related to the discontinued operations, for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003 were as follows:

	Successor
	Six Months	Predecessor
	Ended	Six Months
	December 31,	Ended	Predecessor	Predecessor
	2005	July 2, 2005	2004	2003

		(Restated)	(Restated)	(Restated)
Current:
Federal	$1,718	$40,753	$21,073	$(13,656)
State	1,774	4,397	3,943	(2,553)
Foreign	3,060	1,084	4,267	5,867

	$6,552	$46,234	$29,283	$(10,342)

Deferred:
Federal	$7,698	$2,375	$5,171	$13,778
State	1,150	1,173	1,003	3,456
Foreign	(755)	620	623	(2,089)

	8,093	4,168	6,797	15,145

	$14,645	$50,402	$36,080	$4,803

      Income tax (benefit) expense related to discontinued operations was $0, $(1,686), $1,834 and $3,914 for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003, respectively.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      The differences between the provision (benefit) for income taxes at the U.S. statutory rate and the amounts shown in the consolidated and combined statements of operations for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003 were as follows:

	Successor
	Six Months	Predecessor
	Ended	Six Months
	December 31,	Ended	Predecessor	Predecessor
	2005	July 2, 2005	2004	2003

		(Restated)
Income tax expense (benefit) at U.S. statutory rate	$(2,346)	$41,434	$26,896	$(590)
State income taxes (net of federal income tax expense/benefit)	1,271	5,058	2,496	(383)
Rate differential for foreign income taxes	519	2,184	1,090	858
Increase in valuation allowance	14,695	—	—	—
Non-deductible securitization interest expenses	1,131
Nondeductible reorganization costs	—	781	5,344	4,405
Other nondeductible expenses	(625)	945	254	513

Income tax expense	$14,645	$50,402	$36,080	$4,803

      Income (loss) from continuing operations before income tax expense (benefit) for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003 were as follows:

	Successor
	Six Months	Predecessor
	Ended	Six Months
	December 31,	Ended	Predecessor	Predecessor
	2005	July 2, 2005	2004	2003

		(Restated)
Income (loss) from U.S. operations	$(13,328)	$117,557	$66,092	$(10,157)
Income (loss) from foreign operations	6,625	(3,578)	10,759	8,470

Income (loss) from continuing operations before income tax expense	$(6,703)	$113,979	$76,851	$(1,687)

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      Significant components of the Company’s deferred income tax assets and liabilities were as follows as of December 31, 2005, July 2, 2005 and January 1, 2005:

	Successor		Predecessor
	December 31,	Successor	January 1,
	2005	July 2, 2005	2005

		(Restated)	(Restated)
Deferred tax assets — current:
Net operating loss carryforwards	$—	$27,273	$—
Allowance for sales returns	3,310	3,365	3,598
Accrued vacation	2,030	2,075	2,131
Reserve for store closings	—	673	453
Deferred revenue	1,450	1,567	1,703
Other	2,711	2,778	3,766

Subtotal	9,501	37,731	11,651
Less: Valuation allowance	(1,207)	(4,898)	—

Total deferred tax assets — current	8,294	32,833	11,651
Deferred tax liabilities — current:
Prepaid expenses	(2,224)	(2,251)	(2,301)
Capitalized inventory costs	(3,020)	(3,577)	(3,754)
Other	(305)	—	—

Total deferred tax liabilities — current	(5,549)	(5,828)	(6,055)

Net deferred tax assets — current	$2,745	$27,005	$5,596

Deferred tax assets — noncurrent:
Net operating loss carryforwards	$247,507	$243,798	$39
Property and equipment, net	(475)	(2,001)	12,362
Deferred rent obligations/ Unfavorable lease obligations	6,570	3,970	20,252
Pension and other post-retirement benefit liabilities	8,188	8,195	1,474
Other	4,978	(387)	1,143

Subtotal	266,768	$253,575	$35,270
Less: Valuation allowance	(33,846)	(14,902)	—

Total deferred tax assets — non-current	$232,922	$238,673	$35,270

Deferred tax liabilities — noncurrent:
Other intangible assets, net	$(86,894)	$(104,309)	$(23,047)
Receivables related to securitization interests	(54,032)	(58,365)	—
Equity investments in foreign joint ventures	(3,846)	(3,686)	(2,006)

Total deferred tax liabilities — noncurrent	(144,772)	(166,360)	(25,053)

Net deferred tax assets — noncurrent	$88,150	$72,313	$10,217

      As established in the Plan of Reorganization, on July 2, 2005, ownership of two Spiegel subsidiaries, FSAC and SAC, were transferred to Eddie Bauer Holdings, Inc. Both FSAC and SAC had significant NOLs, which were estimated to be approximately $699 million ($271 million tax affected) as of July 2, 2005 and

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
expire in 2016 through 2023 based on Spiegel’s tax returns through fiscal 2004. The amount of taxable income or loss through June 21, 2005 has not yet been determined and will be based on tax returns when filed, which will affect the amount of the NOLs available for use. As discussed below, the Company may be subject to certain limitations on the use of the NOLs in future periods. With respect to its federal NOLs, the Company concluded that it was more likely than not that its federal NOLs would be utilized. However, in conjunction with the Company’s application of fresh start accounting effective July 2, 2005, a valuation allowance was established for approximately $524 million ($19.8 million tax affected) based upon the estimated state NOLs that will expire and go unused. The Company had no material foreign net operating loss carryforwards as of July 2, 2005.
      During the fourth quarter of fiscal 2005, the Company revised its long range forecast which resulted in a decrease in estimated taxable income in future years and certain amount of federal NOLs will expire and go unused after considering the limitations discussed below. These changes resulted in a net $15,253 increase in the valuation allowance requirement. The Company’s valuation allowance as of December 31, 2005 totaled $35,053. In the future, if the Company determines that the realization of these deferred tax assets is more likely than not, $19,800 will be reflected as a reduction to goodwill.
      The Internal Revenue Code’s Section 382 places certain limitations on the annual amount of net operating loss carryforwards that can be utilized if certain changes to a company’s ownership occur. The Company believes that the issuance of the Eddie Bauer Holdings common stock to the respective creditors under the approved Plan of Reorganization qualified as an exception to the change in ownership specifications under Section 382. Additionally, in order to preserve the NOLs and the exception to the limitation of their use, the Company established within their certification of incorporation certain trading restrictions and ownership limitations relating to their common stock such that (A) no person may acquire or accumulate 4.75% or more of the Company’s common stock or other class of equity and (B) no person owning directly or indirectly 4.75% or more of the Company’s common stock or other equity may acquire additional shares without meeting certain notice and prior approval requirements as set forth in the Company’s certificate of incorporation. Any transfers of the Company’s common stock in violation of these ownership limitations will be null and void, unless the transferor or transferee, upon providing at least 15 days prior written notice of the transfer, obtains written consent for the proposed transfer from a majority of the Company’s board of directors. These trading restrictions and ownership limitations expire under certain circumstances, but in no event prior to January 1, 2008. Upon the expiration of these trading restrictions and ownership limitations, the Company anticipates that it will be subject to the limitations defined under Section 382 and therefore the utilization of their NOLs will be limited.

(20)	Employee Benefit Plans
      Historically, the Company participated in certain Spiegel employee benefit plans. Prior to the Effective Date of the Plan of Reorganization, the Company’s combined statements of operations and balance sheets reflected the expense (benefit) and liabilities associated with the portion of these plans related only to the Company’s employees. Upon the Effective Date of the Plan of Reorganization, the Spiegel post-retirement healthcare and life insurance plans and pension plan were transferred to and assumed in total by Eddie Bauer Holdings. Accordingly, on such date, the liabilities associated with these plans, in addition to those liabilities related to the Company’s employees already reflected on the Company’s combined balance sheet, were reflected in the consolidated balance sheet of the Successor as of July 2, 2005 (See Note 6). In accordance with the terms of the Spiegel pension plan, no new participants will be added to the pension plan subsequent to the Effective Date of the Plan of Reorganization.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

401(k) Savings Plans and Spiegel Group Value in Partnership Profit Sharing
      Eligible employees may elect to contribute up to 15% of their before-tax base salary and up to 5% of their after-tax base salary to a 401(k) savings plan. The Company matches the employee contribution amount dollar for dollar on the first 3% of before-tax base salary and 50 cents on the dollar for the next 3% of before-tax salary for salaried employees. For hourly employees, through December 31, 2005 the Company matched the employee contribution at 25 cents on each dollar contributed up to a maximum of 6% of their before-tax salary. Effective January 1, 2006, the Company changed its matching for hourly employees, such that the Company matches 100% of the first 3% and 50% of the next 3% of their before-tax salary. The Company’s cost of matching employees’ contributions to the plan was $952, $1,067, $1,184 and $2,879 for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003, respectively. Prior to the emergence from bankruptcy, the annual profit sharing contribution to the plan was based on the consolidated net earnings of Spiegel. The Company’s profit sharing expense for the plan was $0 during 2005, 2004 and 2003. Effective with Spiegel’s filing for bankruptcy, the profit sharing component to the plan was discontinued.
      Prior to the Company’s bankruptcy filing in March 2003, the Company sponsored a noncontributory supplemental retirement program for certain executives. The plan was a defined contribution plan and the Company’s supplemental retirement expense was $124 during fiscal 2003.

Post-retirement Healthcare and Life Insurance Plans
      The Company, through the Spiegel post-retirement plans, provides certain medical and life insurance benefits for eligible retired employees until age 65. The retirement plan is a defined post-retirement health care and life insurance plan. The cost of these plans, the balances of plan assets and obligations and related assumptions are included in the tables below. The assets and obligations as of July 2, 2005 represent their fair values as of the Company’s emergence from bankruptcy and the adoption of fresh start accounting. Also included in the tables below are the assets and obligations as of December 31, 2005 and January 1, 2005, based upon actuarial valuations based upon the Company’s annual measurement dates of October 1, 2005 and October 1, 2004, respectively. Disclosures related to the Predecessor for periods prior to July 2, 2005 include the costs and obligations related only to the Eddie Bauer and DFS employees covered by the plans prior to the Company’s emergence from bankruptcy. Disclosures related to the Successor as of and subsequent to July 2, 2005 include the costs and obligations associated with all employees, including former Spiegel employees, covered by the plans. Accordingly, in addition to the fresh start valuation adjustment as of July 2, 2005, an adjustment is reflected in the below roll forward of the projected benefit obligation to include all former Spiegel employees covered by the plan as of July 2, 2005.
      Effective July 2004, the employees of the IT Group became active employees of Eddie Bauer. Accordingly, the related liability for these employees is included in the below table as of January 1, 2005. For fiscal 2003 and fiscal 2004, the employees of SGTS, and for periods prior to July 2004 for the employees of the IT Group, the employees were combined with other Spiegel corporate employees for reporting purposes under the Spiegel post-retirement benefits plan. During these periods, the combined statements of operations included an allocated management fee (See Note 22) for these employees and the related liabilities were included in the due to/from Spiegel. The employees of DFS and STGS became employees of the Company effective with the Company’s emergence from Chapter 11 on June 21, 2005.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

	Successor	Successor	Predecessor
	As of	As of	As of
	December 31,	July 2,	January 1,
	2005	2005	2005

		(Restated)
Funded Status:
Projected benefit obligation	$10,370	$10,825	$2,716
Fair value of plan assets	—	—	—
Funded status	$(10,370)	$(10,825)	$(2,716)
Unrecognized net actuarial (gain)/loss	(592)	—	261
Unrecognized net prior service cost	—	—	(856)

Accrued benefit cost	$(10,962)	$(10,825)	$(3,311)

	Successor	Successor	Predecessor
	As of	As of	As of
	December 31,	July 2,	January 1,
	2005	2005	2005

		(Restated)
Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	$—	$—	$—
Accrued benefit liability	(10,962)	(10,825)	(3,311)

Net amount recognized	$(10,962)	$(10,825)	$(3,311)

	Successor	Predecessor	Predecessor
	July 3, 2005	January 1,	January 1,
	to	2005 to	2004 to
	December 31,	July 2,	December 31,
	2005	2005	2004

		(Restated)
Projected Benefit Obligation:
Benefit obligation as of beginning of period	$10,825	$2,716	$3,167
Service cost	175	123	195
Interest cost	274	88	160
Benefits paid	(312)	(85)	(155)
Actuarial (gain)/loss	(592)	1,231	(11)
Plan amendments/curtailment gain	—	—	(640)
Adjustment to include former Spiegel employees	—	6,752	—

Benefit obligation as of end of period	$10,370	$10,825	$2,716

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

	Successor	Predecessor	Predecessor
	July 3, 2005	January 1,	January 1,
	to	2005 to	2004 to
	December 31,	July 2,	January 1,
	2005	2005	2005

		(Restated)
Fair Value of Plan Assets:
Fair value of plan assets as of beginning of period	$—	$—	$—
Employer contributions	312	85	155
Benefits paid	(312)	(85)	(155)
Fair value of plan assets as of end of period	$—	$—	$—

	Successor	Predecessor
	Six Months	Six Months
	Ended	Ended
	December 31,	July 2,	Predecessor	Predecessor
	2005	2005	2004	2003

		(Restated)
Net benefit cost:
Service cost	$175	$123	$195	$314
Interest cost	274	88	160	239
Amortization of prior service cost	—	(47)	(128)	(32)
Recognized net actuarial (gain)/loss	—	17	15	24
Curtailment gain	—	—	(298)	(199)

Total expense (benefit)	$449	$181	$(56)	$346

Assumptions:
      For measurement purposes, a 10%, 8% and 9% annual rate of increase in the per capita cost of covered health care benefits (i.e., health care cost trend rate) was assumed for fiscal 2005, 2004 and 2003, respectively. The health care cost trend rate is intended to represent the underlying cost of each health care delivery type and includes other components such as general and medical inflation, overall changes in utilization and mix of services, aging of total population, technology, malpractice, cost shifting from non-paying individuals and other external influences and is expected to decrease over the next several years with an ultimate rate of 5.0% in fiscal 2011. A one-percentage point increase in assumed health care cost trend rates would increase the accumulated post-retirement benefit obligation by $507 as of December 31, 2005 and the related expense by $38 for the six months ended December 31, 2005. A one-percentage point decrease in assumed health care cost trend rates would decrease the accumulated post-retirement benefit obligation by $473 as of December 31, 2005 and the related expense by $34 for the six months ended December 31, 2005. The discount rates utilized to calculate the figures included above were 5.50%, 5.0% and 5.75% as of December 31, 2005, July 2, 2005 and January 1, 2005, respectively.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

Contributions:
      In fiscal 2006, expected contributions to the post-retirement benefit plans are $907.

Estimated Future Benefit Payments:
      The following is a schedule of estimated future post-retirement benefits payments as of December 31, 2005:

Fiscal:
2006	$907
2007	912
2008	934
2009	890
2010	914
2011-2015	4,212

$8,769

Medicare Modernization Act:
      In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provides a benefit that is at least actuarially equivalent to the Medicare benefit. As the Act applies to retirees over the age of 65, it does not impact the Company’s post-retirement health plan.

Pension Plan
      As discussed above, the Company assumed the costs and obligations associated with the former Spiegel pension plan upon the Company’s emergence from bankruptcy. Prior to the Company’s emergence from bankruptcy, certain employees of the Company participated in the Spiegel pension plan. During these periods, the combined statements of operations included an allocated management fee (See Note 22) for these employees and the related liabilities were included in the due to/from Spiegel. The cost of this plan, the balances of plan assets and obligations and related assumptions as of and subsequent to July 2, 2005 are included in the tables below. The assets and obligations as of July 2, 2005 represent their fair values as of the Company’s emergence from bankruptcy and their adoption of fresh start accounting. Also included in the

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
tables below are the assets and obligations as of December 31, 2005 based upon actuarial valuations prepared as of September 30, 2005 (the plan measurement date).

	Successor
	December 31,	Successor
	2005	July 2, 2005

		(Restated)
Funded Status:
Projected benefit obligation	$55,717	$55,068
Fair value of plan assets	45,933	45,416

Funded status	$(9,784)	$(9,652)
Unrecognized net actuarial (gain)/loss	461	—
Unrecognized net prior service cost	—	—

Accrued pension cost	$(9,323)	$(9,652)

	Successor
	December 31,	Successor
	2005	July 2, 2005

		(Restated)
Amounts recognized in the balance sheet consist of:
Accrued benefit liability	$(9,784)	$(9,652)
Accumulated other comprehensive loss	461	—

Net amount recognized	$(9,323)	$(9,652)

Successor
Six Months
Ended
December 31,
2005

Projected Benefit Obligation:
Benefit obligation as of July 2, 2005	$55,068
Service cost	—
Interest cost	1,546
Benefits paid	(1,265)
Actuarial (gain)/loss	368

Benefit obligation as of December 31, 2005	$55,717

Successor
Six Months
Ended
December 31,
2005

Fair Value of Plan Assets:
Fair value of plan assets as of July 2, 2005	$45,416
Actual return on plan assets	1,782
Employer contributions	—
Benefits paid	(1,265)

Fair value of plan assets as of December 31, 2005	$45,933

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

Successor
Six Months
Ended
December 31,
2005

Net periodic pension cost:
Service cost	$—
Interest cost	1,546
Expected return on assets	(1,875)

Net periodic pension expense (benefit)	$(329)

Assumptions:
      The weighted-average assumptions used to determine the benefit obligation as of the September 30, 2005 measurement date were as follows:

Discount rate	5.50%
Rate of compensation increase	N/A
      The weighted-average assumptions used to determine the net periodic benefit expense (income) were as follows:

Discount rate	5.75%
Rate of compensation increase	N/A
Expected return on assets	8.50%
      The actuarial assumptions used to compute the net periodic pension costs and obligations are based upon information available, including, market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. In computing future costs and obligations, the Company must make assumptions about such things as discount rate, expected rate of return on plan assets, employee mortality and turnover and expected future cost increases.
      The expected rate of return on plan assets and discount rate generally have the most significant impact on the level of costs and obligations. The Company’s expected long-term rate of return on plan assets assumption was derived from a study conducted by its actuaries and investment managers. The study included a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected on the funds invested to provide for the pension plan benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Based upon the most recent study, the Company has assumed a long-term return of 8.5%. The Company’s discount rate was based upon Moody’s AA corporate bond rate.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

Plan Assets:
      The pension plan asset allocations as of the September 30, 2005 measurement date by asset category were as follows:

Asset Category:
Equity securities	61%
Debt securities	38%
Real estate	0%
Other	1%
Total	100%
      The Company maintains target allocation percentages among various asset classes based on an investment policy established for the pension plan, which is designed to achieve long-term objectives of return, while mitigating against downside risk and considering expected cash flows. The Company reviews its investment policy from time to time to ensure consistency with its long-term objective of funding 90% of the projected benefit obligation.

Contributions:
      The Company made no contributions to the pension plan during 2005 and does not expect to make contributions in 2006.

Estimated Future Benefit Payments:
      The following is a schedule of estimated future pension benefit payments:

Fiscal:
2006	$5,120
2007	4,990
2008	4,890
2009	4,810
2010	4,690
2011-2015	21,300

Key Employee Retention Plan and Performance Incentive Plan
      In July 2003, the Company received Bankruptcy Court approval to implement a Key Employee Retention Plan (“KERP”) and a Performance Incentive Plan (“PIP”), which provided cash incentives to certain members of the management team and other employees. The KERP and PIP were intended to encourage employees to continue their employment with the Company through the reorganization process. Amounts due under the KERP and PIP totaled $10,132 at January 1, 2005 and were paid after the Company’s emergence from Chapter 11. In September 2004, the Company received creditor committee approval to implement a Bridge Incentive Plan designed to encourage and reward all eligible Company associates for their contribution to the Company’s success for the period of July 2004 to December 2004. Amounts due under the Bridge Incentive Plan totaled approximately $3,265 at January 1, 2005 and were paid out to associates on February 25, 2005. During 2005, the Company implemented an incentive plan, which was based upon the Company’s performance for 2005. The balance outstanding as of December 31, 2005 related to the 2005 incentive plan was $7,948. Costs related to the KERP, PIP, Bridge Incentive Plan and the 2005 incentive plan, are included in selling, general and administrative expense.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)

(21)	Stock Based Compensation
      In August 2005, the Company’s board of directors adopted the Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”), as amended on November 3, 2005 and December 8, 2005. The Stock Incentive Plan will remain effective for ten years if not sooner terminated by the Company’s board of directors. The Stock Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted awards, performance awards, stock appreciation rights and inducement awards, which may be granted to directors, employees and consultants of the Company or its affiliates. However, no incentive stock option may be exercised unless and until the Stock Incentive Plan has been approved by the Company’s stockholders within one year, and on or after December 9, 2005, no new awards (except for inducement awards) may be granted or exercised until the Stock Incentive Plan has been approved by the Company’s stockholders. If the Company’s stockholders do not approve the Stock Incentive Plan by August 3, 2006, any awards contingent on stockholder approval, with the exception of awards made prior to December 9, 2005, and inducement awards made on or after December 9, 2005 will be rescinded and no new awards will be made under the Stock Incentive Plan. In accordance with the Stock Incentive Plan, the Company has reserved 2.1 million shares for future awards under the plan.
      On November 3, 2005, the Company’s board of directors approved stock option grants and restricted stock awards to certain officers and employees of the Company and the Company’s non-employee directors. Stock option grants totaling 520,000 were approved for certain officers and employees of the Company at an exercise price of $23.37 per share. One-fourth of the stock options vested on November 3, 2005, with the remaining stock option grants vesting one-fourth on November 3, 2006, one-fourth on November 3, 2007 and one-fourth on November 3, 2008. Each non-employee director received a grant of 17,000 stock options with an exercise price of $23.37 per share. The non-employee directors’ options vest ratably over three years, with one-third of the stock options vesting on November 3, 2006, one-third on November 3, 2007 and one-third on November 3, 2008. The stock options have a ten-year term. Restricted stock awards totaling 980,000 were approved for certain officers and employees of the Company and each non-employee director received a grant of 4,280 restricted stock units. The restricted stock awards will vest ratably with one-third of the restricted stock units vesting on July 1, 2006, one-third on July 1, 2007 and one-third on July 1, 2008. The Company will satisfy stock option exercises and vesting of RSUs with newly issued shares. Stock options and RSUs are forfeited by employees who terminate prior to vesting.
      Compensation expense for RSUs and stock options is recognized ratably over the vesting period. Compensation expense for RSUs is based upon the market price of the shares underlying the awards on the grant date. Under the provisions of SFAS 123(R), compensation expense for stock options has been estimated on the grant date using a Black-Scholes-Merton option-pricing model. The weighted average assumptions used in the Black-Scholes-Merton model were as follows:

Successor
Six Months Ended
December 31, 2005

Risk-free interest rate	4.52%
Expected term (years)	5.8
Expected volatility	46%
Dividend yield	0.0%
Weighted-average fair value	$11.57
Forfeiture rate	5%
      The weighted average expected option term reflects the application of the simplified method set out in SEC Staff Accounting Bulletin No. 107 (“SAB 107”), which was issued in March 2005. The simplified

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. Due to the Company’s limited stock price history, expected volatility was based upon historical and implied volatility for other companies in the retail industry. The risk-free interest rate represents the U.S. Treasury yield curve in effect at the time of the stock option grant.
      The following table summarizes information about stock option transactions:

	Successor
	Six Months Ended
	December 31, 2005

		Weighted
		Average
		Exercise
	Shares	Price
Outstanding at beginning of period	—	n/a
Awards granted	656,000	$23.37
Awards forfeited	(4,332)	$23.37
Awards exercised	—	n/a
Outstanding at end of year	651,668	$23.37
Vested at end of year	129,977	$23.37
Exercisable at end of year	129,977	$23.37
      The following tables summarize information about stock options outstanding at December 31, 2005:

Outstanding

	Number	Weighted	Weighted Averaged
Range of	of	Average	Remaining Years of
Exercise Prices	Options	Exercise Price	Contractual Life

$23.37	651,668	$23.37	9.8

Exercisable

	Number	Weighted	Weighted Averaged
Range of	of	Average	Remaining Years of
Exercise Prices	Options	Exercise Price	Contractual Life

$23.37	129,977	$23.37	9.8
      The weighted average grant-date fair value of stock options granted during the six months ended December 31, 2005 was $11.57. Compensation expense related to stock options totaled $1,788, before deferred tax benefits of $713, for the six months ended December 31, 2005, none of which was capitalized as part of the cost of an asset. The total fair value of stock options vested during the six months ended December 31, 2005 was $1,497. As of December 31, 2005, there was $5,193 of unrecognized compensation costs related to stock options. That cost is expected to be recognized over a weighted-average period of 2.8 years. No cash was received from stock option exercises during the six months ended December 31, 2005. No tax benefits associated with stock option exercises were recorded during the six months ended December 31, 2005.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      The following table summarizes information about RSU transactions:

	Successor Six Months
	Ended December 31, 2005

		Weighted
		Average
	Restricted	Grant-Date
	Stock Units	Fair Value
Unvested at beginning of period	—	n/a
Granted	1,014,240	$23.37
Vested	—	n/a
Forfeited	(10,725)	$23.37
Outstanding at end of year	1,003,515	$23.37
      The weighted average grant-date fair value of RSUs granted during the six months ended December 31, 2005 was $23.37. Compensation expense related to RSUs totaled $1,817, before deferred tax benefits of $725, for the six months ended December 31, 2005, none of which was capitalized as part of the cost of an asset. The fair value of RSUs vested during the six months ended December 31, 2005 totaled $0. As of December 31, 2005, there was $20,132 of unrecognized compensation costs related to unvested RSUs. That cost is expected to be recognized over a weighted-average period of 2.5 years. No tax benefits associated with vested RSUs were recorded during the six months ended December 31, 2005.

(22)	Affiliated Company Transactions
      Proprietary credit had been offered to the Company’s customers by First Consumers National Bank (“FCNB”), a wholly-owned subsidiary of Spiegel, under the FCNB Preferred Credit program. On May 15, 2002, FCNB entered into an agreement with the Office of the Comptroller of the Currency (“OCC”) to comply with certain requirements and restrictions regarding its bankcard business and, on November 27, 2002 the OCC approved a disposition plan for FCNB. FCNB was not a party to Spiegel’s Chapter 11 bankruptcy filing. On February 14, 2003, under the terms of the agreement with the OCC, FCNB was required to begin liquidating its bankcard portfolio. On March 7, 2003, FCNB discontinued charging privileges on all MasterCard and Visa bankcards issued to its customers and began a liquidation process. Credit sales using the FCNB Preferred Card were $31,053 for fiscal 2003. The Company paid a fee to FCNB for these credit sales, and also received reimbursement from FCNB related to expenses incurred in marketing the FCNB card. Net fees paid to FCNB for these credit sales were $621 for fiscal 2003. See Note 9 for discussion of the agreement the Company entered into in May 2003 with ADS, subsequent to the termination of its agreement with FCNB, for its private-label credit cards.
      The operating expenses of DFS, which are included in the combined and consolidated financial statements of the Company and SGTS, of which the results of Saint John are included in the consolidated and combined financial statements of the Company, were historically charged to Spiegel’s various subsidiaries and operations (including Eddie Bauer) based upon calculating average rates per transaction multiplied by the number of transactions (i.e., units shipped for DFS and call volumes for SGTS) incurred by each operation. The operating expenses of the IT Group, which are also included in the consolidated and combined financial statements of the Company, were charged to Spiegel’s various subsidiaries and operations (including Eddie Bauer and among each other) based upon a shared allocation percentage for infrastructure costs and a labor rate for development and support costs. Charges among the operations of Eddie Bauer, DFS, Saint John, and the IT Group included in the Company’s consolidated and combined financial statements have been eliminated. Charges to Spiegel’s other subsidiaries and operations were separately reflected as revenue from Spiegel-affiliated parties in the combined statements of operations and totaled $37,154 and $73,288 for fiscal

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
2004 and 2003, respectively. There were no intercompany revenues recorded subsequent to fiscal 2004 due to Spiegel’s sale of these subsidiaries in fiscal 2004.
      Charges for services provided by SGTS call centers other than by Saint John to the Company were approximately $7,596 and $13,209 for fiscal 2004 and 2003, respectively, and were included in selling, general, and administrative expenses in the combined statements of operations. There were no services provided by SGTS, other than by Saint John to the Company subsequent to fiscal 2004.
      The due to/from parent account with Spiegel and its subsidiaries resulted principally from management fees, including other general and administrative costs allocated to the Company, the operating expenses of DFS, SGTS, and the IT Group described above, and centralized cash management, including the settlement of income tax payments. Management fees charged by Spiegel to the Company were $1,328, $6,692 and $12,108 for the six months ended July 2, 2005, fiscal 2004 and 2003, respectively. The payroll and other direct charges were apportioned based upon a shared allocation percentage derived for each operation. Other general and administrative expenses were allocated based upon a percentage of net sales of each operation. The costs allocated to the Company are not necessarily indicative of the costs that would have been incurred if the Company had obtained such services independently, nor are they indicative of costs that will be incurred in the future. However, management believes that such allocations are reasonable. No management fees were allocated from Spiegel subsequent to July 2, 2005. Income tax payments (refunds) recorded through the due to/from Spiegel were $46,234, $29,283 and $(10,342) for the six months ended July 2, 2005, fiscal 2004 and 2003, respectively. No income tax payments (refunds) were settled through the due to/from Spiegel account subsequent to July 2, 2005.
      The Company received and made advances through the due to/from Spiegel as necessary to meet working capital requirements. Interest expense on the due to/from Spiegel was $360 and $19,289, net of $0 and $253 capitalized on construction in progress, for fiscal 2004 and 2003, respectively. No interest expense was allocated from Spiegel subsequent to fiscal 2004.
      In fiscal 2004 and 2003, certain fixed assets were transferred from Spiegel to the Company, amounting to $33 and $880, respectively. In fiscal 2004, certain fixed assets were transferred from the Company to Spiegel in the amount of $457. These transfers were recorded at book value and were settled through the due to/from Spiegel.
      Spiegel also charged the Company $7,837, $19,179 and $16,000 for reorganization costs incurred on behalf on the Company for the six months ended July 2, 2005, fiscal 2004 and 2003, respectively. Reorganization expenses were allocated based upon the percentage of net sales of each merchant business. See Note 17 for further discussion of the Company’s reorganization costs.
      Additionally, the Company historically paid expenses on behalf of other affiliates of Spiegel and recorded a receivable within due to/from Spiegel for these expenses.

(23)	Related Party Transactions
      Eddie Bauer International, Ltd. (“EBI”) and Eddie Bauer International (Americas), Inc. (“EBI Americas”) serve as the Company’s principal buying agents to contract suppliers, inspect goods and handle shipping for the Company. EBI has an office in Hong Kong and EBI Americas has an office in Miami, Florida, sourcing product in Asia and the Americas/Caribbean, respectively. Effective June 30, 2006, EBI Americas’ Miami office will be closed and the Company will cease using EBI Americas as a sourcing agent.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      The dollar amounts and percentages of total product sourced by EBI and EBI Americas for the Company during the six months ended July 2, 2005, fiscal 2004 and 2003 were as follows:

	Predecessor
	Six Months ended		Predecessor		Predecessor
	July 2, 2005		2004		2003

EBI	$147,780	70.1%	$265,682	69.0%	$258,283	65.2%
EBI Americas	30,412	14.4%	64,884	16.9%	52,534	13.3%
      Prior to the Company’s emergence from bankruptcy, EBI and EBI Americas were affiliated with the Company through common ownership. EBI and EBI Americas are subsidiaries of Otto International Hong Kong Ltd. and Otto International GmbH, respectively, former affiliates of Spiegel. The Company paid $4,784, $11,956 and $11,615 for EBI services for the six months ended July 2, 2005, fiscal 2004 and 2003, respectively. In addition, the Company paid $983, $2,827 and $2,440 for EBI Americas services for the six months ended July 2, 2005, fiscal 2004 and 2003, respectively. These costs are included in costs of sales in the combined statements of operations.
      In March 2002, the Company entered into a Vendor Payment Services Agreement with Otto International Hong Kong Limited (“OIHK”), the parent company of EBI and a former affiliate of Spiegel, to facilitate the payment process on certain goods sourced through Asia. The duration of the agreement was for one year, automatically continuing unless terminated by either party with three months written notice. Under the terms of the agreement, the Company has open account terms with various vendors in certain countries in Asia. OIHK pays these vendors the purchase price for goods, less a volume discount and transaction fee, typically within seven days of receiving the commercial invoice and shipping documents. Under the terms of the agreement, the Company was required to reimburse OIHK within 30 days of the vendor invoice date. Since the bankruptcy filing, the Company has prepaid OIHK upon receipt of documents, generally two to three days before OIHK remits payment to the vendor. OIHK has asserted that, under the terms of the agreement, it has a lien over certain goods supplied to the Company. The Company and its creditors have reserved the right to contest the validity and amount of the OIHK liens in the Chapter 11 proceeding. The Company had recorded approximately $16,146 in liabilities subject to compromise as the allowable claim as of January 1, 2005, which were settled in accordance with the final Plan of Reorganization. See Note 18 for further discussion of the Company’s liabilities subject to compromise. Approximately $106,300, $261,600 and $256,300 of the Company’s inventory purchases have been sourced through EBI under this agreement with OIHK for the six months ended July 2, 2005, fiscal 2004 and 2003, respectively.
      See Note 11 for discussion of the Company’s investments in foreign joint ventures and related transactions, for which the other owners were former affiliates of the Company.

(24)	Commitments and Contingencies

Lease Commitments
      The Company leases office facilities, distribution centers, retail store space and data processing equipment. Lease terms for office facilities, distribution centers and data processing equipment generally are less than fifteen years. Retail store lease terms are typically ten years with some leases containing renewal options. All store leases require the Company to pay specified taxes, insurance, utilities and maintenance costs, either on a pro rata basis or based upon the actual expenses incurred. Substantially all of the retail store leases provide for minimum annual rentals plus additional rentals based upon percentage of sales, which range from 2% to 7%. Many of the leases also call for escalating minimum rental payments. Lease expense attributable to minimum rental payments has been recognized on a straight-line basis. The deferred rent obligation represents the excess of expense recognized over payments made on such leases.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
      Rent expense for the six months ended December 31, 2005, six months ended July 2, 2005, fiscal 2004 and 2003 was as follows:

	Successor
	Six Months	Predecessor
	Ended	Six Months
	December 31,	ended July 2,	Predecessor	Predecessor
	2005	2005	2004	2003

Minimum rent — stores	$37,763	$36,607	$73,339	$89,668
Percentage rent — stores	24	13	(488)	132
Minimum rent — other	1,882	(2,523)	(6,737)	2,367

	$39,669	$34,097	$66,114	$92,167

      The following is a schedule by year of future minimum lease payments required under operating leases, including the new headquarters lease commitments for which occupancy will commence in 2007, that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2005:

Amount

Fiscal:
2006	$67,152
2007	58,387
2008	50,142
2009	43,402
2010	35,075
Thereafter	122,699

$376,857

Litigation
      The Company is routinely involved in a number of legal proceedings and claims that cover a wide range of matters. In the opinion of management, the outcome of these matters is not expected to have any material adverse effect on the consolidated or combined financial position or results of operations of the Company.

Professional Service Fees related to Bankruptcy Proceedings
      Included in accounts payable and cash and cash equivalents as of December 31, 2005 was $825 designated by the Creditor’s Trust for the payment of professional service fees related to the Company’s bankruptcy proceedings that must be returned to the Creditor’s Trust if not used.

(25)	Concentrations
      As discussed in Note 23, the Company sources a significant percentage of its merchandise through EBI and EBI Americas, which are subsidiaries of OIHK and Otto International GmbH, respectively, former Spiegel affiliates. Effective June 30, 2006, EBI Americas’ Miami office will be closed and the Company will cease using EBI Americas as a sourcing agent. The Company’s agreement with EBI is on a commission-rate basis and is automatically renewed each year, unless terminated by either party upon one year written notice. If the Company’s agreement with EBI is terminated and it does not find an appropriate replacement in a timely manner and on reasonable terms or if it is unable to transition such functions in-house in a cost-effective manner, the Company may experience shortages or delays in receipt of its merchandise, higher costs

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Financial Statements — (Continued)
($ in thousands, unless otherwise noted)
and quality control issues. Any of these events could have a material adverse effect on the Company’s business, financial condition and results of operations.

(26)	Subsequent Events
      On February 7, 2006, the Company issued 15,765 RSUs and options to acquire 5,775 shares at an exercise price of $14.35 to a new officer of the Company.
      Effective April 14, 2006, the Company amended its agreement for its senior secured term loan. See further discussion of the amended term loan in Note 13.

Schedule II Valuation and Qualifying Accounts

		Charged to
	Beginning	Costs and			Ending
	Balance	Expenses		Deduction	Balance

	($ in thousands)
Inventory valuation allowance
Six months ended December 31, 2005	$2,286	$14,356		$(11,148)	$5,494
Six months ended July 2, 2005	7,779	787	(b)	(6,280)	2,286
Fiscal 2004	13,622	7,355		(13,198)	7,779
Fiscal 2003	21,543	10,622		(18,543)	13,622
Allowance for sales returns
Six months ended December 31, 2005	$7,641	$184,759		$(177,808)	$14,592
Six months ended July 2, 2005	14,992	80,958		(88,309)	7,641
Fiscal 2004	17,230	177,868		(180,106)	14,992
Fiscal 2003	23,411	193,632		(199,813)	17,230
Deferred tax valuation allowance
Six months ended December 31, 2005	$19,800	$15,253		$—	$35,053
Six months ended July 2, 2005	—	19,800	(a)	—	19,800
Fiscal 2004	—	—		—	—
Fiscal 2003	—	—		—	—

(a)	Includes $19,800 established in conjunction with the Company’s adoption of fresh start accounting effective July 2, 2005.

(b)	Amount is net of a $1,905 increase in fair value of inventory in conjunction with the Company’s adoption of fresh start accounting effective July 2, 2005.

EXHIBITS
      (b) The following exhibits are filed as part of this registration statement:

Exhibit
No.		Document

2.1		Modified First Amended Joint Plan of Reorganization of Affiliated Debtors pursuant to Chapter 11 of the Bankruptcy Code, dated as of May 23, 2005.
3.1		Certificate of Incorporation of Eddie Bauer Holdings, Inc.
3.2		Amended & Restated Bylaws of Eddie Bauer Holdings, Inc.
4.1		Article V of the Certificate of Incorporation of Eddie Bauer Holdings, Inc., included in Exhibit 3.1.
10.1		Term Loan Agreement, dated as of June 21, 2005, among Eddie Bauer Holdings, Inc., Eddie Bauer, Inc. as Borrower, the Lenders, General Electric Capital Corporation as Syndication Agent, Credit Suisse as Documentation Agent and JPMorgan Chase Bank, N.A. as Administrative Agent.
10.2		Guarantee and Collateral Agreement made by Eddie Bauer Holdings, Inc., Eddie Bauer, Inc. and certain of its subsidiaries in favor of JPMorgan Chase Bank, N.A. as Administrative Agent, dated June 21, 2005.
10.3		Pledge Agreement, dated as of June 21, 2005, by and between Eddie Bauer Holdings, Inc. as Pledgor, and Bank of America, N.A. as Agent.
10.4		Pledge Agreement, dated as of June 21, 2005, by and between Eddie Bauer, Inc. as Pledgor and Bank of America, N.A. as Agent.
10.5		First Amendment, Waiver and Agreement, dated as of April 13, 2006, to and under the Term Loan Agreement.
10.6		Loan and Security Agreement, dated as of June 21, 2005, among the Lenders, Bank of America, N.A. as Agent, Banc of America Securities LLC as Sole Lead Arranger and Book Manager, Bank of America, N.A. and the CIT Group/Business Credit, Inc. as Co-Syndication Agents, GE Capital Corporation as Documentation Agent, Eddie Bauer, Inc. as Borrower and Eddie Bauer Holdings, Inc., Eddie Bauer Services, LLC, Distribution Fulfillment Services, Inc. (DFS) and Eddie Bauer Information Technology, LLC as Guarantors.
10.7		Waiver, effective April 14, 2006, under the Loan and Security Agreement.
10.8		Intercreditor Agreement, dated as of June 21, 2005, by and between Bank of America, N.A., as agent, JPMorgan Chase Bank, N.A. as administrative agent, Eddie Bauer Holdings, Inc., Eddie Bauer, Inc. and certain direct and indirect subsidiaries of Eddie Bauer, Inc.
10.9		Settlement Agreement, dated as of December 3, 2004, by and among Spiegel, Inc., Newport News, Inc., Eddie Bauer, Inc., Spiegel Catalog, Inc., Spiegel Catalog Services, LLC, Spiegel Credit Corporation III, Spiegel Acceptance Corporation, First Consumers National
Bank, Michael Crüsemann, Horst Hansen, Martin Zaepfel, Michael Otto, Spiegel Holdings, Inc., Otto (GmbH & Co KG) and The Bank of New York, as Trustee.
10	.10(a)	Joint Venture Agreement, dated September 28, 1993, between Eddie Bauer, Inc. and Otto-Sumisho Inc.
10	.10(b)	Joint Venture Agreement, dated June 6, 1995, by and between Eddie Bauer, Inc., Handelsgesellschaft Heinrich Heine GmbH and Sport-Scheck GmbH.
10	.11(a)	Buying Agency Agreement, dated June 29, 2005, by and between Eddie Bauer International (Americas), Inc. and Eddie Bauer, Inc.*
10	.11(b)	Buying Agency Agreement, dated June 29, 2005, by and between Eddie Bauer International, Ltd. and Eddie Bauer, Inc.*
10.12		Vendor Payment Services Agreement, dated June 29, 2005, between Eddie Bauer, Inc. and Otto International (Hong Kong) Limited.*
10.13		Private Label Credit Card Program Agreement, dated May 2, 2003, between World Financial Network National Bank, Spiegel, Inc. and Eddie Bauer, Inc.*
10	.14(a)	Lease dated August 13, 2004, between Eddie Bauer, Inc. and Microsoft Corporation.
10	.14(b)	Lease dated December 14, 2005 between Lincoln Square Office, LLC and Eddie Bauer, Inc.

Exhibit
No.		Document

10	.14(c)	Lease dated January 23, 2001, by and among Plaza Corp Retail Properties, Spiegel Group Teleservices — Canada, Inc. and Spiegel, Inc., as guarantor, as amended by a First Amendment dated June 18, 2001 and a Second Amendment dated December 11, 2001.
10	.15(a)	Amended and Restated Employment Agreement, dated December 14, 2005, by and between Eddie Bauer Holdings, Inc. and Eddie Bauer, Inc., and Fabian Mansson.
10	.15(b)	Letter Agreement, dated July 12, 2004, by and between Eddie Bauer, Inc. and Kathy Boyer.
10	.15(c)	Letter Agreement, dated March 11, 2005, by and between Eddie Bauer, Inc. and Shelley Milano.
10.16		Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan.
10.17		Form of Stock Option Agreement.
10.18		Form of Restricted Stock Unit Award Certificate.
10.19		Form of Restricted Stock Award Certificate.
10.20		Form of Non-Employee Director Stock Option Agreement.
10.21		Form of Non-Employee Director Restricted Stock Unit Award Certificate.
10.22		Form of Non-Employee Director Restricted Stock Award Certificate.
10.23		Eddie Bauer Holdings, Inc. Senior Officer Change in Control Compensation Benefits Plan.
10.24		Form of Senior Officer Change in Control Compensation Benefits Plan Participation Agreement.
10.25		Eddie Bauer Holdings, Inc. Non-Qualified Deferred Compensation Plan.
10.26		Eddie Bauer Holdings, Inc. 2005 Annual Incentive Plan.
10.27		Eddie Bauer Holdings, Inc. 2006 Annual Incentive Plan.
10.28		Spiegel Group Severance Plan.
10.29		Form of Indemnification Agreement for Directors and Executive Officers of Eddie Bauer Holdings, Inc.
10.30		The Spiegel Group Performance Incentive Plan — KERP Participants 2003-2004
10.31		Eddie Bauer 2004 Bridge Incentive Plan
11		Statement regarding computation of per share earnings.
21		Subsidiaries of Eddie Bauer Holdings, Inc.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EDDIE BAUER HOLDINGS, INC.

By:	/s/ Fabian Mansson

Name: Fabian Mansson
Title: President & CEO
Date: May 1, 2006

EXHIBIT INDEX

Exhibit
No.		Document

2.1		Modified First Amended Joint Plan of Reorganization of Affiliated Debtors pursuant to Chapter 11 of the Bankruptcy Code, dated as of May 23, 2005.
3.1		Certificate of Incorporation of Eddie Bauer Holdings, Inc.
3.2		Amended and Restated Bylaws of Eddie Bauer Holdings, Inc.
4.1		Article V of the Certificate of Incorporation of Eddie Bauer Holdings, Inc., included in Exhibit 3.1.
10.1		Term Loan Agreement, dated as of June 21, 2005, among Eddie Bauer Holdings, Inc., Eddie Bauer, Inc. as Borrower, the Lenders, General Electric Capital Corporation as Syndication Agent, Credit Suisse as Documentation Agent and JPMorgan Chase Bank, N.A. as Administrative Agent.
10.2		Guarantee and Collateral Agreement made by Eddie Bauer Holdings, Inc., Eddie Bauer, Inc. and certain of its subsidiaries in favor of JPMorgan Chase Bank, N.A. as Administrative Agent, dated June 21, 2005.
10.3		Pledge Agreement, dated as of June 21, 2005, by and between Eddie Bauer Holdings, Inc. as Pledgor, and Bank of America, N.A. as Agent.
10.4		Pledge Agreement, dated as of June 21, 2005, by and between Eddie Bauer, Inc. as Pledgor and Bank of America, N.A. as Agent.
10.5		First Amendment, Waiver and Agreement, dated as of April 13, 2006, to and under the Term Loan Agreement.
10.6		Loan and Security Agreement, dated as of June 21, 2005, among the Lenders, Bank of America, N.A. as Agent, Banc of America Securities LLC as Sole Lead Arranger and Book Manager, Bank of America, N.A. and the CIT Group/ Business Credit, Inc. as Co-Syndication Agents, GE Capital Corporation as Documentation Agent, Eddie Bauer, Inc. as Borrower and Eddie Bauer Holdings, Inc., Eddie Bauer Services, LLC, Distribution Fulfillment Services, Inc. (DFS) and Eddie Bauer Information Technology, LLC as Guarantors.
10.7		Waiver, effective April 14, 2006, under the Loan and Security Agreement.
10.8		Intercreditor Agreement, dated as of June 21, 2005, by and between Bank of America, N.A., as agent, JPMorgan Chase Bank, N.A. as administrative agent, Eddie Bauer Holdings, Inc., Eddie Bauer, Inc. and certain direct and indirect subsidiaries of Eddie Bauer, Inc.
10.9		Settlement Agreement, dated as of December 3, 2004, by and among Spiegel, Inc., Newport News, Inc., Eddie Bauer, Inc., Spiegel Catalog, Inc., Spiegel Catalog Services, LLC, Spiegel Credit Corporation III, Spiegel Acceptance Corporation, First Consumers National Bank, Michael Crüsemann, Horst Hansen, Martin Zaepfel, Michael Otto, Spiegel Holdings, Inc., Otto
(GmbH & Co KG) and The Bank of New York, as Trustee.
10	.10(a)	Joint Venture Agreement, dated September 28, 1993, between Eddie Bauer, Inc. and Otto-Sumisho Inc.
10	.10(b)	Joint Venture Agreement, dated June 6, 1995, by and between Eddie Bauer, Inc., Handelsgesellschaft Heinrich Heine GmbH and Sport-Scheck GmbH.
10	.11(a)	Buying Agency Agreement, dated June 29, 2005, by and between Eddie Bauer International (Americas), Inc. and Eddie Bauer, Inc.*
10	.11(b)	Buying Agency Agreement, dated June 29, 2005, by and between Eddie Bauer International, Ltd. and Eddie Bauer, Inc.*
10.12		Vendor Payment Services Agreement, dated June 29, 2005, between Eddie Bauer, Inc. and Otto International (Hong Kong) Limited.*
10.13		Private Label Credit Card Program Agreement, dated May 2, 2003, between World Financial Network National Bank, Spiegel, Inc. and Eddie Bauer, Inc.*
10	.14(a)	Lease dated August 13, 2004, between Eddie Bauer, Inc. and Microsoft Corporation.
10	.14(b)	Lease dated December 14, 2005 between Lincoln Square Office, LLC and Eddie Bauer, Inc.

Exhibit
No.		Document

10	.14(c)	Lease dated January 23, 2001, by and among Plaza Corp Retail Properties, Spiegel Group Teleservices — Canada, Inc. and Spiegel, Inc., as guarantor, as amended by a First Amendment dated June 18, 2001 and a Second Amendment dated December 11, 2001.
10	.15(a)	Amended and Restated Employment Agreement, dated December 14, 2005, by and between Eddie Bauer Holdings, Inc. and Eddie Bauer, Inc., and Fabian Mansson.
10	.15(b)	Letter Agreement, dated July 12, 2004, by and between Eddie Bauer, Inc. and Kathy Boyer.
10	.15(c)	Letter Agreement, dated March 11, 2005, by and between Eddie Bauer, Inc. and Shelley Milano.
10.16		Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan.
10.17		Form of Stock Option Agreement.
10.18		Form of Restricted Stock Unit Award Certificate.
10.19		Form of Restricted Stock Award Certificate.
10.20		Form of Non-Employee Director Stock Option Agreement.
10.21		Form of Non-Employee Director Restricted Stock Unit Award Certificate.
10.22		Form of Non-Employee Director Restricted Stock Award Certificate.
10.23		Eddie Bauer Holdings, Inc. Senior Officer Change in Control Compensation Benefits Plan.
10.24		Form of Senior Officer Change in Control Compensation Benefits Plan Participation Agreement.
10.25		Eddie Bauer Holdings, Inc. Non-Qualified Deferred Compensation Plan.
10.26		Eddie Bauer Holdings, Inc. 2005 Annual Incentive Plan.
10.27		Eddie Bauer Holdings, Inc. 2006 Annual Incentive Plan.
10.28		Spiegel Group Severance Plan.
10.29		Form of Indemnification Agreement for Directors and
Executive Officers of Eddie Bauer Holdings, Inc.
10.30		The Spiegel Group Performance Incentive Plan — KERP Participants 2003-2004
10.31		Eddie Bauer 2004 Bridge Incentive Plan
11		Statement regarding computation of per share earnings.
21		Subsidiaries of Eddie Bauer Holdings, Inc.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.